SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

HSBC Holdings plc
42nd Floor, 8 Canada Square,
London E14 5HQ,
England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2008, other than pages 149, 237 and 238 thereof, is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639 and 333-145859.

H S B C  H O L D I N G S  P L C

Interim Report 2008

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. Its international network comprises some 11,000 properties in 85 countries and territories in Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America and Latin America.

With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by about 200,000 shareholders in over 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.

HSBC provides a comprehensive range of financial services to more than 100 million customers through four customer groups and global businesses: Personal Financial Services (including consumer finance); Commercial Banking; Global Banking and Markets; and Private Banking.

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ or the ‘Group’ means HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares classified as equity.

The Interim Report 2008 of HSBC Holdings has been prepared in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to HSBC Holdings. HSBC’s interim Financial Statements and Notes thereon, as set out on pages 207 to 236, have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and endorsed by the European Union (‘EU’). The consolidated financial statements of HSBC at 31 December 2007 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as published by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2008, there were no unendorsed standards effective for the period ended 30 June 2008 affecting these consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the information presented in this document has been prepared in accordance with IFRSs.

When reference is made to ‘underlying’ or ‘underlying basis’ in tables or commentaries, comparative information has been expressed at constant currency (see page 4) and adjusted for the effects of acquisitions and disposals.

H S B C  H O L D I N G S  P L C

Contents

Financial Highlights			2

Group Chairman’s Statement			5

Group Chief Executive’s Review			7

Interim Management Report			11

Business Review
Principal activities	11	Customer groups and global businesses	13
Strategic direction	11	Geographical regions	28
Reconciliation of reported and underlying profit	11

Financial Review
Income statement	90	Loan impairment charges and other credit risk provisions	103
Net interest income	92	Operating expenses	105
Net fee income	94	Share of profit in associates and joint ventures	107
Net trading income	96	Asset deployment	108
Net income/(expense) from financial instruments designated at fair value	97	Trading assets, financial investments and derivatives	109
Gains less losses from financial investments	99	Funds under management	109
Net earned insurance premiums	100	Assets held in custody and under administration	110
Other operating income	101	Review of transactions with related parties	110
Net insurance claims	102	Economic profit	110
		Ratios of earnings to combined fixed charges	111
Impact of Market Turmoil
Background and disclosure policy	112	Nature and extent of HSBC ’s exposures	117
Overview of exposure	112	Fair values of financial instruments	129
Business model	115	Special purpose entities	137
Risk management	115	Other off-balance sheet arrangements and commitments	151
Accounting policies	115

Risk
Risk management	152	Operational risk	190
Credit risk	152	Reputational risk	191
Liquidity and funding	179	Risk management of insurance operations	191
Market risk	183	Capital management and allocation	197

Board of Directors and Senior Management			203

Financial Statements			207

Notes on the Financial Statements[1]			211

Additional Information			239
Directors’ interests	239	Final results and fourth interim dividend for 2008	250
Employee share plans	242	Corporate governance	250
Notifiable interests in share capital	249	Telephone and online share-dealing service	251
Dealings in HSBC Holdings shares	249	Stock codes	251
Second interim dividend for 2008	249	Copies of the Interim Report 2008 and shareholder enquiries and communications	251
Proposed third interim dividend for 2008	250

Glossary of Terms and Index			253

1	Detailed contents are provided on the referenced page.

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H S B C  H O L D I N G S  P L C

Financial Highlights

For the half-year

•	Net operating income before loan impairment charges up by US$982 million, 3 per cent, to US$39,475 million (US$38,493 million in the first half of 2007).

•	Loan impairment charges and other credit risk provisions up by US$3,712 million (58 per cent) to US$10,058 million (US$6,346 million in the first half of 2007).

•	Group pre-tax profit down by US$3,912 million (28 per cent) to US$10,247 million (US$14,159 million in the first half of 2007).

•	Profit attributable to shareholders of the parent company down by US$3,173 million, 29 per cent, to US$7,722 million (US$10,895 million in the first half of 2007).

•	Return on average shareholders’ equity of 12.1 per cent (19.1 per cent in the first half of 2007).

•	Earnings per share down 32 per cent to US$0.65 (US$0.95 in the first half of 2007).

Dividends and capital position

•	Second interim dividend for 2008 of US$0.18 per share which, together with the first interim dividend for 2008 of US$0.18 per share already paid, represents an increase of 6 per cent over the first and second interim dividends for 2007.

•	Tier 1 capital ratio of 8.8 per cent and total capital ratio of 11.9 per cent.

Cautionary statement regarding forward-looking statements

This Interim Report 2008 contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’) on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Business Review’, the ‘Financial Review’, and ‘The Management of Risk’. A more detailed cautionary statement is given on pages 4 and 5 of the Annual Report and Accounts 2007.

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Profitability and balance sheet data
	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

For the period
Total operating income	42,912	42,092	45,509
Profit before tax	10,247	14,159	10,053
Profit attributable to shareholders of the parent company	7,722	10,895	8,238
Dividends	6,823	6,192	4,049
At the period-end
Total equity	134,011	126,491	135,416
Total shareholders’ equity	126,785	119,780	128,160
Capital resources[1,2]	146,950	137,042	152,640
Customer accounts	1,161,923	980,832	1,096,140
Total assets	2,546,678	2,150,441	2,354,266
Risk-weighted assets[2]	1,231,481	1,041,540	1,123,782

	US$	US$	US$
Per ordinary share
Basic earnings	0.65	0.95	0.70
Diluted earnings	0.65	0.94	0.69
Dividends	0.57	0.53	0.34
Net asset value at period end	10.27	10.10	10.72

Capital and performance ratios (annualised)
	%	%	%
Capital ratios[2]
Tier 1 capital	8.8	9.3	9.3
Total capital	11.9	13.2	13.6
Performance ratios
Return on average invested capital[3]	11.9	18.4	12.4
Return on average total shareholders’ equity[4]	12.1	19.1	13.0
Post-tax return on average total assets	0.68	1.19	0.78
Post-tax return on average risk-weighted assets	1.39	2.30	1.63
Credit coverage ratios
Loan impairment charges as a percentage of total operating income	23.2	15.0	23.8
Loan impairment charges as a percentage of average gross customer advances	2.04	1.53	2.48
Total impairment allowances outstanding as a percentage of impaired loans at period end	108.1	98.4	104.9
Efficiency and revenue mix ratios
Cost efficiency ratio[5]	51.0	48.3	50.4
As a percentage of total operating income:
– net interest income	49.4	43.3	43.0
– net fee income	25.6	24.9	25.3
– net trading income	8.9	13.1	9.5
Financial ratio
Average total shareholders’ equity to average total assets	5.2	5.9	5.5

1	Capital resources are total regulatory capital, the calculation of which is set out on page 201.
2	The calculation of capital resources, capital ratios and risk-weighted assets for 30 June 2008 is on a Basel II basis. Comparatives are based on Basel I.
3	The definition of return on average invested capital and a reconciliation to the equivalent Generally Accepted Accounting Principles (‘GAAP’) measures are set out on page 111.
4	The return on average total shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by average total shareholders’ equity.
5	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.

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H S B C  H O L D I N G S  P L C

Financial Highlights (continued)

Share information
	At	At	At
	30 June	30 June	31 December
	2008	2007	2007

US$0.50 ordinary shares in issue (million)	12,005	11,713	11,829
Market capitalisation (billion)	US$185	US$215	US$198
Closing market price per ordinary share:
– London	£7.76	£9.15	£8.42
– Hong Kong	HK$120.90	HK$142.50	HK$131.70
Closing market price per American Depositary Share (‘ADS’)[1]	US$76.70	US$91.77	US$83.71

	Over 1 year	Over 3 years	Over 5 years

HSBC total shareholder return to 30 June 2008[2]	90.1	102.3	141.0
Benchmarks:
FTSE 100[3]	88.4	122.2	166.0
MSCI World[4]	89.8	131.1	180.6

1	Each ADS represents five ordinary shares.
2	Total shareholder return is defined on page 12 of the Annual Report and Accounts 2007.
3	The Financial Times Stock Exchange 100 Index.
4	The Morgan Stanley Capital International World Index.

Constant currency

Constant currency comparatives for the half-years to 30 June 2007 and 31 December 2007, used in the 2008 commentaries, are computed by retranslating into US dollars:

•	the income statements for the half-years to 30 June 2007 and 31 December 2007 of non-US dollar branches, subsidiaries, joint ventures and associates at the average rates of exchange for the half-year to 30 June 2008; and

•	the balance sheets at 30 June 2007 and 31 December 2007 for non-US dollar branches, subsidiaries, joint ventures and associates at the rates of exchange ruling at 30 June 2008.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates.

When reference is made to ‘constant currency’ or ‘constant exchange rates’ in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

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H S B C  H O L D I N G S  P L C

Group Chairman’s Statement

The first half of 2008 saw the most difficult financial markets for several decades, marked by significant declines in profitability throughout much of our industry, with consequent recapitalisation and restructuring. HSBC was not immune from the turmoil. Our pre-tax profit of US$10.2 billion was 28 per cent lower than in the first half of 2007. In the prevailing market conditions this is a resilient performance which enables us to maintain our capital strength, continue with our dividend policy and balance the need to conserve capital with our commitment to make it available for investment in our fast-growing businesses.

The Directors have approved a second interim dividend of US$0.18 per share, an increase of 6 per cent, which is payable on 8 October with a scrip alternative.

Resilient operating performance in the first half of 2008

In the first half of 2008 we remained profitable in all our customer groups. We also remained profitable in all of our geographical regions with the continuing exception of North America. Revenue rose by 3 per cent compared with the first half of 2007; loan impairments were up by 58 per cent but were 8 per cent lower than in the second half. Costs on an underlying basis were well contained, growing by only 4 per cent compared with the first half of 2007 and down by 2 per cent on the second half.

Compared with the second half of 2007, we improved profitability in all our customer groups and for the Group as a whole by 2 per cent. In particular, it is notable that profitability in Global Banking and Markets – where extremely difficult market conditions led to writedowns of US$3.9 billion – was 37 per cent higher than in the second half of 2007. Meanwhile, our US consumer finance business continued to face difficulties, but performed within our expectations, with loan impairments of US$6.6 billion, lower than in the second half of 2007 by 17 per cent. The Group Chief Executive’s Review covers our operational performance in more detail.

Financial strength maintained

HSBC’s commitment to maintaining its financial strength is unwavering. HSBC remains both strongly capitalised and liquid. The tier 1 capital ratio was 8.8 per cent and tier 1 capital grew by US$6.2 billion during the period. We have maintained our key credit ratings, generated good profitability in adverse market conditions and continued to focus investment on our strategic priorities.

Our principal concerns in this environment have been risk management, strict cost control, supporting our customers and continued investment to support our long-term strategic ambitions. Our broad-based and resilient revenue streams continue to provide a stable platform from which to achieve strong, long-term performance.

Strategic changes to HSBC’s shape

The sale of the regional bank network in France to Banque Populaire announced in February was completed on 2 July and a gain of US$2.1 billion will be recorded in our second half results. The HSBC business in France is now concentrated in France’s major urban areas, particularly Paris; the business is focused primarily on Global Banking and Markets, Premier, private banking and commercial banking, specifically for businesses involved in international markets.

We acquired the assets, liabilities and operations of The Chinese Bank in Taiwan in March, adding 36 branches and over one million customers to our operations in Asia’s fourth-largest banking market. In May, we announced an agreement to acquire 73.21 per cent of IL&FS Investsmart Ltd, a leading retail brokerage in India, for a total consideration of around US$260 million, giving us a securities presence alongside our banking and insurance businesses in Asia’s third largest economy.

Turbulent environment

The economic and financial environment deteriorated progressively through the first half of the year . In the major developed economies where we operate, economic growth slowed as asset prices, particularly of residential property, declined; this in turn affected consumer confidence and hence spending. In credit markets, illiquidity remained a major issue, with trading volumes low and no sign of resumption of normal activity levels in the securitisation markets. As a consequence, the banking system continued to deleverage, putting further pressure on asset prices and raising credit default risk.

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H S B C  H O L D I N G S  P L C

Group Chairman’s Statement (continued)

In the emerging markets, where HSBC is the leading international bank, growth remained strong in the period as real asset prices continued to rise and infrastructure development continued to boost economic growth, which supported consumer confidence and spending. However, a number of these economies are now facing increasing inflationary pressures as their consumption of commodities, energy and foodstuffs grows.

Slowing global economy

The outlook for the near term remains highly challenging with significant uncertainty. Globally, consumer confidence is declining and despite the short-term success of the recent fiscal stimulus, the US economy continues to be weak, driven by continuing housing market difficulties. The UK and other economies in Europe which had enjoyed housing market booms, have also weakened. The decline in credit availability is accelerating this process.

We expect growth in emerging markets will hold up reasonably well, albeit with less momentum than in the recent past. In Asia, compared with the buoyant conditions of last year, it is apparent that corporate activity in some sectors is slowing and demand for equity-related and wealth products has reduced as equity markets have declined.

Positioning HSBC for long-term growth

It is clear that growth models in our industry based on high and increasing leverage will no longer be sustainable. It is also clear that complexity in financial services and the recent consequences of failed risk management need to be addressed. Along with its supervisors, our industry – including lenders, underwriters and investors – needs to reflect on the lessons for risk management, capital adequacy and funding. Ultimately, the real economy will recover from this crisis, although it may get worse before it gets better. Financial markets will not, and should not, return to the status quo ante.

Through this period of major uncertainty and beyond, we will continue to position HSBC for long-term growth. The major global long-term trends – the key drivers of change which underline our strategic thinking – remain intact. Emerging markets will grow faster than mature ones; world trade and investment will grow faster than world GDP; and the ageing of the world’s population continues. All of these trends have significant implications for financial services.

We will continue to build HSBC’s platform to serve our customers as these trends shape their societies, their businesses and their own needs. We will focus investment primarily on the faster growing markets and on servicing developed market customers with international connectivity. Our capital and balance sheet strength, and a commitment to strict cost control, will continue to underpin our performance.

While the near term poses real uncertainties and difficulties, it may also create opportunities for HSBC to accelerate the execution of our strategy. In a stressed environment, HSBC has the advantages of a powerful brand, a strong capital and funding position, and the ability to service our international customers around the world. We continue to have the capacity to deploy capital at a time when others may be constrained. The strength of our funding base means that, in many markets, we have an opportunity to attract new customers and deliver more for existing ones. We take a long-term view of our business and our customer relationships; we believe that this is the basis for sustainable long-term performance for our shareholders. We will never depart from this. With 335,000 colleagues, we will continue to serve our over 100 million customers around the world, working to fulfil their financial needs.

Stephen Green, Group Chairman
4 August 2008

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H S B C  H O L D I N G S  P L C

Group Chief Executive’s Review

Resilient performance in a challenging environment

HSBC is the ‘world’s local bank’. And we are the world’s leading international bank in emerging markets. This gives us the opportunity to create value by focusing on faster growing markets, moving towards 60 per cent of our pre-tax profit coming from these economies over time. In developed markets, we are focusing both on businesses with international customers where emerging markets connectivity is critical and on businesses with local customers where our global scale means we can create efficiencies for them and us. Finally we have a suite of global products where we have a competitive advantage from scale, expertise and brand.

Our geographic balance and broad customer base is a protection which allowed us, in difficult markets, to achieve a pre-tax profit of US$10.2 billion, albeit 28 per cent lower than in the first half of 2007.

We measure our progress against key performance indicators. Our cost efficiency ratio of 51 per cent was within our range of 48-52 per cent, as we managed the balance between controlling costs and investing in the business.

Our total shareholder return was also on target for the period; top five in our peer group of 27 international banks.

On capital ratios, which reflect HSBC’s fundamental commitment to financial strength, our tier 1 ratio remained strong at 8.8 per cent, within the target range of 7.5-9 per cent.

Our return on average total shareholders’ equity at 12.1 per cent was below our target range of 15 to 19 per cent over the full cycle, but we would expect that in these difficult times.

Expanding Commercial Banking

Commercial Banking is a core business for us and it again performed strongly with pre-tax profit up by

35 per cent to US$4.6 billion. This included a gain of US$425 million from the sale of the UK card-acquiring business to a joint venture with Global Payments Inc. Excluding this, the growth was 22 per cent.

In keeping with our strategy, around 70 per cent of the business growth – excluding the card-acquiring gain – came from emerging economies, which now account for 54 per cent of Commercial Banking’s global profit before tax. Growth was strong in Asia-Pacific, Brazil and the Middle East, reflecting our established positions in these markets, particularly in mainland China, where we are substantially raising our Commercial Banking presence. In addition, profit before tax grew strongly in Brazil as transaction, lending and foreign exchange volumes grew, while loan impairment charges fell.

In the UK, profit before tax grew by 23 per cent, excluding the card acquiring gain, as Commercial Banking continued to expand with strong deposit growth, and increased fee income from card-issuing and foreign-exchange initiatives. Despite a 13 per cent growth in lending, we kept loan impairment charges in the UK broadly unchanged. In North America, profitability was affected by the slowing economy and by market interest rates. Loan impairment charges increased in both the US and Canada, while in the US and Bermuda, net interest income on liabilities was adversely affected by lower US dollar interest rates.

Commercial Banking grew its small business customer base by 8 per cent to 2.9 million, with particular growth in Turkey, Taiwan, India and mainland China. We are committed to the small business sector as a profit-growth opportunity, a strong source of deposits and fee income.

More and more of our commercial customers are now using our Business Direct service to do their banking online and by telephone. Since its launch in the UK two years ago, and in Brazil last year, over 150,000 businesses have signed up. We will launch in India and Northern Ireland in the second half.

We recognise that our particular advantage in the commercial markets sector is our ability to grow our cross-border income by being where our customers are, participating at both ends of international transactions. Our Commercial Banking revenues are growing at over four times the rate of world trade.

We are further developing our Global Links customer referral system, and cross-border referrals increased by 126 per cent to over 2,700. The

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H S B C  H O L D I N G S  P L C

Group Chief Executive’s Review (continued)

aggregate value of these transactions increased by 83 per cent to US$5.6 billion. We continue to join up across functions, with revenues of Global Markets foreign exchange increasing by 44 per cent, and Commercial Banking referrals to Private Banking increasing net new money by 80 per cent.

Personal Financial Services: continued difficulties in the US, strength elsewhere

Profit before tax in Personal Financial Services fell by 51 per cent to US$2.3 billion. This was largely due to the higher loan impairment charges in the US consumer finance business. Elsewhere, the business performed strongly, with pre-tax profits excluding US consumer finance up by 23 per cent.

In emerging markets, we had a very strong six months. We maintained revenue momentum in Rest of Asia-Pacific as well as building out our branch network, with 63 new branches, notably in Greater China. We grew our business in the Middle East profitably on the back of balance sheet growth, and in Latin America with an increased share of credit cards in Mexico and strong deposit growth in Brazil.

We strengthened our position in the UK mortgage market with our successful RateMatcher campaign. Market share of new mortgage lending rose from 3 per cent in the first half of 2007 to 6 per cent in 2008, peaking at 12 per cent in May. We also grew our international customer base in France, through our Investor Services unit.

As part of our ‘Joining up the company’ strategy, we are focusing on attracting the affluent, high end, internationally mobile personal customers who we believe HSBC suits best. HSBC Premier was designed with these customers in mind. We attracted 208,000 new customers in the first half and now have close to 2.4 million in total. We are on track to achieve 2.6 million Premier customers by the end of the year.

We originally estimated that half of these customers would be new to HSBC but, in the period, over 80 per cent were new to the bank. Each customer generates an average annualised revenue of over US$2,000. This is further evidence that ‘Joining up the company’ is creating new revenue streams.

HSBC Direct, our online banking system, is also ahead of our expectations. In the face of the industry's desire to raise core deposits, we experienced stiff competition, particularly in the US, and it is testimony to our brand's strength that despite this, we increased our customer base by 15 per cent to 1.2 million customers and grew total deposits by 19 per cent to US$16.1 billion. The intrinsic value of HSBC Direct will increase further as we begin to achieve cross-sales of other products to these customers.

We continued to expand One HSBC Cards, our global cards platform. In emerging markets, card growth was 5 per cent.

Personal Financial Services – US update

In the US, our Personal Financial Services business made a loss of US$2.2 billion. Loan impairment charges and other credit risk provisions rose by 85 per cent on the first half of 2007 to US$6.8 billion, but declined by 15 per cent compared with the second half. The US remains a difficult market, with rising unemployment and falling house prices, and we have recognised this with an impairment charge of US$527 million on the goodwill of our North American Personal Financial Services businesses at Group level.

We continued to take decisive action to mitigate our position. In the first half of 2008, excluding goodwill impairment, we reduced costs by 12 per cent compared with the first half of 2007. We continued to shrink the consumer lending branch network, from 1,000 to 900 branches.

Today, we have announced the run-off of our vehicle finance business. Our vehicle finance portfolio actually improved credit quality over the period but the business does not have sufficient critical mass or the pricing power to provide an acceptable return to the Group, and so we will not be originating further loans. We expect an orderly runoff of about 80 per cent of the portfolio of US$13 billion to be achieved in 3 years, with the remaining balance trailing off after that time.

Our US-based consumer finance business will now be focused mainly on cards and consumer lending.

In mortgage services, we reduced the portfolio outstandings by 13 per cent during the period, down from US$36 billion to US$31 billion, of which around 60 per cent was from repayments.

Emerging markets strength in Global Banking and Markets

Global Banking and Markets made a pre-tax profit of US$2.7 billion, down 35 per cent over the first half of 2007 but 37 per cent higher than in the second half. In emerging markets, profit before tax was up by 51 per cent.

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We wrote down US$3.9 billion on credit trading, monoline exposures and leveraged acquisition financing loans. This reflected the effect of market illiquidity across all asset-backed and structured-product sectors. HSBC’s exposure to illiquid markets and the consequent uncertainty over mark-to-market values remains modest with only 3 per cent of our assets having to be valued with reference to significant unobservable price inputs. We have no material exposure to collateralised debt obligations backed by US sub-prime mortgages.

In the half, we created a stable funding basis for our Structured Investment Vehicles (‘SIVs’) by establishing new securities investment conduits. Since the end of 2007, assets held by the SIVs and the new conduits and consolidated on HSBC’s balance sheet have declined by US$11 billion to US$29 billion, primarily as assets have been sold or run off.

Our foreign exchange business reported record revenues. The gains reflected greater market volatility and higher customer volumes. Strong results were seen in Rates where increased customer activity and growth in deal volumes increased income.

Global Transaction Banking operates across Commercial Banking and Global Banking and Markets. It generated US$4.6 billion of revenue in the first half of 2008, up by US$0.7 billion. Payments and cash management revenues were 10 per cent ahead of the first half of 2007, the strong liability growth offsetting the effect of declining spreads following rate cuts. Trade and supply chain performed strongly, increasing by 27 per cent despite retail weakness in the US and the UK.

We continued to concentrate on Global Banking and Markets’ emerging markets-led and financing-focused strategy. The relevance of that cross-border strategy and the strength of HSBC’s corporate and institutional franchise was illustrated by the number of transactions in which we acted on behalf of our clients. In the first half of 2008, HSBC acted for more than 700 clients in 29 sectors in some 60 countries. The notional value of these transactions amounted to more than a trillion US dollars.

Recognition for what has been achieved included being awarded Best Emerging Market Bank by Euromoney. We closed a number of landmark cross-border deals, including Vale's US$12.2 billion global equity offering, the largest ever follow-on offering by a Latin American company. We advised Ford on the US$2.3 billion sale of its Jaguar and Land Rover businesses to Tata Motors and we were sole book runner of PetroRabigh’s US$1.2 billion IPO, the first IPO by a Saudi Aramco affiliate.

Expanding Private Banking in emerging markets

Private Banking pre-tax profits increased by 5 per cent to US$822 million, primarily due to strong performances in Switzerland and Monaco. In difficult times, we increased total client assets by 1 per cent in the first half of 2008 to US$499 billion. Private Banking generates 59 per cent of its business from clients in emerging markets. We have recently opened three new Private Banking offices in mainland China.

Overall, referrals to Private Banking from other customer groups have increased by 28 per cent. Net new money from referrals is up over 70 per cent, to US$3.4 billion.

Building our insurance proposition

We continue to develop our insurance business worldwide, which now represents 16 per cent of the Group’s pre-tax profit. Premium growth was up by 30 per cent, driven mainly by Latin America, Hong Kong and Europe.

Insurance extended its reach with the start of operations in India and the launch of our joint venture in South Korea. Our Preferred Strategic Providers now operate in 23 countries with 82 product launches under way, emphasising the power of HSBC’s distribution capabilities.

We won several industry awards, including ‘Best Life Insurance Provider’ in Brazil and a Labels d’Excellence award in France.

Transforming our customers’ experience by ‘Joining up the company’

‘Joining up the company’ is about increasing revenues, particularly those which are new to the bank, and slowing cost growth. In previous paragraphs, I have outlined growth coming from Premier, Global Links and Private Banking and we expect this to continue. However, we are also working to develop the synergies that can be achieved by commonality of technology and process through ‘One HSBC’, particularly as it relates to reducing our cost base in developed markets. A slowing of the Group's cost growth is evident in our results for this half year.

One HSBC is our programme to re-engineer the company so that wherever possible we use global systems which provide leading customer experience and also drive down the cost of production. For example, One HSBC Call Centre is reducing call

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H S B C  H O L D I N G S  P L C

Group Chief Executive’s Review (continued)

times for our customers’ most frequent transactions. One HSBC Collections improves our service and contact capabilities through holistic customer level views versus individual account views. About three-quarters of the Group’s global credit card base is now on the One HSBC Cards platform, and in 2008 we will be undertaking conversions in India and Indonesia. Standardising our service proposition under the One HSBC programme has cut our service interruptions in half.

We can now deploy One HSBC systems in a country as a fully integrated package. This is particularly beneficial in our emerging markets as the suite reduces bespoke software costs as well as producing operating benefits. In the first half of 2008, we deployed the One HSBC suite in seven countries (Poland, Brunei, Australia, Russia, Chile, Indonesia and Slovakia). We aim to deploy it in another seven countries in the second half of the year. Migration to our standard One HSBC will play a major part in creating value for customers and shareholders in the coming years. I will update you on our further progress at the year-end.

Continued focus on financial strength

We live in uncertain times, but we have a clear strategy that we are implementing in a focused and effective way. In April, HSBC was named the number one company in the Forbes 2000 list of the world’s largest companies – the first time a non-US company has topped the list. We were also named the number one bank of The Banker’s Top 1000 World Banks 2008, for total tier 1 capital.

Our current customers, and our new customers, know we are here to serve and support them, wherever they wish to do business under the HSBC brand in the 85 countries and territories in which we operate.

We know that to extract HSBC’s full value for shareholders, we must continue to join up the company for the benefit of all. We have a long way to go, but value can and will be created by staying focused on this objective.

I would like to thank all our 335,000 staff for serving our over 100 million customers and protecting the interests of our 200,000 shareholders by remaining true to the fundamental principles of HSBC.

Michael Geoghegan, Group Chief Executive
 4 August 2008

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review

Principal activities

HSBC is one of the largest banking and financial services organisations in the world, with a market capitalisation of US$185 billion at 30 June 2008.

Through its subsidiaries and associates, HSBC provides a comprehensive range of banking and related financial services. Headquartered in London, HSBC operates through long-established businesses and has an international network of some 11,000 properties in 85 countries and territories in five geographical regions: Europe; Hong Kong; Rest of Asia-Pacific, including the Middle East and Africa; North America; and Latin America. Within these regions, a comprehensive range of financial services is offered to personal, commercial, corporate, institutional, investment and private banking clients. Services are delivered primarily by domestic or regional banks, typically with large retail deposit bases, and by consumer finance operations.

Strategic direction

HSBC’s strategic direction reflects its position as ‘The world’s local bank’, combining the largest global emerging markets banking business and a uniquely cosmopolitan customer base with an extensive international network and substantial financial strength.

The Group’s strategy is aligned with key trends which are shaping the global economy. In particular, HSBC recognises that, over the long term, developing markets are growing faster than the mature economies, world trade is expanding at a greater rate than GDP and life expectancy is lengthening virtually everywhere. Against this backdrop, HSBC’s strategy is focused on delivering superior growth and earnings over time by building on the Group’s heritage and skills. Its origins in trade in Asia have had a considerable influence over the development of the Group and, as a consequence, HSBC has an established and longstanding presence in many countries. The combination of local knowledge and international breadth is supported by a substantial financial capability founded on balance sheet strength, largely attributable to the scale of the Group’s retail deposit bases.

HSBC is progressively reshaping its business by investing primarily in faster growing markets and, in the more developed markets, by focusing on businesses which have international connectivity. Central to these reshaping activities is a policy of maintaining HSBC’s capital strength and strong liquidity position.

The Group has identified three main business models for its customer groups and global businesses that embody HSBC’s areas of natural advantage:

•	businesses with international customers for whom developing markets connectivity is crucial – Global Banking and Markets, Private Banking, the large business segment of Commercial Banking and the mass affluent segment of Personal Financial Services;

•	businesses with local customers where efficiency can be enhanced through global scale – the small business segment of Commercial Banking and the mass market segment of Personal Financial Services; and

•	products where global scale is possible through building efficiency, expertise and brand – global product platforms such as cards and direct banking.

The means of executing the strategy, and further utilising the linkages within the Group, are clear:

•	the HSBC brand and global networks will be leveraged to reach new customers and offer further services to existing clients;

•	efficiency will be enhanced by taking full advantage of local, regional and global economies of scale, in particular by adopting a common systems architecture wherever possible; and

•	objectives and incentives will be aligned to motivate and reward staff for being fully engaged in delivering the strategy.

Reconciliation of reported and
underlying profit before tax

HSBC measures its performance internally on a like-for-like basis, eliminating the effects of Group currency translation gains and losses, acquisitions and disposals of subsidiaries and businesses and gains from the dilution of the Group’s interests in associates, which distort the period-on-period comparison. HSBC refers to this as its underlying performance.

The tables below show the underlying performance of HSBC for the half-year to 30 June 2008 compared with the half-years to 30 June 2007 and 31 December 2007. Equivalent tables are provided for each of HSBC’s customer groups and geographical segments in their respective sections below.

The main differences between HSBC’s reported and underlying financial performance were:

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

•	Foreign currency translation differences were most significant in Europe due to the size of HSBC’s operations in the UK. The Group’s profit before tax for the first half of 2008 decreased by 28 per cent compared with the first half of 2007. The effect of the change in foreign currency translation rates accounted for an increase of 4 percentage points. The equivalents for the first half of 2008 compared with the second half of 2007 were increases of 2 per cent and 1 per cent, respectively.

•	There were a number of acquisitions and disposals that affected both comparisons. The most significant were the acquisitions of

HSBC’s partner’s share in life insurer, Erisa S. A., and property and casualty insurer, Erisa I. A.R.D. (together now renamed ‘HSBC Assurances’) in France in March 2007, and the assets and liabilities of The Chinese Bank in Taiwan in March 2008; and the deemed disposals of the stakes in Ping An Insurance (Group) Company of China, Limited (‘Ping An Insurance’), Bank of Communications Limited (‘Bank of Communications’) and Industrial Bank Co. Limited (‘Industrial Bank’), as a consequence of their making share offerings on the domestic ‘A’ share market in mainland China in the first half of 2007.

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals		1H07
	1H07	and		at 1 H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	18,230	(7)	587	18,810	158	2,210	21,178	16	12
Net fee income	10,495	70	351	10,916	(45)	120	10,991	5	1
Other income[3]	9,768	(1,177)	393	8,984	(45)	(1,633)	7,306	(25)	(18)

Net operating income[4]	38,493	(1,114)	1,331	38,710	68	697	39,475	3	2
Loan impairment charges and other credit risk provisions	(6,346)	–	(124)	(6,470)	–	(3,588)	(10,058)	(58)	(55)

Net operating income	32,147	(1,114)	1,207	32,240	68	(2,891)	29,417	(8)	(9)
Operating expenses	(18,611)	55	(738)	(19,294)	(28)	(818)	(20,140)	(8)	(4)

Operating profit	13,536	(1,059)	469	12,946	40	(3,709)	9,277	(31)	(29)
Income from associates	623	–	48	671	(12)	311	970	56	46

Profit before tax	14,159	(1,059)	517	13,617	28	(3,398)	10,247	(28)	(25)

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals		2H07
	2 H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	19,565	(5)	213	19,773	8	1,397	21,178	8	7
Net fee income	11,507	(52)	98	11,553	1	(563)	10,991	(4)	(5)
Other income[3]	9,428	(15)	16	9,429	4	(2,127)	7,306	(23)	(23)

Net operating income[4]	40,500	(72)	327	40,755	13	(1,293)	39,475	(3)	(3)
Loan impairment charges and other credit risk provisions	(10,896)	–	(22)	(10,918)	–	860	(10,058)	8	8

Net operating income	29,604	(72)	305	29,837	13	(433)	29,417	(1)	(1)
Operating expenses	(20,431)	50	(227)	(20,608)	(11)	479	(20,140)	1	2

Operating profit	9,173	(22)	78	9,229	2	46	9,277	1	–
Income from associates	880	–	37	917	–	53	970	10	6

Profit before tax	10,053	(22)	115	10,146	2	99	10,247	2	1

For footnotes, see page 89.

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Customer groups and global businesses

Summary

HSBC manages its business through two customer groups, Personal Financial Services and Commercial

Banking, and two global businesses, Global Banking and Markets, and Private Banking. Personal Financial Services incorporates the Group’s consumer finance businesses.

Profit before tax

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

Personal Financial Services	2,313	22.6	4,729	33.4	1,171	11.7
Commercial Banking	4,611	45.0	3,422	24.2	3,723	37.0
Global Banking and Markets	2,690	26.2	4,158	29.4	1,963	19.5
Private Banking	822	8.0	780	5.5	731	7.3
Other[5]	(189)	(1.8)	1,070	7.5	2,465	24.5

	10,247	100.0	14,159	100.0	10,053	100.0

Total assets6

	At 30 June 2008		At 30 June 2007		At 31 December 2007

	US$m	%	US$m	%	US$m	%

Personal Financial Services	603,016	23.7	577,402	26.9	588,473	25.0
Commercial Banking	286,533	11.2	225,763	10.5	261,893	11.1
Global Banking and Markets	1,509,390	59.3	1,220,316	56.7	1,375,240	58.4
Private Banking	98,039	3.8	81,916	3.8	88,510	3.8
Other	49,700	2.0	45,044	2.1	40,150	1.7

	2,546,678	100.0	2,150,441	100.0	2,354,266	100.0

For footnotes, see page 89.

Basis of preparation

Customer group results are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Personal Financial Services

Profit before tax
	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	15,217	13,998	15,071
Net fee income	5,626	5,523	6,219

Trading income excluding net interest income	142	1	37
Net interest income on trading activities	42	92	48

Net trading income[7]	184	93	85
Net income/(expense) from financial instruments designated at fair value	(1,135)	796	537
Gains less losses from financial investments	585	60	291
Dividend income	15	41	14
Net earned insurance premiums	4,746	3,735	4,536
Other operating income	390	255	132

Total operating income	25,628	24,501	26,885
Net insurance claims[8]	(3,206)	(3,605)	(4,542)

Net operating income[4]	22,422	20,896	22,343
Loan impairment charges and other credit risk provisions	(9,384)	(5,928)	(10,244)

Net operating income	13,038	14,968	12,099
Total operating expenses	(11,099)	(10,452)	(11,305)

Operating profit	1,939	4,516	794
Share of profit in associates and joint ventures	374	213	377

Profit before tax	2,313	4,729	1,171

By geographical region
Europe	1,324	604	977
Hong Kong	2,036	1,898	2,314
Rest of Asia-Pacific	535	351	409
North America	(2,050)	1,488	(3,034)
Latin America	468	388	505

Profit before tax	2,313	4,729	1,171

	%	%	%
Share of HSBC’s profit before tax	22.6	33.4	11.7
Cost efficiency ratio	49.5	50.0	50.6

Balance sheet data[6]
	US$m	US$m	US$m

Loans and advances to customers (net)	458,302	460,196	464,726
Total assets	603,016	577,402	588,473
Customer accounts	474,263	416,525	450,071

For footnotes, see page 89.

Business highlights

•	Profit before tax in Personal Financial Services was US$2.4 billion lower than that reported in the first half of 2007 and was 53 per cent lower on an underlying basis, primarily because of higher loan impairment charges in the US consumer finance business. Excluding this business, pre-tax profits rose by 23 per cent, 18 per cent on an underlying basis. Compared with the second half of 2007, on an underlying basis, profit before tax in Personal Financial Services was 89 per cent higher as both loan impairment charges and operating expenses fell.

•	Market turmoil in the first half of 2008 led retail customers to move their assets from investment products into bank deposits and concentrate their savings in the largest and best regarded financial institutions. HSBC benefited from both these trends with customer accounts growing by US$24.2 billion or 5 per cent in the period.

•	HSBC Premier (‘Premier’), the Group’s global banking service which offers affluent customers a seamless international service, continued to build on the success of its relaunch in 2007. In the first half of 2008, the service was extended to a further four countries, with a fifth added in July, taking the total to forty. 208,000 net new customers joined Premier, of whom more than 80 per cent were new to the Group. At 30 June 2008, HSBC had 2.4 million Premier customers who, on average, each generated more than US$2,000 of annualised revenues.

•	HSBC Direct, the Group’s online banking product suite, continued to expand in the four markets in which the product has been launched to date. In aggregate, HSBC Direct balances reached US$16.1 billion and customer numbers 1.2 million, increases of 19 per cent and 15 per cent, respectively, from 31 December 2007.

•	HSBC’s focus on emerging markets was reflected in growth in cards in force of 5 per cent in these countries compared with 31 December 2007.

•	In the UK, HSBC successfully launched a RateMatcher promotion to attract higher quality customers facing an interest rate reset in the near term. In the three months of the offer, HSBC attracted a strong flow of new business, both for the RateMatcher product and other mortgages. Overall, HSBC attracted US$11 billion of balances during the campaign.

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•	Notwithstanding weaker equity markets in Asia, HSBC’s Personal Financial Services businesses in both Hong Kong and Rest of Asia-Pacific maintained revenue momentum, with notable success in deposit generation, particularly from Premier customers.

•	Consistent with HSBC’s strategy to increase the sale of insurance products to existing customers, underlying net premium income and insurance fee income grew by 7 per cent and 18 per cent, respectively.

•	In the US, declining house prices, together with a continuing reduction in the availability of mortgage finance, fuelled growing customer delinquencies as house price depreciation became more pronounced and the economy weakened. HSBC continued to take measures to help customers manage their mortgage repayments and avoid foreclosure. In the first half of 2008, HSBC Finance extended its mortgage loan modification programme, with longer term modifications. Some 90 per cent of US mortgage customers remained current, or only one payment overdue, across the consumer lending business. Normal repayments and continued write-offs lowered the mortgage services portfolio by US$4.8 billion to US$31.4 billion at 30 June 2008.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals		1H07
	1H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains [1]	translation [2]	rates	sitions [1]	change	reported	change	change
Personal Financial Services	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	13,998	(7)	397	14,388	156	673	15,217	9	5
Net fee income	5,523	122	136	5,781	(45)	(110)	5,626	2	(2)
Other income[3]	1,375	(101)	48	1,322	(47)	304	1,579	15	23

Net operating income[4]	20,896	14	581	21,491	64	867	22,422	7	4

Loan impairment charges and other credit risk provisions	(5,928)	–	(104)	(6,032)	–	(3,352)	(9,384)	(58)	(56)

Net operating income	14,968	14	477	15,459	64	(2,485)	13,038	(13)	(16)
Operating expenses	(10,452)	5	(395)	(10,842)	(25)	(232)	(11,099)	(6)	(2)

Operating profit	4,516	19	82	4,617	39	(2,717)	1,939	(57)	(59)
Income from associates	213	–	18	231	–	143	374	76	62

Profit before tax	4,729	19	100	4,848	39	(2,574)	2,313	(51)	(53)

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals			2H07
	2H07	and			at 1H08			Under-	1H08	Re-	Under-
	as	dilution		Currency	exchange	Acqui-		lying	as	ported	lying
	reported	gains	[1]	translation [2]	rates	sitions	[1]	change	reported	change	change
Personal Financial Services	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	15,071	(5)		133	15,199	6		12	15,217	1	–
Net fee income	6,219	–		25	6,244	1		(619)	5,626	(10)	(10)
Other income[3]	1,053	19		16	1,088	2		489	1,579	50	45

Net operating income[4]	22,343	14		174	22,531	9		(118)	22,422	–	(1)

Loan impairment charges and other credit risk provisions	(10,244)	–		(25)	(10,269)	–		885	(9,384)	8	9

Net operating income	12,099	14		149	12,262	9		767	13,038	8	6
Operating expenses	(11,305)	2		(131)	(11,434)	(9)		344	(11,099)	2	3

Operating profit	794	16		18	828	–		1,111	1,939	144	134
Income from associates	377	–		19	396	–		(22)	374	(1)	(6)

Profit before tax	1,171	16		37	1,224	–		1,089	2,313	98	89

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Commercial Banking

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	4,747	4,286	4,769
Net fee income	2,165	1,904	2,068
Trading income excluding net interest income	197	121	144
Net interest income on trading activities	24	13	18
Net trading income[7]	221	134	162
Net income/(expense) from financial instruments designated at fair value	(59)	(24)	46
Gains less losses from financial investments	191	25	65
Dividend income	3	4	4
Net earned insurance premiums	360	205	528
Other operating income	718	2	163

Total operating income	8,346	6,536	7,805
Net insurance claims[8]	(190)	44	(435)

Net operating income[4]	8,156	6,580	7,370
Loan impairment charges and other credit risk provisions	(563)	(431)	(576)

Net operating income	7,593	6,149	6,794
Total operating expenses	(3,280)	(2,907)	(3,345)

Operating profit	4,313	3,242	3,449
Share of profit in associates and joint ventures	298	180	274

Profit before tax	4,611	3,422	3,723

By geographical region
Europe	1,940	1,236	1,280
Hong Kong	869	760	859
Rest of Asia-Pacific	961	597	753
North America	430	477	443
Latin America	411	352	388

Profit before tax	4,611	3,422	3,723

	%	%	%

Share of HSBC’s profit before tax	45.0	24.2	37.0
Cost efficiency ratio	40.2	44.2	45.4

Balance sheet data[6]
	US$m	US$m	US$m

Loans and advances to customers (net)	238,116	185,923	220,068
Total assets	286,533	225,763	261,893
Customer accounts	247,705	205,002	237,987

For footnotes, see page 89.

Business highlights

•	Pre-tax profits increased by 35 per cent to US$4.6 billion. This included a gain of US$425 million from selling the Group’s merchant acquiring business in the UK to a new card processing joint venture with Global Payments Inc. Operating performance was driven by robust growth in economic activity in developing markets, where much of the Group’s incremental credit appetite was directed. This led to strong revenue generation with costs rising at approximately half the rate of income as productivity improved. Loan impairment charges rose as economic conditions weakened during the first half of 2008.

•	Pre-tax profits in Europe, including the gain from the new card processing joint venture, were 57 per cent higher. Growth in profit was strongest in the Middle East and Asia-Pacific, reflecting the Group’s established position in these fast- growing economies. Growth was also strong in Brazil. Underlying income and profit fell in North America, largely as a result of increased loan impairment charges.

•	Excluding the gain on the sale of the merchant acquiring business, the share of Commercial Banking’s profit from developing markets rose from 52 per cent in 2007 to 54 per cent in the first half of 2008.

•	Strong revenue growth of 29 per cent from trade and supply chain and 44 per cent from foreign exchange reflected Commercial Banking’s ‘leading international business’ strategy. HSBC has benefited from growth in intra-regional trade flows and from facilitating investment flows from developed to developing economies, in part utilising its network of International Business Centres. Cross-border referrals through the Global Links system in the first half of 2008 rose by over 126 per cent in number and by over 83 per cent in aggregate transaction value compared with the first half of 2007.

•	The ‘best bank for small business’ strategy also contributed strongly to income growth, with an increase in deposits gathered from small business customers. Total customer numbers grew by 8 per cent to 2.9 million, largely among small and micro-business customers. Dedicated small- business centres in Turkey and the success of BusinessDirect in the UK contributed to this growth.

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•	Both physical and online distribution capabilities were expanded. In Turkey, the number of Small Business Centres was increased to over 100 and in the UK local business managers were redeployed to key branches. In Taiwan, the acquisition of the assets, liabilities and operations of The Chinese Bank extended HSBC’s reach, the additional branches bringing the total number to 44. At 8,300, the total number of relationship managers was 20 per cent higher than at 30 June 2007, with particularly strong growth in India following implementation of a new small business strategy.
•	The number of small and micro business customers using business internet banking increased by 22 per cent to nearly 900,000; the number of mid-market and corporate customers rose by 28 per cent to over 35,000.

•	Referrals to other customer groups and global businesses increased, specifically mortgages and Premier referrals to Personal Financial Services, debt and advisory services, to Global Banking and Markets, and ongoing referrals to Private Banking.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals			1H07
	1H07	and			at 1H08			Under-	1H08	Re-	Under-
	as	dilution		Currency	exchange	Acqui-		lying	as	ported	lying
	reported	gains	[1]	translation [2]	rates	sitions	[1]	change	reported	change	change
Commercial Banking	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	4,286	–		195	4,481	3		263	4,747	11	6
Net fee income	1,904	–		75	1,979	–		186	2,165	14	9
Other income[3]	390	–		14	404	2		838	1,244	219	207

Net operating income[4]	6,580	–		284	6,864	5		1,287	8,156	24	19

Loan impairment charges and other credit risk provisions	(431)	–		(17)	(448)	–		(115)	(563)	(31)	(26)

Net operating income	6,149	–		267	6,416	5		1,172	7,593	23	18
Operating expenses	(2,907)	–		(157)	(3,064)	(2)		(214)	(3,280)	(13)	(7)

Operating profit	3,242	–		110	3,352	3		958	4,313	33	29
Income from associates	180	–		11	191	–		107	298	66	56

Profit before tax	3,422	–		121	3,543	3		1,065	4,611	35	30

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals			2H07
	2H07	and			at 1H08			Under-	1H08	Re-	Under-
	as	dilution		Currency	exchange	Acqui-		lying	as	ported	lying
	reported	gains	[1]	translation [2]	rates	sitions	[1]	change	reported	change	change
Commercial Banking	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	4,769	–		50	4,819	3		(75)	4,747	–	(2)
Net fee income	2,068	–		13	2,081	–		84	2,165	5	4
Other income[3]	533	–		(4)	529	2		713	1,244	133	135

Net operating income[4]	7,370	–		59	7,429	5		722	8,156	11	10

Loan impairment charges and other credit risk provisions	(576)	–		2	(574)	–		11	(563)	2	2

Net operating income	6,794	–		61	6,855	5		733	7,593	12	11
Operating expenses	(3,345)	–		(50)	(3,395)	(2)		117	(3,280)	2	3

Operating profit	3,449	–		11	3,460	3		850	4,313	25	25
Income from associates	274	–		9	283	–		15	298	9	5

Profit before tax	3,723	–		20	3,743	3		865	4,611	24	23

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Global Banking and Markets

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	3,737	1,847	2,583
Net fee income	2,354	2,264	2,637
Trading income excluding net interest income	360	3,048	455
Net interest income/(expense) on trading activities	273	(151)	(85)
Net trading income[7]	633	2,897	370
Net income/(expense) from financial instruments designated at fair value	(211)	11	(175)
Gains less losses from financial investments	244	768	545
Dividend income	49	175	47
Net earned insurance premiums	62	46	47
Other operating income	551	529	689

Total operating income	7,419	8,537	6,743
Net insurance claims[8]	(40)	(38)	(32)

Net operating income[4]	7,379	8,499	6,711
Net loan impairment (charges)/recoveries and other credit risk provisions	(115)	24	(62)

Net operating income	7,264	8,523	6,649
Total operating expenses	(4,827)	(4,479)	(4,879)

Operating profit	2,437	4,044	1,770
Share of profit in associates and joint ventures	253	114	193

Profit before tax	2,690	4,158	1,963

By geographical region
Europe	1,190	1,674	853
Hong Kong	770	697	881
Rest of Asia-Pacific	1,972	1,098	1,366
North America	(1,625)	436	(1,401)
Latin America	383	253	264

Profit before tax	2,690	4,158	1,963

	%	%	%
Share of HSBC’s profit before tax	26.2	29.4	19.5
Cost efficiency ratio	65.4	52.7	72.7

For footnotes, see page 89.

Business highlights

•	In the most difficult financial market conditions seen for many decades, Global Banking and Markets delivered pre-tax profits of US$2.7 billion, an improvement of US$727 million or 37 per cent on the six months ended 31 December 2007 but some US$1.5 billion lower than in the first half of 2007.

•	The result reflected a total of US$3.9 billion of write-downs on credit trading, leveraged and acquisition financing positions and monoline credit exposures resulting from the continued deterioration in the credit markets. This compared with US$2.1 billion for the second half of 2007 and nil for the first half of 2007. Partly offsetting this was a US$262 million fair value gain on the widening of credit spreads on structured liabilities.

•	Notwithstanding the challenging market conditions in credit trading and Principal Investments, where the opportunities to realise assets diminished in 2008, other businesses performed very well. The ‘emerging markets-led and financing-focused’ strategy continued to ensure that HSBC was well positioned to support clients as they undertook cross-border transactions into and out of emerging markets.

•	In Global Markets, the foreign exchange business reported record revenues. This reflected greater market volatility and higher customer volumes.

•	Strong results were seen in Rates, where increased customer activity and growth in deal volumes resulted in income rising by 120 per cent. In equities, excluding the effect of the gain on sale of HSBC’s investment in Euronext N.V. and the Montreal Exchange in 2007, revenues rose by 37 per cent.

•	The securities services business continued to grow despite the backdrop of lower interest rates and lower equity markets, as stronger transaction volumes and new mandates resulted in higher revenues. This was particularly evident in Asia, as clients continued to rebalance their investment portfolios.

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Management view of total operating income

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Global Markets	1,688	3,825	1,895
Credit	(3,124)	658	(1,977)
Rates	1,303	592	699
Foreign exchange	1,546	909	1,269
Equities[10]	746	652	525
Securities services	1,112	855	1,071
Asset and structured finance	105	159	308
Global Banking	2,432	1,974	2,216
Financing and equity capital markets	1,371	1,042	1,144
Payments and cash management	839	751	881
Other transaction services	222	181	191
Balance Sheet Management	1,630	521	705
Global Asset Management	669	636	700
Principal Investments	167	755	498
Other[11]	833	826	729

Total operating income	7,419	8,537	6,743

Balance sheet data[6]

Trading assets (including derivatives)	721,366	567,340	625,132
Trading liabilities (including derivatives)	577,048	443,634	483,881
Financial investments	211,486	174,095	224,057
Financial assets designated at fair value	7,469	5,269	7,936
Loans and advances to:
– customers (net)	303,826	241,602	250,464
– banks (net)	214,693	183,708	199,506
Total assets	1,509,390	1,220,316	1,375,240
Customer accounts	328,952	265,739	299,879
Deposits by banks	144,043	121,744	126,395

Comparative information has been restated to reflect the current management view.

In the first half of 2008, Global Markets included a US$262 million fair value gain on the widening of credit spreads on structured liabilities.

For footnotes, see page 89.

•	Balance Sheet Management recorded significantly higher income from positions taken in expectation of interest rate reductions by a number of central banks. As a result of these positions there was an associated increase in the total value at risk.

•	In Global Banking, the write-downs on leveraged and acquisition finance positions were more than offset by gains on credit default swap transactions in other parts of the portfolio. Increased transaction volumes drove robust growth in fees, particularly in emerging markets. Total operating income in payments and cash management was 12 per cent higher, led by a strong rise in deposit balances.

•	HSBC’s extensive distribution network enabled the delivery of products to emerging markets as recognised by a number of industry awards including ‘Best Investment Bank’ and ‘Best at Risk Management’ in the Middle East, and ‘Best Debt House’ in Asia and in Western Europe by Euromoney.

•	The strength of the Group’s corporate and institutional franchise was again illustrated by the number and variety of transactions in which Global Banking acted on behalf of clients. In the first half of 2008, HSBC acted for over 700 clients in 29 sectors and some 60 countries. The total notional transaction value was more than US$1,000 billion.

•	Global Asset Management benefited from a significant increase in liquidity fund inflows with total funds under management growing to US$389 billion, as clients sought certainty in a volatile market. The Group maintained its position as one of the leading emerging markets asset managers, with assets increasing to US$86 billion, a rise of 18 per cent on the first half of 2007. The business continued to leverage the Group’s distribution capabilities with new funds including HSBC’s New Frontiers Fund, launched in February for the Group’s Private Banking clients, which raised US$300 million within three months.

•	Within the Group’s available-for-sale portfolio, continuing illiquidity in asset-backed securities markets led to further write-downs of securities. However, as a consequence of the underlying credit quality and seniority of the tranches held by HSBC, the first half of 2008 included a relatively modest impairment charge through the income statement of US$55 million; a further US$134 million was absorbed by income note holders who take the first loss on positions within the securities investment conduits (‘SICs’) now consolidated in HSBC’s accounts. Further details on these SICs are provided on pages 137 to 141.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals			1H07
	1H07	and			at 1H08			Under-	1H08	Re-	Under-
	as	dilution		Currency	exchange	Acqui-		lying	as	ported	lying
Global Banking and	reported	gains	[1]	translation [2]	rates	sitions	[1]	change	reported	change	change
Markets	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	1,847	–		72	1,919	–		1,818	3,737	102	95
Net fee income	2,264	–		104	2,368	–		(14)	2,354	4	(1)
Other income[3]	4,388	–		183	4,571	–		(3,283)	1,288	(71)	(72)

Net operating income[4]	8,499	–		359	8,858	–		(1,479)	7,379	(13)	(17)
Loan impairment (charges)/recoveries and other credit risk provisions	24	–		(2)	22	–		(137)	(115)	(579)	(623)

Net operating income	8,523	–		357	8,880	–		(1,616)	7,264	(15)	(18)
Operating expenses	(4,479)	–		(151)	(4,630)	–		(197)	(4,827)	(8)	(4)

Operating profit	4,044	–		206	4,250	–		(1,813)	2,437	(40)	(43)
Income from associates	114	–		5	119	–		134	253	122	113

Profit before tax	4,158	–		211	4,369	–		(1,679)	2,690	(35)	(38)

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals				2H07
	2H07	and				at 1H08			Under-	1H08	Re-	Under-
	as	dilution		Currency		exchange	Acqui-		lying	as	ported	lying
Global Banking and	reported	gains	[1]	translation	[2]	rates	sitions	[1]	change	reported	change	change
Markets	US$m	US$m		US$m		US$m	US$m		US$m	US$m	%	%

Net interest income	2,583	–		37		2,620	–		1,117	3,737	45	43
Net fee income	2,637	–		32		2,669	–		(315)	2,354	(11)	(12)
Other income[3]	1,491	–		12		1,503	–		(215)	1,288	(14)	(14)

Net operating income[4]	6,711	–		81		6,792	–		587	7,379	10	9
Loan impairment charges and other credit risk provisions	(62)	–		2		(60)	–		(55)	(115)	(85)	(92)

Net operating income	6,649	–		83		6,732	–		532	7,264	9	8
Operating expenses	(4,879)	–		(32)		(4,911)	–		84	(4,827)	1	2

Operating profit	1,770	–		51		1,821	–		616	2,437	38	34
Income from associates	193	–		8		201	–		52	253	31	26

Profit before tax	1,963	–		59		2,022	–		668	2,690	37	33

For footnotes, see page 89.

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Private Banking

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	783	567	649
Net fee income	814	811	804
Trading income excluding net interest income	211	255	270
Net interest income on trading activities	7	4	5
Net trading income[7]	218	259	275
Net income/(expense) from financial instruments designated at fair value	1	–	(1)
Gains less losses from financial investments	80	45	74
Dividend income	4	5	2
Other operating income	16	31	27

Total operating income	1,916	1,718	1,830
Net insurance claims[8]	–	–	–

Net operating income[4]	1,916	1,718	1,830
Loan impairment (charges)/recoveries and other credit risk provisions	4	(9)	(5)

Net operating income	1,920	1,709	1,825
Total operating expenses	(1,098)	(929)	(1,096)

Operating profit	822	780	729
Share of profit in associates and joint ventures	–	–	2

Profit before tax	822	780	731

By geographical region
Europe	579	493	422
Hong Kong	123	161	144
Rest of Asia-Pacific	54	56	36
North America	58	60	114
Latin America	8	10	15

Profit before tax	822	780	731

	%	%	%
Share of HSBC’s profit before tax	8.0	5.5	7.3
Cost efficiency ratio	57.3	54.1	59.9

Balance sheet data[6]
	US$m	US$m	US$m
Loans and advances to customers (net)	45,895	37,863	43,612
Total assets	98,039	81,916	88,510
Customer accounts	109,776	91,228	106,197

For footnotes, see page 89.

Business highlights

•	Pre-tax profits increased by 5 per cent or 4 per cent on an underlying basis to US$822 million, primarily due to strong performances in Switzerland and Monaco, offsetting lower revenues in Asia due to reduced client trading.

•	Inward referrals from other customer groups in HSBC in the first half of 2008 resulted in US$3.4 billion of net new money, compared with US$2.0 billion in the first half of 2007.

•	Despite a decline in market values, client assets at US$421.3 billion remained well ahead of 30 June 2007 and unchanged from 31 December 2007, assisted by net new money of US$14.5 billion in the first half of 2008. This was achieved with an improvement in net interest income in an environment of competitors offering above-market deposit rates to attract and retain clients. Within client assets, funds and mandates generating annuity income rose by 4 per cent to US$70.3 billion.

Client Assets
	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$bn	US$bn	US$bn

At beginning of period	421	333	370
Net new money	15	17	19
Value change	(20)	12	7
Exchange/other	5	8	25

At end of period	421	370	421

•	Total client assets, a measure equivalent to many industry definitions of assets under management, which includes some non-financial assets held in client trusts, amounted to US$499.3 billion at 30 June 2008, an increase of US$5.2 billion on 31 December 2007, including US$18.6 billion of net new money.

•	Private Banking clients continued to be attracted to alternative products, with total hedge funds under custody for clients growing to US$57.9 billion, and new product offerings in emerging markets. The HSBC New Frontiers Fund, which concentrates on the next generation emerging markets, and the HSBC Asia Private Equity fund, were notably successful in the first half of 2008.

•	Offices in Guangzhou, Shanghai and Beijing were formally opened in early 2008 as part of the launch of Private Banking in mainland China.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Reconciliation of reported and underlying profit before tax
	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals		1H07
	1H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
Private Banking	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	567	–	9	576	–	207	783	38	36
Net fee income	811	(52)	30	789	–	25	814	–	3
Other income[3]	340	–	5	345	–	(26)	319	(6)	(8)

Net operating income[4]	1,718	(52)	44	1,710	–	206	1,916	12	12
Loan impairment (charges)/recoveries and other credit risk provisions	(9)	–	–	(9)	–	13	4	144	144

Net operating income	1,709	(52)	44	1,701	–	219	1,920	12	13
Operating expenses	(929)	50	(33)	(912)	–	(186)	(1,098)	(18)	(20)

Operating profit	780	(2)	11	789	–	33	822	5	4
Income from associates	–	–	–	–	–	–	–	–	–

Profit before tax	780	(2)	11	789	–	33	822	5	4

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals		2H07
	2H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
Private Banking	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	649	–	2	651	–	132	783	21	20
Net fee income	804	(52)	18	770	–	44	814	1	6
Other income[3]	377	(18)	6	365	–	(46)	319	(15)	(13)

Net operating income[4]	1,830	(70)	26	1,786	–	130	1,916	5	7
Loan impairment (charges)/recoveries and other credit risk provisions	(5)	–	(1)	(6)	–	10	4	180	167

Net operating income	1,825	(70)	25	1,780	–	140	1,920	5	8
Operating expenses	(1,096)	48	(14)	(1,062)	–	(36)	(1,098)	–	(3)

Operating profit	729	(22)	11	718	–	104	822	13	14
Income from associates	2	–	(1)	1	–	(1)	–	(100)	(100)

Profit before tax	731	(22)	10	719	–	103	822	12	14

For footnotes, see page 89.

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Other

Profit/(loss) before tax

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest expense	(375)	(291)	(251)
Net fee income/(expense)	32	(7)	(221)
Trading income/(expense) excluding net interest income	(271)	(74)	201
Net interest income/(expense) on trading activities	(82)	25	(26)
Net trading income/(expense)[7]	(353)	(49)	175
Net income from financial instruments designated at fair value	820	91	2,802
Gains less losses from financial investments	(283)	101	(18)
Gains arising from dilution of interests in associates	–	1,076	16
Dividend income	17	27	5
Net earned insurance premiums	(15)	(9)	(12)
Other operating income	1,943	1,667	1,856

Total operating income	1,786	2,606	4,352
Net insurance claims[8]	(1)	–	–

Net operating income[4]	1,785	2,606	4,352
Loan impairment charges and other credit risk provisions	–	(2)	(9)

Net operating income	1,785	2,604	4,343
Total operating expenses	(2,019)	(1,650)	(1,912)

Operating profit/(loss)	(234)	954	2,431
Share of profit in associates and joint ventures	45	116	34

Profit/(loss) before tax	(189)	1,070	2,465

By geographical region
Europe	144	43	1,013
Hong Kong	(725)	(186)	(189)
Rest of Asia-Pacific	102	1,242	101
North America	294	(26)	1,534
Latin America	(4)	(3)	6

Profit/(loss) before tax	(189)	1,070	2,465

	%	%	%
Share of HSBC’s profit before tax	(1.8)	7.5	24.5
Cost efficiency ratio	113.1	63.3	43.9

Balance sheet data[6]
	US$m	US$m	US$m
Loans and advances to customers (net)	3,061	2,517	2,678
Total assets	49,700	45,044	40,150
Customer accounts	1,227	2,338	2,006

For footnotes, see page 89.
Notes

•	The loss before tax recorded in Other, US$189 million, was US$1,259 million less than the profit of US$1,070 million in the first half of 2007. For a description of the main items reported under ‘Other’, please see footnote 5 on page 89.

•	Net income from financial instruments designated at fair value of US$820 million was recorded in the first half of 2008. This represented nearly a nine-fold increase on the first half of 2007 and arose principally from mark-to-market gains driven by wider credit spreads from fair valuing own debt issued by HSBC Holdings and its European and North American subsidiaries. These fair value gains will reverse through the income statement over the remaining life of the debt.

•	Activities undertaken within the Group Service Centres (‘GSCs’) continued to grow in the first half of 2008. Employee numbers increased by 14 per cent, bringing the total number of people employed by GSCs to over 32,000. In North America, IT Service Centres reported a 3 per cent decrease in costs. Substantially all costs of both GSCs and IT Service Centres are recharged to HSBC’s customer groups and global businesses with revenue reported under ‘Other operating income’.

•	‘Gains less losses from financial investments’ included impairment charges of US$296 million recognised on non-trading equity positions classified as available for sale. These investments were made as part of the strategic positioning of HSBC’s businesses in Asia, and the write-downs were required as a consequence of significant falls in equity market prices. In the opinion of HSBC management, these stakes continue to deliver the market access envisaged when they were acquired.

•	Dilution gains of US$1.1 billion recorded in the first half of 2007 did not recur. These gains were recognised following share offerings made by HSBC’s associates: Ping An Insurance, Bank of Communications and Industrial Bank.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals		1 H07
	1H07	and		at 1 H08		Under	1 H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains [1]	translation [2]	rates	sitions [1]	change	reported	change	change
Other	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest expense	(291)	–	(20)	(311)	(1)	(63)	(375)	(29)	(20)
Net fee income/(expense)	(7)	–	6	(1)	–	33	32	557	3,300
Other income[3]	2,904	(1,076)	104	1,932	–	196	2,128	(27)	10

Net operating income[4]	2,606	(1,076)	90	1,620	(1)	166	1,785	(32)	10
Loan impairment charges and other credit risk provisions	(2)	–	(1)	(3)	–	3	–	100	100

Net operating income	2,604	(1,076)	89	1,617	(1)	169	1,785	(31)	10
Operating expenses	(1,650)	–	(29)	(1,679)	(1)	(339)	(2,019)	(22)	(20)

Operating profit/(loss)	954	(1,076)	60	(62)	(2)	(170)	(234)	(125)	(274)
Income from associates	116	–	14	130	(12)	(73)	45	(61)	(56)

Profit/(loss) before tax	1,070	(1,076)	74	68	(14)	(243)	(189)	(118)	(357)

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals		2 H07
	2 H07	and		at 1 H08		Under-	1 H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains [1]	translation [2]	rates	sitions [1]	change	reported	change	change
Other	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest expense	(251)	–	(14)	(265)	(1)	(109)	(375)	(49)	(41)
Net fee income/(expense)	(221)	–	10	(211)	–	243	32	114	115
Other income[3]	4,824	(16)	2	4,810	–	(2,682)	2,128	(56)	(56)

Net operating income[4]	4,352	(16)	(2)	4,334	(1)	(2,548)	1,785	(59)	(59)
Loan impairment charges and other credit risk provisions	(9)	–	–	(9)	–	9	–	100	100

Net operating income	4,343	(16)	(2)	4,325	(1)	(2,539)	1,785	(59)	(59)
Operating expenses	(1,912)	–	(11)	(1,923)	–	(96)	(2,019)	(6)	(5)

Operating profit/(loss)	2,431	(16)	(13)	2,402	(1)	(2,635)	(234)	(110)	(110)
Income from associates	34	–	2	36	–	9	45	32	25

Profit/(loss) before tax	2,465	(16)	(11)	2,438	(1)	(2,626)	(189)	(108)	(108)

For footnotes, see page 89.

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Analysis by customer group and global business

Profit/(loss) before tax

	Half-year to 30 June 2008

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other [5]	elimination [9]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	15,217	4,747	3,737	783	(375)	(2,931)	21,178
Net fee income	5,626	2,165	2,354	814	32	–	10,991
Trading income/(expense) excluding net interest income	142	197	360	211	(271)	–	639
Net interest income/(expense) on trading activities	42	24	273	7	(82)	2,931	3,195
Net trading income/(expense)[7]	184	221	633	218	(353)	2,931	3,834
Net income/(expense) from financial instruments designated at fair value	(1,135)	(59)	(211)	1	820	–	(584)
Gains less losses from financial investments	585	191	244	80	(283)	–	817
Dividend income	15	3	49	4	17	–	88
Net earned insurance premiums	4,746	360	62	–	(15)	–	5,153
Other operating income	390	718	551	16	1,943	(2,183)	1,435

Total operating income	25,628	8,346	7,419	1,916	1,786	(2,183)	42,912
Net insurance claims[8]	(3,206)	(190)	(40)	–	(1)	–	(3,437)

Net operating income[4]	22,422	8,156	7,379	1,916	1,785	(2,183)	39,475
Loan impairment (charges)/recoveries and other credit risk provisions	(9,384)	(563)	(115)	4	–	–	(10,058)

Net operating income	13,038	7,593	7,264	1,920	1,785	(2,183)	29,417
Total operating expenses	(11,099)	(3,280)	(4,827)	(1,098)	(2,019)	2,183	(20,140)

Operating profit/(loss)	1,939	4,313	2,437	822	(234)	–	9,277
Share of profit in associates and joint ventures	374	298	253	–	45	–	970

Profit/(loss) before tax	2,313	4,611	2,690	822	(189)	–	10,247

	%	%	%	%	%		%
Share of HSBC’s profit before tax	22.6	45.0	26.2	8.0	(1.8)		100.0
Cost efficiency ratio	49.5	40.2	65.4	57.3	113.1		51.0

Balance sheet data[6]
	U$Sm	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	458,302	238,116	303,826	45,895	3,061		1,049,200
Total assets	603,016	286,533	1,509,390	98,039	49,700		2,546,678
Customer accounts	474,263	247,705	328,952	109,776	1,227		1,161,923
Loans and advances to banks (net)[12]			214,693
Trading assets[12,13]			721,366
Financial assets designated at fair value[12]			7,469
Financial investments[12]			211,486
Deposits by banks[12]			144,043
Trading liabilities[12,13]			577,048

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business (continued)

Profit before tax

	Half-year to 30 June 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other [5]	elimination [9]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	13,998	4,286	1,847	567	(291)	(2,177)	18,230
Net fee income/(expense)	5,523	1,904	2,264	811	(7)	–	10,495
Trading income/(expense) excluding net interest income	1	121	3,048	255	(74)	–	3,351
Net interest income/(expense) on trading activities	92	13	(151)	4	25	2,177	2,160
Net trading income/(expense)[7]	93	134	2,897	259	(49)	2,177	5,511
Net income/(expense) from financial instruments designated at fair value	796	(24)	11	–	91	–	874
Gains less losses from financial investments	60	25	768	45	101	–	999
Gains arising from dilution of interests in associates	–	–	–	–	1,076	–	1,076
Dividend income	41	4	175	5	27	–	252
Net earned insurance premiums	3,735	205	46	–	(9)	–	3,977
Other operating income	255	2	529	31	1,667	(1,806)	678

Total operating income	24,501	6,536	8,537	1,718	2,606	(1,806)	42,092
Net insurance claims[8]	(3,605)	44	(38)	–	–	–	(3,599)

Net operating income[4]	20,896	6,580	8,499	1,718	2,606	(1,806)	38,493
Loan impairment (charges)/recoveries and other credit risk provisions	(5,928)	(431)	24	(9)	(2)	–	(6,346)

Net operating income	14,968	6,149	8,523	1,709	2,604	(1,806)	32,147
Total operating expenses	(10,452)	(2,907)	(4,479)	(929)	(1,650)	1,806	(18,611)

Operating profit	4,516	3,242	4,044	780	954	–	13,536
Share of profit in associates and joint ventures	213	180	114	–	116	–	623

Profit before tax	4,729	3,422	4,158	780	1,070	–	14,159

	%	%	%	%	%		%
Share of HSBC’s profit before tax	33.4	24.2	29.4	5.5	7.5		100.0
Cost efficiency ratio	50.0	44.2	52.7	54.1	63.3		48.3

Balance sheet data[6]
	U$Sm	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	460,196	185,923	241,602	37,863	2,517		928,101
Total assets	577,402	225,763	1,220,316	81,916	45,044		2,150,441
Customer accounts	416,525	205,002	265,739	91,228	2,338		980,832
Loans and advances to banks (net)[12]			183,708
Trading assets[12,13]			567,340
Financial assets designated at fair value[12]			5,269
Financial investments[12]			174,095
Deposits by banks[12]			121,744
Trading liabilities[12,13]			443,634

For footnotes, see page 89.

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Profit before tax

	Half-year to 31 December 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other[5]	elimination[9]	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	15,071	4,769	2,583	649	(251)	(3,256)	19,565
Net fee income/(expense)	6,219	2,068	2,637	804	(221)	–	11,507
Trading income excluding net interest income	37	144	455	270	201	–	1,107
Net interest income/(expense) on trading activities	48	18	(85)	5	(26)	3,256	3,216
Net trading income[7]	85	162	370	275	175	3,256	4,323
Net income/(expense) from financial instruments designated at fair value	537	46	(175)	(1)	2,802	–	3,209
Gains less losses from financial investments	291	65	545	74	(18)	–	957
Gains arising from dilution of interests in associates	–	–	–	–	16	–	16
Dividend income	14	4	47	2	5	–	72
Net earned insurance premiums	4,536	528	47	–	(12)	–	5,099
Other operating income	132	163	689	27	1,856	(2,106)	761

Total operating income	26,885	7,805	6,743	1,830	4,352	(2,106)	45,509
Net insurance claims[8]	(4,542)	(435)	(32)	–	–	–	(5,009)

Net operating income[4]	22,343	7,370	6,711	1,830	4,352	(2,106)	40,500
Loan impairment charges and other credit risk provisions	(10,244)	(576)	(62)	(5)	(9)	–	(10,896)

Net operating income	12,099	6,794	6,649	1,825	4,343	(2,106)	29,604
Total operating expenses	(11,305)	(3,345)	(4,879)	(1,096)	(1,912)	2,106	(20,431)

Operating profit	794	3,449	1,770	729	2,431	–	9,173
Share of profit in associates and joint ventures	377	274	193	2	34	–	880

Profit before tax	1,171	3,723	1,963	731	2,465	–	10,053

	%	%	%	%	%		%

Share of HSBC’s profit before tax	11.7	37.0	19.5	7.3	24.5		100.0
Cost efficiency ratio	50.6	45.3	72.7	59.9	43.9		50.4

Balance sheet data[6]
	U$Sm	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	464,726	220,068	250,464	43,612	2,678		981,548
Total assets	588,473	261,893	1,375,240	88,510	40,150		2,354,266
Customer accounts	450,071	237,987	299,879	106,197	2,006		1,096,140
Loans and advances to banks (net)[12]			199,506
Trading assets[12,13]			625,132
Financial assets designated at fair value[12]			7,936
Financial investments[12]			224,057
Deposits by banks[12]			126,395
Trading liabilities[12,13]			483,881

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Geographical regions

Summary

In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of

US$1,169 million (first half of 2007: US$852 million; second half of 2007: US$1,133 million).

Profit/(loss) before tax

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

Europe	5,177	50.5	4,050	28.6	4,545	45.2
Hong Kong	3,073	30.0	3,330	23.5	4,009	39.9
Rest of Asia-Pacific	3,624	35.4	3,344	23.6	2,665	26.5
North America	(2,893)	(28.2)	2,435	17.2	(2,344)	(23.3)
Latin America	1,266	12.3	1,000	7.1	1,178	11.7

	10,247	100.0	14,159	100.0	10,053	100.0

Total assets6

	At 30 June 2008		At 30 June 2007		At 31 December 2007

	US$m	%	US$m	%	US$m	%

Europe	1,313,319	51.5	1,040,019	48.3	1,184,315	50.3
Hong Kong	325,692	12.8	300,681	14.0	332,691	14.1
Rest of Asia-Pacific	259,041	10.2	201,123	9.4	228,112	9.7
North America	531,607	20.9	519,693	24.2	510,092	21.7
Latin America	117,019	4.6	88,925	4.1	99,056	4.2

	2,546,678	100.0	2,150,441	100.0	2,354,266	100.0

Europe

Profit/(loss) before tax by country within customer groups and global businesses

			Global
	Personal		Banking
	Financial	Commercial	and	Private
	Services	Banking	Markets[14]	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 30 June 2008
UK	1,164	1,656	329	162	168	3,479
France[15]	122	151	492	14	(70)	709
Germany	–	21	122	20	(8)	155
Malta	26	33	12	–	–	71
Switzerland	–	–	–	335	–	335
Turkey	19	51	56	–	–	126
Other	(7)	28	179	48	54	302

	1,324	1,940	1,190	579	144	5,177

Half-year to 30 June 2007
UK	384	1,001	902	198	(79)	2,406
France[15]	97	119	461	9	26	712
Germany	–	19	125	25	–	169
Malta	26	35	18	–	–	79
Switzerland	–	–	–	260	–	260
Turkey	71	34	56	–	–	161
Other	26	28	112	1	96	263

	604	1,236	1,674	493	43	4,050

For footnotes, see page 89.

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			Global
	Personal		Banking
	Financial	Commercial	and	Private
	Services	Banking	Markets[14]	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 31 December 2007
UK	837	1,063	312	119	1,055	3,386
France[15]	76	73	231	16	(75)	321
Germany	–	17	70	20	19	126
Malta	19	32	27	–	–	78
Switzerland	–	–	–	215	–	215
Turkey	73	41	62	(1)	–	175
Other	(28)	54	151	53	14	244

	977	1,280	853	422	1,013	4,545

Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

UK	380,051	325,199	326,927
France[15]	78,376	67,670	81,473
Germany	7,638	5,763	6,411
Malta	4,684	3,700	4,157
Switzerland	14,829	11,164	13,789
Turkey	8,127	6,148	7,974
Other	15,255	8,464	11,544

	508,960	428,108	452,275

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

UK	413,593	346,547	367,363
France[15]	60,281	48,961	64,905
Germany	11,054	9,671	10,282
Malta	6,292	4,779	5,947
Switzerland	42,125	35,266	41,015
Turkey	7,090	5,074	6,473
Other	9,205	8,210	8,969

	549,640	458,508	504,954

For footnotes, see page 89.

Economic briefing

The UK economy slowed in the first half of 2008. Gross Domestic Product (‘GDP’) increased by 2.0 per cent during the first half of the year against the comparable period of 2007, below the average of the past decade. The housing market deteriorated markedly as the number of mortgage approvals for house purchases fell sharply and nominal house prices recorded small but persistent monthly declines. Employment growth was subdued, with some measures of unemployment increasing slightly during the second quarter of 2008. The Bank of England cut interest rates by 50 basis points during the first half of 2008, although a sharp rise in inflation to an annual rate of 3.8 per cent in June complicated the outlook for monetary policy during the second half of the year.

Having expanded by 2.6 per cent in 2007, GDP in the eurozone rose by 2.1 per cent year-on-year in the first quarter of 2008 driven, in part, by a strong increase in business investment and a further rise in exports. Labour markets remained relatively robust, with the unemployment rate for the region remaining at about 7 per cent. However, consumer spending growth was subdued and most indicators of activity deteriorated as the second quarter progressed. Inflation continued to pick up during the first half of

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Profit before tax
	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
Europe	US$m	US$m	US$m

Net interest income	4,475	3,920	3,826
Net fee income	4,223	4,144	4,287
Net trading income	3,649	3,338	3,605
Net income/(expense) from financial instruments designated at fair value	(659)	348	878
Gains less losses from financial investments	608	790	536
Dividend income	20	161	10
Net earned insurance premiums	2,286	1,480	2,530
Other operating income	1,427	262	931

Total operating income	16,029	14,443	16,603
Net insurance claims incurred and movement in liabilities
to policyholders	(1,388)	(1,146)	(2,333)

Net operating income before loan impairment charges and other credit risk provisions	14,641	13,297	14,270
Loan impairment charges and other credit risk provisions	(1,272)	(1,363)	(1,179)

Net operating income	13,369	11,934	13,091
Total operating expenses	(8,193)	(7,972)	(8,553)

Operating profit	5,176	3,962	4,538
Share of profit in associates and joint ventures	1	88	7

Profit before tax	5,177	4,050	4,545

	%	%	%

Share of HSBC’s profit before tax	50.5	28.6	45.2
Cost efficiency ratio	56.0	60.0	59.9
Period-end staff numbers (full-time equivalent)	84,457	80,912	82,166

Balance sheet data[6]
	US$m	US$m	US$m
Loans and advances to customers (net)	508,960	428,108	452,275
Loans and advances to banks (net)	94,795	79,817	104,527
Trading assets, financial instruments designated at fair value and financial investments[16]	481,015	370,193	445,258
Total assets	1,313,319	1,040,019	1,184,315
Deposits by banks	112,081	86,912	87,491
Customer accounts	549,640	458,508	504,954

For footnotes, see page 89.

the year, rising from an annual rate of 3.1 per cent in December 2007 to 4.0 per cent by June 2008. The European Central Bank responded by raising interest rates by 25 basis points in July, taking the repo rate to 4.25 per cent.

In Turkey, economic activity accelerated slightly during the early months of 2008, with first quarter GDP growth rising by 6.6 per cent on the comparable period in 2007. Growth is, however, expected to moderate during the remainder of 2008 in response to weakening business and consumer confidence, political uncertainty and rising interest rates. Headline inflation remained under pressure from increases in energy and food prices, rising from 8.4 per cent in December 2007 to 10.6 per cent in June 2008. The Central Bank of the Republic of Turkey revised its medium-term inflation forecasts and, after initially reducing interest rates, tightened policy, raising rates by 50 basis points in both May and June 2008. The current account deficit widened to above 6 per cent of GDP, although HSBC expects continued capital inflows and the high level of interest rates to provide support to the domestic currency.

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Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals		1H07
	1H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains [1]	translation [2]	rates	sitions[1]	change	reported	change	change
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	3,920	(7)	129	4,042	150	283	4,475	14	7
Net fee income	4,144	122	169	4,435	(46)	(166)	4,223	2	(4)
Other income[3]	5,233	(101)	213	5,345	(49)	647	5,943	14	12

Net operating income[4]	13,297	14	511	13,822	55	764	14,641	10	6
Loan impairment charges and other credit risk provisions	(1,363)	–	(11)	(1,374)	–	102	(1,272)	7	7

Net operating income	11,934	14	500	12,448	55	866	13,369	12	7
Operating expenses	(7,972)	5	(299)	(8,266)	(17)	90	(8,193)	(3)	1

Operating profit	3,962	19	201	4,182	38	956	5,176	31	23
Income from associates	88	–	16	104	(12)	(91)	1	(99)	(88)

Profit before tax	4,050	19	217	4,286	26	865	5,177	28	20

For footnotes, see page 89.

Review of business performance

European operations reported a pre-tax profit of US$5.2 billion compared with US$4.1 billion in the first half of 2007, an increase of 28 per cent. On an underlying basis, pre-tax profits increased by 20 per cent. In March 2007, HSBC acquired the remaining 50 per cent interest in HSBC Assurances in France. In October 2007, HSBC disposed of the Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited in the UK. Underlying net operating income grew by 6 per cent, in contrast with operating expenses, which fell by 1 per cent.

Personal Financial Services delivered the strongest increase in pre-tax profits due to a solid performance in the UK and continued expansion in Turkey. In the UK, growth was driven by lower operating expenses, in part reflecting the absence of the overdraft fee refund charges recognised in the first half of 2007, lower credit impairment charges and a one-off gain on the disposal of MasterCard Inc. (‘MasterCard’) shares. Commercial Banking was strongly ahead of the first half of 2007, as the strength of established businesses in the UK and France was complemented by strong growth in Turkey and other emerging markets. Commercial Banking also benefited from one-off gains on the disposal of the UK merchant acquiring business to a joint venture with Global Payments Inc., together with its share of the disposal gain on the sale of MasterCard shares. Private Banking performed well, as a result of significant inflows of client assets combined with increased foreign exchange trading profits due to volatile markets. Pre-tax profits declined in Global Banking and Markets, driven by write-downs in credit-related trading exposures, which outweighed improvements in Balance Sheet Management and Rates.

In France, HSBC’s disposal of seven regional banks was completed on 2 July 2008 and a profit on disposal of US$2.1 billion will be recognised in the second half of 2008.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$1.3 billion, an increase of 97 per cent compared with the first half of 2007. In the UK, pre-tax profit growth was driven by a reduction in loan impairment charges, following the enhanced credit controls introduced since 2006, together with lower operating expenses and a one-off gain on the disposal of MasterCard shares. In France, a US$38 million gain on the disposal of four mutual funds was offset by a fall in net interest income, as a contraction of spreads counteracted the benefit of higher balances. In Turkey, revenue growth, driven by increasing volumes on credit cards, deposit accounts and personal loans, outweighed the significant increase in costs incurred to support business growth and higher loan impairment charges as loan balances grew and seasoned.

In the UK, marketing campaigns primarily focused on higher value customers. The highly successful RateMatcher campaign, launched in April 2008, delivered a significant increase in new mortgage business, with balances transferred

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

amounting to US$1.3 billion. Additional non-Rate Matcher mortgage business was also written as a result of the campaign. On current accounts, the acquisition of customers to fee-based packaged accounts continued with the ‘One Great Rate’ campaign launched in February 2008. The Group also continued its focus on Premier, which was re-launched during 2007 in order to provide seamless cross-border banking for affluent customers.

In France, HSBC’s disposal of seven regional banks was completed on 2 July 2008. These subsidiaries had been classified as held for sale and, accordingly, their net profits since February 2008 were reported within other operating income rather than in the individual income statement lines. In its core business in France, HSBC increased market share, building on its growing brand awareness. HSBC’s Personal Financial Services business in France, going forward, is focused on its core strategic segment of customers with a strong international connectivity. Premier was relaunched in France in the first half of 2008, supported by an extensive media campaign along with customer acquisition initiatives based on direct marketing. As a result, new Premier account openings have increased by more than 70 per cent since the first half of 2007.

In Turkey, HSBC’s organic growth strategy concentrated on delivery through branch expansion and new customer acquisition, predominantly led by credit card products. Investment in network expansion continued throughout the first half of 2008, with the opening of 78 new branches, supported by the addition of more than 1,500 staff since June 2007.

Net interest income was in line with the first half of 2007. In the UK, growth in savings balances and increased spreads on current accounts and credit cards were offset by the effect of a planned reduction in personal lending and credit card balances and a reduction in spreads on savings accounts.

HSBC’s increased focus on attracting and retaining deposit customers drove a 19 per cent increase in UK savings account balances for both new and existing customers. A number of new savings products launched in the past year, including a cash e-ISA and Online Bonus Saver, contributed to this growth. The resulting increase in net interest income from volume growth was partly offset by tightening spreads, due to competitive pricing and consecutive base rate cuts.

Average current account balances declined by 5 per cent, due to a reduction in the size of individual customer account balances, driven by recent increases in food and utility costs. Despite this, the focus on high value customer account acquisition continued, with new Premier account openings 18 per cent above the first half of 2007. Current account spreads increased, driven by funding benefits, resulting in a 1 per cent growth in net interest income on current accounts.

Average unsecured lending balances in the UK declined by 10 per cent, reflecting a shift in risk preference and a greater focus on attracting deposit customers. HSBC maintained a cautious approach to unsecured lending, tightening its credit criteria and employing segmentation and risk-based pricing strategies in order to improve the profitability of new business. Spreads increased on unsecured loans as price rises implemented in the second half of 2007 flowed through the portfolio, while the cost of funds was largely fixed.

Credit card balances were 9 per cent lower than in the first half of 2007, falling to US$14.2 billion. This was predominantly due to the sale of certain non-core credit card portfolios between October 2007 and May 2008 and the more conservative approach to lending noted above. The resulting reduction in net interest income was partly offset by the benefit of a re-pricing exercise undertaken during 2007, which resulted in improved yields.

Average mortgage balances were 2 per cent lower than in the first half of 2007, driven by an industry-wide decline in mortgage volumes. Buy-to-let mortgages continue to represent less than 3 per cent of the UK mortgage portfolio, the result of a decision not to write brokered or self-certified mortgages. Despite turbulence in the UK mortgage industry, the market for remortgages remained relatively healthy and, with many lenders unable to compete, HSBC was able to expand its business, launching its mortgage RateMatcher campaign in April 2008. The campaign proved to be a success, generating significant press coverage and inbound call activity and a 38 per cent increase in mortgage applications compared with the first half of 2007. The RateMatcher campaign boosted HSBC’s market share of new mortgage business by value from 3 per cent in the first half of 2007 to 6 per cent in the first half of 2008, with a high of 12 per cent achieved in the month of May. The income benefits of the new business generated by the RateMatcher campaign will be seen in the second half of 2008 due to the time lag between loan approval and draw down.

Excluding the regional banks, net interest income in France fell. Growth in deposit and lending volumes from new customers attracted by direct marketing campaigns was more than offset by

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narrower spreads, higher liquidity costs and a lower benefit from net free funds.

In Turkey, net interest income rose by 22 per cent, largely from increased card balances, where HSBC’s customer acquisition strategy led to a 37 per cent increase in credit cards in circulation, supported by a larger branch network and several new products, including co-branded and partnership cards. This volume-related growth was partially offset by a narrowing in spreads due to a sharp reduction in the interest rate cap set by the Central Bank of the Republic of Turkey. Competitive pricing designed to gain market share also led to an increase in volumes on deposit accounts and overdrafts, which more than compensated for the resulting decline in margins.

Net fee income was 5 per cent lower as an increase in Turkey offset a decline in France and a fall in the UK, partly due to a reduction in credit card fee income as a result of the partial disposal of the non-core credit card portfolios referred to above. In Turkey, credit card fees increased, driven by a 37 per cent increase in the number of cards in force, as a result of cards being deployed as the principal product to deliver customer acquisition. Excluding the regional banks, fee income in France was lower than in the first half of 2007. Increased sales of fee-based packaged accounts partly compensated for lower stock exchange and mutual fund fees, as poor market conditions deterred private investors.

Net trading income declined by 27 per cent. The movement in trading income largely reflected the fair value measurement of embedded options linked to government regulated home savings products in France.

Net income from financial instruments designated at fair value fell significantly to a loss of US$761 million. This was driven by falling investment markets affecting assets held within the life insurance businesses in France, the UK and Malta. A corresponding movement within net insurance claims and movement in liabilities to policyholders partially offset this decline.

Gains less losses from financial investments increased significantly to US$182 million, driven by a US$38 million gain on the disposal of four mutual funds in France during January 2008 and a US$160 million gain on disposal of MasterCard shares in the UK in June 2008.

Net earned insurance premiums increased by 4 per cent to US$2.1 billion, mainly in the UK due to continued sales of the new Guaranteed Income Bond which was launched in July 2007 and due to the reclassification of certain pension contracts as ‘insurance’ rather than ‘investment’ products following the addition of enhanced life insurance features. In France, net insurance premiums reduced following the ceding of premiums under a significant reinsurance transaction in the first half of 2008. Excluding this, premium income was higher due to the success of promotional offers. The additional premiums led to additional policyholder liabilities being established and therefore to an increase in net insurance claims.

Other operating income increased to US$252 million, compared with an expense of US$110 million in the first half of 2007. This was mainly due to the non-recurrence of the Financial Services Authority (‘FSA’) rule changes implemented in May 2007, which affected the present value of in-force insurance (‘PVIF’) policies in the UK. In France, the reclassification of the regional banks as held for sale resulted in their net profits of US$15.3 million since February 2008 being reported in other operating income.

Loan impairment charges fell by 15 per cent; in the UK, they were 22 per cent below the same period in 2007 due to stable delinquency levels in the core unsecured portfolios and the disposal of selected non-core credit card portfolios referred to above. Mortgage impairment charges in the UK have gradually increased from their historically low levels in line with HSBC’s expectations and market conditions. In France, loan impairment charges increased slightly, mainly as a result of a reduction in limits applied to unauthorised overdrafts at the end of 2007 in accordance with new guidelines issued by the Commission Bancaire. Overall, credit quality in France remained good. In Turkey, loan impairment charges rose by 287 per cent, due to increased volumes of credit cards and personal loans, combined with rising delinquency rates. In recognition of this, HSBC tightened its new account underwriting criteria at the start of 2008, with increased cut-off scores, lower credit lines and revised account management policies.

Operating expenses improved by 9 per cent, mainly driven by the non-recurrence of overdraft fee refunds in the UK. There was a reduction in defined benefit pension costs, as a result of an actuarial assessment, and this partly offset an increase in rental charges following the sale and leaseback of UK branch properties. Excluding the regional banks, costs in France decreased, mainly due to a reduction in staff pension and post-retirement healthcare costs following the transfer of certain obligations to a third party. There was an increase in Premier marketing costs as the product was relaunched. Organic

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

business expansion in Turkey was supported by a 34 per cent increase in operating expenses as 78 new branches were opened and staff numbers increased by more than 1,500 since June 2007.

Commercial Banking reported pre-tax profits of US$1.9 billion, an increase of 53 per cent compared with the first half of 2007. Revenues were boosted by gains of US$425 million and US$103 million on the sale of the UK merchant acquiring business to a joint venture with Global Payments Inc., as well as a share of the profits on the sale of MasterCard shares, respectively. Excluding these items, profit before tax rose by 11 per cent and revenues by 6 per cent, driven by the continued strength of established businesses in the UK and France augmented by new and growing operations in the developing markets in Turkey and in central and eastern Europe.

Following the roll-out of International Banking Centres and other infrastructure investment in previous years, the volume of cross-border business increased significantly. Successful outward referrals through the Group’s Global Links system increased by 122 per cent, including a 138 per cent rise in outward referrals from the UK. The attraction of HSBC’s international franchise was illustrated by the Group’s capture of a leading share of UK start-ups and business banking customers with an international focus.

In the UK, HSBC continued to focus on enhancing customer experience through the recruitment of sales staff and investment in direct channels in support of a strategic ambition to be recognised as the ‘best bank for small business’. In the first half of 2008, more than 100 branch-based business tills were opened and HSBC re-deployed 83 local business managers into key branch sites to provide additional local specialist support for customers located outside major conurbations.

HSBC continued to concentrate investment in the developing markets of central and eastern Europe and in Turkey. New receivables finance businesses were launched in Poland and the Czech Republic and, in Turkey, a further 18 branches were opened providing services to micro, small and mid-market customers. Across central and Eastern Europe, HSBC increased income by 49 per cent.

In France, following HSBC’s disposal of seven regional banks which was completed on 2 July 2008, HSBC remains well positioned to benefit from the Group’s international presence and is supporting this opportunity by investing in a new development programme, including 10 new Corporate Banking Centres and an expanded product range.

Net interest income rose by 2 per cent, to US$1.7 billion, largely driven by an increase of 43 per cent in Turkey and a more modest rise in the UK.

In the UK, average lending balances increased by 13 per cent. This was broadly based as strong volumes of new business were generated from HSBC’s client base, particularly in the mid-market segment. The income benefit from lending volume growth was partly offset by lower spreads as yields fell in the competitive market. However, new lending spreads in the corporate, mid and small business segments increased by 14 basis points and 21 basis points compared with the first and the second halves of 2007, respectively, as market liquidity for new credit reduced, driving prices higher. Net interest income on sterling overdrafts declined as the benefit of a modest increase in average balances was more than offset by tighter spreads. As part of its market positioning to its preferred customer base, HSBC reduced the rate charged to customers for unauthorised overdrafts, further constraining net interest income.

Average current account balances and spreads were broadly in line with the first half of 2007. Average foreign currency denominated current accounts grew, driven by customer acquisition, although the benefit of volume growth was more than offset by lower spreads in the declining US dollar interest rate environment.

HSBC’s strong capital position during a period of industry uncertainty helped to attract customer deposits and average deposits increased as a result. The benefit was offset by lower spreads as a reduction in interest rates paid to customers lagged base rate cuts in the first half of 2008.

In Turkey, higher net interest income was driven by growth in both loans and deposits as HSBC expanded across the country. Average loan and trade services balances increased by 15 per cent, following very strong customer acquisition. Micro, small and mid-sized customer numbers rose by 21 per cent in the period driven by branch expansion. The number of branches servicing Commercial Banking customers rose from 89 at 31 December 2007 to 107 at 30 June 2008. Customer acquisition was also boosted by the success of bundled products, including overdrafts, commercial car loans and small and micro business product bundles. The opening of three new Corporate Banking Centres in Istanbul also contributed. The benefits from loan growth were augmented by wider spreads as the proportion of higher yielding small and mid-market lending increased. Average deposit balances also rose, due to

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customer acquisition and competitive pricing, offset by slightly lower spreads from a shift in product mix to higher yielding deposits.

Excluding HSBC’s French regional banks, net interest income in France was broadly in line with the first half of 2007 as growth in deposit and lending volumes were offset by narrower spreads, higher liquidity costs and a lower benefit from net free funds. Both average current account balances and deposits increased, driven by customer acquisition and initiatives taken to increase market share in small business banking. Average loan balances rose by 15 per cent as HSBC gained market share. This was partly offset by tighter spreads.

Net fee income increased by 3 per cent to US$1.1 billion. This was largely driven by higher fees in Turkey and the UK, where the rise in volumes in the mid-market segment, noted above, had a corresponding effect on related fee income. Payments and cash management, factoring, trade and insurance products also contributed to the growth in fees in Turkey.

Net fee income in the UK rose by 5 per cent. Higher card issuing fees were driven by an increase in transaction volumes, primarily due to the success of the revolving commercial credit card following its launch in 2006. Currency volatility in the first half of 2008 helped to drive higher transaction volumes and commissions from foreign exchange activity. A decline in lending fees offset these following a reduction in early repayment fees.

In France, excluding the regional banks, net fee income was 8 per cent higher than in the first half of 2007. Volumes rose as a consequence of the client acquisition noted above and increased marketing to existing customers, triggering a strong increase in banking transaction fees. This was offset by lower brokerage and mutual fund fees, as uncertain market conditions subdued investment sentiment and led customers to switch from investment fund products to deposit accounts.

A net loss from financial instruments designated at fair value of US$75 million compared with income of US$9 million in the first half of 2007. This fall was largely a result of a decline in value of equity investments held to support liabilities under insurance contracts, mainly offset by the change in net insurance claims and movement in liabilities to policyholders.

The sale of certain mutual funds in France and MasterCard shares in the UK led to an increase in gains less losses from financial investments.

As part of the Group’s strategy to grow the insurance business, HSBC introduced a new guaranteed investment bond and enhanced the benefits of some existing customer policies, which resulted in higher net insurance premiums and a PVIF gain in other operating income, respectively. The increase in other operating income was also driven by the gain on sale of the UK merchant acquiring business. Increased net insurance premiums were partly offset by a rise in net insurance claims.

Loan impairment charges of US$285 million were 10 per cent higher than in the first half of 2007, largely due to higher charges in France and Turkey following balance sheet growth. Loan impairment charges in the UK were broadly flat, notwithstanding a 13 per cent growth in lending and a weakening economic environment.

Operating expenses were unchanged from the first half of 2007. In the UK, a focus on efficient delivery of customer service through direct channels allowed investment in additional customer-facing staff in the commercial centres and the commercial wealth business. Additional investment in relationship managers and local business managers helped to improve customer retention and broaden the range of services delivered.

Increased utilisation of direct channels was evidenced by a 28 per cent rise in the number of active business internet banking customers. HSBC continued to develop its straight-through processing capability to enable more customers to buy products online. Business Direct, HSBC’s commercial direct banking service, attracted over 33,000 new accounts, of which approximately 75 per cent were opened by new HSBC customers.

Excluding the regional banks, costs in France were moderately lower than in the first half of 2007. This was due to reductions in staff pension and post-retirement healthcare costs following the transfer of certain obligations to external parties, and the beneficial effect of efficiency initiatives, partly offset by the non-recurrence of a litigation provision release.

In Turkey, costs rose by 32 per cent, driven by investment in a larger branch network together with increased marketing costs to support business expansion in the small and micro segments through the enlarged branch network. Staff costs increased by 15 per cent and customer facing staff numbers by 39 per cent as HSBC focused on customer service and product delivery in the expanded network.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Global Banking and Markets’ profit before tax declined by 34 per cent to US$1.2 billion, primarily due to US$1.4 billion of write-downs in credit-related trading exposures and leveraged and acquisition finance loans, coupled with a reduction in Principal Investments revenues. These more than offset strong profit growth in Balance Sheet Management and Global Banking, and strong performances in the foreign exchange and Rates businesses.

Total operating income fell by 14 per cent to US$3.8 billion. The tighter credit and liquidity conditions in the UK which contributed to the write-downs referred to above were also reflected in a reduction in Principal Investments income after the excellent result in the first half of 2007. Higher revenues in other areas, most notably Rates in the UK and France and Balance Sheet Management in the UK, were driven by greater market volatility. Balance Sheet Management revenues increased by US$384 million in Europe. Global Banking revenues increased by 27 per cent as write-downs on leveraged and acquisition finance loans were more than offset by gains on credit default swap transactions in other parts of the portfolio.

Net interest income rose by 166 per cent, led by strong growth in Balance Sheet Management revenues in the UK due to increased margins driven by steepening sterling and US dollar yield curves. There was also growth in the UK from a focused enlargement of secured lending (repo) business. The UK also benefited from growth in payments and cash management activity, which was driven by a 33 per cent rise in deposits as customers responded to the volatile markets by increasing their cash holdings.

Net fee income declined in the UK and France in Global Markets. Higher cross-selling fees paid to Commercial Banking for generating foreign exchange business reduced net fee income but were more than compensated for by higher trading income on foreign exchange. A decline in equity markets also reduced funds under management in Global Asset Management, further contributing to lower fees.

Trading income fell by 29 per cent, chiefly from the write-downs noted above. As the market turmoil continued, the fair value of asset-backed securities and structured credit instruments further deteriorated as the credit and liquidity disruption that began in the US sub-prime market spread into other mortgage and mortgage-related products. HSBC had mitigated its risk from such events by purchasing protection from monoline insurers against losses from defaults, primarily on asset-backed credit products. The market turmoil initially caused the fair value of this protection to increase significantly, reflecting the market view that it was more likely that defaults would occur on the underlying asset-backed paper. This sudden increase in the potential liabilities of the monoline insurers resulted in their credit ratings being downgraded as the scale of the liabilities incurred cast significant doubt on the ability of many monoline insurers to pay. Accordingly, a credit risk write-down was taken against the fair value of the exposure to monoline insurers. The market turmoil also caused the market value of some leveraged and acquisition finance loans to fall due to general credit and liquidity disruption. More information on these write-downs and the underlying assets is provided on page 113.

Partially offsetting these trading losses, Rates trading grew by 115 per cent due to high customer demand for inflation protection products in the UK and France. Foreign exchange trading revenues also rose, by 38 per cent, as market volatility continued, and equities grew by 79 per cent, excluding the effect of the gain on the sale of HSBC’s investment in Euronext N.V. in 2007. Further income arose from the fair value gains in Global Banking.

A loss of US$218 million was recognised in net income from financial instruments designated at fair value. This was due to a loss on euro-denominated debt which is offset in trading income.

Gains less losses from financial investments and dividend income both declined in comparison with the very strong performance in the first half of 2007 from the Principal Investments business. In 2008, the number of investments realised fell and the exit multiples achieved were reduced.

The loan impairment charge was small and represented only one basis point of customer loans and advances. This compared with a release in the first half of 2007. The UK credit environment for large corporate lending undoubtedly weakened in the first half of 2008, as evidenced by weak retail sales, falling commercial property prices and the restructuring of much of the UK house building sector.

Operating expenses fell by 2 per cent, reflecting lower bonus costs in the UK which were in line with financial performance. This was partly offset by higher administrative expenses in both the UK and France, where IT costs rose due to growth in headcount to support the increased volume and scope of business in Global Markets, including cross-sales and product control.

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Private Banking reported a pre-tax profit of US$579 million, an increase of 15 per cent, compared with the first half of 2007. Good performances were recorded in both Switzerland and Monaco as a result of strong deposit growth, gains on the disposal of the Hermitage Fund and an increase in client foreign exchange trading. However, the cost efficiency ratio worsened by 1.8 percentage points to 54.9 per cent due to higher staff costs caused primarily by the non-recurrence of a pension saving in 2007. Despite this, the cost efficiency ratio remained one of the lowest in the industry.

Net interest income grew by 38 per cent to US$515 million, primarily due to strong deposit growth augmented by widening interest rate spreads in the first half of 2008. In Switzerland and the UK, average customer deposits grew by 35 per cent and 12 per cent to US$42.1 billion and US$15.0 billion, respectively. The growth in deposits was driven by net new money and customers switching from investment securities to cash deposits during the recent market turbulence.

Net fee income increased by 2 per cent to US$559 million, with a 3 per cent increase in funds under management in Switzerland and higher performance fees on UK hedge fund products. This was partially offset by a decline in UK real estate fee income, as expectations of falling house prices drove lower transaction volumes and the non-recurrence of a large tax advisory fee in the first half of 2007. Management fees decreased in France as the private bank exited some business with institutional clients following a decision not to market to this segment and, in Germany, as the market value of funds declined.

Market volatility led to increased foreign exchange trading by clients in Switzerland, contributing to a 28 per cent rise in trading income.

Gains less losses from financial investments were 81 per cent higher at US$78 million. The increase related to the disposal of HSBC’s residual holding in the Hermitage Fund, following earlier disposals in 2006 and 2007.

Client assets, which include deposits and funds under management, increased by 2 per cent to US$262.7 billion compared with 31 December 2007. The growth in client assets was driven by US$10.0 billion of net new money, mainly due to client acquisition in Switzerland and Monaco and foreign exchange gains. However, this was partly offset by a decline in the market value of investment securities, particularly equities. The growth in cross-referrals continued, with inward referrals from other customer groups contributing US$1.9 billion to total client assets, an increase of 68 per cent, compared with the first half of 2007.

Operating expenses rose by 23 per cent to US$699 million due to a US$65 million non-recurring pension benefit which occurred in the first half of 2007 and hiring for business growth, which increased property and compensation costs.

Within Other, profit before tax rose by 126 per cent to US$144 million, largely due to fair value movements on HSBC’s own debt and related derivatives. Widening credit spreads resulted in gains of US$395 million in the first half of 2008 compared to gains of US$6 million in the first half of 2007 and a gain of US$1,254 million in the second half of 2007. These movements will reverse over the remaining life of the debt.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals		2H07
	2H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation [2]	rates	sitions[1]	change	reported	change	change
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	3,826	(5)	(11)	3,810	–	665	4,475	17	17
Net fee income	4,287	–	6	4,293	–	(70)	4,223	(1)	(2)
Other income[3]	6,157	19	(34)	6,142	–	(199)	5,943	(3)	(3)

Net operating income[4]	14,270	14	(39)	14,245	–	396	14,641	3	3
Loan impairment charges and other credit risk provisions	(1,179)	–	26	(1,153)	–	(119)	(1,272)	(8)	(10)

Net operating income	13,091	14	(13)	13,092	–	277	13,369	2	2
Operating expenses	(8,553)	2	(12)	(8,563)	–	370	(8,193)	4	4

Operating profit	4,538	16	(25)	4,529	–	647	5,176	14	14
Income from associates	7	–	1	8	–	(7)	1	(86)	(88)

Profit before tax	4,545	16	(24)	4,537	–	640	5,177	14	14

For footnotes, see page 89.

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Analysis by customer group and global business

Profit before tax

	Half-year to 30 June 2008

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	3,373	1,739	1,351	515	(156)	(2,347)	4,475
Net fee income	1,479	1,134	999	559	52	–	4,223
Trading income excluding net interest income	34	18	1,362	106	33	–	1,553
Net interest income/(expense) on trading activities	(1)	20	(285)	7	8	2,347	2,096
Net trading income[7]	33	38	1,077	113	41	2,347	3,649
Net income/(expense) from financial instruments designated at fair value	(761)	(75)	(218)	–	395	–	(659)
Gains less losses from financial investments	182	140	190	78	18	–	608
Dividend income	1	2	11	4	2	–	20
Net earned insurance premiums	2,084	213	–	–	(11)	–	2,286
Other operating income	252	581	362	4	251	(23)	1,427

Total operating income	6,643	3,772	3,772	1,273	592	(23)	16,029
Net insurance claims[8]	(1,290)	(98)	–	–	–	–	(1,388)

Net operating income[4]	5,353	3,674	3,772	1,273	592	(23)	14,641
Loan impairment (charges)/recoveries and other credit risk provisions	(963)	(285)	(29)	5	–	–	(1,272)

Net operating income	4,390	3,389	3,743	1,278	592	(23)	13,369
Total operating expenses	(3,065)	(1,449)	(2,554)	(699)	(449)	23	(8,193)

Operating profit	1,325	1,940	1,189	579	143	–	5,176
Share of profit/(loss) in associates and joint ventures	(1)	–	1	–	1	–	1

Profit before tax	1,324	1,940	1,190	579	144	–	5,177

	%	%	%	%	%		%
Share of HSBC’s profit before tax	12.9	18.9	11.6	5.7	1.4		50.5
Cost efficiency ratio	57.3	39.4	67.7	54.9	75.8		56.0
Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	153,460	111,791	210,727	31,933	1,049		508,960
Total assets	207,810	133,372	897,664	67,408	7,065		1,313,319
Customer accounts	183,608	105,135	196,432	64,242	223		549,640
Loans and advances to banks (net)[12]			78,488
Trading assets[12,13]			482,034
Financial instruments designated at fair value[12]			6,914
Financial investments[12]			88,717
Deposits by banks[12]			105,792
Trading liabilities[12,13]			365,523

For footnotes, see page 89.

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H S B C H O L D I N G S P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business (continued)

Profit before tax

	Half-year to 30 June 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,130	1,647	495	365	32	(1,749)	3,920
Net fee income	1,428	1,066	1,108	523	19	–	4,144
Trading income/(expense) excluding net interest income	45	11	1,705	83	(2)	–	1,842
Net interest income/(expense) on trading activities	(2)	12	(268)	4	1	1,749	1,496
Net trading income/(expense)[7]	43	23	1,437	87	(1)	1,749	3,338
Net income/(expense) from financial instruments designated at fair value	315	9	(2)	–	26	–	348
Gains less losses from financial investments	19	8	651	42	70	–	790
Dividend income	1	2	144	5	9	–	161
Net earned insurance premiums	1,380	109	–	–	(9)	–	1,480
Other operating income/(expense)	(110)	(89)	337	9	147	(32)	262

Total operating income	6,206	2,775	4,170	1,031	293	(32)	14,443
Net insurance claims[8]	(1,245)	99	–	–	–	–	(1,146)

Net operating income[4]	4,961	2,874	4,170	1,031	293	(32)	13,297
Loan impairment (charges)/recoveries and other credit risk provisions	(1,127)	(256)	17	3	–	–	(1,363)

Net operating income	3,834	2,618	4,187	1,034	293	(32)	11,934
Total operating expenses	(3,244)	(1,382)	(2,513)	(541)	(324)	32	(7,972)

Operating profit/(loss)	590	1,236	1,674	493	(31)	–	3,962
Share of profit in associates and joint ventures	14	–	–	–	74	–	88

Profit before tax	604	1,236	1,674	493	43	–	4,050

	%	%	%	%	%		%

Share of HSBC’s profit before tax	4.3	8.7	11.8	3.5	0.3		28.6
Cost efficiency ratio	65.4	48.1	60.3	52.5	110.6		60.0
Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	149,789	87,247	165,028	25,544	500		428,108
Total assets	198,518	104,420	677,459	56,090	3,532		1,040,019
Customer accounts	166,282	83,421	153,196	54,893	716		458,508
Loans and advances to banks (net)[12]			66,281
Trading assets[12,13]			354,488
Financial instruments designated at fair value[12]			3,400
Financial investments[12]			53,774
Deposits by banks[12]			85,104
Trading liabilities[12,13]			265,059

For footnotes, see page 89.

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	Half-year to 31 December 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	3,474	1,772	866	428	54	(2,768)	3,826
Net fee income/(expense)	1,632	1,128	1,208	509	(190)	–	4,287
Trading income excluding net interest income	15	25	952	78	91	–	1,161
Net interest income/(expense) on trading activities	(5)	18	(342)	5	–	2,768	2,444
Net trading income[7]	10	43	610	83	91	2,768	3,605
Net income/(expense) from financial instruments designated at fair value	(189)	22	(183)	–	1,228	–	878
Gains less losses from financial investments	31	28	449	73	(45)	–	536
Dividend income	–	2	11	2	(5)	–	10
Net earned insurance premiums	2,131	412	–	–	(13)	–	2,530
Other operating income/(expense)	164	54	516	(1)	154	44	931

Total operating income	7,253	3,461	3,477	1,094	1,274	44	16,603
Net insurance claims[8]	(1,969)	(364)	–	–	–	–	(2,333)

Net operating income[4]	5,284	3,097	3,477	1,094	1,274	44	14,270
Loan impairment (charges)/ recoveries and other credit risk provisions	(917)	(259)	9	(7)	(5)	–	(1,179)

Net operating income	4,367	2,838	3,486	1,087	1,269	44	13,091
Total operating expenses	(3,391)	(1,559)	(2,637)	(667)	(255)	(44)	(8,553)

Operating profit	976	1,279	849	420	1,014	–	4,538
Share of profit/(loss) in associates and joint ventures	1	1	4	2	(1)	–	7

Profit before tax	977	1,280	853	422	1,013	–	4,545

	%	%	%	%	%		%
Share of HSBC’s profit before tax	9.7	12.7	8.5	4.2	10.1		45.2
Cost efficiency ratio	64.2	50.3	75.8	61.0	20.0		59.9
Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m
Loans and advances to customers (net)	151,687	106,846	163,066	30,195	481		452,275
Total assets	200,432	124,464	794,673	60,010	4,736		1,184,315
Customer accounts	178,757	99,704	163,713	62,055	725		504,954
Loans and advances to banks (net)[12]			89,651
Trading assets[12,13]			396,487
Financial instruments designated at fair value[12]			7,122
Financial investments[12]			94,416
Deposits by banks[12]			85,315
Trading liabilities[12,13]			305,697

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Hong Kong

Profit/(loss) before tax by customer group and global business

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Personal Financial Services	2,036	1,898	2,314
Commercial Banking	869	760	859
Global Banking and Markets	770	697	881
Private Banking	123	161	144
Other	(725)	(186)	(189)

Profit before tax	3,073	3,330	4,009

Profit before tax
	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	2,835	2,568	2,915
Net fee income	1,469	1,439	1,923
Net trading income	314	469	773
Net income/(expense) from financial instruments designated at fair value	(361)	210	466
Gains less losses from financial investments	(98)	32	62
Dividend income	20	17	14
Net earned insurance premiums	1,650	1,426	1,371
Other operating income	448	413	432

Total operating income	6,277	6,574	7,956
Net insurance claims incurred and movement in liabilities to policyholders	(1,169)	(1,512)	(1,696)

Net operating income before loan impairment charges and other credit risk provisions	5,108	5,062	6,260
Loan impairment charges and other credit risk provisions	(81)	(80)	(151)

Net operating income	5,027	4,982	6,109
Total operating expenses	(1,975)	(1,665)	(2,115)

Operating profit	3,052	3,317	3,994
Share of profit in associates and joint ventures	21	13	15

Profit before tax	3,073	3,330	4,009

	%	%	%

Share of HSBC’s profit before tax	30.0	23.5	39.9
Cost efficiency ratio	38.7	32.9	33.8
Period-end staff numbers (full-time equivalent)	29,467	27,066	27,655

Balance sheet data[6]
	US$m	US$m	US$m

Loans and advances to customers (net)	99,741	89,918	89,638
Loans and advances to banks (net)	73,461	68,162	63,737
Trading assets, financial instruments designated at fair value, and financial investments	78,735	98,998	102,180
Total assets	325,692	300,681	332,691
Deposits by banks	5,063	10,383	6,420
Customer accounts	231,709	205,219	234,488

For footnote, see page 89.

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Economic briefing

Hong Kong’s economy proved robust during the first months of 2008, with year-on-year GDP growth accelerating to 7.1 per cent in the first quarter from 6.9 per cent in the final quarter of 2007. Domestic demand was the major driver of this growth, with both private consumption and fixed asset investment rising sharply. Exports also rose during the first half of 2008, adding further impetus to the economy. Labour markets remained very tight and the unemployment rate maintained a 10-year low of 3.3 per cent in the second quarter, supporting consumer spending. Investment demand was also strong in the first quarter in the falling interest environment. However, inflation accelerated during the first half of 2008 and while this largely reflected rising food and energy prices, increased rental and wage costs also contributed. The Government’s budget measures also supported domestic demand. Interest rates fell in line with US rates.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals		1H07
	1H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	2,568	–	7	2,575	–	260	2,835	10	10
Net fee income	1,439	–	4	1,443	–	26	1,469	2	2
Other income[3]	1,055	–	(1)	1,054	–	(250)	804	(24)	(24)

Net operating income[4]	5,062	–	10	5,072	–	36	5,108	1	1
Loan impairment charges and other credit risk provisions	(80)	–	(1)	(81)	–	–	(81)	(1)	–

Net operating income	4,982	–	9	4,991	–	36	5,027	1	1
Operating expenses	(1,665)	–	(4)	(1,669)	–	(306)	(1,975)	(19)	(18)

Operating profit	3,317	–	5	3,322	–	(270)	3,052	(8)	(8)
Income from associates	13	–	–	13	–	8	21	62	62

Profit before tax	3,330	–	5	3,335	–	(262)	3,073	(8)	(8)

For footnotes, see page 89.

Review of business performance

HSBC’s operations in Hong Kong reported a pre-tax profit of US$3.1 billion, compared with US$3.3 billion in the first half of 2007, a decrease of 8 per cent on both a reported and an underlying basis. The decrease was due to the impairment of certain HSBC strategic investments, which were necessary as a consequence of significant falls in equity market prices. These impairments more than offset profit growth in Personal Financial Services, Commercial Banking and Global Banking and Markets. Underlying net operating income was largely in line with the first half of 2007, while operating expenses grew by 18 per cent, causing a worsening in the cost efficiency ratio to 38.7 per cent.

Pre-tax profits grew in Commercial Banking and Personal Financial Services despite the adverse effects of lower interest rates, driven by strong balance sheet growth through customer acquisition and new product offerings. Strong performance in Global Banking and Markets was driven by increased income from Balance Sheet Management, as falling interest rates led to a lower cost of funds and a steeper yield curve partially offset by a write-down on an exposure to a monoline insurer. In Private Banking, pre-tax profits fell, largely due to a decline in the value of equities on the Hong Kong stock market, compared with the first half of 2007.

The following commentary is on an underlying basis.

Personal Financial Services reported pre-tax profits of US$2.0 billion, 7 per cent higher than in the first half of 2007. Revenues rose by 7 per cent due to growth in both net interest income and fee income. Higher cost incurred in generating increased business volumes led the cost efficiency ratio to worsen by 1.6 percentage points compared with the first half of 2007 to 29.1 per cent.

Net interest income rose by 6 per cent to US$1.7 billion, driven by deposit volume growth from higher savings balances and by wider margins

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

on most products apart from mortgages, following interest rate cuts.

Average customer deposits were 10 per cent higher than in the first half of 2007. Continued emphasis on Premier helped to increase balances, the number of Premier customers increasing by 7 per cent in the first half of 2008 to over 311,000. Clients raised deposits in response to weaker investment sentiment following falls in local stock markets while, following the launch of campaigns offering preferential time deposit rates and the enhancement of HSBC’s Smart Picks platform, HSBC also attracted new deposits. Deposit spreads widened, benefiting from pricing changes made to increase yields.

The property market in Hong Kong remained resilient, buoyed by the low interest rate environment and strong economic fundamentals, though the rate of property transactions and price growth slowed during the period. HSBC selectively reintroduced fixed-rate mortgages, boosting the volume of new mortgages, which rose by 82 per cent. Mortgage offerings to Premier customers continued to be well received, and the proportion of new HSBC home mortgage loans drawn down by Premier customers reached 43 per cent at 30 June 2008. Although yields on new lending increased, strong competition in the residential mortgage market resulted in narrower spreads on the portfolio.

HSBC’s leadership in credit cards continued with the launch of the Green Credit Card. A percentage of cardholder spending on this card is directed by the Group to environmental initiatives. This campaign, and a separate acquisition campaign, contributed to the 630,000 new cards issued during the period to bring the total number of cards in circulation to 5.2 million at 30 June 2008. Strong momentum in cardholder spending continued in the first half of the year with an 11 per cent increase. The cards portfolio continued to perform well in the highly competitive environment and is ranked first for market share by multiple measures. Spreads increased due to lower funding costs following declines in market interest rates. This drove a 21 per cent increase in interest income from cards.

Fee income was 8 per cent higher than in the first half of 2007, due to increased sales of investment products and higher income from current account sales, particularly Premier and PowerVantage, a wealth management account package designed for the mid-market customer. Although the volume of transactions on the Hong Kong stock exchange peaked in October 2007, volumes in the first half of

2008 remained above the levels recorded in the same period in 2007.

Income from retail securities and investment products grew by 4 per cent, as customers increasingly utilised online channels to complete transactions. HSBC protected its market share in investment products through programmes and incentives, including preferential brokerage and margin interest offers, and campaigns to sustain awareness of the range of HSBC funds, as well as the promotion of a series of unit trusts that have no subscription fee.

Notwithstanding the launch of new funds in 2007 and the introduction of WealthMaster (a portfolio wealth management sales tool also launched in 2007), funds under management were adversely affected by stock market performance, declining by 9 per cent to US$52 billion, compared with 31 December 2007.

Due to an increased number of cards in circulation and a rise in cardholder balances, credit card fee income rose by 16 per cent.

Though partially offset by lower net claims, income from securities held by the insurance business was adversely affected by the decline in global equity markets. However, net earned insurance premiums of US$1.6 billion were 14 per cent higher than in the first half of 2007, driven by increased sales of endowment products in Hang Seng Bank. Of the non-life policies, 81 per cent are now sold through low-cost channels, including the Refundable Protection Plan launched in March through the telesales distribution channel.

Other operating income included a gain of US$159 million from the redemption of shares in the Visa Inc. (‘Visa’) initial public offering (‘IPO’) and the disposal of MasterCard shares.

Credit quality in Hong Kong remained benign, and loan impairment charges decreased by 55 per cent, partly as a result of better performance in the cards portfolio. The ratio of non-performing loans to gross advances fell by 7 basis points. Loan impairment charges in the credit card portfolio were lower due to improved delinquency, reflecting bankruptcy trends that were largely in line with the first half of 2007.

Inflation continued to affect wage and premises costs, with operating expenses 13 per cent higher. Additional staff were added to frontline roles in the branch network and a programme of branch and self-service banking upgrades was initiated to maintain customer service levels. Marketing costs were largely in line with the first half of 2007,

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notwithstanding new campaigns including the Green Credit Card launch and further emphasis of Premier. IT costs rose in support of business growth and the expansion of self-service banking coverage. Notwithstanding these investments, the cost efficiency ratio remained low, in part due to the use of direct channels. For example, 83 per cent of retail securities transactions were completed online, a 2.9 percentage point improvement.

Commercial Banking recorded a pre-tax profit of US$869 million, 14 per cent higher than in the first half of 2007. Increased revenues were driven by asset and liability growth, along with a rise in fee income from trade and investment products. The credit environment showed mild deterioration; loan impairment charges rose by US$27 million compared with US$1 million in the first half of 2007. The growth in revenue exceeded the growth in costs resulting in a 0.7 percentage point improvement to the cost efficiency ratio.

Customer numbers grew by 8 per cent as HSBC continued to expand its product offerings. 16,000 new Business Vantage accounts were opened during the period, bringing the total to 139,000. HSBC continued successfully to serve the borrowing needs of small businesses through the launch of new products and pre-approved lending offers to existing customers.

Strategic ties with the Hong Kong Trade Development and Productivity Councils were forged to reinforce the small business segment brand and to aid in the acquisition of new lending customers. In addition, HSBC continued to benefit from trade flows between Hong Kong and mainland China, and took various steps to capture cross-border business, leveraging HSBC’s customer base and strong presence in the Greater China region. This included the opening of a new centre for small businesses in Sheung Shui in Hong Kong.

Although net interest income rose by 6 per cent, strong growth in liability volumes was significantly offset by the effect of narrowing spreads due to lower interest rates.

Net interest income from deposits rose, due to higher deposit balances. Balance growth was due to a series of savings and time deposit campaigns and strong market liquidity. Spreads were lower, as base rates were reduced and market competition remained intense.

Total lending balances rose by 23 per cent, buoyed by customer business activity related to mainland China. Asset spreads contracted during the period, due to significantly lower lending yields than in 2007 across all customer segments due to lower interest rates and market competition. To encourage further growth in trade finance and factoring, a series of trade promotion programmes was held and a product was launched by Hang Seng Bank to provide customers with a means of benefiting from renminbi appreciation. This contributed to the rise in receivables finance net interest income of 33 per cent compared with the first half of 2007.

HSBC continued to serve a significant number of clients, particularly manufacturers, who received financing to expand their operations in mainland China. Lending to small businesses rose as a result of strong economic growth in Hong Kong. In addition, trade-related lending increased, spurred partly by system enhancements to better capture cross-border business referrals. Trade and supply chain offerings were successful in attracting customers from different segments.

Credit card balances rose by US$22 million, while higher yields caused spreads to increase. The total number of new credit cards in the period reached over 9,400 and there was a 15 per cent increase in income from merchant acquiring compared with the first half of 2007.

Fee income rose by 11 per cent to US$278 million. Trade and supply chain products had strong growth in income and average transaction size. In addition, volumes of remittance transactions and remittance income both rose by 18 per cent. A decline in the sale of interest and foreign exchange linked products, which was partly offset by an increase in demand for equity-linked products, resulted in a fall in overall sales of structured products. The sale of wealth management products to mid-market customers rose, however, and HSBC launched 63 new funds.

Trading income increased by 19 per cent compared with the first half of 2007. Exchange rate volatility continued into the first half of 2008 and the level of trading between US and Hong Kong dollars rose.

Net earned insurance premiums rose by 53 per cent, driven by life products. The composite sales teams introduced in 2007 and the launch in June 2008 of a corporate wealth management branding campaign were used to enhance customer awareness of investment, key person and group medical insurance products.

Loan impairment charges of US$28 million were recorded, an increase from previously low levels. The credit environment proved more volatile than in the first half of 2007, particularly for small

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

and medium businesses with operations in mainland China. Impaired customer loans were 0.52 per cent of total loans and advances at 30 June 2008, a further 17 basis point improvement on its previously low level.

Operating expenses rose by 13 per cent, due to a combination of higher staff numbers, wage inflation and increased premises costs. Nearly 200 frontline staff were added since 30 June 2007, to provide additional capacity for business growth. IT costs rose as the number of IT-related projects, including the upgrade of internet systems, increased. The number of transactions through direct channels rose to 42 per cent of the total volume. 200,000 customers were registered as internet users at 30 June 2008, compared with 176,000 at the end of 2007. Call centres were also increasingly utilised to generate lower cost sales.

Global Banking and Markets reported a pre-tax profit of US$770 million, an increase of 10 per cent over the first half of 2007. This growth was mainly due to an increase in net interest income in Balance Sheet Management, partly offset by a decline in trading income, driven by a write-down on an exposure to a monoline insurer.

Total operating income rose by 13 per cent to US$1.3 billion. The fall in short-term US and Hong Kong dollar interest rates supported the strong results of Balance Sheet Management and Rates trading. Income from foreign exchange trading benefited from exchange rate volatility. The securities services business earned increased fees, principally in funds services. Partly offsetting this was a monoline exposure write-down in structured credit of US$0.2 billion.

Net interest income grew by 91 per cent to US$801 million, driven mainly by Balance Sheet Management, which increased by US$389 million due to a steepening of the US dollar and Hong Kong dollar yield curves. Net interest income from Global Banking increased by 13 per cent due to an improvement in lending spreads in a more conservative lending environment.

Net fee income decreased, mainly due to higher customer referral fees paid in respect of increased sales of equity-linked investments to retail banking customers; these sales drove a corresponding rise in trading income. Net fee income also decreased due to a decline in initial public offering (‘IPO’) success fees. This was partly offset by a rise in securities services revenues, particularly in funds services. Increased activity by fund managers and greater than expected cash balances contributed to this revenue growth. Higher fees in Global Asset Management were driven by a number of successful product launches which contributed to US$4.2 billion net new money.

Trading income declined by 43 per cent to US$217 million, due to a write-down in a monoline exposure. For a description of the background to monoline write-downs, see page 36. Performance in Credit also weakened as spreads widened. These declines were mitigated in part by a 72 per cent growth in foreign exchange trading revenues, which were driven by volatile currency markets, increased investment flows and a greater focus on cross-sales to other customer groups. Equities increased by 39 per cent as a result of higher issuance of equity- linked products, in response to market demand from retail customers. Rates income grew by 28 per cent as market conditions drove clients to hedge interest rate risk exposure.

Operating expenses rose by 13 per cent, mainly due to an increase in performance costs resulting from improved revenues in certain businesses, and a rise in staff numbers to support the growth of product areas such as structured equities, securities services and corporate lending. IT costs increased, mainly due to systems development associated with the growth of the Global Markets.

Private Banking reported a pre-tax profit of US$123 million, a decrease of 24 per cent on the first half of 2007. With the decline in the value of equities on the Hong Kong stock market in the first half of 2008, demand for equity-linked structured products diminished, resulting in lower revenue than the strong results in 2007. The cost efficiency ratio worsened by 10.4 percentage points to 50.8 per cent.

Net interest income grew by 96 per cent to US$96 million, with a 33 per cent increase in customer deposits. The growth in customer deposits was driven by customers switching from investment securities to cash deposits, due to market turbulence and poor equity market performance.

Fee income rose by 19 per cent to US$95 million, owing largely to performance fees related to Asian discretionary portfolios and growth of the trust business. Partially offsetting this were lower fees from mutual funds, as funds under management decreased.

Trading income fell by 56 per cent to US$57 million, attributable to the downturn in the Hong Kong stock market. In particular, there was a decline in demand for equity-linked structured products, which were the primary driver of trading income in 2007.

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Client assets decreased by 9 per cent to US$66.4 billion, compared with 31 December 2007 because of the lower market values of funds. Despite this, the growth in cross-referrals continued, with inward referrals from other customer groups contributing US$613 million to total client assets compared with US$190 million the first half of 2007.

Operating expenses increased by 17 per cent to US$127 million, primarily due to a rise in staff costs, which were driven by increased salaries in a competitive labour market and higher numbers of staff recruited in response to a greater number of clients.

Within Other, a loss of US$725 million was reported, compared with a loss of US$186 million in the first half of 2007. The decrease was driven by equity market declines, which resulted in total impairments of US$296 million in the value of several of HSBC’s strategic investments in the region.

The fall in net interest income was partly due to lower yields on core liquidity partly as a result of a switch to shorter maturities for these investments. Hong Kong head office and central IT costs rose by 22 per cent, reflecting increased activity in supporting business expansion. These costs were substantially offset by recoveries from Group entities.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals		2 H07
	2 H07	and		at 1 H08		Under-	1 H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	2,915	–	(2)	2,913	–	(78)	2,835	(3)	(3)
Net fee income	1,923	–	(1)	1,922	–	(453)	1,469	(24)	(24)
Other income[3]	1,422	–	(2)	1,420	–	(616)	804	(43)	(43)

Net operating income[4]	6,260	–	(5)	6,255	–	(1,147)	5,108	(18)	(18)
Loan impairment charges and other credit risk provisions	(151)	–	–	(151)	–	70	(81)	46	46

Net operating income	6,109	–	(5)	6,104	–	(1,077)	5,027	(18)	(18)
Operating expenses	(2,115)	–	3	(2,112)	–	137	(1,975)	7	6

Operating profit	3,994	–	(2)	3,992	–	(940)	3,052	(24)	(24)
Income from associates	15	–	–	15	–	6	21	40	40

Profit before tax	4,009	–	(2)	4,007	–	(934)	3,073	(23)	(23)

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business
Profit/(loss) before tax

	Half-year to 30 June 2008

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,693	770	801	96	(514)	(11)	2,835
Net fee income	856	278	238	95	2	–	1,469
Trading income/(expense) excluding net interest income	90	37	40	57	(121)	–	103
Net interest income on trading activities	6	1	177	–	16	11	211
Net trading income/(expense)[7]	96	38	217	57	(105)	11	314
Net income/(expense) from financial instruments designated at fair value	(455)	15	8	–	71	–	(361)
Gains less losses from financial investments	159	34	12	–	(303)	–	(98)
Dividend income	2	1	3	–	14	–	20
Net earned insurance premiums	1,559	84	6	–	1	–	1,650
Other operating income	110	17	47	2	448	(176)	448

Total operating income/(expense)	4,020	1,237	1,332	250	(386)	(176)	6,277
Net insurance claims[8]	(1,104)	(61)	(4)	–	–	–	(1,169)

Net operating income/(expense)[4]	2,916	1,176	1,328	250	(386)	(176)	5,108
Loan impairment (charges)/recoveries and other credit risk provisions	(34)	(28)	(20)	–	1	–	(81)

Net operating income/(expense)	2,882	1,148	1,308	250	(385)	(176)	5,027
Total operating expenses	(848)	(279)	(538)	(127)	(359)	176	(1,975)

Operating profit/(loss)	2,034	869	770	123	(744)	–	3,052
Share of profit in associates and joint ventures	2	–	–	–	19	–	21

Profit/(loss) before tax	2,036	869	770	123	(725)	–	3,073

	%	%	%	%	%		%
Share of HSBC’s profit before tax	19.9	8.5	7.5	1.2	(7.1)		30.0
Cost efficiency ratio	29.1	23.7	40.5	50.8	(93.0)		38.7

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	40,608	32,112	20,257	4,912	1,852		99,741
Total assets	74,967	41,800	162,571	15,072	31,282		325,692
Customer accounts	133,454	49,700	31,577	16,602	376		231,709
Loans and advances to banks (net)[12]			64,186
Trading assets[12,13]			28,334
Financial instruments designated at fair value[12]			422
Financial investments[12]			34,455
Deposits by banks[12]			4,417
Trading liabilities[12,13]			25,895

For footnotes, see page 89.

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Profit/(loss) before tax

	Half-year to 30 June 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,588	726	418	49	(372)	159	2,568
Net fee income	791	250	318	80	–	–	1,439
Trading income/(expense) excluding net interest income	74	32	302	130	(13)	–	525
Net interest income on trading activities	2	–	80	–	21	(159)	(56)
Net trading income[7]	76	32	382	130	8	(159)	469
Net income/(expense) from financial instruments designated at fair value	273	(36)	1	–	(28)	–	210
Gains less losses from financial investments	–	–	1	1	30	–	32
Dividend income	1	–	1	–	15	–	17
Net earned insurance premiums	1,366	55	5	–	–	–	1,426
Other operating income	97	13	55	10	390	(152)	413

Total operating income	4,192	1,040	1,181	270	43	(152)	6,574
Net insurance claims[8]	(1,473)	(34)	(5)	–	–	–	(1,512)

Net operating income[4]	2,719	1,006	1,176	270	43	(152)	5,062
Loan impairment charges and other credit risk provisions	(74)	(1)	(5)	–	–	–	(80)

Net operating income	2,645	1,005	1,171	270	43	(152)	4,982
Total operating expenses	(750)	(246)	(474)	(109)	(238)	152	(1,665)

Operating profit/(loss)	1,895	759	697	161	(195)	–	3,317
Share of profit in associates and joint ventures	3	1	–	–	9	–	13

Profit/(loss) before tax	1,898	760	697	161	(186)	–	3,330

	%	%	%	%	%		%

Share of HSBC’s profit before tax	13.4	5.4	4.9	1.1	(1.3)		23.5
Cost efficiency ratio	27.6	24.5	40.3	40.4	553.5		32.9

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	39,375	25,105	19,231	4,309	1,898		89,918
Total assets	62,199	31,043	163,766	12,553	31,120		300,681
Customer accounts	120,638	44,719	26,978	12,340	544		205,219
Loans and advances to banks (net)[12]			61,850
Trading assets[12,13]			29,224
Financial instruments designated at fair value[12]			691
Financial investments[12]			50,099
Deposits by banks[12]			9,991
Trading liabilities[12,13]			24,045

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business (continued)
Profit/(loss) before tax

	Half-year to 31 December 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,754	814	568	21	(395)	153	2,915
Net fee income	1,182	276	364	99	2	–	1,923
Trading income excluding net interest income	114	31	251	150	199	–	745
Net interest income on trading activities	3	–	161	–	17	(153)	28
Net trading income[7]	117	31	412	150	216	(153)	773
Net income/(expense) from financial instruments designated at fair value	547	23	6	–	(110)	–	466
Gains less losses from financial investments	–	–	37	–	25	–	62
Dividend income	1	1	5	–	7	–	14
Net earned insurance premiums	1,288	75	8	–	–	–	1,371
Other operating income/(expense)	56	15	59	(4)	491	(185)	432

Total operating income	4,945	1,235	1,459	266	236	(185)	7,956
Net insurance claims[8]	(1,643)	(48)	(5)	–	–	–	(1,696)

Net operating income[4]	3,302	1,187	1,454	266	236	(185)	6,260
Loan impairment charges and other credit risk provisions	(101)	(27)	(23)	–	–	–	(151)

Net operating income	3,201	1,160	1,431	266	236	(185)	6,109
Total operating expenses	(889)	(301)	(551)	(122)	(437)	185	(2,115)

Operating profit/(loss)	2,312	859	880	144	(201)	–	3,994
Share of profit in associates and joint ventures	2	–	1	–	12	–	15

Profit/(loss) before tax	2,314	859	881	144	(189)	–	4,009

	%	%	%	%	%		%

Share of HSBC’s profit before tax	23.0	8.5	8.8	1.4	(1.9)		39.9
Cost efficiency ratio	26.9	25.4	37.9	45.9	185.2		33.8

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	38,197	25,890	19,171	4,329	2,051		89,638
Total assets	72,386	35,366	185,933	14,138	24,868		332,691
Customer accounts	129,159	51,562	37,364	15,649	754		234,488
Loans and advances to banks (net)[12]			53,725
Trading assets[12,13]			38,369
Financial instruments designated at fair value[12]			546
Financial investments[12]			46,765
Deposits by banks[12]			6,251
Trading liabilities[12,13]			26,804

For footnotes, see page 89.

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Rest of Asia-Pacific (including the Middle East)

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 30 June 2008
Australia	15	34	47	–	4	100
India	(53)	75	301	2	46	371
Indonesia	(1)	19	52	–	(4)	66
Japan	(39)	–	42	1	–	4
Mainland China	277	306	357	(2)	(31)	907
Associates	321	268	159	–	–	748
Other mainland China	(44)	38	198	(2)	(31)	159
Malaysia	61	51	94	–	3	209
Middle East	209	308	426	2	45	990
Egypt	11	37	45	–	22	115
United Arab Emirates	106	184	229	2	1	522
Other Middle East	44	69	65	–	–	178
Middle East (excluding Saudi Arabia)	161	290	339	2	23	815
Saudi Arabia	48	18	87	–	22	175
Singapore	63	45	185	51	(4)	340
South Korea	(10)	(2)	168	–	21	177
Taiwan	(5)	12	106	–	2	115
Other	18	113	194	–	20	345

	535	961	1,972	54	102	3,624

Half-year to 30 June 2007
Australia	19	16	16	–	–	51
India	(13)	49	211	–	52	299
Indonesia	2	15	46	–	(5)	58
Japan	(8)	(1)	26	1	–	18
Mainland China	168	171	126	–	1,084	1,549
Associates	171	147	67	–	1,078	1,463
Other mainland China	(3)	24	59	–	6	86
Malaysia	40	28	70	1	6	145
Middle East	125	220	216	1	44	606
Egypt	7	22	24	–	19	72
United Arab Emirates	62	139	93	1	–	295
Other Middle East	37	41	53	–	(3)	128
Middle East (excluding Saudi Arabia)	106	202	170	1	16	495
Saudi Arabia	19	18	46	–	28	111
Singapore	50	60	105	51	1	267
South Korea	(15)	(8)	66	–	15	58
Taiwan	(35)	13	64	–	1	43
Other	18	34	152	2	44	250

	351	597	1,098	56	1,242	3,344

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Interim Management Report: Business Review (continued)

Profit/(loss) before tax by country within customer groups and global businesses (continued)

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 31 December 2007
Australia	22	21	26	–	4	73
India	(57)	39	218	(1)	31	230
Indonesia	(9)	14	40	–	1	46
Japan	(26)	(2)	49	(1)	5	25
Mainland China	326	226	243	–	17	812
Associates	345	204	153	–	15	717
Other mainland China	(19)	22	90	–	2	95
Malaysia	41	62	76	(1)	7	185
Middle East	120	262	279	2	38	701
Egypt	3	24	41	–	13	81
United Arab Emirates	46	123	149	2	2	322
Other Middle East	46	60	63	–	3	172
Middle East (excluding Saudi Arabia)	95	207	253	2	18	575
Saudi Arabia	25	55	26	–	20	126
Singapore	51	52	135	39	6	283
South Korea	(29)	(12)	93	–	13	65
Taiwan	(17)	14	80	–	3	80
Other	(13)	77	127	(2)	(24)	165

	409	753	1,366	36	101	2,665

Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Australia	12,664	9,845	11,339
India	7,585	6,216	7,220
Indonesia	1,924	1,296	1,642
Japan	4,710	3,580	4,258
Mainland China	12,653	6,787	11,647
Malaysia	9,295	8,003	8,856
Middle East (excluding Saudi Arabia)	25,004	17,047	21,607
Egypt	2,265	1,196	1,853
United Arab Emirates	16,416	10,928	14,103
Other Middle East	6,323	4,923	5,651
Singapore	13,724	10,768	11,505
South Korea	6,581	6,458	7,124
Taiwan	5,330	3,834	3,658
Other	14,287	14,340	12,996

	113,757	88,174	101,852

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Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Australia	13,864	10,345	11,418
India	11,365	8,827	12,021
Indonesia	2,557	2,082	2,574
Japan	4,728	3,944	4,657
Mainland China	18,205	9,229	14,537
Malaysia	12,836	10,629	11,701
Middle East (excluding Saudi Arabia)	36,256	26,277	30,937
Egypt	5,359	3,358	4,056
United Arab Emirates	20,658	15,362	18,455
Other Middle East	10,239	7,557	8,426
Singapore	32,784	25,885	28,962
South Korea	4,509	4,705	5,760
Taiwan	12,227	9,208	9,426
Other	17,464	16,328	18,240

	166,795	127,459	150,233

Economic briefing

Mainland China maintained a robust level of growth during the first half of 2008, although some mild deceleration was evident as the year-on-year rate of GDP growth slowed from 11.3 per cent in the final quarter of 2007 to 10.1 per cent in the second quarter of 2008. This reflected both a slowing of overseas demand for Chinese exports and the effect of unusual weather patterns and natural disaster. Consumer spending continued to advance at a rapid pace with retail spending increasing by 23 per cent over the year to June 2008, reflecting strong income growth and, in part, rising inflationary pressures. The annual rate of consumer price inflation rose to 7.1 per cent in June 2008, mainly due to higher food prices. Intense price pressures led to a further tightening of economic policy during the first half of 2008. The renminbi continued its gradual appreciation against the US dollar, rising at a slightly higher rate than that of recent years.

Japan’s economy, the largest in the region, proved unexpectedly strong during the first quarter of 2008 with GDP rising by 1.3 per cent year-on-year, driven in large part by a rebound in household expenditure and strong external demand. However, most indicators of growth deteriorated during the second quarter of the year. The annual rate of industrial production growth slowed to just 0.2 per cent in June 2008, household expenditure remained subdued and business confidence deteriorated during the second quarter. Inflationary pressures increased during 2008 and the headline rate of consumer price inflation hit a ten-year high of 2.0 per cent in June 2008.

The economies of the Middle East continued to perform strongly during the first half of 2008, although inflationary pressures grew as the year progressed. Sharply higher oil prices once again proved the catalyst for expansion, facilitating continued growth in public and private investment. Consumption rose as employment levels increased and low interest rates supported an ongoing expansion in credit. High oil revenues continued to boost fiscal and current account surpluses throughout the Middle East, supporting in turn increases in the holdings of foreign assets.

Elsewhere in Asia, most economies continued to perform reasonably strongly in the first half of 2008, although growing concerns arising from the inflationary outlook prompted a number of central banks across the region to tighten their policies. The Indian economy proved resilient, helped by the strength of activity within the service sector and a sharp rise in government investment expenditure. A sustained rise in inflation during the first half of 2008 prompted the Reserve Bank of India to tighten policy. Economic activity in Singapore was uneven during the first half of the year, with volatility in certain specific industrial sectors. Overall, high levels of loan demand boosted strong growth during the first quarter before activity slowed. The annual rate of inflation continued to advance, hitting a 26-year high of 7.5 per cent in June 2008. Inflation was also the predominant concern in Vietnam as the annual rate of consumer price inflation doubled to 27 per cent during the first half of 2008, prompting the State Bank of Vietnam to sanction substantial interest rate increases. The external trade position

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m

Net interest income	2,633	1,901	2,242
Net fee income	1,338	1,010	1,236
Net trading income	1,329	797	846
Net income/(expense) from financial instruments designated at fair value	(88)	78	33
Gains less losses from financial investments	33	26	12
Gains arising from dilution of interests in associates	–	1,076	5
Dividend income	2	4	4
Net earned insurance premiums	114	109	117
Other operating income	484	360	438

Total operating income	5,845	5,361	4,933
Net insurance claims incurred and movement in liabilities to policyholders	(4)	(141)	(112)

Net operating income before loan impairment charges and other credit risk provisions	5,841	5,220	4,821
Loan impairment charges and other credit risk provisions	(369)	(308)	(308)

Net operating income	5,472	4,912	4,513
Total operating expenses	(2,784)	(2,075)	(2,689)

Operating profit	2,688	2,837	1,824
Share of profit in associates and joint ventures	936	507	841

Profit before tax	3,624	3,344	2,665

	%	%	%

Share of HSBC’s profit before tax	35.4	23.6	26.5
Cost efficiency ratio	47.7	39.8	55.8
Period-end staff numbers (full-time equivalent)	93,747	81,031	88,573

Balance sheet data[6]
	US$m	US$m	US$m

Loans and advances to customers (net)	113,757	88,174	101,852
Loans and advances to banks (net)	51,739	34,678	39,861
Trading assets, financial instruments designated at fair value, and financial investments	68,132	52,189	64,381
Total assets	259,041	201,123	228,112
Deposits by banks	20,539	13,709	17,560
Customer accounts	166,795	127,459	150,233

For footnotes, see page 89.

deteriorated considerably, raising concerns over the sustainability of the currency. First quarter growth in year-on-year terms remained at about 7 per cent in Malaysia, driven by rising food and energy exports. In Indonesia, further strong growth in the first quarter of the year was driven by robust business investment expenditure. However, rising inflationary pressures eventually led Bank Indonesia into a modest tightening of policy. South Korea’s economy suffered from its position as one of the most energy intensive economies of the region, with both the outlook for growth and inflation deteriorating during the first half of 2008. Rising food prices proved particularly problematic for the Philippines’ economy, with inflation moving well above the central bank’s targeted range. Export growth in Taiwan was generally resilient in the face of deteriorating conditions overseas, while robust economic performance in Thailand and Pakistan in the first half of 2008 was overshadowed to varying degrees by lingering domestic uncertainty.

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Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals		1H07
	1H07	and		at 1H08			Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-		lying	as	ported	lying
	reported	gains [1]	translation [2]	rates	sitions	[1]	change	reported	change	change
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	1,901	–	95	1,996	8		629	2,633	39	32
Net fee income	1,010	–	50	1,060	1		277	1,338	32	26
Other income[3]	2,309	(1,076)	108	1,341	4		525	1,870	(19)	39

Net operating income[4]	5,220	(1,076)	253	4,397	13		1,431	5,841	12	33
Loan impairment charges and other credit risk provisions	(308)	–	(12)	(320)	–		(49)	(369)	(20)	(15)

Net operating income	4,912	(1,076)	241	4,077	13		1,382	5,472	11	34
Operating expenses	(2,075)	–	(116)	(2,191)	(11)		(582)	(2,784)	(34)	(27)

Operating profit	2,837	(1,076)	125	1,886	2		800	2,688	(5)	42
Income from associates	507	–	32	539	–		397	936	85	74

Profit before tax	3,344	(1,076)	157	2,425	2		1,197	3,624	8	49

For footnotes, see page 89.

Review of business performance

Operations in the Rest of Asia-Pacific region reported a pre-tax profit of US$3.6 billion compared with US$3.3 billion in the first half of 2007, an increase of 8 per cent. In the first half of 2007, HSBC recognised non-recurring gains of US$1.1 billion following share offerings made by HSBC’s associates Ping An Insurance, Bank of Communications and Industrial Bank. Excluding these dilution gains, profit before tax increased by 49 per cent on an underlying basis.

In the first half of 2008, HSBC acquired the assets, liabilities and operations of The Chinese Bank in Taiwan, increasing the branch network there from eight to 44 and providing a presence in all major cities in Asia’s fourth biggest banking market.

Global Banking and Markets performed well, notably in the Middle East, mainland China and South Korea, driven by strong revenue growth from Balance Sheet Management, foreign exchange trading and securities services. Increased profit before tax in Commercial Banking was largely volume driven following customer acquisition, particularly in the mid-market and small business segments. In Personal Financial Services, higher contributions from HSBC associates and increased revenues from personal lending were largely offset by larger loan impairment charges, particularly in India following portfolio growth and increased delinquencies, and investment in business expansion. Pre-tax profits were broadly in line with the first half of 2007 in Private Banking as strong revenue only partially funded costs associated with expansion in Japan and mainland China.

The following commentary is on an underlying basis and excludes dilution gains.

Pre-tax profits in Personal Financial Services were US$535 million, 42 per cent higher than in the first half of 2007. Operating income and the contribution from HSBC’s associates increased by 23 per cent and 79 per cent, respectively. Revenue growth across the region was driven by increased fee income and net interest income, with the latter predominantly attributable to the growth of personal lending. Loan impairment charges increased, partly as a result of the deteriorating credit environment and the effects of higher food and energy prices on consumers in India. Notwithstanding significant investment in the key markets of mainland China, the Middle East, India and Japan, the cost efficiency ratio remained in line with the first half of 2007.

Key initiatives in the region included an increased emphasis on offerings to Premier customers and growth of the wealth management business. The number of Premier customers increased by 23 per cent compared with 31 December 2007. Growth was particularly strong in the United Arab Emirates (‘UAE’), India, Singapore, Australia and mainland China, assisted by the expansion of renminbi-denominated services following local incorporation in 2007. In the Middle East, several HSBC One World products for nonresidents were introduced to increase cross-border business.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Branches were added during the last 12 months in mainland China, Indonesia, Pakistan, Japan, Sri Lanka and Jordan. Including 32 Hang Seng Bank outlets in Mainland China, the total number of branches in the region was 462, a 24 per cent rise from 30 June 2007. In mainland China, HSBC added 8 new outlets in the period, maintaining its leading position among foreign banks for own-branded branches. Operating expenses rose to support expansion, including more than 1,100 additional staff. HSBC now has over 10,000 frontline staff across the region.

Pre-tax profits rose by 52 per cent in mainland China, with a significant rise in revenues from the locally incorporated bank along with profits from associates which nearly doubled. Net interest income grew strongly, benefiting from substantial volume growth of mortgages and renminbi deposits following branch expansion into the important economic zones of the Pearl River Delta, the Yangtze River Delta and the Bohai Rim. Business expansion was curtailed slightly due to regulatory restrictions on lending growth for banks operating in mainland China, which took effect from the second half of 2007. Fees related to products offered through the Qualified Domestic Institutional Investors (‘QDII’) scheme contributed to a doubling of net fee income.

The Middle East reported profit before tax of US$209 million, an increase of 65 per cent. Revenues rose by 52 per cent, driven by higher net interest income from balance sheet growth and wider spreads in a falling interest rate environment, particularly for personal loans, cards and mortgages. Mortgage balances more than doubled in the UAE, with growth driven by customer demand. Fee income also rose as a result of strong sales of investment and insurance products and higher fees from cards, as both cards in force and cardholder spending increased. New structured products and mutual funds were introduced to match client appetite in the volatile stock market conditions. Trading income rose due to stronger than anticipated foreign exchange income, in part due to higher volatility fuelled by expectations that currencies in the region may be unpegged from the US dollar or revalued.

In Singapore, pre-tax profits grew by 17 per cent, largely attributable to higher net interest income from an increase in deposit balances. Fees rose strongly due to higher sales of investment products and the growth of the credit card business.

In India, a pre-tax loss of US$53 million was recorded, compared with a loss of US$13 million in the first half of 2007. Investment in the business continued and drove higher asset balances and income growth. Loan impairment charges increased by 181 per cent, driven by volume growth in an adverse credit and collections environment as a result of high interest rates and inflation which inhibited customer repayment capabilities. Operating expenses increased due to higher business volumes and a rise in staff costs combined with a rise in fees paid to collection agencies.

A pre-tax loss in Taiwan was significantly lower than in the first half of 2007, due to reduced loan impairment charges.

Profit before tax in Malaysia rose by 42 per cent following strong revenue growth as a result of higher deposit balances and a rise in card and mortgage balances. In addition, there were gains from the redemption of Visa shares and sale of MasterCard shares. Growth was moderated by reduced consumer interest in investment products and competition in the mortgage sector which resulted in lower spreads.

Net interest income increased by 20 per cent to US$1.2 billion, driven mainly by wider spreads on credit cards and personal lending. Income was substantially higher in the Middle East, India, Indonesia and mainland China. Higher pricing resulted in a widening of asset spreads.

A 14 per cent increase in average deposit balances was largely driven by mainland China and Singapore. The success of Premier was also instrumental in deposit growth in mainland China and India. HSBC Direct balances rose by 58 per cent. Spreads contracted during the period due to falling interest rates.

The mortgage portfolio grew by 9 per cent, excluding New Zealand, where there had been the sale of a mortgage portfolio in the second half of 2007. Growth was recorded in the UAE, Singapore, Australia and mainland China. Mortgage spreads improved, due to lower base rates.

Average card balances increased by 29 per cent, and interest income related to credit cards rose significantly in the Middle East, India and Australia. In the Middle East, credit card balances rose following the success of efforts to increase cardholder spending and the number of cards in circulation. The latter rose by 12 per cent in the first half of 2008 to over 1.3 million. Total cards in issue in the Rest of Asia-Pacific region exceeded 9.3 million. Spreads on credit card lending widened, driven by the Middle East and India, where base rate cuts led to lower funding costs while asset pricing was maintained.

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In Indonesia and India, lending growth, including personal instalment loans and cards, continued following the expansion of the consumer finance business begun in 2007 which continued in Indonesia with the addition of 24 branches. Spreads in each of these countries improved due to higher lending rates combined with stable base rates.

Net fee income increased by 23 per cent to US$434 million, with growth in cards and the sale of investment products. Credit card fee income increased by 33 per cent, driven by higher balances, cardholder spending and new cards in the Middle East and India. Funds under management continued to grow, reaching US$13.1 billion. Sales of investment products increased despite stock market volatility, as customers increasingly chose structured products over market-led unit trusts. HSBC increased fees from the sale of insurance products by 41 per cent as a result of new product launches, including credit enhancement insurance.

Declines in global equity markets resulted in lower net claims, however this was offset by a corresponding net loss on investments held by the insurance business.

Loan impairment charges rose by 43 per cent, driven by higher charges in India, the Middle East and, to a lesser extent, Australia. The main contributing factors in India were volume growth, seasoning of the personal lending portfolio, higher delinquency on credit cards and personal loans and a challenging collections environment. In the Middle East, volume growth of the credit card portfolio led to a rise in delinquency, notably in the UAE. Loan impairment charges increased by 83 per cent in Australia due to increased delinquencies on cards.

In Taiwan, loan impairment charges decreased by 67 per cent, due to an improvement in asset quality and increased collection efforts in the high risk segments.

HSBC continued to invest substantially in the region, particularly in India and mainland China. The number of staff increased in key markets including mainland China and the Middle East. Further branches in mainland China led to the hiring of over 800 additional staff. Deteriorating credit performance and increased loan delinquencies in the consumer finance business drove a rise in fees paid to collection agencies in India and Indonesia. In Japan, operating expenses increased, primarily due to the launch of Premier and branch expansion. Cost increases were controlled in part by customer use of low-cost channels. In the UAE, the number of e-Saver accounts increased by 204 per cent, along with a 96 per cent rise in internet transactions.

Income from associates rose substantially and was 79 per cent higher than in the first half of 2007. HSBC’s associate, Ping An Insurance, continued to be successful in increasing life insurance premiums, which, combined with an increase to long-term yield assumptions led to increased embedded value. In addition, contributions from Bank of Communications and The Saudi British Bank rose by 95 per cent and 146 per cent, respectively. The increase in the latter was primarily attributable to strong asset growth and limited loan impairment charges. The Saudi British Bank also launched three Premier centres.

Commercial Banking reported a pre-tax profit of US$961 million, 52 per cent higher than in the first half of 2007. Growth was largely attributable to mid-market and small business customer acquisition, and increased associates’ income from the Bank of Communications and Industrial Bank in mainland China. Revenue growth across the region was largely volume driven and the credit environment remained relatively benign. Asian intra-regional trade and investment flows continued to strengthen, mitigating the effects of the global economic slowdown. Notwithstanding the expansion of the network to ‘second tier’ cities in India, Taiwan and mainland China and an increase in staff numbers, the cost efficiency ratio remained broadly in line with the first half of 2007.

In the Middle East, profit before tax rose by 41 per cent, as buoyant economic conditions across the region contributed to notable customer and revenue growth. Additional staff were recruited to increase sales of trade services and actively manage relationships with customers of trade and supply-chain products.

In mainland China, operating profit grew by 46 per cent as HSBC continued to strengthen the local distribution network, adding a further branch in the first half of 2008 to supplement volume growth in deposits. The Greater China regional model continued to show strong results, demonstrated by a 163 per cent growth in the number of referrals from mainland China through Global Links, the cross-border referral system. Though hindered by restrictions on local currency lending imposed by the People’s Bank of China, HSBC continued to grow revenues by repricing assets and fee-based business.

Profit before tax in Singapore declined by 32 per cent, largely due to reduced net interest income as lower interest rates resulted in compressed margins on current accounts. This was partially offset by an increased focus on income generation

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

from fund and ancillary services, augmented by net recoveries of loan impairment charges.

In India, profit before tax rose by 47 per cent to US$75 million. Strong revenue growth in the country was driven by increased customer acquisition, particularly in ‘second tier’ cities. This growth was supplemented by stronger bilateral business flows with Mauritius and higher deposit balances.

In Malaysia, profit before tax increased by 68 per cent, as loan impairment charges improved in comparison with the first half of 2007. Revenues increased by 12 per cent, due to growth in deposit and asset balances which more than offset the effect of narrower spreads for foreign currency deposits.

Profit before tax in Australia increased by 86 per cent. Revenue growth was broad-based with interest income growth of 36 per cent attributable to increased deposit balances.

HSBC further enhanced its cross-border business capabilities with the opening of a new International Banking Centre in Japan, taking coverage to 27 countries and territories in the region. Successful referral volumes originating within the Asia-Pacific region from Global Links, the cross-border referral system, more than doubled compared with the first half of 2007.

Net interest income increased by 25 per cent, due largely to growth in deposit volumes from enhanced focus on generating both local and foreign currency balances. Lower interest rates contributed to the contraction of liability and asset spreads, and to lower earnings from free funds.

Lending volumes rose by 22 per cent, particularly in India and the Middle East. In India, growth was spurred by an increase in customer numbers across all segments and product groups, along with higher spreads on customer advances. Receivables finance also reported increased income in India. Favourable economic conditions in the Middle East contributed to increased lending volumes, and spreads increased on corporate lending products, as pricing resulted in higher yields. Branch expansion in mainland China succeeded in increasing customer numbers by 29 per cent and driving lending growth.

Average deposit balances increased by 16 per cent, notwithstanding lower margins. In India, deposit volumes benefited from increased customer numbers. Customer numbers also rose in the Middle East and, with HSBC’s focus on payments and cash management, contributed to a 37 per cent rise in deposit balances. Lower interest rates caused spreads on deposits to reduce in India, the Middle East and mainland China.

Net fee income rose by 37 per cent to US$290 million, predominantly driven by growth in fees from trade services products, notably in the Middle East and mainland China.

Trade-related lending fees rose by 36 per cent, largely in the Middle East as international and trading activity in the region remained strong, but also in India, Malaysia, South Korea and Australia. In the Middle East, volume growth was enhanced by inflation-induced increases in commodity prices, notably on materials vital to the booming construction industry. HSBC’s distribution capabilities in the region also contributed to growth. HSBC’s positioning in Dubai, a key trading market and international hub, resulted in over 65 per cent growth in import and export trading volumes in the UAE, along with similar growth in fees from trade and supply chain activities. In mainland China, growth in forfaiting led to a 32 per cent increase in trade-related fees. Customer acquisition in India drove significant volume increases in fees from trade services and payments and cash management.

Trading income grew by 70 per cent, mainly due to growth in volumes of transactions in the Middle East and in India, attributable to increased volatility in the foreign exchange markets. Within the Middle East, higher trading income also reflected growth in the total value of transactions due to the effects of inflation and increased remittances.

Loan impairment recoveries of US$16 million were largely due to the non-recurrence of downgrades to certain customers in Thailand and Malaysia. In addition benign credit conditions continued in the Middle East with net releases more than doubling.

Total operating expenses rose by 33 per cent, driven by rising staff costs across the majority of the region. Investment was undertaken to expand HSBC’s presence, notably in mainland China. Customer facing staff numbers increased across the region by 30 per cent to support business expansion. In the Middle East, increased staff numbers, wage inflation driven by competitive labour market conditions and higher performance related pay as a consequence of improved profits caused a 30 per cent rise in staff costs. Cost growth in India was principally due to geographical expansion into second tier cities and growth in the number of relationship managers.

The percentage of total transactions completed using lower-cost channels increased compared with

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the first half of 2007. Over 3.5 million transactions were completed using these channels and the number of customers registered for business internet banking rose by 43 per cent.

HSBC’s associate, Bank of Communications, increased its contribution by 67 per cent, driving a 63 per cent increase in income from associates. Bank of Communications continued to expand its operations in mainland China. The contribution from Industrial Bank also increased compared with the first half of 2007 due to growth and rising margins.

Global Banking and Markets profit before tax rose by 71 per cent to US$2.0 billion, with growth in all major countries, with notable improvements in the Middle East, South Korea, mainland China and India.

In the Middle East, pre-tax profit doubled due to a combination of strong growth in foreign exchange trading and a robust contribution from Global Banking and Balance Sheet Management. Securities services profit also grew, reflecting the importance of the region for the securities services strategy. Global Banking increased lending, taking advantage of strong economic growth in the region and wider spreads. Balance Sheet Management profit was higher due to a lower cost of funds as local central banks reduced interest rates in line with the US.

In India, higher pre-tax profit was attributable to foreign exchange trading and securities services. Foreign exchange profits were driven by high customer demand and market volatility. The increased securities services profit was due to growth in deposit account balances and in the derivatives clearing business.

Pre-tax profit in mainland China rose substantially, driven by Balance Sheet Management, which earned higher revenues due to an increase in surplus funds as the People’s Bank of China restricted lending, combined with a steepening yield curve. Rates and foreign exchange trading also performed strongly, as did income from associates as Ping An Insurance and Bank of Communications expanded. Ping An Insurance continued to grow its asset management business, while Bank of Communications earned increased fees for asset custody and advisory work.

Balance Sheet Management was the main reason for increased profits in Singapore, benefiting from the reduction in short-term US and Singapore dollar interest rates.

In South Korea, pre-tax profits grew as Rates performed strongly, driven by increased client demand for hedging products linked to financing activity.

In Malaysia, Rates and foreign exchange were the main contributors to profit growth. Significant client activity was driven by market volatility as inflationary expectations triggered a sharp upward move in interest rates, leading clients to demand products which protected them from interest and exchange rate risks.

The region’s total operating income grew by 55 per cent to US$2.4 billion. Foreign exchange trading delivered strong revenues throughout the region. During the first half of 2008 there was significant volatility in the foreign exchange markets contributing to increased trading and strong customer demand for foreign exchange products, while HSBC’s broad distribution network helped to attract clients. Balance Sheet Management benefited in most countries from the steepening of the yield curve as central banks responded to the credit market turmoil.

Net interest income increased by 58 per cent due to the strong performance of Balance Sheet Management, described above, and also growth in the Middle East as average customer lending rose by more than 40 per cent due to overall investment in infrastructure and business expansion in the region, and widening spreads.

Net fee income grew by 29 per cent, driven by the ongoing strength of the securities services and payments and cash management businesses. Transaction volumes and growing client balances drove the increase in payments and cash management. In securities services, higher client trading volumes increased the level of transactions which led to higher fees in the custody and clearing business. Global Asset Management also reported an increase in fees, as funds under management benefited from inflows of new funds and new product launches, despite declining local stock markets.

Trading income rose significantly, driven by foreign exchange products, as noted above. Foreign exchange trading income increased by 68 per cent, continuing its strong upward momentum. Rates trading in South Korea also contributed, in response to increased client activity in local rates markets and hedging relating to financing activity.

Gains less losses from financial investments were lower due to the non-recurrence of significant disposals in 2007 in the Philippines.

The corporate credit environment remained benign, with a very low loan impairment charge.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Nonetheless, this compared unfavourably with the first half of 2007 due to releases in Singapore and South Korea.

Operating expenses rose as the business invested to support growth across the region, driving an increase in staff numbers, with rises in most countries. Salary levels also rose, in line with inflation. Higher profits across the region also led to increased performance-related costs.

Private Banking reported a pre-tax profit of US$54 million, a decrease of 4 per cent when compared with the first half of 2007. Strong revenue growth continued in Singapore with a large rise in deposits. Higher profits were also recorded in India, notwithstanding further investment. Overall, the cost efficiency ratio worsened by 8.4 percentage points to 57.5 per cent, as a result of investment in domestic operations in a number of countries.

A 33 per cent rise in customer deposits in Singapore to US$9.4 billion was the main reason for a 68 per cent increase in net interest income. This trend was due to customers switching from investment securities to cash deposits in response to the turbulence in the equity markets.

Other revenues decreased by 2 per cent to US$80 million, as the demand for equity-linked structured products declined as the Hong Kong equity market underperformed in the first half of the year. However, this was partly offset by a US$6 million growth in trading income in Japan from clients active in foreign exchange trading.

Client assets increased by 3 per cent to US$20.9 billion, with net new money of US$1.6 billion partly offset by a lower market valuation compared with 31 December 2007. The growth in cross-referrals continued, with inward referrals from other customer groups contributing US$168 million to total client assets, compared with US$66 million in the first half of 2007.

Operating expenses rose by 35 per cent to US$73 million, driven by market related pressures in Singapore. Business expansion, particularly in Japan and the new Private Banking offices in mainland China, also contributed to the rise in staff, property and IT costs.

Profit before tax reported within the Other segment was US$102 million. The costs and related recharges of HSBC’s 15 GSCs, located primarily in mainland China and India, are reported in Other. Costs at GSCs increased by 9 per cent to US$286 million, due to increased volumes of activities undertaken and the opening of 4 new centres in the second half of 2007. This growth was supported by a 14 per cent rise in staff numbers. Costs are recovered from Group entities and recorded as other operating income.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals		2H07
	2H07	and		at 1H08		Under-	1H08	Re-	Under-
Rest of Asia-Pacific	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
(including the Middle	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	2,242	–	53	2,295	8	330	2,633	17	14
Net fee income	1,236	–	32	1,268	1	69	1,338	8	5
Other income[3]	1,343	(5)	14	1,352	4	514	1,870	39	38

Net operating income[4]	4,821	(5)	99	4,915	13	913	5,841	21	19
Loan impairment charges and other credit risk provisions	(308)	–	(1)	(309)	–	(60)	(369)	(20)	(19)

Net operating income	4,513	(5)	98	4,606	13	853	5,472	21	19
Operating expenses	(2,689)	–	(57)	(2,746)	(11)	(27)	(2,784)	(4)	(1)

Operating profit	1,824	(5)	41	1,860	2	826	2,688	47	44
Income from associates	841	–	37	878	–	58	936	11	7

Profit before tax	2,665	(5)	78	2,738	2	884	3,624	36	32

For footnotes, see page 89.

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Analysis by customer group and global business

Profit before tax

	Half-year to 30 June 2008

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,166	680	918	47	88	(266)	2,633
Net fee income	434	290	560	43	11	–	1,338
Trading income/(expense) excluding net interest income	53	104	829	36	(30)	–	992
Net interest income/(expense) on trading activities	(2)	–	82	–	(9)	266	337
Net trading income/(expense)[7]	51	104	911	36	(39)	266	1,329
Net expense from financial instruments designated at fair value	(85)	(1)	(2)	–	–	–	(88)
Gains less losses from financial investments	28	3	1	–	1	–	33
Gains arising from dilution of interests in associates	–	–	–	–	–	–	–
Dividend income	–	–	2	–	–	–	2
Net earned insurance premiums	98	16	–	–	–	–	114
Other operating income	30	12	42	1	522	(123)	484

Total operating income	1,722	1,104	2,432	127	583	(123)	5,845
Net insurance claims[8]	6	(9)	–	–	(1)	–	(4)

Net operating income[4]	1,728	1,095	2,432	127	582	(123)	5,841
Loan impairment (charges)/recoveries and other credit risk provisions	(375)	16	(11)	–	1	–	(369)

Net operating income	1,353	1,111	2,421	127	583	(123)	5,472
Total operating expenses	(1,187)	(441)	(701)	(73)	(505)	123	(2,784)

Operating profit	166	670	1,720	54	78	–	2,688
Share of profit in associates and joint ventures	369	291	252	–	24	–	936

Profit before tax	535	961	1,972	54	102	–	3,624

	%	%	%	%	%		%

Share of HSBC’s profit before tax	5.2	9.4	19.2	0.5	1.1		35.4
Cost efficiency ratio	68.7	40.3	28.8	57.5	86.8		47.7

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	37,861	37,384	35,001	3,350	161		113,757
Total assets	43,684	42,833	153,733	8,413	10,378		259,041
Customer accounts	56,552	38,968	58,162	12,594	519		166,795
Loans and advances to banks (net)[12]			39,583
Trading assets[12,13]			40,477
Financial instruments designated at fair value[12]			27
Financial investments[12]			40,631
Deposits by banks[12]			20,113
Trading liabilities[12,13]			25,659

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business (continued)

Profit before tax

	Half-year to 30 June 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	914	517	551	28	66	(175)	1,901
Net fee income	336	202	409	52	11	–	1,010
Trading income excluding net interest income	34	58	475	35	4	–	606
Net interest income/(expense) on trading activities	(1)	–	14	–	3	175	191
Net trading income[7]	33	58	489	35	7	175	797
Net income from financial instruments designated at fair value	55	3	5	–	15	–	78
Gains less losses from financial investments	2	4	19	–	1	–	26
Gains arising from dilution of interests in associates	–	–	–	–	1,076	–	1,076
Dividend income	–	–	1	–	3	–	4
Net earned insurance premiums	100	9	–	–	–	–	109
Other operating income/(expense)	20	8	20	(6)	387	(69)	360

Total operating income	1,460	801	1,494	109	1,566	(69)	5,361
Net insurance claims[8]	(137)	(4)	–	–	–	–	(141)

Net operating income[4]	1,323	797	1,494	109	1,566	(69)	5,220
Loan impairment charges and other credit risk provisions	(252)	(54)	(2)	–	–	–	(308)

Net operating income	1,071	743	1,492	109	1,566	(69)	4,912
Total operating expenses	(911)	(313)	(510)	(53)	(357)	69	(2,075)

Operating profit	160	430	982	56	1,209	–	2,837
Share of profit in associates and joint ventures	191	167	116	–	33	–	507

Profit before tax	351	597	1,098	56	1,242	–	3,344

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.5	4.2	7.8	0.4	8.8		23.6
Cost efficiency ratio	68.9	39.3	34.1	48.6	22.8		39.8

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	31,768	25,996	27,575	2,716	119		88,174
Total assets	38,544	31,553	116,396	6,791	7,839		201,123
Customer accounts	44,686	28,803	44,126	9,092	752		127,459
Loans and advances to banks (net)[12]			28,663
Trading assets[12,13]			27,699
Financial instruments designated at fair value[12]			979
Financial investments[12]			27,269
Deposits by banks[12]			12,860
Trading liabilities[12,13]			16,810

For footnotes, see page 89.

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Profit before tax
	Half-year to 31 December 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	1,051	614	744	32	87	(286)	2,242
Net fee income	430	227	543	33	3	–	1,236

Trading income/(expense)
excluding net interest income	38	71	525	36	(74)	–	596
Net interest income/(expense)on trading activities	(1)	–	(36)	–	1	286	250

Net trading income/(expense)[7]	37	71	489	36	(73)	286	846
Net income/(expense) from financial instruments designated at fair value	18	1	(8)	(1)	23	–	33
Gains less losses from financial investments	3	–	9	–	–	–	12
Gains arising from dilution of interests in associates	–	–	–	–	5	–	5
Dividend income	–	–	1	–	3	–	4
Net earned insurance premiums	109	7	–	–	1	–	117
Other operating income	20	7	33	8	462	(92)	438

Total operating income	1,668	927	1,811	108	511	(92)	4,933
Net insurance claims[8]	(109)	(3)	–	–	–	–	(112)

Net operating income[4]	1,559	924	1,811	108	511	(92)	4,821
Loan impairment charges and other credit risk provisions	(300)	(7)	(1)	–	–	–	(308)

Net operating income	1,259	917	1,810	108	511	(92)	4,513
Total operating expenses	(1,220)	(426)	(630)	(72)	(433)	92	(2,689)

Operating profit	39	491	1,180	36	78	–	1,824
Share of profit in associatesand joint ventures	370	262	186	–	23	–	841

Profit before tax	409	753	1,366	36	101	–	2,665

	%	%	%	%	%		%

Share of HSBC’s profit before tax	4.1	7.5	13.6	0.4	1.0		26.5
Cost efficiency ratio	78.3	46.1	34.8	66.7	84.7		55.8

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	34,486	32,159	32,106	2,955	146		101,852
Total assets	40,092	37,215	133,814	7,561	9,430		228,112
Customer accounts	49,703	34,891	54,120	11,116	403		150,233
Loans and advances to banks (net)[12]			30,853
Trading assets[12,13]			29,966
Financial instruments designated at fair value[12]			43
Financial investments[12]			39,448
Deposits by banks[12]			17,174
Trading liabilities[12,13]			18,257

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

North America

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 30 June 2008
US	(2,194)	167	(1,779)	48	277	(3,481)
Canada	127	237	119	4	7	494
Bermuda	17	26	35	6	10	94

	(2,050)	430	(1,625)	58	294	(2,893)

Half-year to 30 June 2007
US	1,336	215	292	50	(44)	1,849
Canada	145	222	120	4	2	493
Bermuda	7	40	24	6	16	93

	1,488	477	436	60	(26)	2,435

Half-year to 31 December 2007
US	(3,160)	162	(1,535)	106	1,512	(2,915)
Canada	120	244	119	4	3	490
Bermuda	6	37	15	4	18	80
Other	–	–	–	–	1	1

	(3,034)	443	(1,401)	114	1,534	(2,344)

Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

US	215,909	233,592	233,706
Canada	54,346	45,510	53,891
Bermuda	2,235	2,193	2,263

	272,490	281,295	289,860

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

US	95,763	93,325	100,034
Canada	38,367	32,744	37,061
Bermuda	7,870	8,328	8,078

	142,000	134,397	145,173

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Profit/(loss) before tax

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
North America	US$m	US$m	US$m

Net interest income	7,873	7,307	7,540
Net fee income	2,822	2,904	2,906
Net trading income/(expense)	(1,816)	622	(1,164)
Net income from financial instruments designated at fair value	368	81	1,669
Gains less losses from financial investments	106	53	192
Dividend income	40	64	41
Net earned insurance premiums	203	231	218
Other operating income	115	342	18

Total operating income	9,711	11,604	11,420
Net insurance claims incurred and movement in liabilities to policyholders	(112)	(124)	(117)

Net operating income before loan impairment charges and other credit risk provisions	9,599	11,480	11,303
Loan impairment charges and other credit risk provisions	(7,166)	(3,820)	(8,336)

Net operating income	2,433	7,660	2,967
Total operating expenses	(5,334)	(5,235)	(5,321)

Operating profit/(loss)	(2,901)	2,425	(2,354)
Share of profit in associates and joint ventures	8	10	10

Profit/(loss) before tax	(2,893)	2,435	(2,344)

	%	%	%
Share of HSBC’s profit before tax	(28.2)	17.2	(23.3)
Cost efficiency ratio	55.6	45.6	47.1
Period-end staff numbers (full-time equivalent)	48,069	56,693	52,722
Balance sheet data[6]
	US$m	US$m	US$m
Loans and advances to customers (net)	272,490	281,295	289,860
Loans and advances to banks (net)	19,794	18,643	16,566
Trading assets, financial instruments designated at fair value, and financial investments[16]	133,262	149,004	133,998
Total assets	531,607	519,693	510,092
Deposits by banks	11,764	13,043	16,618
Customer accounts	142,000	134,397	145,173

For footnotes, see page 89.

Economic briefing

In the US, GDP growth was subdued during the early months of 2008, but appeared to develop some momentum in the second quarter in response to fiscal loosening. Housing activity again proved weak, with certain measures of house prices showing large declines in a number of regions, although tentative signs emerged of stability in housing sales, albeit at subdued levels. The rise in mortgage delinquencies remained of primary concern. Employment conditions weakened throughout the first half of 2008, with the unemployment rate rising from 5.0 per cent in December 2007 to 5.5 per cent in June 2008. Concerns over the labour market appeared to influence consumer confidence although, for the most part, consumer spending proved resilient. Consumer price inflation remained high throughout the first half of 2008, standing at 5.0 per cent in June 2008. This was largely due to rising energy prices; excluding food and energy, consumer price inflation averaged 2.4 per cent during the period. The Federal Reserve lowered short-term interest rates by 225 basis points to 2 per cent in the first half of 2008, in an attempt to mitigate the worst effects of the sub-prime related credit squeeze on financial markets and economic activity. Declines in the second quarter of 2008 left Standard & Poor’s S&P500 stock market index about 13 per cent below its level at the end of 2007.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Canadian GDP increased by just 1.2 per cent during the first five months of 2008 compared with the equivalent period in 2007, despite robust growth in consumer and government expenditure. Labour market conditions suffered a slight deterioration, although the unemployment rate of 6.2 per cent in June 2008 was only marginally above the historical low of 5.8 per cent recorded in October 2007. The headline rate of consumer price inflation fluctuated at around 2 per cent during the first half of 2008 before moving to a level of 3.1 per cent, year-on-year, in June, while the level of core inflation held below the 1.5 per cent mark. The Bank of Canada cut its overnight interest rate from 4.25 per cent at the end of 2007 to 3 per cent in April 2008.

Reconciliation of reported and underlying profit before tax
	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals		1H07
	1H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	7,307	–	70	7,377	–	496	7,873	8	7
Net fee income	2,904	(52)	26	2,878	–	(56)	2,822	(3)	(2)
Other income/(expense)[3]	1,269	–	7	1,276	–	(2,372)	(1,096)	(186)	(186)

Net operating income[4]	11,480	(52)	103	11,531	–	(1,932)	9,599	(16)	(17)
Loan impairment charges and other credit risk provisions	(3,820)	–	(3)	(3,823)	–	(3,343)	(7,166)	(88)	(87)

Net operating income	7,660	(52)	100	7,708	–	(5,275)	2,433	(68)	(68)
Operating expenses	(5,235)	50	(52)	(5,237)	–	(97)	(5,334)	(2)	(2)

Operating profit/(loss)	2,425	(2)	48	2,471	–	(5,372)	(2,901)	(220)	(217)
Income from associates	10	–	–	10	–	(2)	8	(20)	(20)

Profit/(loss) before tax	2,435	(2)	48	2,481	–	(5,374)	(2,893)	(219)	(217)

For footnotes, see page 89.

Review of business performance

HSBC’s North America operations reported a pre-tax loss of US$2.9 billion in the first half of 2008, compared with a pre-tax profit of US$2.4 billion in the first half of 2007, a decline of 219 per cent, and 217 per cent on an underlying basis. The pre-tax loss was US$549 million more than in the second half of 2007.

The US economy was weak in the first half of 2008, with unemployment rising despite resilience in some sectors. It is now generally believed that the deterioration in the housing market will be deeper and longer in terms of its effect on housing prices, and that it will extend into 2009. Credit quality continued to deteriorate in much of the US loan book, including some increase in impairment in prime mortgage lending at the US retail bank, which is HSBC Bank USA, excluding its consumer finance operations. The US economy continued to weaken and credit conditions deteriorated in the first half of 2008. As a result, US$527 million of goodwill carried by North America Personal Financial Services was impaired. For further information see Note 20 to the Financial Statements. Loan impairment charges rose by 88 per cent and the Personal Financial Services business recorded a pre-tax loss of US$2.1 billion. Profit before tax in Canada was broadly in line with the first half of 2007 at US$494 million, as the economy remained relatively strong.

The turmoil in the global credit markets persisted into 2008 and became more pronounced, leading to a loss before tax of US$1.6 billion in Global Banking and Markets. Further write-downs in credit trading positions, structured credit derivatives, leveraged and acquisition finance loans, and exposures to monoline insurers were only partly offset by strong performances in foreign exchange, equities, rates, metals trading, and payments and cash management. Commercial Banking profits declined by 10 per cent, as revenues fell due to tighter deposit spreads despite strong growth in balances, while loan impairment charges increased from the low levels of 2007. Pre-tax profits in Private Banking declined, as lower fee income more than offset the reduction in operating expenses driven by lower staff costs. Profit before tax in Bermuda was in line with the first half of 2007.

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The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax loss of US$2.1 billion, a decline of US$3.5 billion from the first half of 2007.

Deteriorating economic conditions led to a significant rise in loan impairment charges as credit quality worsened. This more than offset the reduction in operating costs delivered by management actions in the consumer finance business such as closing branches, reduced marketing, discontinuing certain Taxpayer Financial Services products and relationships, restricting vehicle finance business and further tightening underwriting criteria across the loan portfolio. Impairment of goodwill was the primary driver of the 3 per cent rise in operating expenses. HSBC acted to mitigate the effect of the housing market decline on customers, with more loans modified and loan modification periods extended.

In the US, pre-tax losses in the first half of 2008 of US$2.2 billion compared with a US$1.3 billion profit in the same period in 2007. Losses were driven by increased loan impairment charges, as credit quality declined due to a combination of falling house prices, rising unemployment, higher fuel and food costs and tighter credit conditions. Portfolio seasoning also contributed to higher loan impairment charges. The turmoil in credit markets continued and debt securitisation activity remained very low. This severely reduced the number of refinancing options available to customers. Historically, customers facing financial hardship from unforeseen life events such as redundancy or ill-health have used mortgage refinancing to withdraw equity from their homes to meet their financial obligations. Reduced refinancing opportunities have increased the risk that these customers may default on some or all of their loan obligations. In response, management in the consumer finance business launched intensive programmes to limit foreclosures, modifying more than 34,000 loans. Losses incurred on repossessed properties were partly offset by one-off gains of US$129 million from the Visa IPO. Interest expense fell due to lower funding costs, while staff and marketing costs were lower following management action to reposition the business.

In Canada, profit before tax declined by 18 per cent to US$127 million as higher net interest income due to growth in lending and deposits following effective marketing campaigns was more than offset by an increase in loan impairment charges in the consumer finance business. This was driven by deteriorating delinquency trends in mortgages and private label cards, as the consumer credit environment became more challenging in Western Canada. An expansion of the branch network of the Canadian retail bank, HSBC Bank Canada, and an increase in employee numbers resulted in increased administrative and staff costs.

Net interest income was in line with the first half of 2007, notwithstanding a 3 per cent fall in average loan balances. Spreads widened due to a significant reduction in funding costs following central bank rate cuts, together with the mix effect from an increased proportion of higher yielding credit and private label cards. These factors were partly offset by a decline in US lending balances, increased impaired loans and lower prepayment volumes.

In the US, net interest income was unchanged. US average deposit balances rose by 5 per cent, as online savings account and retail network savings and current account balances increased. At 30 June 2008, online savings account balances were US$13 billion, with customer numbers rising to over 860,000, attracted by the effect of promotional rates. The number of Premier customers rose by 17 per cent in the twelve months since 30 June 2007 to 215,000, due to marketing campaigns and sales efficiency improvements. Deposit spreads narrowed, reflecting a significant decline in base rates and the change in product mix to higher yielding savings accounts.

Average US mortgage balances declined by 11 per cent to US$112 billion, primarily due to the winding down of the mortgage services portfolio, the tightening of credit criteria for new lending and portfolio sales at the US retail bank and consumer finance business. The slowdown in the US housing market intensified in the first half of 2008, with prices, sales and new housing construction all declining and thereby reducing loan demand.

In the consumer finance business, spreads across the total mortgage loan portfolio widened as funding costs declined due to a 325 basis point reduction in US short-term interest rates compared with 30 June 2007.

Average mortgage balances in the branch-based consumer lending business increased by 5 per cent to US$50 billion due to growth in the second half of 2007. During the first six months of 2008, liquidations exceeded new originations, the latter declining sharply as a result of the closure of some 400 branches during 2007, with another 100 closed in 2008, and further tightening of underwriting standards. This was partly offset by lower run-off rates as a result of the decline in loan prepayments.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Yields declined due to deteriorating credit quality as the volume of impaired loans increased and loan terms were modified downwards. A slowdown in the rate of liquidations mitigated the effect of lower originations but also led to lower prepayment penalty income and reduced revenues from amortisation of deferred loan origination fees. Yields on new lending rose despite tighter underwriting criteria which led to a change in mix towards higher quality assets that typically price at a lower level. Spreads widened as funding costs declined.

In mortgage services, average mortgage balances declined by 28 per cent to US$34 billion, largely due to liquidations in the normal course of business following the cessation of new originations in 2007. The pace of decline was partly moderated by lower loan prepayments due to fewer refinancing opportunities for customers. Spreads narrowed as lower funding costs were more than offset by a fall in yields as deteriorating credit quality led to lower levels of early repayment due to reduced prepayment penalty income.

Average mortgage balances held by the US retail bank declined by 10 per cent to US$28 billion as the bank continued to sell a majority of its new residential mortgage loan originations to government-sponsored enterprises and private investors, and allow its residential mortgage loan portfolio to run off including a US$4 billion portfolio sale in the first half of 2008. Spreads widened as yields declined by less than funding costs in the falling rate environment.

Average credit and private label card balances at 30 June 2008 were US$49 billion. Lending growth slowed to 4 per cent as HSBC reduced marketing and tightened underwriting standards during the second half of 2007 and into 2008. Spreads widened as yields declined less than funding costs. Yields declined, driven by changes in product mix in credit and private label cards. Partly offsetting this was the effect of card balances at their contractual floor.

Vehicle finance average balances were broadly flat. Growth in the near-prime portfolio was the result of expansion in the customer direct loan programme, partly offset by lower originations in the dealer network portfolio due to action taken in the second half of 2007 to improve the credit quality of new lending. In the first quarter of 2008, HSBC discontinued dealer relationships in several states, primarily in the Northeast, and withdrew some products. Spreads widened as yields increased and cost of funds declined. Yields increased due to an increased proportion of higher yielding consumer finance loans, partly offset by changes in product mix towards lower yielding, lower risk loans.

In late July 2008 HSBC decided to cease originating new business within a 90-day period in the North America vehicle finance business of HSBC Finance Corporation. While credit quality in the vehicle finance business had improved during the first half of 2008, management considered that the business was sub-scale and did not have sufficient market strength for it to provide an acceptable level of risk adjusted returns. HSBC will manage an orderly run-off of the portfolio of US$12.5 billion. The estimated costs associated with the decision to exit the vehicle finance business are US$25 million, a substantial portion of which are expected to be recognised in the second half of 2008.

Personal non-credit card average balances declined by US$865 million as a result of actions taken to tighten underwriting standards in 2007. Despite a fall in funding costs, spreads narrowed as yields declined.

In Canada, net interest income rose by 11 per cent, primarily due to a 10 per cent increase in average lending balances, reflecting house price appreciation since the first half of 2007 and robust economic growth. Deposit balances rose, primarily reflecting growth in customer numbers. Premier customer numbers increased by more than 25,000 to over 93,000. Yields fell across most lending products as falling base rates were passed on to floating rate customers, while yields on deposits rose as competition increased. Spreads tightened across the majority of the portfolio as wider credit spreads meant base rate cuts were not fully reflected in funding costs.

Average deposit balances in Canada rose by 9 per cent, driven by strong growth in the direct savings account as HSBC increased its share of the market. Average balances in the high rate and direct savings accounts more than doubled to US$2.9 billion driven by a combination of new customer acquisition and higher average balances on existing accounts. Deposit spreads tightened as yields on deposits rose, despite lower base rates due to an increase in the mix of higher yielding savings accounts and as competition between deposit taking institutions intensified. Yields on surplus funds were broadly unchanged.

Average lending balances in Canada were 10 per cent higher, driven by demand for credit in a relatively robust economy. Lending in consumer finance rose, due to growth in the private label card portfolio, following a significant new relationship in the second half of 2007. In the Canadian retail bank,

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lending rose driven by mortgages and other personal lending as economic growth continued. Yields declined across most products as interest rate cuts were immediately passed on to floating rate borrowers while overall spreads tightened despite lower base rates as credit spreads widened.

Fee income declined by 8 per cent, mainly due to changes to fee billing practices in the credit card business and the withdrawal of some products in Taxpayer Financial Services. In the US, fees fell by 9 per cent. Fee income from credit cards declined due to changes in overlimit fee billings implemented during the fourth quarter of 2007 and first half of 2008 to improve the customer proposition. A decline in credit quality, changes to the portfolio mix and higher balances led to an increase in the level of uncollectible fees in the credit card and private label portfolios. Fees for late payment rose due to an increase in overdue balances, changes in the merchant mix and amendments to terms. Enhancement services revenue rose as higher take-up rates led to increased fees from debt protection products and total insurance fee income increased by 34 per cent to US$390 million. Taxpayer Financial Services revenue decreased as a result of discontinuing pre-season and pre-file loan products for the 2008 tax season and the decision to reduce the number of relationships with third parties.

At the US retail bank, net fee income rose by 29 per cent to US$372 million, driven by higher service charges on deposits and increased credit card fees from higher transaction volume.

Fee income in Canada rose by 4 per cent. In the Canadian retail bank, the rise was driven by higher service charges, due to repricing; investment administration fees, as a result of growth in funds under management; foreign exchange fees, arising from increased client volumes resulting from volatility in the Canadian dollar to US dollar exchange rate; and Global Immigrant Investor Programme fees, due to growth in volumes. Fee income in consumer finance fell by 7 per cent from a low base in the first half of 2007.

Trading losses declined to US$16 million from US$97 million in the first half of 2007, due to the closure of the Decision One brokerage business.

The Visa IPO provided a US$92 million gain on financial investments.

Other operating income declined by 189 per cent, primarily due to losses on repossessed properties as volumes increased and values fell with the decline in house prices. In the consumer finance business, total foreclosed properties rose to nearly

11,000 from over 9,600 at 31 December 2007 although, following operational enhancements, the time which foreclosed assets remained on the market fell from 183 days to 171 days.

Other operating income in Canada fell, largely reflecting a net loss on the sale of a mortgage brokerage business within consumer finance. Other operating income fell in the Canadian retail bank due to the non-recurrence of a gain on the sale of shares in the Montreal stock exchange in the first half of 2007.

Loan impairment charges rose by 84 per cent on the first half of 2007 to US$7.0 billion, driven by a weakening US economy, continued deterioration in the consumer finance loan portfolio and a decline in the credit quality of prime and second lien mortgages held by HSBC Bank USA. Charges were US$1.2 billion lower than in the second half of 2007. US loan impairment charges rose by 85 per cent as delinquencies increased across much of the loan book. Part of the increase reflected the continued seasoning of the 2005, 2006 and early 2007 portfolios. The first half of 2008 saw a further weakening in the US economy and house price declines accelerated, reducing the amount of equity available for refinancing. Credit market turmoil meant the secondary market for securitised loans remained closed. Consequently, customers continued to experience difficulties in refinancing their loans. Bankruptcy levels increased as a rise in unemployment and increased fuel and food costs added to the financial pressures facing customers. Although the vast majority of mortgage customers continued to meet their commitments, delinquencies rose and loss severities increased.

HSBC continued to act to mitigate, where appropriate, the effects of the housing market decline on customers. In the first half of 2008, in the consumer finance business some 34,000 loans with an aggregate balance of approximately US$5.1 billion were modified. On a selective basis, longer term modifications were offered, typically for either two or five years.

Loan impairment charges in the mortgage services business more than doubled to US$1.9 billion. Rising delinquencies were partly offset by a decline in lending balances as the portfolio moved further into run-off.

In the consumer lending business, loan impairment charges rose by 69 per cent to US$2.1 billion as market conditions deteriorated. The decline was most severe in first lien loans in those states most affected by the housing market downturn. In addition, in the first half of 2008

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

delinquencies increased markedly in those states experiencing significant rises in unemployment. In response, credit criteria were tightened and an additional 100 branches were closed in the first half of 2008.

At HSBC Bank USA, the credit quality of residential mortgages deteriorated in the Home Equity Line of Credit and Home Equity Loan portfolios, while prime first lien mortgages also experienced higher levels of delinquency.

Credit and private label card loan impairment charges rose by 58 per cent to US$2.3 billion due to higher levels of non-prime balances, portfolio seasoning, increased bankruptcy filings, and the deterioration in the economy. Strategic initiatives were implemented to mitigate deteriorating credit trends on cards, including increased collection capacity, closure of inactive accounts, reductions in credit limits, a tightened approval process and restricted balance transfer volumes.

Impairment charges on the personal non-credit card portfolio rose by 40 per cent to US$1.2 billion. The deterioration in credit quality was more pronounced in some regions driven by the weakening US economy, rising unemployment rates and higher levels of bankruptcy filings. Loan impairment charges at the vehicle finance business rose by 44 per cent to US$335 million as economic deterioration led to higher loan defaults, while reduced demand for used cars, particularly larger vehicles, led to higher losses when repossessed vehicles were sold at auction.

In Canada, loan impairment charges rose by 52 per cent to US$125 million due to deteriorating delinquency rates in private label cards and mortgages, within the consumer finance business particularly in Western Canada, as the credit environment became more challenging. Loan impairment charges in the Canadian retail bank rose by US$9 million, largely driven by the vehicle finance business as a result of portfolio seasoning and higher fuel prices.

Operating expenses increased by 3 per cent to US$3.9 billion because of the goodwill impairment. Excluding this, costs declined. In the US, the management actions in 2007 to close the Decision One mortgage brokerage unit, cease correspondent acquisitions and reduce the consumer lending branch network led to a decline in staff costs. In addition, costs fell due to staff cuts from the reduction in size of the vehicle finance business and ongoing global cost reduction campaigns in processing and support functions. Other operating expenses declined as marketing on credit and private label cards was curtailed to limit growth in loan balances. Branch closures in the consumer finance business and reduced mortgage services activity also led to lower operating costs. At the US retail bank, a rise in staff and other operating costs reflected increased investment in branch expansion and higher federal deposit insurance expenses. These costs were more than offset by the release of a litigation provision relating to a legal settlement prior to the Visa IPO in the second half of 2007.

Operating expenses rose by 5 per cent in Canada. Staff costs rose by a percentage point due to increased headcount in the Canadian retail bank following expansion in the branch network, which was partly offset by lower costs in consumer finance as a result of reduced headcount following branch closures in 2007 and the sale of a mortgage brokerage business in 2008. Other administrative and support costs rose, as investments made in the business, including expanding the branch network and online banking resulted in higher premises and depreciation costs.

Commercial Banking pre-tax profit declined by 15 per cent to US$430 million as loan impairment charges rose in the deteriorating economic environment.

Revenue increased, lifted by asset sales from HSBC Finance and fee income in Canada, partly offset by a fall in net interest income due to tighter spreads on deposits.

In the US, profit before tax fell by 22 per cent, with performance driven by tighter deposit spreads and increased loan impairment charges.

In Canada, profit before tax fell by 6 per cent to US$237 million as increased fee income was more than offset by higher loan impairment charges due to increased delinquency rates in the export and manufacturing sectors as a result of the slowing US economy, higher energy costs and a stronger Canadian dollar.

In Bermuda, profit before tax declined by 29 per cent due to lower net interest income as deposit spreads tightened following base rate cuts, and higher costs.

Net interest income declined by 2 per cent. In the US, net interest income fell by 3 per cent, as tighter deposit spreads in the declining rate environment more than offset a rise in deposit and loan volumes. The US retail bank continued its strategy of balancing growth between its established business in New York State and its expansion in the West Coast, Chicago and the Southeast. Average

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deposit balances rose by 11 per cent and loan balances increased by 11 per cent.

In the US, average loan balances to the middle market segment rose by 29 per cent to US$8.1 billion, outpacing the small business segment, where loans rose by 4 per cent in the face of increased competitive pressures. Management action led to a 3 per cent decline in commercial real estate activity compared with the first half of 2007, with increased repayments and reduced replacement business as the US retail bank took the opportunity to manage down lending exposures due to lower risk appetite and a deterioration in market conditions. Lending spreads widened on small business loans due to lower funding costs, but this was more than offset by tighter spreads on middle market and commercial real estate loans as yields declined due to a move towards higher credit quality customers, although spreads improved markedly in the second quarter.

Average deposit balances with small businesses in the US rose by 8 per cent to US$13 billion, due to strong growth in markets outside New York. Middle market deposits rose 23 per cent while commercial real estate deposit growth was subdued due to the exiting from selected associated lending relationships. The rise in balances was more than offset by narrower deposit spreads in the declining rate environment and competitive pricing pressures.

In Canada, net interest income was broadly in line with the first half of 2007 at US$337 million, as balance sheet growth offset tightening lending spreads. Average deposit balances rose by 8 per cent due to higher cash management balances, driven by an increase in account numbers following an expansion of the product offering. Deposit spreads remained constant as deposit rates and yields on surplus funds were unchanged despite lower base rates as credit spreads widened.

Average lending balances rose by 13 per cent, driven by lending growth, particularly in floating rate products, in the buoyant Western Canada region. Elsewhere, lending growth was experienced across all regions as the economy remained robust. Lending spreads tightened as interest rate cuts were immediately passed on to floating rate borrowers, in contrast to the wholesale cost of funding, which was adversely affected by wider credit spreads.

In Bermuda, net interest income decreased by 19 per cent, driven by tighter deposit spreads on current accounts as base rates declined. Average deposit balances rose by 23 per cent, reflecting continued strong demand from the insurance and construction sectors.

Net fee income rose by 20 per cent. In the US, fees increased by 7 per cent due to higher deposit service charges as a result of the successful expansion of cash management product offerings, higher debit card fees and increased loan syndication and agency fees for commercial real estate. In Canada, fee income rose by 36 per cent, driven by an increase in revenue as volumes of trade related money market instruments rose and higher fund transfer commissions as client activity increased.

Other operating income was higher due to increased gains from sales of assets in the legacy HSBC Finance commercial portfolio.

In the US, loan impairment charges more than doubled to US$106 million as the deteriorating economic outlook and customer downgrades prompted an increase in impairment allowances in the middle market and commercial real estate portfolios, as well as higher impairment charges for small business loans. While impairment allowances in middle market and commercial real estate increased, the level of write-offs on these portfolios improved, resulting in a small level of recoveries.

Loan impairment charges in Canada rose by US$38 million from the low levels reported in 2007 due to asset growth and higher delinquency rates in the manufacturing and export sectors, the result of the slowing US economy, higher energy costs and stronger Canadian dollar.

Operating expenses in the US were broadly unchanged as a decline in staff costs was offset by a rise in branch network-related costs. Staff costs fell due to lower incentive compensation and a decrease in headcount due to the consolidation of lending support functions. Administrative expenses rose by 9 per cent, mainly due to marketing spend.

Operating expenses in Canada were in line with the first half of 2007. Staff costs were broadly unchanged as higher salaries and benefits from growth in headcount due to continued investment in the business were offset by lower performance related pay. Other operating expenses fell due to lower capital taxes.

Global Banking and Markets reported a loss before tax of US$1.6 billion, compared with a profit of US$436 million in the first half of 2007. The disruption in global credit markets led to US$2.3 billion of write-downs in Credit and structured credit trading exposures and in monoline exposures and leveraged loans. Aside from these write-downs, pre-tax profit grew compared with the first half of 2007, as the performance of other trading

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

businesses improved and net interest income and net fee income increased.

Total operating losses of US$843 million were driven by the write-downs noted above. These losses were partly mitigated by increased income in other trading product areas, and in Balance Sheet Management.

Net interest income increased by 58 per cent as Balance Sheet Management benefited from the falling short-term US interest rates. Strong deposit balance growth in payments and cash management also contributed.

Net fee income rose by 31 per cent. Global Asset Management benefited from the market turmoil as institutional clients moved assets into less volatile cash funds. Advisory fee income also rose in capital markets, chiefly due to earnings from the Visa IPO.

Trading losses of US$1.7 billion were primarily driven by the write-downs noted above. Due to the credit market turmoil, the fair value of credit instruments such as mortgage loans and structured credit instruments deteriorated as the credit and liquidity disruption that began in the US sub-prime market spread into other mortgage and mortgage-related products. Trading in new US mortgages and related products was discontinued in late 2007. HSBC transacts with monoline insurers to buy protection against losses from defaults, primarily on credit products. For a description of the background to monoline write-downs, see page 36. The market turmoil also caused the market value of some leveraged and acquisition finance loans to fall due to general credit and liquidity disruption. More information on these write-downs and the underlying assets is available on page 113.

Other trading product areas continued to perform strongly, including foreign exchange and Rates, up by 99 per cent and 355 per cent, respectively, compared with the same period in 2007. Rates trading benefited from reduced market liquidity, which provided opportunities for wider spreads, and from increased market volatility. Foreign exchange trading income increased on higher customer trading and a strengthening of major currencies against the US dollar. Metals trading revenues benefited from higher prices in gold and platinum. Income from the equities business grew from increased customer trading volumes, which were driven by equity market volatility, and through capital markets fees.

Market conditions led to lower Principal Investments activity, resulting in a decline in Other operating income, and Gains less losses from financial investments fell as income from the disposal of securities declined.

Loan impairment charges rose because of weaker credit fundamentals which have resulted in a higher number of downgrades, particularly in comparison with the releases in the first half of 2007.

Operating expenses fell due to a 7 per cent reduction in staff numbers following the restructuring of a number of businesses during the second half of 2007 and first half of 2008 in response to market conditions. This included the closure of the mortgage-backed securities business in the US. The financial performance also led to lower performance-related costs, which further reduced operating expenses.

Private Banking reported a pre-tax profit of US$58 million in line with the first half of 2007, as unchanged revenues were offset by increased operating expenses. The cost efficiency ratio worsened by 4.8 percentage points to 74.2 per cent, with a number of new hires in the US and Canada.

Net interest income decreased by 5 per cent to US$112 million. Higher volumes of domestic savings and foreign time deposit accounts were driven by clients moving their assets under management to safer cash products, and new client relationships. However, this was offset by compressed spreads in the US due to a reduction in short-term US dollar interest rates.

Other revenues grew 5 per cent to US$117 million, driven mainly by an 11 per cent increase in net fee income. In the US, improved revenue sharing between customer groups led to increased asset management and custody fees and higher brokerage income. In Bermuda, HSBC also reported a rise in fee income, benefiting from improved brokerage and trust income fees, with the introduction of new tariffs.

Client assets increased by 1 per cent to US$58.8 billion compared with 31 December 2007, primarily in domestic custody and trust accounts, with net new money of US$1.4 billion offset by negative market movements.

Operating expenses were 7 per cent higher at US$170 million. A 7 per cent rise in staff costs was due to increased headcount relating to business expansion.

Within Other, profit before tax of US$294 million was reported compared with a loss of US$26 million in the first half of 2007.

Fair value movements on HSBC’s own debt resulted in gains of US$354 million, primarily due to

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the widening credit spreads in the first quarter. Costs at HSBC.com and HSBC Technology USA Inc, the providers of technology services in North America, decreased by 3 per cent to US$696 million. Related recharges are reported in other operating income.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals		2H07
	2H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	7,540	–	3	7,543	–	330	7,873	4	4
Net fee income	2,906	(52)	1	2,855	–	(33)	2,822	(3)	(1)
Other income/(expense)[3]	857	(18)	1	840	–	(1,936)	(1,096)	(228)	(230)

Net operating income[4]	11,303	(70)	5	11,238	–	(1,639)	9,599	(15)	(15)
Loan impairment charges and other credit risk provisions	(8,336)	–	2	(8,334)	–	1,168	(7,166)	14	14

Net operating income	2,967	(70)	7	2,904	–	(471)	2,433	(18)	(16)
Operating expenses	(5,321)	48	(3)	(5,276)	–	(58)	(5,334)	–	(1)

Operating loss	(2,354)	(22)	4	(2,372)	–	(529)	(2,901)	(23)	(22)
Income from associates	10	–	–	10	–	(2)	8	(20)	(20)

Loss before tax	(2,344)	(22)	4	(2,362)	–	(531)	(2,893)	(23)	(22)

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business

Profit/(loss) before tax

	Half-year to 30 June 2008

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	6,609	758	330	112	209	(145)	7,873
Net fee income/(expense)	2,145	192	426	98	(39)	–	2,822

Trading income/(expense) excluding net interest income	(51)	4	(2,001)	11	(154)	–	(2,191)

Net interest income/(expense) on trading activities	35	–	292	–	(97)	145	375

Net trading income/(expense)[7]	(16)	4	(1,709)	11	(251)	145	(1,816)

Net income from financial instruments designated at fair value	4	2	7	1	354	–	368
Gains less losses from financial investments	105	3	(4)	–	2	–	106
Dividend income	8	–	31	–	1	–	40
Net earned insurance premiums	203	–	–	–	–	–	203
Other operating income/(expense)	(100)	88	76	7	715	(671)	115

Total operating income/(expense)	8,958	1,047	(843)	229	991	(671)	9,711
Net insurance claims[8]	(112)	–	–	–	–	–	(112)

Net operating income4/(expense)	8,846	1,047	(843)	229	991	(671)	9,599
Loan impairment charges and other credit risk provisions	(6,952)	(156)	(57)	(1)	–	–	(7,166)

Net operating income/(expense)	1,894	891	(900)	228	991	(671)	2,433
Total operating expenses	(3,944)	(468)	(725)	(170)	(698)	671	(5,334)

Operating profit/(loss)	(2,050)	423	(1,625)	58	293	–	(2,901)
Share of profit in associates and joint ventures	–	7	–	–	1	–	8

Profit/(loss) before tax	(2,050)	430	(1,625)	58	294	–	(2,893)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(20.0)	4.2	(15.9)	0.6	2.9		(28.2)
Cost efficiency ratio	44.6	44.7	(86.0)	74.2	70.4		55.6

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	201,941	37,756	27,137	5,656	–		272,490
Total assets	236,672	44,023	243,132	6,846	934		531,607
Customer accounts	66,281	36,881	23,709	15,020	109		142,000
Loans and advances to banks (net)[12]			18,624
Trading assets[12,13]			158,218
Financial instruments designated at fair value[12]			–
Financial investments[12]			35,902
Deposits by banks[12]			10,909
Trading liabilities[12,13]			152,093

For footnotes, see page 89.

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Profit/(loss) before tax

	Half-year to 30 June 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,545	740	202	117	(18)	(279)	7,307
Net fee income/(expense)	2,332	152	320	140	(40)	–	2,904
Trading income/(expense) excluding net interest income	(184)	3	483	6	(62)	–	246
Net interest income on trading activities	87	–	10	–	–	279	376
Net trading income/(expense)[7]	(97)	3	493	6	(62)	279	622
Net income from financial instruments designated at fair value	–	–	3	–	78	–	81
Gains less losses from financial investments	9	–	42	2	–	–	53
Dividend income	35	1	28	–	–	–	64
Net earned insurance premiums	231	–	–	–	–	–	231
Other operating income	114	58	109	14	735	(688)	342

Total operating income	9,169	954	1,197	279	693	(688)	11,604
Net insurance claims[8]	(124)	–	–	–	–	–	(124)

Net operating income[4]	9,045	954	1,197	279	693	(688)	11,480
Loan impairment (charges)/recoveries and other credit risk provisions	(3,774)	(46)	12	(12)	–	–	(3,820)

Net operating income	5,271	908	1,209	267	693	(688)	7,660
Total operating expenses	(3,783)	(443)	(771)	(207)	(719)	688	(5,235)

Operating profit/(loss)	1,488	465	438	60	(26)	–	2,425
Share of profit/(loss) in associates and joint ventures	–	12	(2)	–	–	–	10

Profit/(loss) before tax	1,488	477	436	60	(26)	–	2,435

	%	%	%	%	%		%

Share of HSBC’s profit before tax	10.5	3.4	3.1	0.4	(0.2)		17.2
Cost efficiency ratio	41.8	46.4	64.4	74.2	103.8		45.6

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	219,735	34,831	21,462	5,267	–		281,295
Total assets	246,117	41,227	223,435	6,386	2,528		519,693
Customer accounts	58,724	33,513	27,661	14,392	107		134,397
Loans and advances to banks (net)[12]			16,289
Trading assets[12,13]			146,387
Financial instruments designated at fair value[12]			–
Financial investments[12]			33,790
Deposits by banks[12]			10,927
Trading liabilities[12,13]			131,111

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business (continued)

Profit/(loss) before tax

	Half-year to 31 December 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	6,630	818	176	156	1	(241)	7,540
Net fee income/(expense)	2,239	186	381	139	(39)	–	2,906
Trading income/(expense) excluding net interest income	(165)	(5)	(1,354)	5	(16)	–	(1,535)
Net interest income/(expense) on trading activities	47	–	127	–	(44)	241	371
Net trading income/(expense)[7]	(118)	(5)	(1,227)	5	(60)	241	(1,164)
Net expense from financial instruments designated at fair value	–	–	8	–	1,661	–	1,669
Gains less losses from financial investments	167	(1)	23	–	3	–	192
Dividend income	12	–	29	–	–	–	41
Net earned insurance premiums	218	–	–	–	–	–	218
Other operating income/(expense)	(119)	30	58	20	745	(716)	18

Total operating income	9,029	1,028	(552)	320	2,311	(716)	11,420
Net insurance claims[8]	(117)	–	–	–	–	–	(117)

Net operating income/(expense)[4]	8,912	1,028	(552)	320	2,311	(716)	11,303
Loan impairment (charges)/recoveries and other credit risk provisions	(8,135)	(145)	(58)	2	–	–	(8,336)

Net operating income/(expense)	777	883	(610)	322	2,311	(716)	2,967
Total operating expenses	(3,811)	(450)	(791)	(208)	(777)	716	(5,321)

Operating profit/(loss)	(3,034)	433	(1,401)	114	1,534	–	(2,354)

Share of profit in associates and joint ventures	–	10	–	–	–	–	10

Profit/(loss) before tax	(3,034)	443	(1,401)	114	1,534	–	(2,344)

	%	%	%	%	%		%

Share of HSBC’s profit before tax	(30.2)	4.4	(13.9)	1.1	15.3		(23.3)
Cost efficiency ratio	42.8	43.8	143.3	65.0	33.6		47.1
Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	218,676	38,930	26,186	6,068	–		289,860
Total assets	240,734	43,920	217,808	6,541	1,089		510,092
Customer accounts	61,824	36,306	30,732	16,187	124		145,173
Loans and advances to banks (net)[12]			14,938
Trading assets[12,13]			149,926
Financial instruments designated at fair value[12]			–
Financial investments[12]			33,273
Deposits by banks[12]			14,825
Trading liabilities[12,13]			126,139

For footnotes, see page 89.

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Latin America

Profit/(loss) before tax by country within customer groups and global businesses

	Personal		Global
	Financial	Commercial	Banking and	Private
	Services	Banking	Markets	Banking	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 30 June 2008
Brazil	262	200	193	6	(1)	660
Mexico	151	127	106	1	–	385
Argentina	21	43	55	–	–	119
Panama	31	18	13	1	–	63
Other	3	23	16	–	(3)	39

	468	411	383	8	(4)	1,266

Half-year to 30 June 2007
Brazil	101	116	141	4	(2)	360
Mexico	251	169	50	5	–	475
Argentina	10	33	49	–	3	95
Panama	17	11	10	1	–	39
Other	9	23	3	–	(4)	31

	388	352	253	10	(3)	1,000

Half-year to 31 December 2007
Brazil	192	170	156	5	(4)	519
Mexico	263	164	63	6	9	505
Argentina	26	42	41	–	(3)	106
Panama	28	7	6	6	–	47
Other	(4)	5	(2)	(2)	4	1

	505	388	264	15	6	1,178

Loans and advances to customers (net) by country

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Brazil	23,721	14,104	18,491
Mexico	18,557	16,063	18,059
Argentina	2,704	2,026	2,485
Panama	4,294	4,059	4,158
Other	4,976	4,354	4,730

	54,252	40,606	47,923

Customer accounts by country

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Brazil	35,285	23,660	26,231
Mexico	22,562	19,916	22,307
Argentina	3,300	2,659	2,779
Panama	5,338	4,678	5,062
Other	5,294	4,336	4,913

	71,779	55,249	61,292

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Profit before tax

		Half-year to

	30 June	30 June	31 December
	2008	2007	2007
Latin America	US$m	US$m	US$m

Net interest income	3,362	2,534	3,042
Net fee income	1,139	998	1,155
Net trading income	358	285	263
Net income from financial instruments designated at fair value	156	157	163
Gains less losses from financial investments	168	98	155
Gains arising from dilution of interests in associates	–	–	11
Dividend income	6	6	3
Net earned insurance premiums	900	731	863
Other operating income	130	153	75

Total operating income	6,219	4,962	5,730
Net insurance claims incurred and movement in liabilities to policyholders	(764)	(676)	(751)

Net operating income before loan impairment charges and other credit risk provisions	5,455	4,286	4,979
Loan impairment charges and other credit risk provisions	(1,170)	(775)	(922)

Net operating income	4,285	3,511	4,057
Total operating expenses	(3,023)	(2,516)	(2,886)

Operating profit	1,262	995	1,171
Share of profit in associates and joint ventures	4	5	7

Profit before tax	1,266	1,000	1,178

	%	%	%

Share of HSBC’s profit before tax	12.3	7.1	11.7
Cost efficiency ratio	55.4	58.7	58.0
Period-end staff numbers (full-time equivalent)	63,851	66,875	64,404

Balance sheet data[6]
	US$m	US$m	US$m

Loans and advances to customers (net)	54,252	40,606	47,923
Loans and advances to banks (net)	17,192	13,345	12,675
Trading assets, financial instruments designated at fair value, and financial investments	27,929	22,107	24,715
Total assets	117,019	88,925	99,056
Deposits by banks	4,705	4,727	4,092
Customer accounts	71,779	55,249	61,292

For footnote, see page 89.

Economic briefing

Economic growth in Mexico moderated during the first half of 2008, partly in response to the slowdown in activity within the US. GDP rose by 2.6 per cent in the first quarter of the year on the equivalent period in 2007, compared with 3.3 per cent for the whole of 2007. Inflationary pressures intensified, with the headline rate of consumer price inflation experiencing sharp gains, rising from an annual rate of 3.8 per cent in December 2007 to 5.3 per cent in June 2008, mostly from higher food and energy prices. In response to these inflationary pressures, the Bank of Mexico raised its overnight interest rate by 25 basis points in June 2008.

The Brazilian economy continued to expand strongly with first quarter GDP rising by 5.8 per cent year-on-year, driven by strong domestic demand and consumer spending. Conditions within the labour market continued to improve, supporting consumer confidence, with the rate of unemployment well below levels observed a year earlier. Inflation continued to accelerate, with the headline annual rate of consumer price inflation rising to 6.1 per cent in June 2008 from 4.5 per cent in December 2007. Rising food prices were the most prominent cause,

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but core inflation (excluding food and energy) also rose, reflecting buoyant domestic conditions. Rising import demand was also expected to trigger a deterioration in the current account position during 2008 as a whole. With inflation near the upper limit of the Central Bank of Brazil’s tolerance range, a modest tightening of monetary policy was initiated and the Selic target rate was increased from 11.25 per cent in April 2008 to 12.25 per cent in June 2008.

Argentina’s growth continued at a high level during the first quarter of the year, with overall GDP rising by 8.4 per cent year-on-year compared with an average of 8.6 per cent for 2007 as a whole, even though industrial action within the agricultural sector is believed to have adversely affected activity levels during the period. Some further slowing of activity is expected to occur during the remainder of 2008 while inflationary pressures remain of concern. The reported headline rate of consumer price inflation rose from 8.5 per cent in December 2007 to 9.3 per cent in June 2008, although changes in methodologies make comparisons between the periods difficult.

Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 30 June 2007 (‘1H07’)

		Disposals			1H07
	1H07	and			at 1H08			Under-	1H08	Re-	Under-
	as	dilution		Currency	exchange	Acqui-		lying	as	ported	lying
	reported	gains	[1]	translation [2]	rates	sitions	[1]	change	reported	change	change
Latin America	US$m	US$m		US$m	US$m	US$m		US$m	US$m	%	%

Net interest income	2,534	–		286	2,820	–		542	3,362	33	19
Net fee income	998	–		102	1,100	–		39	1,139	14	4
Other income[3]	754	–		82	836	–		118	954	27	14

Net operating income[4]	4,286	–		470	4,756	–		699	5,455	27	15

Loan impairment charges and other credit risk provisions	(775)	–		(97)	(872)	–		(298)	(1,170)	(51)	(34)

Net operating income	3,511	–		373	3,884	–		401	4,285	22	10
Operating expenses	(2,516)	–		(283)	(2,799)	–		(224)	(3,023)	(20)	(8)

Operating profit	995	–		90	1,085	–		177	1,262	27	16
Income from associates	5	–		–	5	–		(1)	4	(20)	(20)

Profit before tax	1,000	–		90	1,090	–		176	1,266	27	16

For footnotes, see page 89.

Review of business performance

HSBC’s operations in Latin America reported a pre-tax profit of US$1.3 billion compared with US$1.0 billion in the first half of 2007, representing an increase of 27 per cent.

During the first half of 2008, HSBC continued in its efforts to grow the business organically in Mexico and Brazil while integrating recently acquired businesses in Argentina and Central America. The Visa IPO resulted in gains on the redemption of shares held by the Group. Credit quality in maturing portfolios continued to be an area of focus for management, especially in the Personal Financial Services credit card business in Mexico. The Premier relaunch in 2007 resulted in an increase in customer numbers and income in the first six months of 2008. The insurance business’s contribution to the performance of the region increased in the first half of 2008, largely due to growth in premiums, mainly on term life and motor products, which exceeded expense growth. In Commercial Banking, HSBC continued in its strategy to be the leading international bank through its extended network of International Banking Centres, increased focus on trade finance and growth in referrals of international business opportunities. As part of HSBC’s strategy to be the best bank for small businesses, Brazil introduced an initiative in the second half of 2007, called Empreendedor Direto with the aim of providing more focus on micro businesses. Global Banking and Markets benefited from favourable market conditions which increased revenues and from foreign exchange rate volatility which drove higher trading revenues.

On an underlying basis, pre-tax profits rose by 16 per cent. Increased revenues were partly offset by higher loan impairment charges, mainly driven by the cards business in Mexico, and increased operating costs across the region. The cost efficiency

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

ratio improved by 3.4 percentage points to 55.4 per cent.

The following commentary is on an underlying basis.

Personal Financial Services reported a pre-tax profit of US$468 million, an 11 per cent increase on the first half of 2007. Growth in revenue was driven by continued organic balance sheet growth, especially in cards and personal loans in Mexico and vehicle finance and payrolls in Brazil. This was augmented by gains from the redemption of shares in the Visa IPO and interest on the recovery of transactional taxes paid in previous years in Brazil. Following the global relaunch of Premier in a number of countries in 2007, there were increases in both the number of Premier customers and the average income per customer in the region. The growth in balance sheet volumes in Mexico and Brazil, coupled with higher delinquency rates, drove an increase in loan impairment charges. Increased operating expenditure was partially offset by a recovery of transactional taxes in Brazil following a court ruling. The cost efficiency ratio improved by 4.7 percentage points as revenues grew faster than costs.

In Mexico, pre-tax profits decreased by 42 per cent, largely driven by higher loan impairment charges on credit cards and personal loans following balance sheet growth and increased delinquency. Net operating income before loan impairment charges rose by 17 per cent on higher interest generated by the growth in credit card balances and a gain on the redemption of Visa shares. Operating costs grew by 12 per cent.

In Brazil, profit before tax grew by 111 per cent on higher income driven by balance sheet growth, partially offset by a decrease in fee income due to regulatory changes. Profit before tax also benefited from the refinement of the income recognition methodology in respect of long-term insurance contracts and a gain on redemption of Visa shares. A recovery of transactional taxes paid in earlier years and interest thereon increased interest income and resulted in lower operating expenses.

In Argentina, profit before tax grew by 116 per cent. Balance sheet growth drove an increase in net interest income which was partly offset by higher costs and loan impairment charges.

Net interest income rose by 17 per cent to US$2,376 million.

In Mexico, net interest income rose by 26 per cent, driven by higher balance sheet volumes and improved spreads. Despite a slowdown in credit card sales, average loan balances continued to grow. Average total loans grew by 12 percentage points. Spreads widened by 417 basis points on personal loans and by 316 basis points on credit cards due to re-pricing initiatives implemented during the second half of 2007.

Average demand deposit balances rose by 7 per cent. Average balances of time deposits grew by 14 per cent, driven by competitive pricing. HSBC’s market share for deposits remained stable.

In Brazil, net interest rose by 9 per cent. A favourable economic scenario and increased household income drove higher consumption and demand for credit. As a result, vehicle finance loans increased by 39 per cent and payroll loans by 57 per cent. Average card balances grew by 25 per cent, following market growth and new deals on co-branded cards combined with marketing promotions to improve card usage. This was partially offset by a decrease of 3 per cent in personal instalment loans due to increased competition in the market.

Spreads widened on cards and overdrafts as a result of lower funding costs and repricing initiatives, in line with market trends, but narrowed on vehicle finance and payroll loans due to increased competition. Overall, spreads were lower, reflecting the business strategy of seeking reduced credit risk by focusing on secured loans.

Net interest income also increased as a result of a favourable court decision, which granted HSBC the right to recover transactional taxes paid in excess on insurance transactions, and interest accrued thereon.

In Argentina, net interest income grew by 69 per cent. Average loan volumes increased by 39 per cent as personal loans, credit cards and car loan balances all rose. These increases resulted from higher sales of pre-approved facilities, supported by a new credit policy for personal loans, and marketing campaigns. Spreads improved on car loans and overdrafts as a result of repricing initiatives. The overall spread on lending products narrowed by 28 basis points. The average term deposit portfolio increased by 11 per cent following several initiatives including improved incentives for staff in the branch network, the appointment of a number of Premier executives and the implementation of campaigns to support growth through the internet. The number of Premier customers increased by 30 per cent. The overall spread increased by 94 basis points.

Net fee income increased by 2 per cent to US$712 million, mainly in Mexico where fee income rose by 14 per cent. Credit card annual fees

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increased by 29 per cent, reflecting an increase of almost 35,000 in the number of cards in force. Collection fees and late-payment fees increased following the application of stricter guidelines in June 2007. Income from deposit accounts continued to rise, as a result of an increase in membership fees and the introduction of a flexible pricing option. Income from e-channels rose by 6 per cent on higher usage.

In Brazil, fee income fell by 15 per cent, following a ruling by the Brazilian Central Bank removing certain fees, such as charges on early loan repayments and returned cheques. The effect was compounded by a lower number of transactions, which reduced current account fees, and the discontinuation of commission paid by the Brazilian social security agency for pension payment services. This was partly offset by a rise in pension administration fees and higher cards income driven by growth in cards in force.

In Argentina, net fee income decreased by 18 per cent, mainly because lower commissions were earned from the pension fund business following pension-related reform introduced by the government. Higher general insurance sales resulted in increased commissions paid. This was partially offset by higher commission income on vehicle loans and credit cards, reflecting volume growth.

Gains from financial investments increased by US$74 million, mainly because of a gain on redemption of Visa shares following the global IPO. Gains were recorded in Mexico (US$55 million), Panama (US$12 million), Brazil (US$11 million) and other Central American countries (US$5 million). Brazil also recorded a gain of US$16 million on the sale of shares in a local stock exchange. A gain of US$33 million on a similar sale of shares was registered in the first half of 2007.

Other operating income fell, mainly because, in the first half of 2007, results benefited from a one-off refinement of the income recognition methodology used in respect of long-term insurance contracts in Mexico. This was partially offset by a similar adjustment in Brazil in the first half of 2008 which resulted in a non-recurrent gain of US$45 million.

Net insurance premiums rose by 8 per cent to US$802 million. In Mexico, growth of 20 per cent was mainly driven by higher gross premiums on life and motor products. Sales of life products grew faster than non-life products due to an increased focus by HSBC on life insurance sales through the branch network and other distribution channels, in particular, the telemarketing of personal accident insurance. In Brazil, net insurance premiums rose by 9 per cent. Pension-related business grew, driven by sales initiatives which generated organic growth in both regular and additional contributions.

In Argentina, insurance premium growth was driven by the general insurance business from a mixture of higher premiums and increased sales. Vehicle insurance products generated the largest increases, mainly because of higher prices. Overall, premium income on life insurance decreased due to the cessation of part of the business related to the pension fund portfolio as a consequence of changes in government legislation.

Loan impairment charges rose by 35 per cent, to US$1.1 billion. In Mexico, loan impairment charges rose by 76 per cent, largely from portfolio growth and higher delinquency in the credit card portfolio following HSBC’s targeted expansion in the market in previous years. The increase in loan impairment charges is a cost of building higher market share through organic growth in an area where HSBC was previously under-represented. Personal instalment loans also contributed to the increase in loan impairment charges.

Loan impairment charges in Brazil rose by 8 per cent, reflecting strong asset growth and higher delinquency levels in vehicle finance, and store loans which were partly offset by the gain on sale of an impaired loan portfolio. The impaired loan to total customer loans ratio, improved by 1.2 percentage points. Credit models were updated during the first half of 2008 to reflect recent underwriting experience and were supplemented by improved collection strategies.

In Argentina, growth in loan impairment charges of 68 per cent was driven by increased customer advances and higher delinquency levels on the consumer finance portfolio.

Operating expenses increased by 5 per cent to US$2.1 billion.

In Mexico, operating expenses grew by 12 per cent. Staff costs rose as a result of the annual salary review in earlier 2008, partly offset by lower staff numbers. Non-staff costs rose on the increased use of the cash-back facility on the Tu Cuenta product. This was partly offset by a decrease in contract personnel as a result of a refinement in asset growth strategy in the latter part of 2007.

In Brazil, expenses decreased by 5 per cent, as a result of the recognition of a tax credit related to a court decision granting the right to recover excess taxes paid on insurance transactions. Transactional taxes reduced further, due to the removal of tax on

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

withdrawals in 2008. Additional costs were incurred in support of growth in the credit card business and improved operational processes for both debit and credit cards. Staff costs increased marginally, mainly driven by increased performance-related incentives, in line with profit growth and union-agreed pay rises. This increase was partially offset by a restructuring exercise initiated in the first half of 2007 which reduced staff numbers.

In Argentina, expenses grew by 29 per cent. Staff costs rose on higher salaries following pay reviews. Non-staff costs increased in the form of utility and general administration costs due to higher prices following inflation adjustments by suppliers.

Commercial Banking reported pre-tax profits of US$411 million, an increase of 8 per cent over the first half of 2007. Revenues grew as the business continued to expand in the region in line with HSBC’s objective to be the leading international bank and the best bank for small businesses. The regional network of International Banking Centres based in Argentina, Brazil and Mexico significantly increased their number of successful international referrals. Loan impairment charges rose by 26 per cent. Operating expenses increased by 11 per cent. The cost efficiency ratio improved by 0.2 percentage points.

In Mexico, a decline in profit before tax of 27 per cent was mainly the result of a one-off writeback of loan impairment charges in 2007, following a review of credit models.

In Brazil, pre-tax profits rose by 44 per cent, driven by higher net interest income on strong balance sheet growth and lower loan impairment charges as delinquency levels improved.

In Argentina, profit before tax rose by 33 per cent, as net interest and fee income rose on business growth.

Net interest income increased by 10 per cent to US$800 million, mainly as a result of balance sheet growth.

In Mexico, net interest income rose by 2 per cent on increased volumes in medium-sized business loans, in both local currency and US dollars, and real estate loans, which were driven by market growth in the construction sector. Loans denominated in US dollars rose due to higher demand as a result of the lower dollar rates. The spread for small and medium business loans widened following a repricing strategy. US dollar denominated loan spreads narrowed by 137 basis points due to higher funding costs.

Average balances on total deposits increased by 18 per cent as customers held higher balances for longer periods. Regulations prohibiting government treasuries from holding balances in non-interest bearing accounts resulted in a shift in commercial balances from demand to term deposits, putting pressure on the overall yield. Spreads on deposits denominated in US dollars narrowed in a falling rate environment.

In Brazil, the favourable economic scenario led to an increase in the demand for credit. Sales and repricing initiatives, combined with longer loan maturity periods and improved geographical coverage, contributed to robust growth in lending balances and an increase in net interest income of 15 per cent. The strong growth was mostly in working capital, receivables-backed loans and trade finance. Spreads were slightly lower in the overall portfolio as a consequence of market competition and HSBC’s business strategy of seeking reduced credit risk and focusing on secured loans and trade products. Spreads on overdrafts increased driven by a decline in base rates.

Sales through direct channels grew by 76 per cent, mostly in guaranteed accounts, discounted trade notes and investments. This was primarily driven by the launch of Empreendedor Direto in the second half of 2007.

In Argentina, net interest income grew by 49 per cent. Growth in both assets and liabilities was mainly driven by customer acquisitions following wider geographical coverage from the integration of Banca Nazionale del Lavoro SpA’s commercial network. Overdraft balances grew on increased economic activity. Higher volumes of receivables finance were driven by focused marketing campaigns. The leasing portfolio grew by 40 per cent. Spreads on overdrafts widened, while spreads on receivables finance and leasing decreased.

Demand deposits grew by 22 per cent and term deposits grew by 9 per cent following a three month marketing campaign in 2008. Spreads in demand deposits widened on higher base rates but were partially offset by slightly lower spreads on term deposits due to a more competitive market environment. Overall, spreads on customer deposits widened by 133 basis points.

Net fee income was 5 per cent higher at US$271 million. In Brazil, this largely arose from increases in collection bill fees, mainly due to higher transaction volumes and repricing initiatives to align with local market prices. Standby letters of credit, bank guarantees and assets under management also contributed to this increase, driven by higher

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volumes as the business focused on cross-sales using customer relationship management tools. These tools enabled relationship managers to offer suitable products to customers which were more in line with their particular banking preferences.

In Mexico, fee income decreased by 3 per cent. Increased usage by non-HSBC customers following the recent extension of the network drove an increase of 76 per cent in automated teller machine (‘ATM’) fees. Higher prices resulted in income growth on payments and cash management. These factors were offset by lower income on remittances, which fell in line with decreased volumes in the more competitive environment, coupled with the effects of the weakening US economy.

Higher fee income in Argentina was mainly due to increased account services commissions on greater customer activity and repricing of fees.

Trading income rose by 85 per cent to US$37 million, mainly in Brazil due to higher volumes of treasury products and spot foreign exchange deals which benefited from increased demand in the favourable economic conditions.

Loan impairment charges increased by 26 per cent to US$110 million due to higher loan impairment charges in Mexico, partially offset by lower ones Brazil.

In Mexico, higher loan impairment charges on commercial and real estate loans were mainly driven by organic growth in the portfolio. In 2007, net releases of loan allowances were reported in Mexico due to changes made to the credit models to more accurately represent the most recent behaviour in the underlying commercial loan portfolios. The risk profile of the loan portfolio remained stable during the first half of 2008.

In Brazil, loan impairment charges decreased by 18 per cent despite a 38 per cent growth in average lending balances. This was driven by improved delinquency levels in the small and medium enterprises segment and the absence of any new significant individual loan impairment charges in the current period.

Operating expenses increased by 11 per cent to US$643 million.

In Mexico, operating expenses increased by 10 per cent. Staff costs decreased as the effects of the annual salary review and higher performance-related compensation were offset by refinements in the allocation of statutory profit sharing compensation. Other operating expenses increased, primarily driven by higher operational losses.

Operating expenses in Brazil rose by 9 per cent. Staff costs grew as a result of higher remuneration and performance-related incentives aligned with business growth, and union-agreed pay rises. These factors were partly offset by lower headcount following business restructuring, resulting in increased efficiency. Other operating costs also grew due to higher litigation expenses, mainly driven by civil claims, and transactional taxes increased on higher volumes.

In Argentina, expenses increased by 65 per cent, mainly driven by higher indirect costs. Staff costs rose on following pay reviews in line with labour union agreements. Other costs also grew in the inflationary environment.

Global Banking and Markets reported a pre-tax profit of US$383 million, representing an increase of 36 per cent compared with the first half of 2007. In Mexico, pre-tax profits increased by 100 per cent, mainly as a result of higher net interest income. In Brazil, pre-tax profits grew by 12 per cent due to higher foreign exchange trading revenues. In Argentina, growth was driven by an increase in net interest income and foreign exchange trading income. The cost efficiency ratio for the region improved by 0.5 percentage points.

Total operating income rose by 33 per cent to US$726 million, mainly due to growth in foreign exchange trading in Brazil, reflecting the success of HSBC’s strategy to provide a wider product range with a focus on structured derivatives, particularly to Commercial Banking customers, and due to an increase in income earned in Balance Sheet Management.

In Mexico, pre-tax profits increased due to strong growth in net interest income as favourable market conditions led to a robust performance from Balance Sheet Management. Trading income declined, despite growth in foreign exchange, as the Mexican financial markets continued to exhibit low levels of volatility.

In Brazil, pre-tax profits were 12 per cent higher, due to strong growth in foreign exchange trading and an increase in securities services deposits as clients moved funds into Brazil for investment. A significant increase in operating expenses was due to an investment in new IT systems to support volume growth as well as growth in staff numbers as HSBC enhanced its capabilities, including the establishment of a new global research team.

In Argentina, pre-tax profits improved by 14 per cent. Higher revenues were driven by growth in net interest income and an increase in foreign exchange

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Interim Management Report: Business Review (continued)

trading income due to market volatility. This was partly offset by higher operating expenses, driven by high levels of inflation, an increase in staff costs following labour union agreements.

Net interest income rose by 68 per cent to US$337 million, predominantly from growth in Mexico. Balance Sheet Management performed well, driven by favourable market conditions in Mexico and Argentina, due to an increase in balance sheet volumes and wider spreads. In addition, the strong equity markets in Brazil led to an increase in securities services deposits as clients moved funds into the country for investment.

Net fee income grew by 5 per cent to US$131 million, largely in Mexico where increased loan facility fees were driven by higher lending volumes. Fee income increased in securities services, partly in Brazil, as a result of the increase in deposits discussed above. The development of the retail equity trading platform in Brazil also contributed to the increase in fee income.

Trading income was 29 per cent higher at US$137 million, driven by solid growth in foreign exchange trading in Brazil, due to a wider product offering which was particularly targeted at Commercial Banking customers. In Mexico, trading income declined, despite growth in foreign exchange, as the Mexican financial markets continued to exhibit low volatility, resulting in challenging trading conditions. Trading income in Argentina increased as a result of strong performance in foreign exchange in the volatile markets.

Gains less losses from financial investments decreased by 25 per cent to US$45 million, due to a lower value of disposals in Mexico, Brazil and Argentina compared with the first half of 2007.

A small release of loan impairment charges was in line with the first half of 2007.

Operating expenses increased by 33 per cent to US$309 million. A significant rise in operating expenses in Brazil was partly caused by higher IT costs due to investment in new systems to support volume growth and automate processes on complex products. Staff numbers increased in Global Markets, as HSBC enhanced its customer proposition, including the establishment of a new global research team. Performance costs also rose in line with improved performance in Global Markets. Operating expenses in Argentina increased, mainly driven by an increase in staff costs following a labour union pay agreement. Other costs grew in the inflationary environment.

Private Banking reported a pre-tax profit of US$8 million, a decrease of 20 per cent. An improved performance in Brazil was offset by higher expenditure in the region. As a result, the cost efficiency ratio worsened by 9.6 percentage points to 78.4 per cent.

Revenues grew by 16 per cent to US$37 million, with improvements in both net interest income and fee income. Balance sheet growth across the region drove the 44 per cent increase in net interest income, while improvements in securities trading in Brazil underpinned the rise in net fee income. This was offset by lower brokerage fees in Mexico, however, due to a general slowdown in the market.

Client assets were US$12.6 billion, compared with US$11.6 billion at 31 December 2007, due to new product offerings in Brazil. Inward referrals from other customer groups contributed US$444 million to total client assets, flat when compared with the first half of 2007.

Operating expenses grew by 32 per cent to US$29 million, driven by a rise in staff costs to support business expansion and increased bonuses.

Amounts reported in Other were largely in line with the first half of 2007.

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Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2008 (‘1H08’) compared with half-year to 31 December 2007 (‘2H07’)

		Disposals		2H07
	2H07	and		at 1H08		Under-	1H08	Re-	Under-
	as	dilution	Currency	exchange	Acqui-	lying	as	ported	lying
	reported	gains[1]	translation[2]	rates	sitions[1]	change	reported	change	change
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%	%

Net interest income	3,042	–	170	3,212	–	150	3,362	11	5
Net fee income	1,155	–	60	1,215	–	(76)	1,139	(1)	(6)
Other income[3]	782	(11)	43	814	–	140	954	22	17

Net operating income[4]	4,979	(11)	273	5,241	–	214	5,455	10	4
Loan impairment charges and other credit risk provisions	(922)	–	(49)	(971)	–	(199)	(1,170)	(27)	(20)

Net operating income	4,057	(11)	224	4,270	–	15	4,285	6	0
Operating expenses	(2,886)	–	(164)	(3,050)	–	27	(3,023)	(5)	1

Operating profit	1,171	(11)	60	1,220	–	42	1,262	8	3
Income from associates	7	–	(1)	6	–	(2)	4	(43)	(33)

Profit before tax	1,178	(11)	59	1,226	–	40	1,266	7	3

For footnotes, see page 89.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business

Profit/(loss) before tax

	Half-year to 30 June 2008

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination[9]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	2,376	800	337	13	(2)	(162)	3,362
Net fee income	712	271	131	19	6	–	1,139
Trading income excluding net interest income	16	34	130	1	1	–	182
Net interest income on trading activities	4	3	7	–	–	162	176
Net trading income[7]	20	37	137	1	1	162	358
Net income/(expense) from financial instruments designated at fair value	162	–	(6)	–	–	–	156
Gains less losses from financial investments	111	11	45	2	(1)	–	168
Dividend income	4	–	2	–	–	–	6
Net earned insurance premiums	802	47	56	–	(5)	–	900
Other operating income	98	20	24	2	7	(21)	130

Total operating income	4,285	1,186	726	37	6	(21)	6,219
Net insurance claims[8]	(706)	(22)	(36)	–	–	–	(764)

Net operating income[4]	3,579	1,164	690	37	6	(21)	5,455
Loan impairment (charges)/recoveries and other credit risk provisions	(1,060)	(110)	2	–	(2)	–	(1,170)

Net operating income	2,519	1,054	692	37	4	(21)	4,285
Total operating expenses	(2,055)	(643)	(309)	(29)	(8)	21	(3,023)

Operating profit/(loss)	464	411	383	8	(4)	–	1,262
Share of profit in associates and joint ventures	4	–	–	–	–	–	4

Profit/(loss) before tax	468	411	383	8	(4)	–	1,266

	%	%	%	%	%		%

Share of HSBC’s profit before tax	4.6	4.0	3.7	0.1	(0.1)		12.3
Cost efficiency ratio	57.4	55.2	44.8	78.4	133.3		55.4

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	24,431	19,073	10,704	44	–		54,252
Total assets	39,883	24,505	52,290	300	41		117,019
Customer accounts	34,368	17,021	19,072	1,318	–		71,779
Loans and advances to banks (net)[12]			13,812
Trading assets[12,13]			12,303
Financial instruments designated at fair value[12]			106
Financial investments[12]			11,781
Deposits by banks[12]			2,812
Trading liabilities[12,13]			7,878

For footnotes, see page 89.

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Profit/(loss) before tax

	Half-year to 30 June 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [9]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	1,821	656	181	8	1	(133)	2,534
Net fee income	636	234	109	16	3	–	998
Trading income/(expense) excluding net interest income	32	17	83	1	(1)	–	132
Net interest income on trading activities	6	1	13	–	–	133	153
Net trading income/(expense)[7]	38	18	96	1	(1)	133	285
Net income from financial instruments designated at fair value	153	–	4	–	–	–	157
Gains less losses from financial investments	30	13	55	–	–	–	98
Dividend income	4	1	1	–	–	–	6
Net earned insurance premiums	658	32	41	–	–	–	731
Other operating income	134	12	8	4	8	(13)	153

Total operating income	3,474	966	495	29	11	(13)	4,962
Net insurance claims[8]	(626)	(17)	(33)	–	–	–	(676)

Net operating income[4]	2,848	949	462	29	11	(13)	4,286
Loan impairment (charges)/recoveries and other credit risk provisions	(701)	(74)	2	–	(2)	–	(775)

Net operating income	2,147	875	464	29	9	(13)	3,511
Total operating expenses	(1,764)	(523)	(211)	(19)	(12)	13	(2,516)

Operating profit/(loss)	383	352	253	10	(3)	–	995
Share of profit in associates and joint ventures	5	–	–	–	–	–	5

Profit/(loss) before tax	388	352	253	10	(3)	–	1,000

	%	%	%	%	%		%

Share of HSBC’s profit before tax	2.7	2.5	1.8	0.1	–		7.1
Cost efficiency ratio	61.9	55.1	45.7	65.5	109.1		58.7

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	19,529	12,744	8,306	27	–		40,606
Total assets	32,024	17,520	39,260	96	25		88,925
Customer accounts	26,195	14,546	13,778	511	219		55,249
Loans and advances to banks (net)[12]			10,625
Trading assets[12,13]			9,541
Financial instruments designated at fair value[12]			199
Financial investments[12]			9,163
Deposits by banks[12]			2,862
Trading liabilities[12,13]			6,609

For footnotes, see page 89

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H S B C  H O L D I N G S  P L C

Interim Management Report: Business Review (continued)

Analysis by customer group and global business (continued)

Profit/(loss) before tax

	Half-year to 31 December 2007

	Personal		Global			Inter-
	Financial	Commercial	Banking and	Private		segment
	Services	Banking	Markets	Banking	Other	elimination [9]	Total
Latin America	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	2,162	751	229	12	2	(114)	3,042
Net fee income	736	251	141	24	3	–	1,155
Trading income excluding net interest income	35	22	81	1	1	–	140
Net interest income on trading activities	4	–	5	–	–	114	123
Net trading income[7]	39	22	86	1	1	114	263
Net income from financial instruments designated at fair value	161	–	2	–	–	–	163
Gains less losses from financial investments	90	38	27	1	(1)	–	155
Gains arising from dilution of interests in associates	–	–	–	–	11	–	11
Dividend income	1	1	1	–	–	–	3
Net earned insurance premiums	790	34	39	–	–	–	863
Other operating income	11	57	23	4	4	(24)	75

Total operating income	3,990	1,154	548	42	20	(24)	5,730
Net insurance claims[8]	(704)	(20)	(27)	–	–	–	(751)

Net operating income[4]	3,286	1,134	521	42	20	(24)	4,979
Loan impairment (charges)/recoveries and other credit risk provisions	(791)	(138)	11	–	(4)	–	(922)

Net operating income	2,495	996	532	42	16	(24)	4,057
Total operating expenses	(1,994)	(609)	(270)	(27)	(10)	24	(2,886)

Operating profit	501	387	262	15	6	–	1,171
Share of profit in associates and joint ventures	4	1	2	–	–	–	7

Profit before tax	505	388	264	15	6	–	1,178

	%	%	%	%	%		%

Share of HSBC’s profit before tax	5.0	3.9	2.6	0.1	0.1		11.7
Cost efficiency ratio	60.7	53.7	51.8	64.3	50.0		58.0

Balance sheet data[6]
	US$m	US$m	US$m	US$m	US$m		US$m

Loans and advances to customers (net)	21,680	16,243	9,935	65	–		47,923
Total assets	34,829	20,928	43,012	260	27		99,056
Customer accounts	30,628	15,524	13,950	1,190	–		61,292
Loans and advances to banks (net)[12]			10,339
Trading assets[12,13]			10,384
Financial instruments designated at fair value[12]			225
Financial investments[12]			10,155
Deposits by banks[12]			2,830
Trading liabilities[12,13]			6,984

For footnotes, see page 89.

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Footnotes to the Business Review

The footnotes below refer to the reconciliations of reported and underlying profit before tax, and the analyses of customer groups and global businesses on pages 13 to 27 and the geographical regions on pages 28 to 89.

1	Columns headed ‘Acquisitions’ and, in 2007, ‘Disposals and dilution gains’, comprise the net increment or decrement in profits in the current half-year (compared with the previous half-years) which are attributable to acquisitions or disposals of subsidiaries made, or dilution gains, in the relevant periods. Acquisitions and disposals are determined based on the review and analysis of the events in each period.
2	‘Currency translation’ is the effect of translating the results of subsidiaries and associates for the previous half-years at the average rates of exchange applicable in the current half-year.
3	Other income in this context comprises net trading income (see 7 below), net income from financial instruments designated at fair value, gains less losses from financial investments, gains arising from dilution of interests in associates, dividend income, net earned insurance premiums and other operating income less net insurance claims incurred and investment in liabilities to policyholders.
4	Net operating income before loan impairment charges and other credit risk provisions.
5	The main items reported under ‘Other’ are certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies, gains arising from the dilution of interests in associates, movements in the fair value of own debt designated at fair value (the rest of the Group’s debt is included in Global Banking and Markets), and HSBC’s holding company and financing operations. The results also include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, and costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. At 30 June 2008, gains arising from the dilution of interests in associates were nil (first half of 2007: US$1.076 million; second half of 2007: US$16 million) and fair value gains on HSBC’s debt designated at fair value were US$749 million (first half of 2007: US$84 million; second half of 2007: US$2,909 million).
6	Third party only.
7	In the customer group analyses, net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities classified as held for trading, together with related external and internal interest income and interest expense, and dividends received; in the statutory presentation internal interest income and expense are eliminated.
8	Net insurance claims incurred and movement in liabilities to policyholders.
9	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from customer groups, and (ii) the intra-segment funding costs of trading activities undertaken within Global Banking and Markets. HSBC’s balance sheet management business reported within Global Banking and Markets, provides funding to the trading businesses. To report Global Banking and Markets’ net trading income on a fully funded basis, net interest income and net interest income/(expense) on trading activities are grossed up to reflect internal funding transactions prior to their elimination in the inter- segment column.
10	‘Equities’ includes a total gain of US$107 million in the first half of 2007 from the disposal of HSBC’s investments in Euronext N.V. and the Montreal Exchange.
11	‘Other’ in Global Banking and Markets includes net interest earned on free capital held in the global business not assigned to products.
12	Assets and liabilities which were significant to Global Banking and Markets.
13	Trading assets and trading liabilities include derivatives.
14	Global Banking and Markets in Europe includes venture capital gains of US$187 million in the first half of 2008 (US$548 million in the first half of 2007: US$443 million in the second half of 2007).
15	France primarily comprises the domestic operations of HSBC France and the Paris branch of HSBC Bank plc.
16	Trading assets, financial instruments designated at fair value and financial investments held in Europe, and by Global Banking and Markets in North America, include financial assets which may be repledged or resold by counterparties.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review

Income statement

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Interest income	47,164	43,567	48,792
Interest expense	(25,986)	(25,337)	(29,227)
Net interest income	21,178	18,230	19,565
Fee income	13,381	12,488	13,849
Fee expense	(2,390)	(1,993)	(2,342)
Net fee income	10,991	10,495	11,507
Trading income excluding net interest income	639	3,351	1,107
Net interest income on trading activities	3,195	2,160	3,216
Net trading income	3,834	5,511	4,323
Net income/(expense) from financial instruments designated at fair value	(584)	874	3,209
Gains less losses from financial investments	817	999	957
Gains arising from dilution of interests in associates	–	1,076	16
Dividend income	88	252	72
Net earned insurance premiums	5,153	3,977	5,099
Other operating income	1,435	678	761

Total operating income	42,912	42,092	45,509
Net insurance claims incurred and movement in liabilities to policyholders	(3,437)	(3,599)	(5,009)

Net operating income before loan impairment charges and other credit risk provisions	39,475	38,493	40,500
Loan impairment charges and other credit risk provisions	(10,058)	(6,346)	(10,896)

Net operating income	29,417	32,147	29,604

Employee compensation and benefits	(10,925)	(10,430)	(10,904)
General and administrative expenses	(7,479)	(7,022)	(8,272)
Depreciation of property, plant and equipment	(863)	(817)	(897)
Amortisation and impairment of intangible assets	(346)	(342)	(358)
Goodwill impairment	(527)	–	–

Total operating expenses	(20,140)	(18,611)	(20,431)

Operating profit	9,277	13,536	9,173
Share of profit in associates and joint ventures	970	623	880

Profit before tax	10,247	14,159	10,053
Tax expense	(1,941)	(2,645)	(1,112)

Profit for the period	8,306	11,514	8,941

Profit attributable to shareholders of the parent company	7,722	10,895	8,238
Profit attributable to minority interests	584	619	703

In the first half of 2008, a period marked by significant declines in profitability throughout much of the banking industry in the most difficult financial markets for decades, HSBC produced a pre-tax profit of US$10.2 billion which, although 28 per cent lower than in the first half of 2007, demonstrated the strength and resilience of the Group’s diversified business model in troubled times. On an underlying basis pre-tax profit was 25 per cent lower.

Results in the first half of 2007 benefited from US$1.1 billion of one-off dilution gains arising on shares issued by the Group’s mainland China associates: Industrial Bank, Ping An Insurance and Bank of Communications. This translated into a benefit to earnings per share of US$0.09. In the first half of 2008, results incorporated a non-cash pre- and post-tax impairment charge of US$527 million in North America Personal Financial Services. This represented US$0.04 per share.

During this period, HSBC remained profitable in all customer groups, most notably considering the market turmoil, Global Banking and Markets. In Commercial Banking and Private Banking, profits reached new heights for a six-month period, as they

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did in the developing markets operations of both Personal Financial Services and Global Banking and Markets. The Group also remained profitable in all geographical regions with the continuing exception of North America, where the consumer finance business remained heavily affected by the deepening housing market weakness and general economic slowdown. In addition, Global Banking and Markets suffered further credit turmoil-related write-downs on trading exposures and leveraged loans.

These continuing areas of weakness contrasted with the very strong financial performance across most developing markets businesses, which was augmented by significant improvements in profitability in the European businesses, which achieved good revenue growth without substantially adding to costs.

Changes in the composition of the Group in this period were modest with the only major transaction being the acquisition of the assets, liabilities and operations of The Chinese Bank in Taiwan, which was completed in March. The sale of the regional bank network in France to Banque Populaire announced in February was completed on 2 July 2008 and a gain of US$2.1 billion will be recorded in second half results.

Earnings per share declined by 32 per cent to US$0.65, with return on shareholders’ equity below 15 per cent. HSBC’s capital ratios remained strong, with a tier one capital ratio of 8.8 per cent on a Basel II basis.

Revenues increased by US$982 million, or 3 per cent, affected significantly by the drag from the deterioration in credit quality in the US consumer finance business and write-downs in Global Banking and Markets of US$3.9 billion. Cost growth of US$1.5 billion, or 8 per cent, was slower than that reported in the first half of 2007, and primarily reflected action taken to remove costs from the underperforming US businesses. The Group’s retail deposit and lending businesses, both personal and commercial, contributed strongly to revenue growth, delivering increases in net interest income and fee income of 9 per cent and 5 per cent, respectively, despite margin pressure on certain deposit products due to sharp declines in interest rates in the US and Hong Kong.

Within Global Banking and Markets’ emerging markets businesses, in addition to the strong revenue growth in foreign exchange and transaction banking, Balance Sheet Management recovered strongly.

Geographically, the share of profits from Hong Kong, the Rest of Asia-Pacific region and Latin America grew to 78 per cent of total Group profits.

In Europe, profit before tax rose by 28 per cent, with strong performances in Commercial Banking, Personal Financial Services and Private Banking. These offset credit-related write-downs which held back Global Banking and Markets, despite the good performance of Balance Sheet Management, foreign exchange and the Rates business. Operating expenses benefited from the suspension of ex gratia payments for UK overdraft fees pending legal proceedings. Gains were recorded on the sale of MasterCard shares and the disposal of the UK merchant acquiring business, and from fair value gains on certain portions of the Group’s own debt. Despite deterioration in the outlook for the UK economy, credit conditions remained stable with loan impairment charges declining, partly offset by a rise in Turkey.

Pre-tax profits from HSBC’s operations in Hong Kong of US$3.1 billion were, however, lower than the US$3.3 billion reported in the first half of 2007, a decrease of 8 per cent due to the impairment of certain of HSBC’s strategic investments in the Asian region as stock markets declined. In the opinion of HSBC management, these stakes continue to deliver the market access envisaged when they were acquired.

Pre-tax profits grew in Commercial Banking and Personal Financial Services despite the adverse effects of lower interest rates on deposit spreads, driven by strong balance sheet growth through customer acquisition and new product offerings. Strong performance in Global Banking and Markets was driven by increased income from Balance Sheet Management, as falling interest rates led to a lower cost of funds and a steeper yield curve, partially offset by write-downs on exposure to monoline insurers. In Private Banking, pre-tax profits fell, largely due to a decline in the value of equities on the Hong Kong stock market compared with the first half of 2007.

Operations in the Rest of Asia-Pacific region reported a pre-tax profit of US$3.6 billion compared with US$3.3 billion in the first half of 2007, an increase of 8 per cent. In the first half of 2007, HSBC recognised non-recurring gains of US$1.1 billion following share offerings made by HSBC associates Ping An Insurance, Bank of Communications and Industrial Bank. Excluding these dilution gains, profit before tax increased by 49 per cent on an underlying basis.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

In North America, profitability declined by US$5.3 billion to reflect a pre-tax loss of US$2.9 billion, due to a rise in loan impairment charges in Personal Financial Services and credit-related write-downs in Global Banking and Markets which exceeded the savings in operating costs instigated by management. The ongoing restriction in credit availability in the US economy resulted in an acceleration in house price declines as refinancing opportunities remained limited. Unemployment increased and personal bankruptcies rose, resulting in a widening of the credit quality deterioration that, in 2007, had been concentrated in sub-prime mortgage portfolios. Where foreclosures could not be avoided, losses rose due to the decline in property values. The Commercial Banking business was also affected by spread compression on its deposit-taking business, and a rise in loan impairments due to provisioning for the weaker economic outlook.

In Latin America, pre-tax profits rose by 27 per cent, driven by Commercial Banking, where HSBC continued to use its international banking connections to expand trade finance and cross-border referrals, and Global Banking and Markets, which benefited from strong growth in foreign exchange and Balance Sheet Management revenues. Personal Financial Services profit before tax increased on balance sheet expansion and from a number of one-off gains, partly offset by rising loan impairment charges on credit cards in Mexico as the portfolio matured.

Outside Asia, insurance operations, whose results are reported mainly in Personal Financial Services and Commercial Banking, continued to increase their contribution to the Group’s results. In Asia, impairments booked against certain investments and declines in insurance assets due to weaker equity markets exceeded the contribution from associates.

HSBC’s strategy of using investment stakes where appropriate to increase exposure in fast growing markets, particularly mainland China, made a material contribution to Group’s results as the share of profit in associates increased by 56 per cent to US$970 million.

Net interest income

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	4,475	21.1	3,920	21.5	3,826	19.6
Hong Kong	2,835	13.4	2,568	14.1	2,915	14.9
Rest of Asia-Pacific	2,633	12.4	1,901	10.4	2,242	11.5
North America	7,873	37.2	7,307	40.1	7,540	38.5
Latin America	3,362	15.9	2,534	13.9	3,042	15.5

Net interest income	21,178	100.0	18,230	100.0	19,565	100.0

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Net interest income	21,178	18,230	19,565
Average interest-earning assets	1,420,288	1,230,903	1,361,428

	%	%	%

Gross interest yield[1]	6.68	7.14	7.11
Net interest spread[2]	3.03	2.93	2.80
Net interest margin[3]	3.00	2.99	2.85

1	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
2	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3	Net interest margin is net interest income expressed as an annualised percentage of AIEA.

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Net interest income of US$21.2 billion was 16 per cent higher than in the first half of 2007, 12 per cent higher on an underlying basis. The commentary below is on an underlying basis.

Movements in net interest income were particularly influenced by the following factors:

•	turmoil in global credit markets and significant corrections to equity markets since August 2007 drove companies and individuals to shield their assets from the worst effects of the disruption. Consequently HSBC, with its strong capital base, succeeded in attracting US$17 billion of deposits in the period;

•	lower average interest rates across many of the major economies of the world, as central banks cut base rates to mitigate the effects of the US house market correction and the related credit crisis;

•	as interest rates fell, yield curves steepened and this, together with an increase in surplus funds following the rise in deposits noted above, led to higher Balance Sheet Management revenues;

•	an expansion in the Group’s trading activities led to a higher cost of funding this business. Net interest income includes the cost of funding trading assets, while the related external revenues are reported in trading income; and

•	growth in commercial lending, in particular, to the mid-market segment with strongest growth in the Asia-Pacific region and in Latin America.

In Europe, net interest income increased by 7 per cent to US$4.5 billion, notwithstanding a 28 per cent rise in the funding costs of trading activities. In Global Banking and Markets, recent interest rate reductions in the US and Europe lowered funding costs which, together with a steeper yield curve, underpinned a tripling of Balance Sheet Management revenues. Payments and cash management net interest income increased by 8 per cent as customers sought a safe haven for their sterling funds. In Switzerland, net interest income in Private Banking rose strongly as clients switched funds from investment products to deposits as equity markets weakened. Net interest income in both Personal Financial Services and Commercial Banking was broadly in line with the first half of 2007. However, branch expansion and the resulting customer acquisition in Turkey drove higher average lending and deposit balances and increased net interest income.

Net interest income in Hong Kong of US$2.8 billion was 10 per cent higher than in the first half of 2007. Higher Balance Sheet Management revenues were the primary driver of a rise in net interest income in Global Banking and Markets. Significant and deep cuts to interest rates in the US, which were followed in Hong Kong, resulted in lower funding costs and a steeper yield curve, providing increased opportunities to deploy a larger surplus pool of funds from higher deposits in the retail businesses. Net interest income in Global Banking and Markets was further boosted by a widening of lending spreads as the business took advantage of a more conservative lending environment to increase spreads.

In Personal Financial Services, a focus on Premier and the increasing attractiveness of deposits over equity investments helped to drive a rise in savings balances and a 6 per cent increase in net interest income. In Commercial Banking, net interest income rose by 6 per cent due to higher liability balances following several targeted marketing campaigns, partly offset by lower deposit spreads in the declining rate environment.

Net interest income was 32 per cent higher in Rest of Asia-Pacific. Lower funding costs in Global Banking and Markets drove a significant increase in Balance Sheet Management revenues for the reasons noted above. Strong economic growth stimulated a strong increase in lending balances in the Middle East, generating higher net interest income. In Personal Financial Services, growth in cards and personal lending, together with higher spreads on these asset products following lower cost of funds, generated increased revenue. In Commercial Banking, a rise in deposit volumes was the primary cause of higher net interest income as HSBC continued to focus on organic growth in the region.

In North America, net interest income rose by 7 per cent. This was largely due to a rebound in Balance Sheet Management.

In Personal Financial Services, net interest income was broadly in line with the first half of 2007, as the effect of lower balances as HSBC reduced the size of the consumer lending business, curtailed marketing and the ongoing running down of the mortgage services portfolio was offset by increased spreads as the cost of funds fell in the declining rate environment. In Commercial Banking, net interest income was also broadly unchanged as higher loan and deposit volumes driven by organic growth was offset by tighter deposit spreads as base rates declined.

Net interest income in Latin America of US$3.4 billion was 19 per cent higher than in

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

the first half of 2007, largely driven by organic lending and deposit growth throughout the region, particularly in Personal Financial Services where net interest income rose by 17 per cent.

Growth in average Personal Financial Services asset balances in the region was driven by credit card sales in Mexico, albeit at a slower rate than in recent years, and by strong demand for credit in Brazil’s buoyant economy. Deposit balances were boosted by competitive pricing in Mexico. The benefit of balance sheet growth was augmented by improved asset spreads. In Global Banking and Markets, higher net interest income was driven by balance sheet management in Mexico. Net interest income in Commercial Banking rose by 10 per cent to US$800 million, largely due to increased lending volumes in Mexico, particularly in the real estate sector, and in Brazil from sales and pricing initiatives.

Average interest-earning assets of US$1,420 billion were US$189 billion higher than in the first half of 2007, while HSBC’s net interest margin was broadly unchanged. Net free funds declined as a higher proportion of assets were deployed to trading activities.

Net fee income

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	4,223	38.4	4,144	39.5	4,287	37.3
Hong Kong	1,469	13.4	1,439	13.7	1,923	16.7
Rest of Asia-Pacific	1,338	12.1	1,010	9.6	1,236	10.7
North America	2,822	25.7	2,904	27.7	2,906	25.3
Latin America	1,139	10.4	998	9.5	1,155	10.0

Net fee income	10,991	100.0	10,495	100.0	11,507	100.0

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Cards	3,089	3,092	3,404
Account services	2,260	1,961	2,398
Funds under management	1,572	1,390	1,585
Broking income	954	928	1,084
Insurance	942	804	1,032
Global custody	757	557	847
Credit facilities	639	672	466
Imports/exports	496	407	459
Unit trusts	337	420	455
Remittances	307	273	283
Corporate finance	232	220	189
Underwriting	204	196	171
Trust income	164	146	153
Taxpayer financial services	154	234	18
Maintenance income on operating leases	70	69	70
Mortgage servicing	56	53	56
Other	1,148	1,066	1,179

Total fee income	13,381	12,488	13,849
Less: fee expense	(2,390)	(1,993)	(2,342)

Net fee income	10,991	10,495	11,507

Net fee income increased by 5 per cent to US$11.0 billion, 1 per cent on an underlying basis. The commentary that follows is on an underlying basis.

•	Card fee income decreased overall due to a substantial fall in income in the consumer finance business in the US. This decline resulted from changes in fee billing arrangements implemented in the latter part of 2007 and early 2008 to improve the customer proposition. Measures included the curtailment of the over-limit fee and enhanced billing practices. The

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decrease more than offset increased income in other countries, mainly in Mexico and the UK.

•	Although the buoyant stock market performance in Hong Kong peaked in October 2007, trading volumes in the first half of 2008 were still higher than those recorded in the comparative period in 2007. Customer appetite for investment services in Asia and the Middle East drove higher income from broking services, securities services and funds under management. Despite stock market volatility, the sale of investment products rose as customers increasingly chose structured products.

In Europe, net fee income decreased by 4 per cent. In France, fee income decreased as the regional banks were reclassified as held for sale and their income was recorded in other operating income. Fees payable increased in the UK on brokerage, stock borrowing and lending and on cards, driven by increased transaction volumes. Card-generated income increased, mainly in the UK and Turkey, on higher transaction volumes and portfolio growth. Interchange and acquiring income increased on higher transaction volumes in the UK, while a significant rise in cash advance turnover in Turkey also resulted in higher income. The benefits offered as part of the Plus account in the UK resulted in a migration from non-fee paying current accounts to the Plus account, contributing to higher income from account services.

In Hong Kong, fee income rose by 2 per cent, mainly driven by business growth in the region. The number of cards in circulation grew over the comparable period in 2007 as the Group maintained its leadership position in Hong Kong and continued to be innovative in this category with the launch of the Green Credit Card. Stock market activity during the current period was higher than in the first half of 2007, resulting in increased income from broking services, securities services and funds under management. HSBC actively marketed its investment products through targeted programmes and incentives and introduced a portfolio wealth management sales tool in the second half of 2007. In the insurance business, sales of the Life Invest protection plan increased significantly. Higher account services fee income was generated on bundled products, mainly on PowerVantage. Unit trust income decreased due to less favourable US equity market conditions.

In Rest of Asia-Pacific, fee income increased by 26 per cent. Cards fee income rose strongly across the region driven by growth in the number of cards in circulation, balances and card usage. Income from funds under management increased, particularly in Singapore and Japan. Increased economic activity in the Middle East resulted in higher income. The region registered strong sales of investment products and higher fees from cards and trade-related lending fees. Income on insurance and securities services also grew.

In North America, fee income fell by 2 per cent. In the consumer finance business, income fell on credit cards due to changes in fee billing arrangements implemented to improve the customer proposition. Insurance fee income rose as more customers took up the debt protection enhancement service on credit cards. Underwriting income grew on a number of transactions including the Visa IPO. The previously announced decision to stop offering pre-season funding loans based on the previous year’s tax return led to lower fee income in Taxpayer Financial Services.

In Latin America, fee income increased by 4 per cent. Card fee income rose, mainly in Mexico on a higher number of cards in force and higher collection and late payment fees, mainly due to the application of stricter guidelines and higher fees charged. Income from deposit accounts continued to rise, driven by an increase in membership fees. In Brazil, a ruling by the Central Bank removing certain fees, such as charges on early loan repayments and returned cheques and the discontinuation of commissions paid by the Brazilian social security agency for pension payment services negatively affected revenues.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

Net trading income

	Half-year to

	30 June 2008		30 June 2007		31 December 2007

	US$m	%	US$m	%	US$m	%
By geographical region
Europe	3,649	95.2	3,338	60.5	3,605	83.4
Hong Kong	314	8.2	469	8.5	773	17.9
Rest of Asia-Pacific	1,329	34.7	797	14.5	846	19.5
North America	(1,816)	(47.4)	622	11.3	(1,164)	(26.9)
Latin America	358	9.3	285	5.2	263	6.1

Net trading income[1]	3,834	100.0	5,511	100.0	4,323	100.0

			Half-year to

		30 June	30 June	31 December
		2008	2007	2007
		US$m	US$m	US$m

Trading activities		559	3,266	1,255
Net interest income on trading activities		3,195	2,160	3,216
Other trading income
Hedge ineffectiveness:
–	on cash flow hedges	(15)	(49)	(28)
–	on fair value hedges	(20)	21	(2)
Non-qualifying hedges		115	113	(118)

Net trading income[1]		3,834	5,511	4,323

1	The cost of internal funding of trading assets increased by US$0.8 billion compared with 30 June 2007 (decreased by US$0.3 billion compared with 31 December 2007) and is excluded from the reported net trading income line and included in net interest income. However, this cost is reinstated in net trading income in HSBC’s customer group and global business reporting.

Net trading income includes US$262 million associated with changes in the fair value of issued structured notes and other hybrid instrument liabilities derived from movements in HSBC issuance spreads.

Net trading income fell by 30 per cent to US$3.8 billion due to US$3.9 billion of write-downs on credit trading, leveraged and acquisition finance, and monoline exposures, largely in the US and the UK. More information on these write-downs and the underlying assets is available on page 113. On an underlying basis the decline was 33 per cent. The following commentary is on an underlying basis.

In the prevailing conditions, the market value of certain credit instruments, most notably sub-prime residential mortgage-backed loans and structured credit instruments, deteriorated. The credit and liquidity disruption that began in the US sub-prime market spread into other mortgage and mortgage-related products. HSBC had mitigated its risk to some extent against such declines by transacting with monoline insurers to buy protection against losses from defaults. As the market turmoil worsened, the market value of this protection initially increased significantly, reflecting the market view that it was more likely that defaults would occur. The sudden increase in the potential liabilities of the monoline insurers resulted in their credit ratings being downgraded as the scale of the liabilities incurred cast significant doubt on the ability of many monoline insurers to pay. Accordingly, a credit risk write-down was taken against the market value of the exposure to monoline insurers. HSBC also originated certain leveraged and acquisition finance loans for the purpose of syndicating or selling down to generate a trading profit. The market value of some of these loans fell due to general credit and liquidity disruption, and the loss of value is reflected in trading results.

Other than products affected by credit markets, trading performance was strong across all regions.

Foreign exchange trading maintained its excellent performance, with record trading revenues 61 per cent higher, driven by market volatility, US dollar weakness and increased customer volumes across all regions. Growth in metals revenues were achieved on the back of record commodity prices and increased investor demand, particularly for precious metals.

Credit losses of US$3.1 billion compared with income of US$658 million in the first half of 2007, due to the write-downs noted above. This included losses from structured credit derivatives. Trading in new US mortgages and related products was discontinued in late 2007.

Rates generated record trading revenues up 104 per cent, due to favourable positioning against movements in interest rate yield curves as central

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banks’ responses to the credit turmoil drove short-term interest rates lower. Rates revenues were also boosted by new deals and the widening of spreads, due to increased customer demand.

Excluding the effect of the gain on the sale of HSBC’s investments in Euronext N.V. and the Montreal Exchange in the first half of 2007, equities trading income doubled due to increased commission and equity financing revenues.

Net trading income in Europe rose by 5 per cent, despite US$1.4 billion of write-downs in the UK, as discussed above. The effect of the write-downs in the UK was offset by increased Rates revenue as short-term interest rates fell and the yield curve steepened, and by increased foreign exchange revenue as exchange rate volatility drove higher customer volumes. In France, trading income grew significantly as the Rates business saw high customer demand for inflation protection products.

In Hong Kong, a net trading income decline of 33 per cent was caused by write-downs on exposures to monoline insurers, partly offset by higher foreign exchange revenues and significantly increased sales of equity-linked investment products to retail customers.

Strong growth in Rest of Asia-Pacific came from foreign exchange and Rates trading, reflecting increased customer volumes and favourable positioning against market movements. Significant contributions to revenue growth were made in South Korea, Middle East, mainland China and India, in particular.

A net trading loss of US$1.8 billion in North America was due to the US$2.3 billion of write-downs in the US from the factors noted above. Other product areas performed well, notably foreign exchange and Rates. Foreign exchange benefited from the volatility in the US dollar exchange rate against most currencies, and Rates benefited from positioning correctly for the Federal Reserve’s sudden and deep cuts to US interest rates, and the consequent steepening of the yield curve.

Net trading income grew by 12 per cent in Latin America, primarily in Brazil and Mexico, as customer demand drove higher foreign exchange volumes.

Net income/(expense) from financial instruments designated at fair value

	Half-year to		At
	30 June 2008		30 June 2008

	Net income/(expense)		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	(659)	112.8	28,283	50,366
Hong Kong	(361)	61.8	7,075	4,218
Rest of Asia-Pacific	(88)	15.1	849	349
North America	368	(63.0)	–	34,825
Latin America	156	(26.7)	4,579	–

	(584)	100.0	40,786	89,758

	Half-year to		At
	30 June 2007		30 June 2007

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	348	39.8	24,936	36,749
Hong Kong	210	24.0	5,507	4,393
Rest of Asia-Pacific	78	8.9	1,836	480
North America	81	9.3	–	34,344
Latin America	157	18.0	2,570	–

	874	100.0	34,849	75,966

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

	Half-year to		At
	31 December 2007		31 December 2007

	Net income		Assets	Liabilities
	US$m	%	US$m	US$m
By geographical region
Europe	878	27.4	30,058	50,077
Hong Kong	466	14.5	7,253	4,412
Rest of Asia-Pacific	33	1.0	886	501
North America	1,669	52.0	–	34,949
Latin America	163	5.1	3,367	–

	3,209	100.0	41,564	89,939

			Half-year to

			30 June	30 June	31 December
			2008	2007	2007
			US$m	US$m	US$m
Net income/(expense) arising from:
–	financial assets held to meet liabilities under insurance and investment contracts		(2,023)	1,348	708
–	liabilities to customers under investment contracts		745	(620)	(320)
–	HSBC’s long-term debt issued and related derivatives		577	284	2,528
	–	change in own credit spread on long-term debt	824	172	2,883
	–	other changes in fair value[1]	(247)	112	(355)
–	other instruments designated at fair value and related derivatives		117	(138)	293

Net income/(expense) from financial instruments designated at fair value			(584)	874	3,209

1	Includes gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with HSBC’s long-term debt issued.

HSBC may designate financial instruments at fair value in order to remove or reduce accounting mismatches in measurement or recognition, or where financial instruments are managed and their performance is evaluated together on a fair value basis. All income and expense on financial instruments for which the fair value option was taken were included in this line except for issued debt securities and related derivatives, where the interest components were shown in interest expense.

HSBC has principally used the fair value designation in the following instances:

•	for certain fixed-rate long-term debt issues whose interest rate characteristic has been changed to floating using interest rate swaps as part of a documented interest rate management strategy. Approximately US$67.0 billion (31 December 2007: US$66.2 billion) of the Group’s debt issues have been accounted for using the fair value option. The movement in fair value of these debt issues includes the effect of own credit spread changes and any ineffectiveness in the economic relationship between the related swaps and own debt. As credit spreads widen, accounting gains are booked, and the reverse is true in the event of spreads narrowing. Ineffectiveness arises from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. In addition, the economic relationship between the swap and own debt can be affected by relative movements in market factors, such as bond and swap rates at inception. The size and direction of the accounting consequences of changes in own credit spread and ineffectiveness can be volatile from period to period, but do not alter the cash flows envisaged as part of the documented interest rate management strategy;

•	for certain financial assets held by insurance operations and managed at fair value to meet liabilities under insurance contracts and certain liabilities under investment contracts with discretionary participation features (‘DPF’) approximately US$16.3 billion (31 December 2007: US$16.7 billion); and

•	for financial assets held by insurance operations and managed at fair value to meet liabilities under unit-linked and other investment contracts, approximately US$13.3 billion of assets (31 December 2007: US$14.0 billion).

Net income from financial assets designated at fair value which are held to support liabilities for both insurance and investment contracts, is presented as ‘Net income from financial instruments designated at fair value’. For liabilities under unit-linked and other investment contracts designated at fair value,

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changes are taken to the same income statement line to match the net income on the related assets. There is, however, a mismatch in presentation for insurance contracts and investment contracts with DPF, where the change in the value of the insurance contract liabilities is included within ‘Net insurance claims incurred and movement in liabilities to policyholders’, whereas any related asset returns are included within ‘Net income from financial instruments designated at fair value’.

A negative movement in the fair value of financial instruments designated at fair value of US$584 million compared with a positive movement of US$874 million in the first half of 2007.

Net income from financial instruments designated at fair value relating to the change in credit spread on certain long-term debt issued by HSBC Holdings and its subsidiaries increased significantly compared with the first half of 2007. Credit spreads widened significantly during the first quarter of 2008, leading to substantial positive fair value movements. However, this effect was partly reversed in the second quarter as credit spreads narrowed, leading to an overall gain of US$824 million compared with US$172 million in the first half of 2007. Over the life of this debt, these fair value movements will fully reverse. The cumulative fair value adjustment since this policy was first applied is US$2.4 billion.

A negative movement in the fair value of assets held to meet insurance and investment contracts of US$2.0 billion compared with a positive movement US$1.3 billion in the first half of 2007. The negative movement was mainly driven by declining equity market performance in Hong Kong, France and the UK compared with strong performance in the first half of 2007, which affected the value of investments held in equity portfolios within the insurance operations. To the extent that these assets are utilised to meet liabilities held under insurance and investment contracts with DPF, the above movement is wholly or partially offset by a corresponding reduction in ‘Net insurance claims and movement in liabilities to policyholders’.

The reduction in the fair value of liabilities held under investment contracts of US$745 million compared with an increase of US$620 million in the first half of 2007, as the fall in the value of assets backing unit-linked investment contracts noted above led to a corresponding reduction in the liability to customers.

Gains less losses from financial investments

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	608	74.4	790	79.1	536	56.0
Hong Kong	(98)	(12.0)	32	3.2	62	6.5
Rest of Asia-Pacific	33	4.0	26	2.6	12	1.3
North America	106	13.0	53	5.3	192	20.0
Latin America	168	20.6	98	9.8	155	16.2

Gains less losses from financial investments	817	100.0	999	100.0	957	100.0

		Half-year to

		30 June	30 June	31 December
		2008	2007	2007
		US$m	US$m	US$m

Net gains from disposal of:
–	debt securities	38	133	(13)
–	equity securities	1,107	852	1,009
–	other financial investments	(11)	14	–
Impairment of equity securities		(317)	–	(39)

Gains less losses from financial investments		817	999	957

HSBC reported net gains of US$817 million during the first half of 2008 from the sale of financial investments, 18 per cent lower than in the first half of 2007 and 23 per cent lower on an underlying basis.

The following commentary is on an underlying basis.

In the first half of 2008, US$332 million of gains were attributable to the redemption of Visa shares following its IPO. These gains were

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

regionally dispersed across Hong Kong, North America, Latin America and the Rest of Asia-Pacific regions as shares in Visa were allocated in the IPO to member banks and subsequently redeemed. Similarly, gains were realised on the sale of MasterCard shares, following its IPO.

In Europe, gains of US$608 million were 27 per cent less than in the first half of 2007. Profit on the disposal of MasterCard shares was more than offset by lower gains from the sale of equity holdings in the UK and France. In Private Banking, a gain of US$73 million was derived from the sale of HSBC’s residual holding in the Hermitage Fund, which compared with US$23 million in the first half of 2007.

In Hong Kong, a loss of US$98 million in the first half of 2008 compared with a gain of US$32 million in the first half of 2007. The redemption of MasterCard shares, along with the gains from Visa referred to above, were more than offset by impairments booked against certain of HSBC’s strategic investments in the region. These investments were made as part of the strategic positioning of HSBC’s businesses in Asia, and the write-downs were required following significant falls in equity market prices.

In North America, gains of US$106 million were 89 per cent higher than in the first half of 2007, largely due to the Visa share redemption. This increase was marginally offset by lower gains from the sale of debt securities due to less favourable market conditions compared with the first half of 2007.

Gains of US$168 million in Latin America were 50 per cent higher than in the first half of 2007, principally due to Visa gains in Mexico, Central America and Brazil. In the latter, gains were lower than in the first half of 2007, which included the gain on sale of an equity holding related to a credit bureau.

Net earned insurance premiums

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	2,286	44.4	1,480	37.2	2,530	49.6
Hong Kong	1,650	32.0	1,426	35.9	1,371	26.9
Rest of Asia-Pacific	114	2.2	109	2.7	117	2.3
North America	203	3.9	231	5.8	218	4.3
Latin America	900	17.5	731	18.4	863	16.9

Net earned insurance premiums	5,153	100.0	3,977	100.0	5,099	100.0

	Half-year to

	30 June	30 June	31 December
	2007	2007	2007
	US$m	US$m	US$m

Gross insurance premium income	6,591	4,532	6,469
Reinsurance premiums	(1,438)	(555)	(1,370)

Net earned insurance premiums	5,153	3,977	5,099

Net earned insurance premiums increased by 30 per cent to US$5.2 billion. HSBC acquired the remaining 51 per cent interest in HSBC Assurances in France in March 2007 and sold the Hamilton Insurance Company Limited and Hamilton Life Assurance Company Limited in the UK in October 2007. On an underlying basis, net earned insurance premiums increased by 11 per cent.

The commentary that follows is on an underlying basis.

In Europe, net earned insurance premiums increased by 10 per cent, primarily driven by the UK business, which launched the new Guaranteed

Income Bond in June 2007 within the life insurance business. UK net insurance premiums were also boosted by a reclassification of certain pension contracts as ‘insurance’ rather than ‘investment’ products following the addition of enhanced life insurance benefits. In France, net insurance premiums in the first half of 2008 were reduced by a reinsurance transaction which passed insurance premiums to a third party reinsurance provider. Excluding this, gross premiums in France increased as a result of promotional offers during the first half of 2008.

In Hong Kong, net earned insurance premiums of US$1.7 billion were 15 per cent higher than in the

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first half of 2007. Higher premium income from the life insurance business was driven by increased sales of endowment savings products in Hang Seng Life, which was the leading writer of life insurance new business in Hong Kong in the first quarter of 2008, with a market share of 16 per cent. The fluctuating investment market and lower interest rate environment helped the growth of the life insurance business as customers sought more secure, steady growth products.

In the Rest of Asia-Pacific region, net insurance premiums were 4 per cent lower than in the first half of 2007. Increased life insurance business in Singapore, mainly due to growth of the Life Manager Plus product, which was launched in March 2007, was offset by a decline in Malaysia, due to the non-recurrence of income from a closed-end fund, sold for a one month period in the first half of 2007.

In North America, net insurance premiums decreased by 13 per cent. Life insurance premiums fell as credit life products in North America declined due to falling loan volumes within HSBC Finance, which led to a reduction in income from associated credit protection products. These declines were partially offset by increased sales of a simplified issue term life product, which was launched in 2007 and rolled out across all states in the second half of the year. Non-life insurance premiums also fell, due to lower loan origination.

In Latin America, net earned insurance premiums rose to US$900 million, an increase of 11 per cent. This was mainly driven by an increase in Brazil in the level of voluntary pension fund contributions. The number of pension fund contracts in force in Brazil increased by 7 per cent, as a result of sales initiatives designed to attract new customers. In Mexico, growth reflected an increase in life, personal accident and vehicle products. An increased focus on life insurance sales through HSBC and other distribution channels, made a significant contribution to growth. Vehicle insurance premiums also increased in Argentina as prices rose in response to underlying vehicle price inflation. Life insurance premium income decreased in Argentina due to the cessation of part of the pension business as a consequence of a change in government legislation.

Other operating income

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	1,427	54.8	262	17.1	931	49.2
Hong Kong	448	17.2	413	27.0	432	22.8
Rest of Asia-Pacific	484	18.6	360	23.5	438	23.1
North America	115	4.4	342	22.4	18	0.9
Latin America	130	5.0	153	10.0	75	4.0

	2,604	100.0	1,530	100.0	1,894	100.0

Intra-HSBC elimination	(1,169)		(852)		(1,133)

Other operating income	1,435		678		761

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Rent received	326	315	315
Gain/(loss) on assets held for sale	(16)	(37)	42
Valuation gains on investment properties	27	48	104
Gain on disposal of property, plant and equipment, intangible assets and non-financial investments	412	152	61
Change in present value of in-force long-term insurance business	324	(155)	10
Other	362	355	229

Other operating income	1,435	678	761

Other operating income of US$1.4 billion was US$757 million, or 112 per cent, higher than in the first half of 2007, an 84 per cent increase on an underlying basis.

The commentary that follows is on an underlying basis.

In Europe, other operating income increased significantly. In the UK, other operating income

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

included a gain on the sale of a merchant acquiring business to a joint venture with Global Payments Inc. This income line also benefited from a non-recurring reduction in the PVIF in 2007 following a change in FSA regulations. In 2008, a pension product was enhanced with life insurance features and reclassified as an insurance product, resulting in an uplift to PVIF. Gain on sale and leaseback of branches increased as 140 branches were sold in the first half of 2008 compared with 12 in the comparative period in 2007. In France, the regional banks were reclassified as held for sale following a decision to sell them, resulting in their profits of US$32 million for the half-year being reported in other operating income.

In Hong Kong, other operating income remained broadly unchanged.

Other operating income in Rest of Asia-Pacific rose by 13 per cent, mostly driven by recharges from increased business volumes at the Group Service Centres.

In North America, other operating income decreased due to higher losses on repossessed properties driven by an increase in foreclosures and continuing falls in house prices. Further losses were incurred on the sale of investment in two funds due to adverse market conditions. A loss was registered on the sale of a brokerage business which was not considered to be part of the strategic operations of the group. Gains in the first half of 2007 were boosted by the sale and leaseback of an HSBC building.

In Latin America, other operating income declined due to the non-recurrence of the gain recorded in Mexico in the first half of 2007, following a refinement of the income recognition methodology in respect of long-term insurance products. This was partially offset by a similar gain of US$45 million in Brazil in the current period. Further gains were registered on expired investment contracts and on the disposal of property.

Net insurance claims incurred and movement in liabilities to policyholders

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	1,388	40.4	1,146	31.8	2,333	46.6
Hong Kong	1,169	34.0	1,512	42.1	1,696	33.9
Rest of Asia-Pacific	4	0.1	141	3.9	112	2.2
North America	112	3.3	124	3.4	117	2.3
Latin America	764	22.2	676	18.8	751	15.0

Net insurance claims incurred and movement in liabilities to policyholders[1]	3,437	100.0	3,599	100.0	5,009	100.0

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Gross insurance claims and movement in liabilities to policyholders	4,769	3,428	6,122
Reinsurers’ share of claims incurred and movement in liabilities to policyholders	(1,332)	171	(1,113)

Net insurance claims incurred and movement in liabilities to policyholders[1]	3,437	3,599	5,009

1	Net insurance claims incurred and movement in liabilities to policyholders arise from both life and non-life insurance business. For non-life business, amounts reported represent the cost of claims paid during the year and the estimated cost of notified claims. For life business, the main element of claims is the liability to policyholders created on the initial underwriting of the policy and any subsequent movement in the liability that arises, primarily from the attribution of investment performance to savings-related policies. Consequently, claims rise in line with increases in sales of savings-related business and with investment market growth.

Net insurance claims incurred and movement in liabilities to policyholders decreased by 5 per cent compared with the first half of 2007, to US$3.4 billion. HSBC acquired the remaining shares in HSBC Assurances in France in March 2007 and sold the Hamilton Insurance Company Limited and

Hamilton Life Assurance Company Limited in the UK in October 2007. Net insurance claims incurred and movement in liabilities to policyholders decreased by 14 per cent on an underlying basis.

The commentary that follows is on an underlying basis.

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In Europe, net insurance claims incurred and movement in liabilities to policyholders rose by 1 per cent to US$1.4 billion. This was mainly due to a release of policyholder liabilities in the UK in the first half of 2007 following revised regulatory guidance issued by the FSA and by the rise in new liabilities associated with the launch of the Guaranteed Income Bond by HSBC Life in June 2007. This was offset by a reduction in policyholder provisions in France which reflected the creation of a reinsurance asset with a third party insurer on a portion of the life insurance business. Falling values of assets within the investment portfolio flowed through to lower liabilities on associated policies.

In Hong Kong, reductions in net insurance claims incurred and in liabilities to policyholders of 23 per cent reflected lower stock market values in Hong Kong, which fed through to a decrease in the value of unit-linked and participating funds.

In Rest of Asia-Pacific, similarly, a reduction in net insurance claims incurred and movement in liabilities to policyholders of 97 per cent was due to falling equity markets affecting unit-linked and participating life insurance products.

In North America, net insurance claims incurred and movement in liabilities to policyholders fell by 10 per cent. Life insurance claims fell, mostly due to a fall in credit life payments in the consumer lending business, in line with the fall in premiums. This was partly offset by an increase in provisions from the new simplified issue term life insurance product, due to an increase in sales.

In Latin America, net insurance claims incurred and movement in liabilities to policyholders were in line with the first half of 2007. In the life insurance business, the benefit of a higher level voluntary pension fund contributions in Brazil was largely offset by the cessation of part of the pension business in Argentina. An increase in non-life insurance claims was driven by the vehicle insurance business in Argentina, which experienced a higher frequency of vehicle related claims in line with greater sales of vehicle contracts, combined with an increase in the value of claims due to rising levels of inflation.

Loan impairment charges and other credit risk provisions

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	1,272	12.6	1,363	21.5	1,179	10.8
Hong Kong	81	0.8	80	1.3	151	1.4
Rest of Asia-Pacific	369	3.7	308	4.8	308	2.8
North America	7,166	71.3	3,820	60.2	8,336	76.5
Latin America	1,170	11.6	775	12.2	922	8.5

Loan impairment charges and other credit risk provisions	10,058	100.0	6,346	100.0	10,896	100.0

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Loan impairment charges
New allowances net of allowance releases	10,436	6,635	11,547
Recoveries of amounts previously written off	(479)	(307)	(698)

	9,957	6,328	10,849

Individually assessed allowances	332	385	411
Collectively assessed allowances	9,625	5,943	10,438

Impairment of available-for-sale debt securities	67	–	44
Other credit risk provisions	34	18	3

Loan impairment charges and other credit risk provisions	10,058	6,346	10,896

Customer impaired loans	19,029	14,555	18,304
Customer loan impairment allowances	20,580	14,323	19,205

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

Loan impairment charges and other credit risk provisions were US$10.1 billion, a 58 per cent increase compared with the first half of 2007, 55 per cent on an underlying basis. The analysis that follows is on an underlying basis.

Loan impairment charges rose by 55 per cent, primarily due to:

•	significant increases in US Personal Financial Services. Delinquency levels rose as US consumers continued to be affected by continuing falling house prices, tighter credit conditions which reduced their options for refinancing, a weakening economy with rising unemployment and higher food and fuel costs;

•	sharp increases in loan impairment charges in the high growth regions of Turkey, India and Mexico as personal lending rose. This reflected higher delinquency rates as the deterioration in credit quality coincided with balances maturing in a weaker economic environment following strong organic growth.

In Europe, loan impairment charges fell by 7 per cent. Charges in the UK consumer finance business declined following a methodology change which resulted in a one-off increase in charges in the first half of 2007 and reduced balances. In the UK bank, loan impairment charges were broadly in line with the first half of 2007 as lower charges in Personal Financial Services, following the sale of part of the cards portfolio in October 2007, were offset by higher charges in Global Banking and Markets, which although still reflecting low levels of corporate defaults, compared with net recoveries in the first half of 2007. Impairment charges for residential mortgage loans remained low despite the progressive weakening in the housing market. In Turkey, loan impairment charges more than trebled, primarily within Personal Financial Services. Higher lending and increased delinquency rates in credit cards and personal lending drove charges higher as consumers found it more difficult to repay their existing debts in the current economic environment.

In Hong Kong, loan impairment charges were in line with the first half of 2007 despite modest balance growth, due to lower charges on credit cards and mortgages within Personal Financial Services. Credit quality remained sound.

In Rest of Asia-Pacific, loan impairment charges rose by 15 per cent, primarily due to lending growth across the Middle East and India. Charges in India rose due to volume growth in the personal loans, consumer finance, and cards portfolios, and a more challenging credit environment for personal customers in which debt repayment was adversely affected by high inflation and interest rates. Loan impairment charges rose in the Middle East, driven by balance growth and higher delinquency rates in the UAE as HSBC broadened its offerings in the credit card market by extending into customer groups with a higher probability of default but which are attractive on a risk adjusted basis. This was partly offset by higher recoveries from commercial customers. In Asia, loan impairment charges in Taiwan fell due to the continued recovery from the 2006 credit crisis, which had previously resulted in substantial loan impairment charges following regulatory intervention in the card market. In Thailand, loan impairment charges fell as higher-risk commercial banking relationships were closed in order to reduce credit risk in the loan portfolio.

In North America, loan impairment charges were significantly higher than in the first half of 2007 driven by the US, where delinquency rates increased as a result of a deteriorating economy, higher unemployment, an accelerated decline in house prices and increased bankruptcy filings. Credit quality, led by sub-prime lending, declined across the portfolio, while prime and near-prime portfolios also showed some increased delinquency. In the mortgage services business, credit quality continued to deteriorate as house price falls accelerated and refinancing remained difficult. Further credit quality deterioration was also apparent in consumer lending, due to the factors discussed above. In the US retail bank, loan impairment charges rose, primarily due to a decline in credit quality within the Home Equity Line of Credit and Home Equity Loan portfolios of second lien mortgages. Although the prime residential mortgage portfolio also demonstrated some signs of increasing delinquency, credit impairment charges remained very low in dollar terms. Loan impairment charges rose most in states with higher unemployment rates and where house price appreciation had been the greatest. In the credit card business, increased loan impairment charges reflected higher levels of non-prime balances, portfolio seasoning, increased unemployment and bankruptcy filings, and the general effect of weakening in the economy. In Canada, the increase in loan impairment charges in Personal Financial Services was driven by balance growth and portfolio seasoning in the unsecured personal lending and mortgage portfolios within the consumer finance businesses. Loan impairment charges in Commercial Banking in North America more than tripled. In the US retail bank, charges rose due to worsening economic conditions, leading to customer downgrades across all business segments. In Canada, charges increased as delinquency rates rose in the

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manufacturing and export sectors as a result of the slowing US economy, higher energy costs and the weaker US dollar.

In Latin America, the combination of growth in unsecured lending, particularly credit cards, and higher delinquency rates in Mexico led to a 34 per cent rise in loan impairment charges. The majority of the increase arose in Mexico due to balance growth and higher delinquency rates in the credit card and personal loan portfolios as balances matured. This increase in loan impairment charges was, in part, a planned cost of building strong market share through organic growth in an area where HSBC was previously under-represented. Management actions in the second half of 2007 and in 2008, taken in response to rising delinquencies, slowed growth in card numbers significantly and also reduced sales of lending products to lower credit quality customers. In Brazil, loan impairment charges rose from the first half of 2007, driven by deterioration in credit quality in vehicle finance and store loans, partly offset by the sale of an impaired loan portfolio in Personal Financial Services in March 2008.

The aggregate outstanding customer loan impairment allowances at 30 June 2008 of US$20.6 billion represented 2.0 per cent of gross customer advances (net of reverse repos and settlement accounts) compared with 1.6 per cent at 30 June 2007.

Impaired loans to customers were US$19.0 billion at 30 June 2008, compared with US$18.3 billion at 31 December 2007. At constant exchange rates, impaired loans increased by 26 per cent compared with 30 June 2007, while underlying lending growth (excluding lending to the financial sector and settlement accounts) was 5 per cent.

Operating expenses

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	8,193	38.4	7,972	40.9	8,553	39.7
Hong Kong	1,975	9.3	1,665	8.6	2,115	9.8
Rest of Asia-Pacific	2,784	13.1	2,075	10.7	2,689	12.5
North America	5,334	25.0	5,235	26.9	5,321	24.7
Latin America	3,023	14.2	2,516	12.9	2,886	13.3

	21,309	100.0	19,463	100.0	21,564	100.0

Intra-HSBC elimination	(1,169)		(852)		(1,133)

Operating expenses	20,140		18,611		20,431

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
By expense category
Employee compensation and benefits	10,925	10,430	10,904
Premises and equipment (excluding depreciation)	2,137	1,848	2,118
General and administrative expenses	5,342	5,174	6,154

Administrative expenses	18,404	17,452	19,176
Depreciation of property, plant and equipment	863	817	897
Amortisation and impairment of intangible assets	346	342	358
Goodwill impairment	527	–	–

Operating expenses	20,140	18,611	20,431

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
Staff numbers (full-time equivalent)
Europe	84,457	80,912	82,166
Hong Kong	29,467	27,066	27,655
Rest of Asia-Pacific	93,747	81,031	88,573
North America	48,069	56,693	52,722
Latin America	63,851	66,875	64,404

	319,591	312,577	315,520

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

Operating expenses increased by US$1.5 billion to US$20.1 billion. On an underlying basis, cost growth was 4 per cent, the main drivers being:

•	in Rest of Asia-Pacific, HSBC continued to invest in India and mainland China through increased staff numbers to support growth in business volumes. In the Middle East, staff numbers also increased, predominantly in customer facing roles. Similarly, costs rose in Hong Kong. In Europe, headcount and administrative costs in Turkey grew as the branch network was extended; and

•	management’s decision in the US in 2007 to close the Decision One mortgage brokerage business, cease the acquisition of mortgages from correspondent banks and brokers and reduce the consumer lending branch network in the US helped control costs. Marketing expenditure on credit card origination was curtailed to limit growth in loan balances.

In Europe, costs decreased by 1 per cent, compared with an increase of 6 per cent in net operating income before loan impairment charges. The main drivers of this decrease were businesses in the UK and France, partially offset by higher costs in Turkey and Switzerland. In the UK, costs declined, in part due to the non-recurrence of ex gratia payments in respect of overdraft fees applied in previous years which were expensed in 2007. A reduction in defined benefit pension costs, the result of an updated actuarial assessment, also decreased costs. Lower performance bonuses in Global Banking and Markets reflected the lower profits being earned in the current conditions. In France, reported costs decreased as the regional banks were classified as held for sale and all relevant income and costs were therefore reported in other operating income. Business expansion in Turkey was reflected in an increase of 84 branches and 220 ATMs over the first half of 2007. Staff numbers increased by 35 per cent resulting in higher staff, premises and marketing costs. Higher business transaction volumes arising from organic growth strategy and inflation, also pushed costs up. In Private Banking, costs rose, mainly due to a non-recurring saving in pension costs in 2007, and general business expansion.

In Hong Kong, operating expenses increased by 18 per cent, compared with growth of 1 per cent in net operating income before loan impairment charges. Inflation and business growth were the main drivers behind the increase in costs. Staff numbers increased as additional capacity was required to meet growing business needs, contributing to a 9 per cent increase in staff costs. Rental costs increased under inflationary pressures. IT cost growth reflected business growth and the expansion of self-service banking coverage. Call centres were increasingly used to generate sales at lower costs.

Operating costs increased by 27 per cent in Rest of Asia-Pacific compared with a 33 per cent growth in net operating income before loan impairment charges. The main driver of cost growth remained the significant organic business expansion in the region, most notably in the Middle East, mainland China and India. Staff costs rose on increases in headcount and performance-related bonuses due to higher revenue. Growth in IT and premises and equipment costs were driven by the opening of 10 additional branches in the Middle East and 29 outlets in mainland China where Hang Seng Bank also opened 14. Marketing costs increased in the Middle East. Costs in India also rose on higher fees paid to collection agencies.

In North America, operating expenses increased by 2 per cent, compared with lower net operating income before loan impairment charges of 17 per cent. The increase in costs was driven by an impairment charge of US$527 million in the goodwill carried by Personal Financial Services in North America. For further information see Note 20 to the Financial Statements. Excluding this impairment charge, operating expenses declined by 8 per cent. Consumer finance continued to implement its business rationalisation programme commenced in 2007, with staff numbers decreasing due to the reduction in the number of branches, the closure of Decision One and the correspondent channel, and the transfer of certain operations and support for card and retail services to Group Service Centres. Also as part of this strategy, marketing expenditure was curtailed in an effort to restrict lending growth. In the retail bank, litigation expenses recorded in the latter part of 2007, arising from an indemnification agreement with Visa, were released following redemption of the company’s shares in the IPO. In Global Banking and Markets, discretionary bonuses decreased due to lower performance in the Global Markets business. Operating expenses rose in Canada on higher staff costs driven by increased staff numbers in the retail bank and a rise in support costs. This was partly offset by lower costs in consumer finance as a result of reduced headcount following branch closures in 2007 and the sale of a mortgage brokerage business in 2008.

In Latin America, operating expenses grew by 8 per cent compared with growth in net operating income before loan impairment charges of 15 per

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cent. In Mexico, staff costs rose, even though headcount numbers decreased. Salary costs grew following the annual salary review at the start of the year. Costs on the Tu Cuenta cashback facility rose as usage increased. Ongoing upgrading work on the branch and ATM retail network resulted in higher property rental costs and software maintenance and development. Inflationary pressures in Argentina resulted in higher operating expenditure, particularly staff costs, following a union agreement. Cost growth in Brazil was mitigated by a recovery of transactional taxes paid in earlier years, following a court ruling. An agreement reached with the employees’ unions in the second half of 2007 resulted in higher salaries and wages partially offset by lower headcount. Non-staff expenses increased with higher outsourcing costs on phone services and collections, and improvement of operational processes for debit and credit cards.

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
Cost efficiency ratios	%	%	%

HSBC	51.0	48.3	50.4

Personal Financial Services	49.5	50.0	50.6
Europe	57.3	65.4	64.2
Hong Kong	29.1	27.6	26.9
Rest of Asia-Pacific	68.7	68.9	78.3
North America	44.6	41.8	42.8
Latin America	57.4	61.9	60.7

Commercial Banking	40.2	44.2	45.4
Europe	39.4	48.1	50.3
Hong Kong	23.7	24.5	25.4
Rest of Asia-Pacific	40.3	39.3	46.1
North America	44.7	46.4	43.8
Latin America	55.2	55.1	53.7

Share of profit in associates and joint ventures

	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	1	0.1	88	14.1	7	0.8
Hong Kong	21	2.2	13	2.1	15	1.7
Rest of Asia-Pacific	936	96.5	507	81.4	841	95.6
North America	8	0.8	10	1.6	10	1.1
Latin America	4	0.4	5	0.8	7	0.8

Share of profit in associates and joint ventures	970	100.0	623	100.0	880	100.0

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Bank of Communications	349	190	255
Ping An Insurance	297	144	374
Industrial Bank	102	50	78
The Saudi British Bank	146	101	115
Other	47	122	37

Share of profit in:
– associates	941	607	859
– joint ventures	29	16	21

Share of profit in associates and joint ventures	970	623	880

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

Share of profit in associates and joint ventures was US$970 million, an increase of 56 per cent compared with the first half of 2007, and 46 per cent on an underlying basis. The commentary that follows is on an underlying basis.

Higher share of profit from associates and joint ventures was driven by Rest of Asia-Pacific, as contributions from Ping An Insurance, Bank of Communications, Industrial Bank, and The Saudi British Bank rose due to strong economic growth in the region since the first half of 2007.

•	HSBC’s share of profit from the Bank of Communications rose by 68 per cent, primarily due to higher net interest income driven by wider spreads as the base rate rose in mainland China, and balance sheet growth as a result of the rapid growth of the mainland China economy. Fee income rose strongly, driven by the asset custody business, financial advisory services and higher fees from bank card transactions.

•	HSBC’s share of profits from Ping An Insurance increased by 87 per cent following strong growth in the life insurance business, reflecting the strength of the mainland Chinese economy.

•	Profits from Industrial Bank rose due to balance sheet growth, and a higher net interest margin as a result of loan repricing.

•	Profits from the Saudi British Bank rose by 25 per cent due to strong balance sheet growth, particularly in the lending portfolio, as a result of the buoyant Saudi economy, and an increase in demand for project financing in the corporate sector.

Asset deployment

		At 30 June 2008		At 30 June 2007		At 31 December 2007

		US$m	%	US$m	%	US$m	%

Loans and advances to customers		1,049,200	41.2	928,101	43.2	981,548	41.7
Loans and advances to banks		256,981	10.1	214,645	10.0	237,366	10.1
Trading assets		473,537	18.6	424,645	19.7	445,968	18.9
Financial investments		274,750	10.8	233,001	10.8	283,000	12.0
Derivatives		260,664	10.2	149,181	6.9	187,854	8.0
Goodwill and intangible assets		40,814	1.6	38,445	1.8	39,689	1.7
Other		190,732	7.5	162,423	7.6	178,841	7.6

		2,546,678	100.0	2,150,441	100.0	2,354,266	100.0

Loans and advances to customers include:
–	reverse repos	55,489		38,023		44,898
–	settlement accounts	3,787		3,948		2,367
Loans and advances to banks include:
–	reverse repos	59,869		49,990		59,141
–	settlement accounts	5,083		3,769		2,222

HSBC’s total assets at 30 June 2008 were US$2,547 billion, an increase of US$192 billion or 8 per cent since 31 December 2007, mainly due to Global Banking and Markets.

At 30 June 2008, HSBC’s balance sheet remained highly liquid. The proportion of assets deployed in loans and advances to customers declined to 41 per cent, while derivative assets increased to 10 per cent. Financial investments declined to 11 per cent of total assets. These changes are discussed below.

Acquisitions added US$2.1 billion to total assets. On an underlying basis, total assets grew by 7 per cent.

The commentary that follows is on an underlying basis.

Customer advances rose by 6 per cent compared with the position at 31 December 2007. There was growth in most regions, particularly Europe. In the UK, increased overdrafts with certain key customers together with growth in the reverse repo business drove higher loans and advances. This was partly offset by a decline in the US, due to the investment of a greater proportion of surplus funds in bank securities and a reduction in personal lending as a result of decisions taken to cease new originations for certain loan portfolios and tighten underwriting criteria to match risk appetite.

Loans and advances to banks increased by 6 per cent particularly in Hong Kong, Rest of Asia-Pacific and North America, as funds were increasingly invested in lower risk investments, including US treasury bills.

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Trading assets, financial investments and derivatives

Trading assets principally consist of debt and equity instruments acquired for the purpose of market making or to benefit from short-term price movements. Securities classified as held for trading are carried in the balance sheet at fair value, with movements in fair value recognised in the income statement.

Trading assets of US$474 billion at 30 June 2008 were 4 per cent higher than at 31 December 2007. The increase was mainly due to the growth of the collateralised lending business in Europe, though the rate of growth slowed over the reporting period. Debt securities rose in line with the strong performance in the Rates business as a result of the higher trading activity and demand for Rates products. Holdings in equity securities fell in the first half of 2008 due to a reduction in trading positions since year end following the considerable growth in many key equity products areas in 2007.

Financial investments primarily include debt and equity instruments that are classified as held for sale or, to a lesser extent, held to maturity. The held for sale investments generally represent a core element of the Group’s liquidity and may be disposed of either to manage that liquidity or in response to investment opportunities arising from favourable movements in economic indicators, such as interest rates, foreign exchange rates and equity prices. In addition, financial investments include a portfolio of ABSs held by securities investment conduits (‘SICs’) that are consolidated into the Group balance sheet. More information on these SICs and the underlying assets is available on pages 137 to 151. All financial investments are carried at fair value with unrealised gains and losses from movements thereon reported in equity until disposal. On disposal, the accumulated unrealised gain or loss is recognised through the income statement and reported as ‘Gains less losses from financial investments’.

Financial investments fell by 4 per cent compared with the reported figures at 31 December 2007. Investors in Cullinan Finance Ltd and Asscher Finance Ltd, two SIVs managed by HSBC and consolidated in 2007, were offered the opportunity to exchange their investments for notes in new SIVs, and during the first half of 2008 most of them accepted. In total, holdings in ABSs decreased due to a combination of asset sales, amortisations and write-downs. Net unrealised gains from the valuation of equities amounted to US$2.4 billion.

Derivatives are financial instruments that derive their value from the price of an underlying item. HSBC transacts derivatives for three primary purposes: to create risk management solutions for clients, for proprietary trading purposes, and to manage and mitigate HSBC’s own risks.

Derivative assets of US$261 billion rose by 36 per cent from 31 December 2007, primarily across foreign exchange, interest rate and credit derivatives. The main drivers of growth were mark-to-market movement across the entire portfolio arising from volatility and movements in interest rates and credit spreads, as well as new transactions during the period. Interest rate derivatives increased in value in the UK and France, particularly in the first quarter, as customers reacted to the fall in central bank interest rates and the consequent steepening of the yield curve. Widening credit spreads in the US, caused by the general turmoil in the credit markets, led to a significant mark-to-market increase in the value of credit derivative assets and liabilities. Again, this effect was substantially seen in the first quarter. Further growth in the US and much of the growth in the UK came from foreign exchange derivatives, as continuing currency volatility and, in particular, the declining US dollar drove customer demand.

Funds under management

Funds under management at 30 June 2008 were US$857 billion, an increase of 2 per cent when compared with 31 December 2007. Both Global Asset Management and Private Banking fund holdings increased, despite both businesses being negatively affected by poor equity market performance.

Global Asset Management funds increased to US$389 billion. Net new money, driven by clients moving their funds to money market investments, and favourable foreign exchange movements were partly offset by a weaker investment performance caused by turbulent markets. Notwithstanding a decrease in emerging markets funds during the first half of 2008, Global Asset Management remains one of the world’s largest emerging market asset managers, with US$86 billion of funds under management, an increase of 18 per cent since 30 June 2007.

Private Banking funds increased by 5 per cent to US$289 billion, driven primarily by foreign exchange movements and net new money of US$5 billion, offset by a poor equity market performance.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Financial Review (continued)

Client assets, which provide an indicator of overall Private Banking volumes and include funds under management, were broadly unchanged at US$421 billion, with net new money of

US$15 billion offset by negative market performance. Other funds under management, of which the main element is a corporate trust business in Asia, decreased to US$174 billion.

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$bn	US$bn	US$bn
Funds under management
At beginning of period	844	695	787
Net new money	23	15	21
Value change	(49)	36	17
Exchange and other	39	41	19

At end of period	857	787	844

Funds under management by business
HSBC Global Asset Management	389	343	380
Private Banking	289	274	275
Affiliates	5	2	3
Other	174	168	186

	857	787	844

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 30 June 2008, assets held by HSBC as custodian amounted to US$5.1 trillion, compared with US$5.3 trillion held at 31 December 2007.

Administration includes the provision of various support function activities including the valuation of portfolios of securities and other financial assets on behalf of clients. At 30 June 2008, the value of assets held under administration by the Group amounted to US$3.5 trillion, compared with US$3.3 trillion held at 31 December 2007.

Review of transactions with related parties

As required by the FSA’s Disclosure and Transparency Rules, the Board has undertaken a fair review of related party transactions that have taken place in the first six months of the current financial year; and any changes in the related party transactions described in the Annual Report and Accounts 2007. Pursuant to this review, where transactions and balances with related parties have a material effect on the financial position or performance of HSBC they have been disclosed in the Notes on the Financial Statements.

Economic profit

HSBC’s internal performance measures include economic profit, a calculation which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders (adding back goodwill impaired) represents the amount of economic profit generated. Economic profit is used by management as a means of deciding where to allocate resources so that they will be most productive.

In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit ahead of absolute amounts within business units. In light of the current levels of world interest rates, and taking into account its geographical and customer group diversification, HSBC believes that its true cost of capital on a consolidated basis remains 10 per cent. HSBC plans to continue using this rate until the end of the current five-year strategic plan in 2008 in order to ensure consistency and comparability.

Economic profit decreased by US$3.7 billion, or 74 per cent, compared with the first half of 2007. Profit attributable decreased, while average shareholders’ equity grew. The decline in profits was mainly driven by an increase of US$3.7 billion in loan impairment charges, led by the consumer finance business in the US, and by US$3.9 billion of write-downs on credit trading, leveraged and acquisition finance, and monoline exposures. The comparative period included dilution gains of US$1.1 billion which did not recur. The decrease in economic profit was also reflected in a lower return on average invested capital and, in consequence, economic spread, which decreased by 6.5 percentage points compared with the first half of 2007.

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Economic profit

	Half-year to

	30 June		30 June		31 December
	2008		2007		2007
	US$m	%[1]	US$m	%[1]	US$m	%[1]

Average total shareholders’ equity	128,409		114,776		125,825
Adjusted by:
Goodwill previously amortised or written off	8,304		8,172		8,172
Property revaluation reserves	(847)		(917)		(879)
Reserves representing unrealised gains on effective cash flow hedges	1,069		215		632
Reserves representing unrealised (gains)/losses on available-for-sale securities	3,989		(2,214)		(1,627)
Preference shares and other equity instruments	(1,939)		(1,405)		(1,405)

Average invested capital[2]	138,985		118,627		130,718

Return on invested capital[3]	8,204	11.9	10,850	18.4	8,193	12.4
Benchmark cost of capital	(6,911)	(10.0)	(5,883)	(10.0)	(6,589)	(10.0)

Economic profit/spread	1,293	1.9	4,967	8.4	1,604	2.4

1	Expressed as a percentage of average invested capital.
2	Average invested capital is measured as average total shareholders’ equity after:
	–	adding back the average balance of goodwill impaired, amortised or previously written-off directly to reserves;
	–	deducting the average balance of HSBC’s revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed carrying cost of such properties on transition to IFRSs and will run down as the properties are sold;
	–	deducting average preference shares issued by HSBC Holdings, and;
	–	deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.
3	Return on invested capital is based on the profit attributable to ordinary shareholders of the parent company adding back goodwill impaired.

Ratios of earnings to combined fixed charges (and preference share dividends)

		Half-year	Year ended 31 December
		to 30 June
		2008	2007	2006	2005	2004	2003

Ratios of earnings to combined fixed charges
Ratios in accordance with IFRSs
–	excluding interest on deposits	6.11	7.52	7.93	9.60	8.64	–
–	including interest on deposits	1.30	1.34	1.41	1.59	1.86	–
Ratios in accordance with UK GAAP
–	excluding interest on deposits	–	–	–	–	8.07	7.41
–	including interest on deposits	–	–	–	–	1.81	1.80
Ratios of earnings to combined fixed charges and preference share dividends
Ratios in accordance with IFRSs:
–	excluding interest on deposits	5.93	6.96	7.22	9.16	8.64	–
–	including interest on deposits	1.30	1.34	1.40	1.59	1.86	–
Ratios in accordance with UK GAAP
–	excluding interest on deposits	–	–	–	–	8.07	7.41
–	including interest on deposits	–	–	–	–	1.81	1.80

For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and minority interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, preference share dividends, as applicable, and the proportion of rental expense deemed representative of the interest factor.

The above table contains ratios based on UK GAAP, HSBC’s previous primary GAAP, which is not comparable to financial information based upon IFRSs, as explained in HSBC’s 2004 IFRSs Comparative Financial Information published on 5 July 2004.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil

Background and disclosure policy

During the summer of 2007, credit risk concerns emanating from the US sub-prime mortgage market triggered a widespread deterioration in the markets for securitised and structured financial assets, with consequent disruption to the global financial system. As a result, many institutions recorded considerable reductions in the fair values of their asset-backed securities (‘ABSs’) and leveraged structured transactions, most significantly in those related to sub-prime mortgages, but also in other asset classes. As price observability for structured credit risk, including the prime tranches of such risk, became opaque, many markets for such assets became illiquid. The resulting constraint on the ability of financial institutions to access wholesale markets to fund such assets reduced capacity, adding further stress to all asset prices.

These market conditions continued in the first six months of 2008. In general, financial institutions took steps to reduce leveraged exposures, build liquidity and raise additional capital where necessary. However, money markets remained volatile, exhibiting wide interest spreads, and markets for securitised and structured financial assets continued to be highly constrained. This lack of market liquidity, together with the restricted availability of credit, contributed to general weakness in economic conditions in the US, UK, and Europe, in particular affecting housing and commercial property markets, and added to the difficult market conditions for such assets.

The deterioration in the fair value of assets supported by sub-prime mortgages continued in the first half of 2008 with the primary market for non-US government sponsored issues remaining weak. Spreads widened due to credit and liquidity concerns, and mortgage delinquencies continued to increase beyond the levels priced into securitisation issuance over the last few years. The impact continued to extend beyond sub-prime related assets, with the fair value of securities backed by Alt-A collateral (defined below), in particular, suffering a significant deterioration in fair value.

This section contains disclosures about the effect on HSBC’s securitisation activities and structured products of the recent market turmoil.

Details of HSBC’s principal exposure to the US and the UK mortgage markets, which primarily takes the form of credit risk from loans and advances to customers, are provided on page 161.

It is HSBC’s policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group. Whenever appropriate, the Group provides information that goes beyond the minimum levels required by accounting standards, statutory and regulatory requirements and listing rules. In the specific context of the recent market turmoil in markets for securitised and structured assets, HSBC has considered the recent recommendations relating to disclosure contained within the report of the Financial Stability Forum on ‘Enhancing Market and Institutional Resilience’ (April 2008) and the report by the Committee of European Banking Supervisors on ‘Banks’ Transparency on Activities and Products Affected by the Recent Market Turmoil’ (June 2008) and, in addition, has considered feedback from investors and other stakeholders on the disclosures that investors would find most useful. As a result, HSBC has expanded certain disclosures provided in the Annual Report and Accounts 2007 and included them in the Interim Report 2008.

The specific topics covered in respect of HSBC’s securitisation activities and structured products are as follows:

•	overview of exposure;

•	business model;

•	risk management;

•	accounting policies;

•	nature and extent of HSBC’s exposures;

•	fair values of financial instruments; and

•	special purpose entities.

Overview of exposure

At 30 June 2008 the carrying value of HSBC’s exposure to ABSs, trading loans held for securitisation plus the exposure to leveraged finance transactions was US$117 billion (31 December 2007: US$135 billion), summarised as follows:

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		At 30 June 2008		At 31 December 2007

			Percentage		Percentage
		Carrying	sub-prime	Carrying	sub-prime
		value	and Alt-A	value	and Alt-A
		US$bn	%	US$bn	%

Asset-backed securities
–	fair value through profit or loss	29	14	32	20
–	available for sale[1]	73	24	85	28
–	held to maturity[1]	3	6	3	7

Total asset-backed securities		105	21	120	26
Trading loans		4	93	6	94
Leveraged finance[2]		8	–	9	–

		117	22	135	27

1	Total includes holdings of ABSs issued by Freddie Mac and Fannie Mae.
2	Includes the carrying amount of funded loans plus the net exposure to unfunded leveraged finance commitments.

Most of these exposures are in the Global Banking and Markets business segment.

The total carrying value of ABSs on the balance sheet included ABS holdings of US$21.5 billion (31 December 2007: US$32.1 billion) in certain special purpose entities (‘SPEs’), discussed further below, on which significant first loss risks are borne by external investors. At 30 June 2008, 23 per cent of the total carrying value of ABSs and trading loans held for securitisation, or US$25 billion, was in respect of sub-prime and Alt-A residential mortgage exposure, of which US$7.7 billion was held through the SPEs referred to above.

Financial effect of market turmoil

The write-downs incurred by the Group on ABSs, structured and leveraged finance transactions, and the movement in fair values on available-for-sale ABSs taken to equity in the six months to 30 June, are summarised in the following table. Most of these effects were recorded in the Global Banking and Markets business segment.

	Half-year to

	30 June	31 December
	2008	2007
	US$bn	US$bn

Write-downs taken to income statement	(4.0)	(2.3)
Fair value movement taken to available-for-sale reserve on ABSs in the period	(6.1)	(2.2)
Closing balance of available-for-sale reserve relating to ABSs	(8.3)	(2.2)

Further analysis of the write-downs taken to the income statement by Global Banking and Markets, and the net carrying amounts of these positions that have generated these write-downs, are shown in the following table.

Global Banking and Markets write-downs taken to the income statement and carrying values

		Write-downs at half-year to		Carrying values at

		30 June	31 December	30 June	31 December
		2008	2007	2008	2007
		US$m	US$m	US$m	US$m

Sub-prime mortgage-related assets
–	loan securitisation	301	529	1,565	1,965
–	credit trading	665	463	1,377	1,700
Other ABSs		1,327	459	8,923	9,830
Derivative transactions with monolines
–	investment grade counterparts	598	133	1,206	1,209
–	non-investment grade counterparts	608	214	78	–
Leveraged finance[1]		278	195	8,328	8,742
Other credit related items		99	142
Available-for-sale ABSs impairment		55	–

		3,931	2,135

1	Includes the carrying amount of funded loans plus the net exposure to unfunded leveraged finance commitments.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

Global Banking and Markets asset-backed securities classified as available-for-sale

HSBC’s principal exposure to ABSs is in the Global Banking and Markets’ business through its exposure to structured investment vehicles (‘SIVs’), the

Global Banking and Markets available-for-sale ABSs exposure

successor securities investment conduits (‘SICs’), and positions held directly.

The table below summarises Global Banking and Markets’ exposures to ABSs held on an available-for-sale basis.

	Directly	SIVs
	held	and SICs	Total
	US$m	US$m	US$m

Total carrying amount of net principal exposure	48,372	21,359	69,731
– which includes sub-prime/Alt-A exposure	9,376	7,721	17,097
Available-for-sale reserves relating to sub-prime/Alt-A exposure	(3,612)	(2,882)	(6,494)
Impairment charge	(55)	(134)	(189)
Impairment charge borne by capital note holders	–	134	134
Impairment charge borne by HSBC	(55)	–	(55)

Structured investment vehicles and securities investment conduits

In the table above, the total carrying values of ABSs on the balance sheet in respect of SIVs and SICs represent holdings in which the significant first loss risks are borne by external investors, through the investors’ holdings of capital notes.

Capital notes issued by the successor SICs will suffer the initial losses from assets within these vehicles and the assets remaining in the SIVs until settlement. The maximum value of future impairment losses which may be borne by capital note holders is US$1.2 billion. Impairments borne by capital note holders at 30 June 2008 were US$134 million.

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment in the value of a financial asset or group of assets in this category. Impairment charges incurred on assets held by consolidated SIVs and SICs excluding Solitaire Funding Limited (‘Solitaire’) are matched by a credit to the impairment line for the amount of the loss borne by capital note holders.

The exposures attributable to Solitaire have been shown together with the directly held positions in recognition of the first loss protection of US$1.2 billion provided by HSBC through credit enhancement.

Impairments recognised at 30 June 2008 from assets held within Solitaire or directly by Global Banking and Markets were US$55 million, based on a notional principal value of securities which were impaired of US$88 million. The low level of impairment recognised in comparison to the deficit in the available-for-sale reserve is a reflection of the credit quality and seniority of the assets.

Sub-prime and Alt-A residential mortgage-backed securities

Management’s current assessment of the holdings of available-for-sale ABSs with the most sensitivity to possible future impairment is focused on sub-prime and Alt-A residential mortgage-backed securities (‘MBSs’).

Excluding holdings in the SIVs and SICs discussed above, the Group’s available-for-sale holdings in these categories amounted to US$9.4 billion at 30 June 2008 (31 December 2007: US$10.0 billion). During the six months to 30 June 2008, the movement in fair values of these securities taken to equity was a reduction of US$2.3 billion. The deficit in the available-for-sale fair value reserve as at 30 June 2008 in relation to these securities was US$3.6 billion. The main factor in the reduction in fair value of these securities over the period was the effect of reduced market liquidity and negative market sentiment. The level of actual credit losses experienced has been low to date, despite the deterioration in the performance of the underlying collateral for these securities in the period as US house prices fell and defaults increased.

Based on management’s current assessment of the credit quality of these securities, including stressed scenarios for collateral defaults and house prices, and given the level of credit support available, management believes that the cost of future impairment losses which may emerge in respect of holdings of available-for-sale US sub-

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prime and Alt-A residential MBSs is likely to be modest in relation to the fair value deficit in the available-for-sale fair value reserve at 30 June 2008.

Business model

Asset-backed securities, structured products and leveraged acquisition finance

HSBC is or has been involved in the following activities in these areas:

•	the purchase of US mortgage loans with the intention of structuring and placing securitisations into the market;

•	trading in ABSs, including MBSs, in secondary markets;

•	the holding of MBSs and other ABSs in balance sheet management activities, with the intention of earning net interest income over the life of the securities;

•	the holding of MBSs and other ABSs as part of investment portfolios, including the SIVs, SICs and money market funds described under ‘Special purpose entities’ below, with the intention of earning net interest income and management fees;

•	MBSs or other ABSs held in the trading portfolio hedged through credit derivative protection, typically purchased from monoline insurers, with the intention of earning the spread differential over the life of the instruments; and

•	leveraged acquisition finance: originating loans for the purposes of syndicating or selling them down in order to generate a trading profit and, to a lesser extent, holding them in order to earn interest margin over their lives.

Overall, these business activities were historically not a significant part of Global Banking and Markets’ business, and Global Banking and Markets was not reliant on the activities for any material aspect of its business operations or profitability.

The purchase and securitisation of US mortgage loans and the secondary trading of US MBSs was conducted in HSBC’s US MBSs business. This business was discontinued in 2007.

Special purpose entities

HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs to facilitate customer transactions. Some of these SPEs hold assets whose fair values have been adversely affected by recent market conditions.

SPEs are used in HSBC’s business in order to provide structured investment opportunities for customers, facilitate the raising of funding for customers’ business activities, or diversify HSBC’s sources of funding and/or improve capital efficiency.

The use of SPEs is not a significant part of HSBC’s activities and HSBC is not reliant on the use of SPEs for any material part of its business operations or profitability. Detailed disclosures of HSBC’s sponsored SPEs are provided on page 137.

Risk management

The effect of the recent market turmoil on HSBC’s risk exposures, the way in which HSBC has managed risk exposures in this context, and any changes made in HSBC’s risk management polices and procedures in response to the market conditions, are set out in the following sections:

•	Liquidity risk – ‘The impact of market turmoil on the Group’s liquidity risk position’ (see page 182).

•	Market risk – ‘The impact of market turmoil on market risk’ (see page 184).

In addition to holdings of securitised and structured assets, HSBC also provides personal loans to customers in the US, a proportion of which are in the nature of sub-prime loans. HSBC’s exposure to US personal loans and receivables is set out in the Risk section – see ‘Areas of special interest – credit risk’ on page 161.

Accounting policies

HSBC’s accounting policies regarding the classification and valuation of financial instruments are in accordance with the requirements of IAS 32 ‘Financial Instruments: Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. HSBC has not made any changes to the accounting policies described on pages 347 to 361 of the Annual Report and Accounts 2007.

The following is a summary of certain key policies relevant to an understanding of the market turmoil disclosures:

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

Assets held at fair value with movements in fair value recognised in the income statement: this category includes ABSs that are held for trading or that are designated at fair value through profit or loss, and direct lending positions held for trading. The majority of HSBC’s holdings of these assets arise from securitisation and secondary market trading activity.

Both assets held for trading and assets designated at fair value through profit or loss, are recorded initially at fair value less transaction costs. Transaction costs are taken directly to the income statement. Subsequently, the fair values are remeasured, and gains and losses from changes in fair value are recognised in the income statement.

Assets are classified as held for trading if they have been acquired principally for the purpose of selling or repurchasing in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking. Assets, other than those held for trading, are designated at fair value through profit or loss if they meet one or more of the designation criteria set out on page 352 of the Annual Report and Accounts 2007, and are so designated by management. The fair value designation once made, is irrevocable.

Assets held at fair value with movements in fair value recognised in equity: this category includes ABSs that are classified as available-for-sale including asset holdings in consolidated SPEs such as securities investment vehicles and conduits.

These securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value, and changes therein are recognised in equity in the ‘Available-for-sale fair value reserve’ until the securities are either sold, or impaired. When available-for-sale securities are sold, cumulative gains or losses previously recognised in equity are recognised in the income statement as ‘Gains less losses from financial investments’.

At each balance sheet date, an assessment is made of whether there is any objective evidence of impairment in the value of a financial asset or group of assets in this category.

Impairment losses are recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the asset that can be reliably estimated.

If the asset is impaired, the difference between the asset’s acquisition cost and the current fair value, less any previous impairment, is removed from equity and recognised in the income statement. Any subsequent reduction in the fair value of an impaired asset is taken to the income statement.

Impairment losses for available-for-sale debt securities are recognised within ‘Loan impairment charges and other credit risk provisions’ in the income statement and impairment losses for available-for-sale equity securities are recognised within ‘Gains less losses from financial investments’ in the income statement.

Any impairment losses recognised in the income statement relating to ABSs are recorded in the income statement in the ‘Loan impairment charges and other credit risk provisions’ line. Impairment losses incurred on assets held by consolidated securities investment vehicles and conduits are matched by a credit to the impairment line for the amount of the loss borne by capital note holders.

In a subsequent period, if the fair value of the debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement that indicates that the debt security is no longer impaired, the impairment loss may be reversed through the income statement. Impairment losses on available-for-sale equity securities are not reversed.

Assets held at amortised cost: a small proportion of HSBC’s holdings of ABSs are held to maturity. These assets are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less any impairment losses.

An analysis of ABSs and direct lending by balance sheet category is provided on page 118.

Leveraged finance: For certain leveraged finance and syndicated lending activities, HSBC may commit to underwrite loans on fixed contractual terms for specified periods of time, where the drawdown of the loan is contingent upon certain future events outside the control of HSBC. Where the loan arising from the lending commitment is expected to be held for trading, the commitment to lend is recorded as a trading derivative and measured at fair value through profit or loss. On drawdown, the loan is classified as held for trading, and measured at fair value through profit or loss.

Where it is not HSBC’s intention to trade the loan, a provision on the loan commitment is only

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recorded where it is probable that HSBC will incur a loss. This may occur, for example, where a loss of principal is probable or the interest rate charged on the loan is lower than the cost of funding. On inception of the loan, the hold portion is recorded at its fair value. Where this fair value is lower than the cash amount advanced (for example, due to the rate of interest charged on the loan being below the market rate of interest), the write-down is charged to the income statement. The write-down will be recovered over the life of the loan, through the recognition of interest income using the effective interest rate method, unless the loan is or becomes impaired. The write-down is recorded as a reduction to other operating income.

An analysis of HSBC’s leveraged finance lending activity and its exposure to leveraged finance transactions through holdings of ABSs that are supported by leveraged finance-related collateral, is provided on page 127. The accounting policy for these securities is consistent with holdings of other ABSs described above.

Nature and extent of HSBC’s exposures

This section contains information on HSBC’s exposures to direct lending held at fair value through profit or loss, ABSs including MBSs and collateralised debt obligations (‘CDOs’), monoline insurers and leveraged finance transactions.

MBSs are securities that represent an interest in a group of mortgages. Investors in these securities have the right to receive future mortgage payments (interest and/or principal). Where an MBS references mortgages with different risk profiles, the MBS is classified according to the highest risk class. Consequently, an MBS with both sub-prime and Alt-A exposures is classified as sub-prime.

CDOs are securities in which ABSs and/or certain other related assets have been purchased and securitised by a third party, or securities which pay a return which is referenced to those assets. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. As there is often uncertainty surrounding the nature of the underlying collateral supporting CDOs, all CDOs supported by residential mortgage-related assets, irrespective of the level of sub-prime assets, are classified as sub-prime.

HSBC’s holdings of ABSs and CDOs, and its direct lending positions, include the following categories of collateral and lending activity:

•	sub-prime: loans to customers who have limited credit histories, modest incomes, high debt-to-income ratios or have experienced credit problems caused by occasional delinquencies, prior charge-offs, bankruptcy or other credit- related actions. For US mortgages, US credit scores are primarily used to determine whether a loan is sub-prime. US home equity lines of credit are classified as sub-prime. For non-US mortgages, management judgement is used to identify loans of similar risk characteristics to sub-prime, for example, UK non-conforming mortgages (see below);

•	US home equity lines of credit (‘HELOCs’): a form of revolving credit facility provided to customers, which is supported by a first or second lien charge over residential property;

•	US Alt-A: loans classified as Alt-A are regarded as lower risk than sub-prime, but they share higher risk characteristics than lending under normal criteria. US credit scores, as well as the level of mortgage documentation held (such as proof of income), are considered when determining whether an Alt-A classification is appropriate. Non-agency mortgages in the US are classified as Alt-A if they do not meet the criteria for classification as sub-prime. These are mortgages not eligible to be sold to the major US government agency, Ginnie Mae (Government National Mortgage Association), and government sponsored enterprises in the mortgage market, Fannie Mae (the Federal National Mortgage Association) and Freddie Mac (the Federal Home Loan Mortgage Corporation);

•	US government agency mortgage-related assets: securities that are guaranteed by US Government agencies, such as Ginnie Mae;

•	US Government sponsored enterprises mortgage-related assets: securities that are guaranteed by US Government sponsored entities, including Fannie Mae and Freddie Mac;

•	UK non-conforming mortgage-related assets:
UK mortgages that do not meet normal lending criteria. This includes instances where the normal level of documentation has not been provided (for example, in the case of self- certification of income), or where increased risk factors, such as poor credit history, result in lending at a rate that is higher than the normal lending rate. UK non-conforming mortgages are treated as sub-prime exposures; and

•	other mortgage-related assets: residential mortgage-related assets that do not meet any of

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

the classifications described above. Prime residential mortgage-related assets are included in this category.

HSBC’s exposure to non-residential mortgage-related ABSs and direct lending includes:

•	commercial property mortgage-related assets: MBSs with collateral other than residential mortgage-related assets;

•	leveraged finance-related assets: securities with collateral relating to leveraged finance loans;

student loan-related assets: securities with collateral relating to student loans; and

other assets: securities with other receivable- related collateral.

Carrying amount of HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss

	At 30 June 2008

				Designated		Of which:
				at fair value		held through
		Available	Held to	through		consolidated
	Trading	for sale	maturity	profit or loss	Total	SPEs
	US$m	US$m	US$m	US$m	US$m	US$m

Sub-prime residential mortgage-related assets	5,914	6,935	–	2	12,851	7,328
Direct lending	3,534	–	–	–	3,534	1,825
MBSs and MBS CDOs[1]	2,380	6,935	–	2	9,317	5,503
US Alt-A residential mortgage-related assets	2,084	10,316	165	–	12,565	7,199
Direct lending	325	–	–	–	325	–
MBSs[1]	1,759	10,316	165	–	12,240	7,199
US government agency mortgage-related assets MBSs[1]	181	6,299	535	–	7,015	–
US government-sponsored enterprises mortgage-related assets MBSs[1]	2,008	13,994	1,947	25	17,974	–
Other residential mortgage-related assets	3,320	5,625	–	61	9,006	3,531
Direct lending	298	–	–	–	298	–
MBSs[1]	3,022	5,625	–	61	8,708	3,531
Commercial property mortgage-related assets	3,265	10,369	–	101	13,735	7,741
Direct lending	–	–	–	–	–	–
MBSs and MBS CDOs[1]	3,265	10,369	–	101	13,735	7,741
Leveraged finance-related assets
ABSs and ABS CDOs[1]	259	5,613	–	–	5,872	4,666
Student loan-related assets
ABSs and ABS CDOs[1]	175	6,262	–	4	6,441	5,407
Other assets	8,262	7,410	–	7,310	22,982	4,862
Direct lending	–	–	–	–	–	–
ABSs and ABS CDOs[1]	8,262	7,410	–	7,310	22,982	4,862

	25,468	72,823	2,647	7,503	108,441	40,734

For footnotes, see page 128.

The above table excludes leveraged finance transactions, which are shown separately on page 127.

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	At 31 December 2007

				Designated		Of which:
				at fair value		held through
		Available	Held to	through		consolidated
	Trading	for sale	maturity	profit or loss	Total	SPEs
	US$m	US$m	US$m	US$m	US$m	US$m

Sub-prime residential mortgage-related assets	9,431	9,311	–	2	18,744	11,504
Direct lending	5,825	–	–	–	5,825	3,596
MBSs and MBS CDOs[1]	3,606	9,311	–	2	12,919	7,908
US Alt-A residential mortgage-related assets	3,288	14,760	173	–	18,221	11,193
Direct lending	342	–	–	–	342	–
MBSs[1]	2,946	14,760	173	–	17,879	11,193
US government agency mortgage-related assets MBSs[1]	204	5,239	552	–	5,995	–
US government-sponsored enterprises mortgage-related assets MBSs[1]	2,583	11,414	1,881	26	15,904	–
Other residential mortgage-related assets	5,243	5,701	–	289	11,233	4,441
Direct lending	416	–	–	–	416	–
MBSs[1]	4,827	5,701	–	289	10,817	4,441
Commercial property mortgage-related assets	3,467	10,505	–	105	14,077	8,600
Direct lending	–	–	–	–	–	–
MBSs and MBS CDO[1]	3,467	10,505	–	105	14,077	8,600
Leveraged finance-related assets
ABSs and ABS CDOs[1]	263	5,820	–	–	6,083	5,126
Student loan-related assets
ABSs and ABS CDOs[1]	144	7,052	–	–	7,196	6,308
Other assets	6,252	14,784	–	7,736	28,772	13,596
Direct lending	3	–	–	–	3	–
ABSs and ABS CDOs[1]	6,249	14,784	–	7,736	28,769	13,596

	30,875	84,586	2,606	8,158	126,225	60,768

For footnotes, see page 128.

Included in the above table are ABSs which are held through SPEs that are consolidated by HSBC. Although HSBC includes these assets in full on its balance sheet, the risks arising from the assets are mitigated to the extent of third party investment in notes issued by those SPEs. For a description of HSBC’s holdings of and arrangements with SPEs, see page 137.

The exposure detailed above includes long positions matched by specific credit derivatives with monolines and other financial institutions. These positions comprise:

•	residential MBSs with a carrying value of US$1.5 billion (31 December 2007: US$2.1 billion);

•	residential MBS CDOs with a carrying value of US$174 million (31 December 2007: US$349 million); and
•	ABSs other than residential MBSs and MBS CDOs with a carrying value of US$11.6 billion (31 December 2007: US$10.8 billion).

In the tables which follow, carrying amounts and gains and losses are given for securities except those matched by specific credit derivatives with monolines. The counterparty credit risk arising from the derivative transactions undertaken with monoline insurers is included in the monoline exposure analysis on page 126.

US government-sponsored enterprises mortgage-related assets shown in the table above include holdings of securities issued by Freddie Mac of US$9.4 billion (31 December 2007: US$6.8 billion) and by Fannie Mae of US$7.4 billion (31 December 2007: US$8.5 billion).

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

HSBC’s consolidated holdings of US ABSs, and direct lending held at fair value through profit or loss

	Half-year to 30 June 2008						At 30 June 2008								At 31 December 2007

	Unrealised		Realised		Fair value
	gains		gains		movements				CDS		Net						CDS		Net
	and		and		through	Impair-	Gross		gross		principal		Carrying		Gross		gross		principal		Carrying
	(losses	)[3]	(losses	)[4]	equity [5]	ment [6]	principal	[7]	protection	[8]	exposure	[9]	amount	[1][0]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m		US$m		US$m	US$m	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m

US sub-prime residential mortgage-related assets
Direct lending	(234)		(8)		–	–	4,199		–		4,199		3,534		6,288		–		6,288		5,825
MBSs[1]	(621)		6		(903)	(29)	8,239		601		7,638		5,283		9,576		657		8,919		7,981
– high grade[2]	(228)		7		(518)	(29)	5,930		571		5,359		4,142		9,079		647		8,432		7,807
– rated C to A	(333)		–		(385)	–	2,292		30		2,262		1,118		462		10		452		153
– not publicly rated	(60)		(1)		–	–	17		–		17		23		35		–		35		21
MBS CDOs[1]	(123)		–		(32)	(21)	1,200		569		631		152		1,157		652		505		440
– high grade[2]	(8)		–		(32)	–	230		50		180		97		923		454		469		411
– rated C to A	(115)		–		–	(21)	970		519		451		55		234		198		36		29
– not publicly rated	–		–		–	–	–		–		–		–		–		–		–		–

	(978)		(2)		(935)	(50)	13,638		1,170		12,468		8,969		17,021		1,309		15,712		14,246

US Alt-A residential mortgage-related assets
Direct lending	–		–		–	–	329		–		329		325		341		–		341		342
MBSs[1]	(368)		(59)		(3,243)	(5)	17,548		204		17,344		11,349		19,175		205		18,970		17,708
– high grade[2]	(340)		(49)		(3,115)	(5)	16,898		204		16,694		10,969		19,099		205		18,894		17,640
– rated C to A	(29)		(9)		(100)	–	533		–		533		299		64		–		64		56
– not publicly rated	1		(1)		(28)	–	117		–		117		81		12		–		12		12

	(368)		(59)		(3,243)	(5)	17,877		204		17,673		11,674		19,516		205		19,311		18,050

US government agency mortgage-related assets
MBSs[1]	(2)		–		(54)	–	7,052		–		7,052		7,015		5,996		–		5,996		5,995
– high grade[2]	(2)		–		(54)	–	7,052		–		7,052		7,015		5,996		–		5,996		5,995
– rated C to A	–		–		–	–	–		–		–		–		–		–		–		–
– not publicly rated	–		–		–	–	–		–		–		–		–		–		–		–
US government-sponsored enterprises mortgage-related assets
MBSs[1]	(50)		40		(91)	–	18,249		–		18,249		17,974		16,125		–		16,125		15,904
– high grade[2]	(50)		40		(91)	–	18,249		–		18,249		17,974		16,125		–		16,125		15,904
– rated C to A	–		–		–	–	–		–		–		–		–		–		–		–
– not publicly rated	–		–		–	–	–		–		–		–		–		–		–		–

Balance carried forward	(1,398)		(21)		(4,323)	(55)	56,816		1,374		55,442		45,632		58,658		1,514		57,144		54,195

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HSBC’s consolidated holdings of US ABSs, and direct lending held at fair value through profit or loss (continued)

	Half-year to 30 June 2008						At 30 June 2008								At 31 December 2007

	Unrealised		Realised		Fair value
	gains		gains		movements				CDS		Net						CDS		Net
	and		and		through	Impair-	Gross		gross		principal		Carrying		Gross		gross		principal		Carrying
	(losses	)[3]	(losses	)[4]	equity [5]	ment [6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m		US$m		US$m	US$m	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m

Balance brought forward	(1,398)		(21)		(4,323)	(55)	56,816		1,374		55,442		45,632		58,658		1,514		57,144		54,195
Other US residential mortgage-related assets
Direct lending	(26)		34		–	–	312		–		312		298		424		–		424		416
MBSs[1]	(107)		(123)		(4)	–	889		195		694		555		1,587		821		766		756
– high grade[2]	(105)		(123)		(4)	–	864		187		677		546		1,565		799		766		756
– rated C to A	(2)		–		–	–	25		8		17		9		22		22		–		–
– not publicly rated	–		–		–	–	–		–		–		–		–		–		–		–

	(133)		(89)		(4)	–	1,201		195		1,006		853		2,011		821		1,190		1,172

Commercial property mortgage-related assets
MBS and MBS CDOs[1]	(69)		–		(295)	–	5,838		415		5,423		4,943		5,981		685		5,296		5,196
– high grade[2]	(55)		–		(290)	–	5,554		415		5,139		4,682		5,760		685		5,075		4,983
– rated C to A	–		–		(5)	–	64		–		64		55		–		–		–		–
– not publicly rated	(14)		–		–	–	220		–		220		206		221		–		221		213

Leveraged finance-related assets
ABSs and ABS CDOs[1]	(4)		–		(227)	–	5,153		577		4,576		4,168		4,930		322		4,608		4,432
– high grade[2]	(4)		–		(227)	–	5,153		577		4,576		4,168		4,930		322		4,608		4,432
– rated C to A	–		–		–	–	–		–		–		–		–		–		–		–
– not publicly rated	–		–		–	–	–		–		–		–		–		–		–		–

Student loan-related assets
ABSs and ABS CDOs[1]	(64)		–		(507)	–	7,412		–		7,412		6,437		7,352		–		7,352		7,196
– high grade[2]	(44)		–		(437)	–	7,202		–		7,202		6,343		7,312		–		7,312		7,159
– rated C to A	(20)		–		(70)	–	210		–		210		94		40		–		40		37
– not publicly rated	–		–		–	–	–		–		–		–		–		–		–		–

Other assets
ABS and ABS CDOs[1]	(186)		(3)		(27)	–	9,057		2,941		6,116		4,956		10,476		2,735		7,741		7,683
– high grade[2]	(111)		(2)		6	–	6,345		2,433		3,912		3,086		9,353		2,707		6,646		6,632
– rated C to A	(62)		(1)		(56)	–	1,874		508		1,366		1,076		1,008		28		980		954
– not publicly rated	(13)		–		23	–	838		–		838		794		115		–		115		97

Total	(1,854)		(113)		(5,383)	(55)	85,477		5,502		79,975		66,989		89,408		6,077		83,331		79,874

For footnotes, see page 128.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

HSBC’s consolidated holdings of UK ABSs, and direct lending held at fair value through profit or loss

	Half-year to 30 June 2008							At 30 June 2008								At 31 December 2007

	Unrealised		Realised		Fair value
	gains		gains		movements					CDS		Net						CDS		Net
	and		and		through	Impair-		Gross		gross		principal		Carrying		Gross		gross		principal		Carrying
	(losses	)[3]	(losses	)[4]	equity [5]	ment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m		US$m		US$m	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m
UK non-conforming residential mortgage- related assets
Direct lending	–		–		–	–		–		–		–		–		–		–		–		–
MBSs[1]	(20)		10		(92)	–		2,851		–		2,851		2,625		3,355		–		3,355		3,211
– high grade[2]	(12)		10		(88)	–		2,793		–		2,793		2,585		3,321		–		3,321		3,183
– rated C to A	(8)		–		(4)	–		52		–		52		36		28		–		28		24
– not publicly rated	–		–		–	–		6		–		6		4		6		–		6		4

MBS CDOs[1]	–		–		–	–		–		–		–		–		–		–		–		–
– high grade[2]	–		–		–	–		–		–		–		–		–		–		–		–
– rated C to A	–		–		–	–		–		–		–		–		–		–		–		–
– not publicly rated	–		–		–	–		–		–		–		–		–		–		–		–

	(20)		10		(92)	–		2,851		–		2,851		2,625		3,355		–		3,355		3,211

Other UK residential mortgage-related assets
Direct lending	–		–		–	–		–		–		–		–		–		–		–		–
MBSs[1]	(39)		–		(99)	–		5,494		–		5,494		5,128		5,943		–		5,943		5,640
– high grade[2]	(23)		–		(98)	–		5,126		–		5,126		4,803		5,411		–		5,411		5,156
– rated C to A	(16)		–		(1)	–		359		–		359		316		520		–		520		472
– not publicly rated	–		–		–	–		9		–		9		9		12		–		12		12

	(39)		–		(99)	–		5,494		–		5,494		5,128		5,943		–		5,943		5,640

Commercial property mortgage-related assets
Direct lending	–		–		–	–		–		–		–		–		–		–		–		–
MBSs and MBS CDOs[1]	(71)		–		(186)	–		5,295		10		5,285		4,833		5,330		–		5,330		4,902
– high grade[2]	(22)		–		(180)	–		4,336		10		4,326		3,980		4,437		–		4,437		4,095
– rated C to A	(12)		–		(2)	–		185		–		185		151		173		–		173		113
– not publicly rated	(37)		–		(4)	–		774		–		774		702		720		–		720		694

	(71)		–		(186)	–		5,295		10		5,285		4,833		5,330		–		5,330		4,902

Balance carried forward	(130)		10		(377)	–		13,640		10		13,630		12,586		14,628		–		14,628		13,753

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HSBC’s consolidated holdings of UK ABSs, and direct lending held at fair value through profit or loss (continued)

	Half-year to 30 June 2008						At 30 June 2008								At 31 December 2007

				Fair value
	Unrealised	Realised		movements					CDS		Net						CDS		Net
	gains and	gains and		through	Impair-		Gross		gross		principal		Carrying		Gross		gross		principal		Carrying
	(losses) [3]	(losses)	[4]	equity [5]	ment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m		US$m	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m

Balance brought forward	(130)	10		(377)	–		13,640		10		13,630		12,586		14,628		–		14,628		13,753

Leveraged finance-related assets
ABSs and ABS CDOs[1]	–	–		(13)	–		1,315		946		369		347		675		330		345		336
– high grade[2]	–	–		(13)	–		984		615		369		347		366		21		345		336
– rated C to A	–	–		–	–		–		–		–		–		–		–		–		–
– not publicly rated	–	–		–	–		331		331		–		–		309		309		–		–

Student loan-related assets
ABSs and ABS CDOs[1]	–	–		–	–		4		–		4		4		–		–		–		–
– high grade[2]	–	–		–	–		4		–		4		4		–		–		–		–
– rated C to A	–	–		–	–		–		–		–		–		–		–		–		–
– not publicly rated	–	–		–	–		–		–		–		–		–		–		–		–

Other assets
Direct lending	–	–		–	–		–		–		–		–		–		–		–		–
ABS and ABS CDOs[1]	(81)	–		(186)	–		10,124		6,760		3,364		3,033		9,766		6,802		2,964		2,879
– high grade[2]	(53)	–		(152)	–		2,772		–		2,772		2,496		2,315		–		2,315		2,258
– rated C to A	(10)	–		(34)	–		203		–		203		159		317		–		317		309
– not publicly rated	(18)	–		–	–		7,149		6,760		389		378		7,134		6,802		332		312

	(81)	–		(186)	–		10,124		6,760		3,364		3,033		9,766		6,802		2,964		2,879

Total	(211)	10		(576)	–		25,083		7,716		17,367		15,970		25,069		7,132		17,937		16,968

For footnotes, see page 128.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss, other than those supported by US and UK-originated assets

	Half-year to 30 June 2008					At 30 June 2008								At 31 December 2007

			Fair value movements through
	Unrealised gains and	Realised gains and						CDS gross		Net principal						CDS gross		Net principal
				Impair-		Gross						Carrying		Gross						Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m

Non-US and non-UK sub-prime residential mortgage-related assets
Direct lending	–	–	–	–		–		–		–		–		–		–		–		–
MBSs[1]	(15)	6	(2)	–		885		–		885		587		624		–		624		385
– high grade[2]	(7)	6	(2)	–		820		–		820		534		447		–		447		279
– rated C to A	–	–	–	–		–		–		–		–		104		–		104		38
– not publicly rated	(8)	–	–	–		65		–		65		53		73		–		73		68
MBS CDOs[1]	(3)	–	(3)	–		35		–		35		32		–		–		–		–
– high grade[2]	(3)	–	(3)	–		32		–		32		29		–		–		–		–
– rated C to A	–	–	–	–		–		–		–		–		–		–		–		–
– not publicly rated	–	–	–	–		3		–		3		3		–		–		–		–

	(18)	6	(5)	–		920		–		920		619		624		–		624		385

Other non-US and non-UK residential mortgage-related assets
Direct lending	–	–	–	–		–		–		–		–		–		–		–		–
MBSs[1]	(72)	(7)	(13)	–		3,076		54		3,022		2,844		4,001		814		3,187		3,055
– high grade[2]	(57)	(7)	(13)	–		2,635		10		2,625		2,491		3,703		710		2,993		2,869
– rated C to A	(12)	–	–	–		339		44		295		256		130		90		40		36
– not publicly rated	(3)	–	–	–		102		–		102		97		168		14		154		150

	(72)	(7)	(13)	–		3,076		54		3,022		2,844		4,001		814		3,187		3,055

Commercial property mortgage-related assets
Direct lending	–	–	–	–		–		–		–		–		–		–		–		–
MBSs and MBS CDOs[1]	(33)	–	(107)	–		3,888		64		3,824		3,560		3,576		238		3,338		3,051
– high grade[2]	(14)	–	(105)	–		3,492		60		3,432		3,220		3,212		102		3,110		2,827
– rated C to A	(11)	–	–	–		217		4		213		172		185		136		49		49
– not publicly rated	(8)	–	(2)	–		179		–		179		168		179		–		179		175

	(33)	–	(107)	–		3,888		64		3,824		3,560		3,576		238		3,338		3,051

Balance carried forward	(123)	(1)	(125)	–		7,884		118		7,766		7,023		8,201		1,052		7,149		6,491

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HSBC’s consolidated holdings of ABSs, and direct lending held at fair value through profit or loss, other than those supported by US and UK-originated assets (continued)

	Half-year to 30 June 2008					At 30 June 2008								At 31 December 2007

			Fair value
	Unrealised	Realised	movements					CDS		Net						CDS		Net
	gains and	gains and	through	Impair-		Gross		gross		principal		Carrying		Gross		gross		principal		Carrying
	(losses) [3]	(losses) [4]	equity [5]	ment	[6]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]	principal	[7]	protection	[8]	exposure	[9]	amount	[10]
	US$m	US$m	US$m	US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m		US$m

Balance brought forward	(123)	(1)	(125)	–		7,884		118		7,766		7,023		8,201		1,052		7,149		6,491

Leveraged finance-related assets
ABSs and ABS CDOs[1]	(5)	–	(46)	–		1,451		3		1,448		1,357		1,356		3		1,353		1,315
– high grade[2]	(1)	–	(46)	–		1,371		2		1,369		1,285		1,281		2		1,279		1,244
– rated C to A	–	–	–	–		–		–		–		–		–		–		–		–
– not publicly rated	(4)	–	–	–		80		1		79		72		75		1		74		71

Student loan-related assets
ABSs and ABS CDOs[1]	–	–	–	–		–		–		–		–		–		–		–		–
– high grade[2]	–	–	–	–		–		–		–		–		–		–		–		–
– rated C to A	–	–	–	–		–		–		–		–		–		–		–		–
– not publicly rated	–	–	–	–		–		–		–		–		–		–		–		–

Other assets
Direct lending	–	–	–	–		–		–		–		–		3		–		3		3
ABS and ABS CDOs[1]	(67)	(2)	55	–		6,900		2,608		4,292		3,813		10,232		1,702		8,530		8,366
– high grade[2]	(46)	(1)	(54)	–		4,573		1,709		2,864		2,431		9,531		1,443		8,088		7,721
– rated C to A	(19)	–	(39)	–		1,717		802		915		891		547		259		288		522
– not publicly rated	(2)	(1)	148	–		610		97		513		491		154		–		154		123

	(67)	(2)	55	–		6,900		2,608		4,292		3,813		10,235		1,702		8,533		8,369

Total	(195)	(3)	(116)	–		16,235		2,729		13,506		12,193		19,792		2,757		17,035		16,175

For footnotes, see page 128.

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H S B C   H O L D I N G S   P L C

Interim Management Report: Impact of Market Turmoil (continued)

The following table shows the vintages of the collateral assets supporting HSBC’s holdings of US sub-prime and Alt-A MBSs. Market prices for these instruments generally incorporate higher discounts for later vintages. The majority of HSBC’s holdings of US sub-prime MBSs are originated pre-2007; holdings of US Alt-A MBSs are more evenly distributed between pre and post 2007 vintages.

Vintages of US sub-prime and Alt-A mortgage-backed securities

	US sub-prime mortgage-backed				US Alt-A mortgage-backed
	securities				securities

	Gross principal	[7]	Gross principal	[7]	Gross principal[7]	Gross principal	[7]
	at 30 June		at 31 December		at 30 June	at 31 December
	2008		2007		2008	2007
	US$m		US$m		US$m	US$m

Mortgage vintage
Pre-2006	2,860		3,170		2,591	2,870
2006	4,990		5,186		7,710	7,777
2007	1,589		2,377		7,247	8,528

	9,439		10,733		17,548	19,175

For footnotes, see page 128.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

HSBC’s principal exposure to monoline insurers, or monolines, is through a number of over-the-counter (‘OTC’) derivative transactions, primarily credit default swaps (‘CDSs’). HSBC entered into these CDSs primarily to purchase credit protection against securities held within the trading portfolio.

During the second half of 2007, and continuing in 2008, the market value of the securities declined, with offsetting increases in the mark-to-market value of the CDS transactions, thereby increasing OTC counterparty credit risk to the monolines. The table below sets out the fair value of the derivative transactions at 30 June 2008, and hence the amount at risk, based on 30 June 2008 security prices, if the CDS protection purchased were to be wholly ineffective because, for example, the monoline insurer was unable to meet its obligations. In order to assess that risk, protection purchased is shown subdivided between those monoline insurers that were rated by S&P at ‘BBB or above’ at 30 June 2008, and those that were ‘below BBB’. As certain monolines have been downgraded during the first half of 2008, the exposure to monolines rated ‘below BBB’ at 30 June 2008 increased from the position as at 31 December 2007. The ‘Credit risk adjustment’ column indicates the valuation adjustment taken against the mark-to-market exposures, and reflects the assessed loss of value on purchased protection arising from the deterioration in creditworthiness of the monoline insurers evidenced during the first half of 2008. These valuation adjustments, which reflect the possibility of the irrecoverability of the protection purchased, have been charged to the income statement.

HSBC’s exposure to derivative transactions entered into directly with monoline insurers

		Net exposure			Net exposure
	Notional	before credit		Credit risk	after credit
	amount	risk adjustment	[13]	adjustment [14]	risk adjustment
	US$m	US$m		US$m	US$m

At 30 June 2008
Derivative transactions with monoline counterparties
Monoline – BBB or above	12,444	1,937		(731)	1,206
Monoline – below BBB	2,123	900		(822)	78

	14,567	2,837		(1,553)	1,284

At 31 December 2007
Derivative transactions with monoline counterparties
Monoline – BBB or above	14,314	1,342		(133)	1,209
Monoline – below BBB	1,120	214		(214)	–

	15,434	1,556		(347)	1,209

For footnotes, see page 128.

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HSBC’s exposure to debt securities which benefit from guarantees provided by monoline insurers

Within both the trading and available-for-sale portfolios, HSBC holds bonds that are ‘wrapped’ with a credit enhancement from a monoline insurer. As the bonds are traded explicitly with the benefit of this enhancement, any deterioration in the credit profile of the monoline insurer is reflected in market prices and therefore in the carrying value of these securities on HSBC’s balance sheet at 30 June 2008. For wrapped bonds held in the trading portfolio, the mark-to-market movement has been reflected through the income statement. For wrapped bonds held in the available-for-sale portfolio, the mark-to-market movement is reflected in equity unless there is objective evidence of impairment, in which case the impairment loss is reflected in the income statement.

HSBC’s exposure to direct lending and irrevocable commitments to lend to monoline insurers

HSBC has extended liquidity facilities totalling US$158 million to monoline insurers, of which US$23 million was drawn at 30 June 2008 (31 December 2007: US$158 million, none drawn).

Leveraged finance transactions

Leveraged finance transactions include sub-investment grade acquisition or event-driven financing. The following tables show HSBC’s gross commitments and exposure to leveraged finance transactions arising from primary transactions and the movement in that leveraged finance exposure in the period. HSBC’s additional exposure to leveraged finance loans through holdings of ABSs from its trading and investment activities is shown in the tables on pages 118 and 119.

HSBC’s gross commitments to leveraged finance transactions
	Funded	Unfunded	Total
	commitments	commitments	commitments
	US$m	US$m	US$m

At 30 June 2008
Europe	4,713	1,642	6,355
Rest of Asia-Pacific	59	24	83
North America	2,056	307	2,363

	6,828	1,973	8,801

At 31 December 2007
Europe	4,004	1,822	5,826
Hong Kong	–	160	160
Rest of Asia-Pacific	45	182	227
North America	1,991	733	2,724

	6,040	2,897	8,937

HSBC’s exposure to leveraged finance transactions
						Half-year to
	At 30 June 2008					30 June 2008

						Income
	Funded		Unfunded		Total	statement
	exposures	[11]	exposures	[12]	exposures	write-downs
	US$m		US$m		US$m	US$m

Europe	4,450		1,620		6,070	(175)
Rest of Asia-Pacific	59		24		83	–
North America	1,883		292		2,175	(103)

	6,392		1,936		8,328	(278)

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H S B C   H O L D I N G S   P L C

Interim Management Report: Impact of Market Turmoil (continued)

						Half-year to 31
	At 31 December 2007					December 2007

						Income
	Funded		Unfunded		Total	statement
	exposures	[11]	exposures	[12]	exposures	write-downs
	US$m		US$m		US$m	US$m

Europe	3,903		1,813		5,716	(110)
Hong Kong	–		160		160	–
Rest of Asia-Pacific	45		182		227	–
North America	1,917		722		2,639	(85)

	5,865		2,877		8,742	(195)

For footnotes, see below.

Movement in leveraged finance exposures

	Funded	Unfunded	Total
	exposures [11]	exposures [12]	exposures
	US$m	US$m	US$m

At 31 December 2007	5,865	2,877	8,742
Additions	98	554	652
Fundings	855	(855)	–
Sales, repayments and other movements	(171)	(617)	(788)
Write-downs	(255)	(23)	(278)

At 30 June 2008	6,392	1,936	8,328

For footnotes, see below.

At 30 June 2008, HSBC’s principal exposures were to companies in two sectors: US$3.6 billion to data processing (31 December 2007: US$3.8 billion) and US$2.6 billion to communications and infrastructure (31 December 2007: US$2.7 billion). During the period, 99 per cent of the total write-downs were against exposures in these two sectors.

Footnotes to ‘Nature and extent of HSBC’s exposures’

1	Mortgage-backed securities (‘MBSs’), asset-backed securities (‘ABSs’) and collateralised debt obligations (‘CDOs’).
2	High grade assets rated AA or AAA.
3	Unrealised gains and losses on the net principal exposure (see footnote 9) recognised during the half year in the income statement as a result of changes in the fair value of the asset, adjusted for the cumulative amount of transfers to realised gains and losses as a result of the disposal of assets.
4	Realised gains and losses on the net principal exposure (see footnote 9) recognised during the half year in the income statement as a result of the disposal of assets.
5	Fair value gains and losses on the net principal exposure (see footnote 9) recognised in equity during the half year as a result of the changes in the fair value of available-for-sale assets, adjusted for transfers from the available-for-sale reserve to the income statement as a result of impairment, and adjusted for transfers to realised gains and losses following the disposal of assets.
6	Impairment losses recognised in the income statement in respect of the net principal amount (see footnote 9) of available-for-sale and held-to-maturity assets.
7	The gross principal is the redemption amount on maturity or, in the case of an amortising instrument, the sum of the future redemption amounts through the residual life of the security.
8	A CDS is a credit default swap. CDS gross protection is the gross principal of the underlying instrument that is protected by CDSs.
9	Net principal exposure is the gross principal amount of assets that are not protected by CDSs. It includes assets that benefit from monoline protection, except where this protection is purchased with a CDS.
10	Carrying amount of the net principal exposure.
11	Funded exposure represents the loan amount advanced to the customer, less any fair value write-downs, net of fees held on deposit.
12	Unfunded exposures represent the contractually committed loan facility amount not yet drawn down by the customer, less any fair value write-downs, net of fees held on deposit.
13	Net exposure after legal netting and any other relevant credit mitigation prior to deduction of the credit risk adjustment.
14	Cumulative fair value adjustment recorded against OTC derivative counterparty exposures to reflect the creditworthiness of the counterparty.

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Fair values of financial instruments

The classification of financial instruments is determined in accordance with the accounting policies set out on pages 347 to 361 of the Annual Report and Accounts 2007. The following is a description of HSBC’s control framework surrounding the determination of fair values, its methods of determining fair value, and a quantification of its exposure to financial instruments measured at fair value.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial instruments measured at fair value on an ongoing basis include trading assets and liabilities, instruments designated at fair value, derivatives, and financial investments classified as available for sale (including treasury and other eligible bills, debt securities, and equity securities).

Fair values of financial instruments carried at fair value

Control framework

Fair values are subject to a control framework designed to ensure that they are either determined, or validated, by a function independent of the risk-taker. To this end, ultimate responsibility for the determination of fair values lies with Finance, which reports functionally to the Group Finance Director. Finance establishes the accounting policies and procedures governing valuation, and is responsible for ensuring that these comply with all relevant accounting standards.

For fair values determined by reference to external quotation or evidenced pricing parameters, independent price determination or validation is utilised. In less liquid markets, direct observation of a traded price may not be possible. In these circumstances, HSBC will source alternative market information to validate the financial instrument’s fair value. Greater weight will be given to information that is considered to be more relevant and reliable. The factors that are considered in this regard are, inter alia:

•	the extent to which prices may be expected to represent genuine traded or tradeable prices;

•	the degree of similarity between financial instruments;

•	the degree of consistency between different sources;
•	the process followed by the pricing provider to derive the data;

•	the elapsed time between the date to which the market data relates and the balance sheet date; and

•	the manner in which the data was sourced.

The results of the independent price validation process is reported to senior management, and adjustments to fair values resulting from considerations of the above information are recorded where appropriate.

For fair values determined using a valuation model, the model being a logical framework for the capture and processing of necessary valuation inputs, the control framework may include, as applicable, independent development or validation of the logic within valuation models, the inputs to those models, any adjustments required outside the valuation models, and, where possible, model outputs.

The results of the independent validation process are reported to, and considered by, Valuation Committees. Valuation Committees are composed of valuation experts from several independent support functions (Product Control, Market Risk Management, Derivative Model Review Group and Finance) in addition to senior trading management. Any adjustments made to the assessed fair values as a result of the validation process are reported to senior management.

Determination of fair value

Fair values are determined according to the following hierarchy:

(a)	Quoted market price: financial instruments with quoted prices for identical instruments in active markets.

(b)	Valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

(c)	Valuation technique with significant non-observable inputs: financial instruments valued using valuation techniques where one or more significant inputs are not observable.

The best evidence of fair value is a quoted price in an actively traded market. In the event that the market for a financial instrument is not active, a valuation technique is used. The majority of

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Interim Management Report: Impact of Market Turmoil (continued)

valuation techniques employ only observable market data, and so the reliability of the fair value measurement is high. However, certain financial instruments are valued on the basis of valuation techniques that feature one or more significant market inputs that are not observable. For these instruments, the fair value derived is more judgemental. ‘Not observable’ in this context means that there is little or no current market data available from which to determine the level at which an arm’s length transaction would be likely to occur, but it generally does not mean that there is no market data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used). Furthermore, the majority of the fair value derived from a valuation technique with significant non-observable inputs may in some cases still be attributable to the observable inputs. Consequently, the impact of uncertainty in the determination of the unobservable inputs will generally only give rise to a degree of uncertainty about the overall fair value of the financial instrument being measured. To assist in understanding the extent and the range of this uncertainty, additional information is provided in respect of instruments valued using non-observable inputs in the section headed ‘Effect of changes in significant unobservable assumptions to reasonably possible alternatives’ below.

In certain circumstances, primarily where debt is hedged with interest rate derivatives or structured notes issued, HSBC uses fair value to measure the carrying value of its own debt in issue. Where available, fair value is based upon quoted prices in an active market for the specific instrument concerned. Where unavailable, these instruments are valued using valuation techniques, the inputs of which are based either upon quoted prices in an inactive market for the specific instrument concerned, or estimated by comparison with quoted prices in an active market for similar instruments. The fair value of these instruments therefore includes the effect of applying the credit spread which is appropriate to HSBC’s liabilities. For all issued debt securities, discounted cash flow modelling is utilised to isolate that element of the change in fair value that may be attributed to HSBC credit spread movements rather than movements in other market factors such as benchmark interest rates or foreign exchange rates.

Structured notes issued and certain other hybrid instrument liabilities are included within trading liabilities and are measured at fair value. The credit spread applied to these instruments is derived from the spreads at which HSBC issues structured notes.

These market spreads are significantly smaller than credit spreads observed for plain vanilla debt or in the credit default swap markets.

Gains and losses arising from changes in the credit spread of liabilities issued by HSBC reverse over the contractual life of the debt, provided that the debt is not repaid early.

All net positions in non-derivative financial instruments, and all derivative portfolios, are valued at bid or offer prices as appropriate. Long positions are marked at bid prices; short positions are marked at offer prices.

The fair values of large holdings of non-derivative financial instruments are based on a multiple of the value of a single instrument, and do not include block adjustments for the size of the holding.

The valuation techniques used when quoted market prices are not available incorporate certain assumptions that HSBC believes would be made by a market participant to establish fair value. When HSBC considers that there are additional considerations not included within the valuation model, appropriate adjustments may be made. Examples of such adjustments are:

•	Credit risk adjustment: an adjustment to reflect the creditworthiness of OTC derivative counterparties.

•	Market data/model uncertainty: an adjustment to reflect uncertainties in fair values based on unobservable market data inputs (for example, as a result of illiquidity) or in areas where the choice of valuation model is particularly subjective.

•	Inception profit (‘day 1 P&L reserves’): for financial instruments valued at inception, on the basis of one or more significant unobservable inputs, the difference between transaction price and model value (as adjusted) at inception is not recognised in the consolidated income statement, but is deferred. This is referred to as a ‘day 1’ profit or loss reserve. An analysis of the movement in deferred inception profit is provided on page 221.

Transaction costs are not included in the fair value calculation. Trade origination costs such as brokerage fees and post-trade costs are included in operating expenses. The future costs of administering the OTC derivative portfolio are also not included in fair value, but are expensed as incurred.

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•	Private equity

HSBC’s private equity positions are generally classified as available for sale and are not traded in active markets. In the absence of an active market, an investment’s fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors, as well as by reference to market valuations for similar entities quoted in an active market, or the price at which similar companies have changed ownership. The exercise of judgement is required because of uncertainties inherent in estimating fair value for private equity investments.

•	Debt securities, treasury and other eligible bills, and equities

The fair value of these instruments is based on quoted market prices from an exchange, dealer, broker, industry group or pricing service, when available. When unavailable, the fair value is determined by reference to quoted market prices for similar instruments.

Illiquidity and a lack of transparency in the market for debt securities backed by US sub-prime mortgages has resulted in less observable data being available. While quoted market prices are generally used to determine the fair value of these securities, valuation models are used to substantiate the reliability of the limited market data available and to identify whether any adjustments to quoted market prices are required.

In the absence of quoted market prices, fair value is determined using valuation techniques. The inputs to these valuation techniques are derived from observable market data and, where relevant, assumptions in respect of unobservable inputs. In respect of ABSs and mortgages, the assumptions may include prepayment speeds, default rates and loss severity based on collateral type, and performance as appropriate.

•	Derivatives

OTC (i.e. non-exchange traded) derivatives are valued using valuation models. Valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, such as interest rate swaps and European options, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices via model calibration procedures. Finally, some inputs are not observable, but can generally be estimated from historical data or other sources. Examples of inputs that are generally observable include foreign exchange spot and forward rates, benchmark interest rate curves and volatility surfaces for commonly traded option products. Examples of inputs that may be unobservable include volatility surfaces, in whole or in part, for less commonly traded option products, and correlations between market factors.

•	Loans including leveraged loans and loans held for securitisation

Loans held at fair value are valued from broker quotes and/or market data consensus providers when available. In the absence of an observable market, the fair value is determined using valuation techniques including discounted cash flow models, which incorporate assumptions regarding an appropriate credit spread for the loan derived from other market instruments issued by the same or comparable entities.

•	Structured notes

For structured notes whose fair value is derived from a valuation technique, the fair value will be derived from the fair value of the underlying debt security as described above, and the fair value of the embedded derivative determined as described in the section above on derivatives.

Fair value valuation bases

The following table provides an analysis of the various bases described above which have been deployed for valuing financial assets and financial liabilities measured at fair value in the consolidated financial statements:

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Bases of valuing financial assets and liabilities measured at fair value

		Valuation techniques:

	Quoted	using	with significant
	market	observable	non-observable
	price	inputs	inputs	Total
	US$m	US$m	US$m	US$m

At 30 June 2008
Assets
Trading assets	224,459	234,478	14,600	473,537
Financial assets designated at fair value	22,884	17,352	550	40,786
Derivatives	7,208	247,894	5,562	260,664
Financial investments: available-for-sale	92,881	162,860	7,986	263,727

Liabilities
Trading liabilities	143,134	188,130	9,347	340,611
Financial liabilities at fair value	27,097	62,503	158	89,758
Derivatives	7,998	240,779	2,580	251,357

At 31 December 2007
Assets
Trading assets	209,339	222,678	13,951	445,968
Financial assets designated at fair value	28,565	12,694	305	41,564
Derivatives	8,132	175,493	4,229	187,854
Financial investments: available-for-sale	77,045	187,677	8,510	273,232

Liabilities
Trading liabilities	140,629	167,967	5,984	314,580
Financial liabilities at fair value	37,709	52,230	–	89,939
Derivatives	8,879	171,444	3,070	183,393

Financial assets and liabilities measured at fair value with significant unobservable inputs are concentrated in trading assets and liabilities. At

30 June 2008 this represented 3 per cent of these assets and liabilities (31 December 2007: 3 per cent).

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs

	Assets				Liabilities

			Designated			Designated
			at fair value			at fair value
	Available	Held for	through		Held for	through
	for sale	trading	profit or loss	Derivatives	trading	profit or loss	Derivatives
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2008
Private equity investments	2,904	43	56	–	–	–	–
Asset-backed securities	4,495	3,655	–	–	–	–	–
Leveraged finance	–	3,376	–	–	–	–	–
Loans held for securitisation	–	4,125	–	–	–	–	–
Structured notes	–	240	–	–	7,548	–	–
Derivatives with monolines	–	–	–	1,284	–	–	–
Other derivatives	–	–	–	4,278	–	–	2,580
Other portfolios	587	3,161	494	–	1,799	158	–

	7,986	14,600	550	5,562	9,347	158	2,580

At 31 December 2007
Private equity investments	3,037	–	–	–	–	–	–
Asset-backed securities	4,223	2,073	–	–	300	–	–
Leveraged finance	–	3,349	–	–	–	–	–
Loans held for securitisation	–	5,100	–	–	–	–	–
Structured notes	–	–	–	–	5,396	–	–
Derivatives with monolines	–	–	–	1,010	–	–	–
Other derivatives	–	–	–	3,219	–	–	3,070
Other portfolios	1,250	3,429	305	–	288	–	–

	8,510	13,951	305	4,229	5,984	–	3,070

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At 30 June 2008, available-for-sale assets using a valuation technique with significant unobservable inputs, principally comprise various ABSs and private equity investments similar to the position at 31 December 2007. The reduction in financial instruments measured at fair value using a valuation technique with significant unobservable inputs in the first half of 2008 is due to an improvement in the liquidity of unquoted equity securities recognised within ‘Other portfolios’.

Trading assets valued using a valuation technique with significant unobservable inputs principally comprise various ABSs, loans held for syndication, leveraged loans underwritten by HSBC, and other portfolios. Other portfolios include holdings in various bonds, preference shares and corporate and mortgage loans. The increase in the period largely reflects the reduced availability of market observable inputs for the valuation of certain ABSs which necessitated reclassifying some of the existing exposures. This has been partially offset by a fall in the amount of bonds and mortgage loans classified in this category as a result of reduced asset valuations.

Derivative products valued using valuation techniques with significant unobservable inputs include certain types of correlation products, such as foreign exchange basket options, foreign exchange-interest rate hybrid transactions and long-dated option transactions. Examples of the latter are equity options, interest rate and foreign exchange options and certain credit derivatives. Credit derivatives include tranched credit default swap transactions. The increase in derivative assets during the period was mainly due to the reclassification of certain leveraged credit derivative transactions because widening credit spreads have increased the significance of unobservable credit spread volatilities.

Trading liabilities valued using a valuation technique with significant unobservable inputs have increased in the period in line with the issuance of equity linked structured note transactions. HSBC issues these notes to investors which provide the counterparty with a return that is linked to the performance of certain equity securities. The valuation of these securities is dependent upon the implied volatility of the reference equities which is often not observable for the maturity of the note.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and cannot be based on observable market data. The following table shows the sensitivity of fair values to reasonably possible alternative assumptions:

	Reflected in profit or loss		Reflected in equity

	Favourable	Unfavourable	Favourable	Unfavourable
	changes	changes	changes	changes
	US$m	US$m	US$m	US$m

At 30 June 2008
Derivatives, trading assets and trading liabilities[1]	1,176	(962)	–	–
Financial assets and liabilities designated at fair value	33	(28)	–	–
Financial investments: available for sale	–	–	860	(936)

At 31 December 2007
Derivatives, trading assets and trading liabilities[1]	602	(415)	–	–
Financial assets and liabilities designated at fair value	30	(30)	–	–
Financial investments: available for sale	–	–	529	(591)

1	Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these financial instruments are risk-managed.

The increase in the effect of changes in significant unobservable inputs in relation to derivatives, trading assets and trading liabilities in the period primarily reflects increased uncertainty in determining the fair value of credit derivative transactions executed against certain monoline insurers. In addition, there has been a general increase in structured derivative business exposures and the valuation measurement uncertainty of certain ABSs.

Changes in fair value recorded in the income statement

The following table quantifies the changes in fair values recognised in profit or loss during the period in respect of exposures where the fair value of these exposures is estimated using valuation techniques that incorporate significant assumptions that are not evidenced by prices from observable current market transactions in the same instrument, and are not based on observable market data:

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•	the table details the total change in fair value of these instruments; it does not isolate the component of the change that is attributable to the unobservable component;

•	instruments valued with significant unobservable inputs are frequently dynamically managed with instruments valued using observable inputs; the table does not include any changes in fair value of these latter instruments; and

•	for assets and liabilities valued using significant unobservable inputs at 30 June 2008 where these inputs were observable at 31 December 2007; the table reflects the full change in fair value of those instruments during the period.

Half-year to 30
June 2008
US$m
Recorded profit/(loss) on:
Derivatives, trading assets and trading liabilities	(1,415)
Financial assets and liabilities designated at fair value	13

The loss in the period primarily reflects reductions in the fair value of credit derivatives reclassified from using a valuation technique with significant observable inputs to significant unobservable inputs. In addition, other reductions occurred due to write-downs of MBSs, mortgage loans acquired for the purpose of securitisation and credit derivative transactions executed against monoline insurers.

Assessing available-for-sale assets for impairment

HSBC’s policy on impairment of available-for-sale assets is described on page 116. The following is a description of HSBC’s application of that policy.

An impairment review is carried out systematically and periodically of all available-for-sale assets and all available indicators are considered to determine whether there is any objective evidence that an impairment may have occurred, whether the result of a single loss event or the combined effect of several events.

Debt securities

For available-for-sale debt securities, objective evidence includes observable data or information about events specifically relating to the securities, which may result in a shortfall in recovery of future cash flows. These may include a significant financial difficulty of the issuer; a breach of contract, such as a default; bankruptcy or other financial reorganisation; or the disappearance of an active market for that debt security because of financial difficulties relating to the issuer.

These types of specific event and other factors such as information about the issuers’ liquidity, business and financial risk exposures, levels of and trends in default for similar financial assets, national and local economic trends and conditions, and the fair value of collateral and guarantees may be considered individually, or in combination, to determine if there is objective evidence of impairment of a debt security.

In assessing whether there is any objective evidence of impairment of available-for-sale ABSs at the balance sheet date, factors such as the performance of underlying collateral, the extent and depth of market price declines and changes in credit ratings are considered.

The population of available-for-sale ABSs at 30 June 2008 which have been identified to be the most at risk of impairment, includes residential MBSs backed by sub-prime and Alt-A mortgages originated in the US and CDOs with significant exposure to this sector. The estimated future cash flows of available-for-sale ABSs are assessed to determine whether any of these cash flows are unlikely to be recovered as a result of events occurring before the balance sheet date. The estimated future cash flows of residential MBSs are assessed by determining the future projected cash flows arising on the underlying collateral, taking into consideration the delinquency status of underlying loans, the probability of delinquent loans progressing to default and the subsequent proportion of the advances recoverable. A determination is made of cash flows on loans that are not delinquent as of the assessment date by applying a modelling approach which reflects observed progression rates to default. If the decline in projected cash flows from the underlying collateral exceeds the expected credit support, the investment is considered to be impaired.

The estimated future cash flows of CDOs are assessed by applying management’s expectations of losses arising from cumulative defaults on the underlying collateral occurring prior to the balance sheet date. A determination is made as to whether

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expected future losses will exceed the current credit support available to the CDOs.

Where a security benefits from a contract provided by a monoline insurer that insures payments of principal and interest, the expected recovery on this contract is assessed in determining the total expected credit support available to the ABS.

Equity securities

Objective evidence of impairment for available- for-sale equity securities may include specific information about the issuer as detailed above, but may also include information about significant changes that have taken place in the technological, market, economic or legal environments, which provide evidence that the cost of the equity securities may not be recovered. A significant or prolonged decline in the fair value of the asset below its cost is also objective evidence of impairment.

For impairment losses on available-for-sale debt and equity securities, see pages 103 and 99, respectively.

Fair values of financial instruments not carried at fair value

Financial instruments that are not measured at fair value on the balance sheet include loans and advances to banks and customers, debt securities, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities. Their fair values are, however, provided for information by way of note disclosure and are calculated as described below.

The calculation of fair value incorporates HSBC’s estimate of the amount at which financial assets could be exchanged, or financial liabilities settled, between knowledgeable, willing parties in an arm’s length transaction. It does not reflect the economic benefits and costs that HSBC expects to flow from the instruments’ cash flows over their expected future lives. Other reporting entities may use different valuation methodologies and assumptions in determining fair values for which no observable market prices are available, so comparisons of fair values between entities may not be meaningful and users are advised to exercise caution when using this data.

Since August 2007, the unstable market conditions in the US mortgage lending industry have resulted in a significant reduction in the secondary market demand for US consumer lending assets. Uncertainty over the extent and timing of future credit losses, together with an absence of liquidity for non-prime ABSs, continued to be reflected in a lack of bid prices at 30 June 2008. It is not possible to distinguish from the indicative market prices that are available the relative discount to nominal value within the fair value measurement that reflects cash flow impairment due to expected losses to maturity, from the discount that the market is demanding for holding an illiquid and out of favour asset. Under impairment accounting for loans and advances, there is no need nor requirement to adjust carrying values to reflect illiquidity as the intention is to fund assets until the earlier of prepayment, charge-off or repayment on maturity. Market fair values, on the other hand, reflect both incurred loss and loss expected through the life of the asset, a discount for illiquidity, and a credit spread which reflects the market’s current risk preferences rather than the credit spread applicable in the market at the time the loan was underwritten and funded.

The estimated fair values at 31 December 2007 and 30 June 2008 of loans and advances to customers in North America reflect the combined effect of these conditions. This results in fair values that are substantially lower than the carrying value of customer loans held on-balance sheet and lower than would otherwise be reported under more normal market conditions. Accordingly, the fair values reported do not reflect HSBC’s estimate of the underlying long-term value of the assets.

Fair values at the balance sheet date of the assets and liabilities set out below are estimated for the purpose of disclosure as follows:

(i)	Loans and advances to banks and customers

The fair value of loans and advances is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using discounted cash flow models. Performing loans are grouped, as far as possible, into homogeneous pools segregated by maturity and coupon rates. In general, contractual cash flows are discounted using HSBC’s estimate of the discount rate that a market participant would use in valuing instruments with similar maturity, repricing and credit risk characteristics.

The fair value of a loan portfolio reflects both loan impairments at the balance sheet date and estimates of market participants’ expectations of credit losses over the life of the loans.

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For impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

(ii)	Financial investments

The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that take into consideration the prices and future earnings streams of equivalent quoted securities.

(iii)	Deposits by banks and customer accounts

For the purposes of estimating fair value, deposits by banks and customer accounts are grouped by residual maturity. Fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities. The fair value of a deposit repayable on demand is assumed to be the amount payable on demand at the balance sheet date.

(iv)	Debt securities in issue and subordinated liabilities

Fair values are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments.

The fair values in this note are stated at a specific date and may be significantly different from the amounts which will actually be paid on the maturity or settlement dates of the instruments. In many cases, it would not be possible to realise immediately the estimated fair values given the size of the portfolios measured. Accordingly, these fair values do not represent the value of these financial instruments to HSBC as a going concern.

For all classes of financial instruments, fair value represents the product of the value of a single instrument, multiplied by the number of instruments held. No block discount or premium adjustments are made.

The fair values of intangible assets related to the businesses which originate and hold the financial instruments subject to fair value measurement, such as values placed on portfolios of core deposits, credit card and customer relationships, are not included above because they are not classified as financial instruments. Accordingly, an aggregation of fair value measurements does not approximate to the value of the organisation as a whole as a going concern.

The following table lists financial instruments whose carrying amount is a reasonable approximation of fair value because, for example, they are short-term in nature or reprice to current market rates frequently:

Assets
Cash and balances at central banks Items in the course of collection from other banks Hong Kong Government certificates of indebtedness Endorsements and acceptances Short-term receivables within ‘Other assets’ Accrued income

Liabilities
Hong Kong currency notes in circulation Items in the course of transmission to other banks Endorsements and acceptances Short-term payables within ‘Other liabilities’ Accruals

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 30 June 2008		At 31 December 2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Assets
Loans and advances to banks	256,981	256,944	237,366	237,374
Loans and advances to customers	1,049,200	1,013,869	981,548	951,850
Financial investments: debt securities	11,023	11,159	9,768	10,154
Liabilities
Deposits by banks	154,152	154,284	132,181	132,165
Customer accounts	1,161,923	1,161,845	1,096,140	1,095,727
Debt securities in issue	230,267	226,199	246,579	243,802
Subordinated liabilities	31,517	29,942	24,819	23,853

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Fair values of financial investments classified as held for sale which are not carried at fair value on the balance sheet

	At 30 June 2008		At 31 December 2007

	Carrying	Fair	Carrying	Fair
	amount	value[1]	amount	value[1]
	US$m	US$m	US$m	US$m
Assets classified as held for sale
Loans and advances to banks and customers	1,852	1,526	14	14
Financial investments: debt securities	37	37	27	27

1	The fair values exclude balances relating to the regional French banks sold on 2 July 2008 (see Note 22 on the Financial Statements).

Analysis of loans and advances to customers by geographical segment

	At 30 June 2008		At 31 December 2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	US$m	US$m	US$m	US$m
Loans and advances to customers
Europe	508,960	507,280	452,275	450,010
Hong Kong	99,741	99,368	89,638	89,908
Rest of Asia-Pacific	113,757	113,869	101,852	101,860
North America[1]	272,490	239,208	289,860	262,123
Latin America	54,252	54,144	47,923	47,949

	1,049,200	1,013,869	981,548	951,850

1	The reasons for the significant difference between carrying amount and fair value of loans and advances to customers in North America are discussed on page 135.

Special purpose entities

This section contains disclosures about HSBC-sponsored SPEs that are included in HSBC’s consolidated balance sheet, with a particular focus on SPEs containing exposures affected by recent turmoil in credit markets, and those that are not consolidated by HSBC under IFRSs. In addition to the disclosures about SPEs, information on other off-balance sheet arrangements has been included in this section.

HSBC enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs to facilitate or secure customer transactions.

HSBC structures that utilise SPEs are authorised centrally when they are established to ensure appropriate purpose and governance. The activities of SPEs administered by HSBC are closely monitored by senior management. HSBC’s involvement with SPE transactions is described below.

HSBC-sponsored SPEs

HSBC sponsors the formation of entities which are designed to accomplish certain narrow and well-defined objectives, such as securitising financial assets or effecting a lease and this requires a form of legal structure that restricts the assets and liabilities within the structure to the single purpose for which it was established. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls them. The qualitative and quantitative factors considered by HSBC when determining if HSBC controls an SPE are described on page 183 of the Annual Report and Accounts 2007.

HSBC reassesses the required consolidation accounting tests whenever there is a change in the substance of a relationship between HSBC and an SPE, for example, when the nature of HSBC’s involvement or the governing rules, contractual arrangements or capital structure of the SPE change. The most significant categories of SPEs are discussed in more detail below.

Structured investment vehicles and conduits

Structured investment vehicles

SIVs are SPEs which invest in diversified portfolios of interest-earning assets, generally funded through issues of commercial paper (‘CP’), medium-term notes (‘MTNs’) and other senior debt to take advantage of the spread differentials between the assets in the SIV and the funding cost. Prior to the implementation of Basel II, it was capital efficient to many bank investors to invest in highly-rated investment securities in this way. HSBC sponsored the establishment of two SIVs, Cullinan Finance

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Interim Management Report: Impact of Market Turmoil (continued)

Limited (‘Cullinan’) and Asscher Finance Limited (‘Asscher’), in 2005 and 2007, respectively. For reasons described in the Annual Report and Accounts 2007, HSBC consolidated Cullinan and Asscher in November 2007.

There are two main challenges for the SIV sector which could force asset sales: an inability to fund in the CP markets, and the sensitivity of the continuing operation of SIVs to changes in the market value of their underlying assets.

In order to remove the risk of having to make forced asset sales, HSBC established three new securities investment conduits (defined below on page 141) to take on the assets held in Cullinan and Asscher. Mazarin Funding Limited (‘Mazarin’), an asset backed CP conduit, and Barion Funding Limited (‘Barion’), a term-funding vehicle, were set up in respect of Cullinan; and Malachite Funding Limited (‘Malachite’), a term-funding vehicle, was set up in respect of Asscher. The investors in the capital notes issued by Cullinan and Asscher had the option of exchanging their existing capital notes for the capital notes of the new conduits. In addition, the new conduits agreed to purchase the assets in Cullinan and Asscher. As a result of this agreement the legal title of all Cullinan and Asscher’s assets were transferred to the new conduits. However, the transfer of the assets will be settled over a time period that coincides with the maturity of Cullinan and Asscher’s senior debt.

During the first half of 2008, 91.3 per cent of the remaining capital note holders in Asscher and all of the capital note holders in Cullinan elected to exchange their existing holdings for capital notes in the new conduits. The holders of such capital notes bear the risks of any actual losses arising in the new conduits up to US$2.4 billion, being the par value of their respective holdings. Prior to the exchanges of assets against capital note extinguishments, the par value of the capital notes was US$2.6 billion. On consolidation, in November 2007, the carrying value of the capital notes was written down by US$1.3 billion to reflect the fair value of the assets at date of consolidation. During the first half of 2008, further impairment charges of US$134 million have been recognised leaving a US$1.2 billion of first loss protection from capital notes holders.

At 30 June 2008, the assets in Cullinan and Asscher sold to the new conduits but not yet settled were as follows:

	Cullinan	Asscher
	US$bn	US$bn

Mazarin	0.6	–
Barion	3.2	–
Malachite	–	2.2

	3.8	2.2

Mazarin is funded by CP, MTN issuance and term repos, which benefit from a 100 per cent liquidity facility provided by HSBC. Barion and Malachite are funded by term finance provided by HSBC. Unlike the SIVs, where liquidity ultimately relies on the ability to sell assets for cash, the continuing operations of the new conduits are not as sensitive to market value fluctuations in their underlying assets. On establishment of the new conduits, HSBC concluded that it was appropriate to consolidate them onto its balance sheet.

Mazarin, Barion and Cullinan

An analysis of the assets held by Mazarin, Barion and Cullinan at 30 June 2008 and 31 December 2007 is set out below:

Ratings analysis of assets

	At 30 June 2008			2007	[1]

	Mazarin	Barion	Cullinan	Cullinan
	US$bn	US$bn	US$bn	US$bn

S&P ratings
AAA	9.4	3.0	2.5	22.2
AA	2.7	1.8	0.9	2.9
A	0.4	0.6	0.2	3.1
BBB	0.1	0.2	0.1	0.1
BB	–	0.1	–	–

Total investments	12.6	5.7	3.7	28.3
Cash and other assets	1.1	0.2	0.1	5.0

	13.7	5.9	3.8	33.3

Composition of asset portfolio

	At 30 June 2008			2007	[1]

	Mazarin	Barion	Cullinan	Cullinan
	US$bn	US$bn	US$bn	US$bn

Asset class Structured finance
Residential MBSs	4.4	2.0	0.8	11.2
Commercial MBSs	1.5	0.6	0.9	3.7
Student loan securities	1.7	0.1	0.2	2.2
Vehicle finance loans securities	0.2	0.1	–	0.3
Leverage loan securities	0.8	0.4	0.4	2.0
Other ABSs	1.6	0.2	0.5	6.4

	10.2	3.4	2.8	25.8

1	At 31 December 2007.

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	At 30 June 2008			2007	[1]

	Mazarin	Barion	Cullinan	Cullinan
	US$bn	US$bn	US$bn	US$bn

Finance
Commercial bank securities and deposits	1.7	1.6	0.8	6.3
Investment bank debt securities	1.8	0.9	0.2	0.7
Finance company debt securities	–	–	–	0.5

	3.5	2.5	1.0	7.5

	13.7	5.9	3.8	33.3

The reduction in Cullinan’s asset portfolio from US$33.3 billion at 31 December 2007 to US$3.8 billion at 30 June 2008 reflects asset sales to the new conduits, exchanges of assets against capital note extinguishments with HSBC and third parties, as well as amortisation and fair value movements of the portfolio.

Exposure to US sub-prime and Alt-A
	At 30 June 2008			2007	[1]

	Mazarin	Barion	Cullinan	Cullinan
	US$bn	US$bn	US$bn	US$bn

US sub-prime mortgages	0.4	1.5	0.1	3.2
Alt-A	2.5	0.1	0.1	4.4

	2.9	1.6	0.2	7.6

During the first half of 2008, the credit ratings of certain ABSs, many with exposures to US sub-prime and Alt-A mortgages, were downgraded by rating agencies. As at 30 June 2008, 84 per cent remain AAA rated (31 December 2007: all the assets exposed to US sub-prime and Alt-A mortgages were AAA rated).

Total assets by balance sheet classification
	At 30 June 2008			2007	[1]

	Mazarin	Barion	Cullinan	Cullinan
	US$bn	US$bn	US$bn	US$bn

Derivative assets	–	–	–	0.2
Loans and advances to banks	0.6	0.1	–	2.4
Financial investments	13.0	5.8	3.8	30.5
Other assets	0.1	–	–	0.2

	13.7	5.9	3.8	33.3

Weighted average maturity of assets
	At 30 June 2008			2007	[1]

	Mazarin	Barion	Cullinan	Cullinan
	US$bn	US$bn	US$bn	US$bn

0-6 months	0.2	0.2	0.4	6.1
6-12 months	0.5	0.1	–	1.6
Over 12 months	13.0	5.6	3.4	25.6

	13.7	5.9	3.8	33.3

The weighted average lives of the portfolios at 30 June 2008 were 4.3 years for Mazarin, 4.1 years for Barion and 4.4 years for Cullinan (31 December 2007: 4 years).

Funding structure
	At 30 June		At 31 December
	2008		2007

		Provided		Provided
	Total	by HSBC	Total	by HSBC
	US$bn	US$bn	US$bn	US$bn

Mazarin
Capital notes	0.7	–	–	–
Commercial paper	9.9	9.4	–	–
Medium-term notes	2.3	0.6	–	–
Term repos executed	2.4	2.4	–	–

	15.3	12.4	–	–

	At 30 June		At 31 December
	2008		2007

		Provided		Provided
	Total	by HSBC	Total	by HSBC
	US$bn	US$bn	US$bn	US$bn

Barion
Capital notes	0.2	–	–	–
Medium-term notes	2.7	2.7	–	–
Term repos executed	3.6	3.6	–	–

	6.5	6.3	–	–

Cullinan
Capital notes	–	–	1.0	–
Commercial paper .	2.0	2.0	5.3	2.3
Medium-term notes	1.6	0.3	19.7	3.8
Term repos executed	0.3	0.3	7.1	7.1

	3.9	2.6	33.1	13.2

The weighted average lives of CP funding liabilities were 0.3 years for Mazarin and 0.6 years for Cullinan (2007: 0.56 years), and the weighted average lives of MTN funding liabilities were 4.2 years for Mazarin, 10.9 years for Barion and 0.3 years for Cullinan (2007: 1.13 years). Cullinan’s CP and MTN funding will be repaid when they fall due using the proceeds of asset sales to Mazarin and Barion at a pre-agreed price.

1	At 31 December 2007.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

HSBC’s maximum exposure

•	Mazarin:

HSBC is exposed to the par value of Mazarin’s assets through the provision of a liquidity facility equal to the lesser of the amortised cost of issued super senior debt and the amortised cost of non-defaulted assets.

At 30 June 2008 HSBC’s maximum exposure amounted to US$14.2 billion.

First loss protection is provided through the capital notes held by third parties.

•	Barion:

Barion is term funded by HSBC, consequently HSBC’s maximum exposure to the conduit is represented by the amortised cost of the debt required to support the non-cash assets of the vehicle. At 30 June 2008 this amounted to US$6.2 billion.

First loss protection is provided through the capital notes held by third parties.

•	Cullinan:

As discussed on page 138, Mazarin and Barion agreed to purchase the assets in Cullinan. The capital and liquidity structure of Mazarin and Barion determines HSBC’s maximum exposure to Cullinan. At 30 June 2008 HSBC’s maximum exposure was US$4.2 billion (31 December 2007: US$32.8 billion).

HSBC’s maximum exposure is greater than the present level of funding provided by HSBC to Cullinan because the senior debt in Cullinan held by third parties is expected to benefit from term funding or liquidity facilities provided by HSBC following the transfer of the assets to Mazarin and Barion.

Malachite and Asscher

An analysis of the assets held by Malachite and Asscher at 30 June 2008 and 31 December 2007 is set out below.

Ratings analysis of assets
	At 30 June 2008		2007	[1]

	Malachite	Asscher	Asscher
	US$bn	US$bn	US$bn

S&P ratings
AAA	2.8	2.0	6.1
AA	0.5	0.1	0.4
A	0.2	0.1	0.3
BBB	0.1	–	–

Total investments	3.6	2.2	6.8
Cash and other assets	0.1	–	0.6

	3.7	2.2	7.4

Composition of asset portfolio

	At 30 June 2008		2007	[1]

	Malachite	Asscher	Asscher
	US$bn	US$bn	US$bn

Asset class Structured finance
Residential MBSs	1.3	1.0	3.3
Commercial MBSs	0.3	0.8	1.3
Student loan securities	0.4	–	0.4
Leverage loan securities	0.7	0.1	0.8
Other ABSs	0.2	0.3	0.5

	2.9	2.2	6.3

Finance
Commercial bank securities and deposits	0.3	–	1.0
Investment bank debt securities	0.5	–	0.1

	0.8	–	1.1

	3.7	2.2	7.4

The reduction in Asscher’s asset portfolio from US$7.4 billion at 31 December 2007 to US$2.2 billion at 30 June 2008 reflects asset sales to the new conduits, exchanges of assets against capital note extinguishments with HSBC and third parties, as well as amortisation and fair value movements of the portfolio.

Exposure to US sub-prime and Alt-A
	At 30 June 2008		2007	[1]

	Malachite	Asscher	Asscher
	US$m	US$m	US$m

US sub-prime mortgages	70	125	316
Alt-A	643	394	1,451

	713	519	1,767

1	At 31 December 2007.

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During the first half of 2008, the credit ratings of certain ABSs, many with exposures to US sub-prime and Alt-A mortgages, were downgraded by rating agencies. As at 30 June 2008, 84 per cent remain AAA rated (31 December 2007: all the assets exposed to US sub-prime and Alt-A mortgages were AAA rated).

Total assets by balance sheet classification

	At 30 June 2008		2007	[1]

	Malachite	Asscher	Asscher
	US$bn	US$bn	US$bn

Derivative assets	–	–	0.1
Loans and advances to banks	0.1	–	0.7
Financial investments	3.6	2.2	6.6

	3.7	2.2	7.4

Weighted average maturity of assets

	At 30 June 2008		2007	[1]

	Malachite	Asscher	Asscher
	US$bn	US$bn	US$bn

0-6 months	–	–	0.8
6-12 months	0.2	0.2	0.6
Over 12 months	3.5	2.0	6.0

	3.7	2.2	7.4

1	At 31 December 2007.

The weighted average lives of the portfolios at 30 June 2008 were 4.0 years for Malachite and 2.6 years for Asscher (31 December 2007: 3.7 years).

Funding structure

	At 30 June 2008		At 31 December 2007

		Provided		Provided
		by		by
	Total	HSBC	Total	HSBC
	US$bn	US$bn	US$bn	US$bn
Malachite
Capital notes	0.3	–	–	–
Medium-term notes	0.3	0.3	–	–
Term repos executed	3.6	3.6	–	–

	4.2	3.9	–	–

Asscher
Capital notes	–	–	0.3	–
Commercial paper	–	–	2.0	0.1
Medium-term notes	2.1	0.1	3.5	1.5
Term repos executed	0.2	0.2	1.6	1.1

	2.3	0.3	7.4	2.7

The weighted average lives of MTN funding liabilities for Asscher was 0.1 years (31 December 2007: 1.03 years) and 5.12 years for Malachite. These MTNs will be repaid when they fall due using the proceeds from asset sales to Malachite at a pre-agreed price. There was no outstanding CP at 30 June 2008; the weighted average lives of CP funding at 31 December 2007 was 0.44 years.

HSBC’s maximum exposure

•	Malachite:

Malachite is term funded by HSBC, consequently HSBC’s maximum exposure to the conduit is represented by the amortised cost of the debt required to support the non-cash assets of the vehicle. At 30 June 2008, this amounted to US$3.9 billion.

First loss protection is provided through the capital notes held by third parties.

•	Asscher:

As discussed on page 138, Malachite agreed to purchase the assets in Asscher. The capital and liquidity structure of Malachite determines HSBC’s maximum exposure to Asscher. At 30 June 2008, HSBC’s maximum exposure was US$2.3 billion (31 December 2007: US$7.2 billion).

HSBC’s maximum exposure is greater than the present level of funding provided by HSBC to Asscher because the senior debt in Asscher held by third parties is not expected to be refinanced in the market following the transfer of the assets to Malachite.

Conduits

HSBC sponsors and manages two types of conduits which issue CP; multi-seller conduits and securities investment conduits. HSBC has consolidated these conduits from inception because it is exposed to the majority of risks and rewards of ownership.

Securities investment conduits

Solitaire purchases highly rated ABSs to facilitate tailored investment opportunities. HSBC’s other securities investment conduits, Mazarin, Barion and Malachite evolved from the restructuring of HSBC’s sponsored SIVs and are discussed above.

The following tables analyse the assets held by Solitaire at 30 June 2008 is set out below:

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

Solitaire – Ratings analysis of assets

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn
S&P ratings
AAA	16.0	20.8
AA	0.8	–
A	0.5	–
BBB	0.2	–

Total investments	17.5	20.8
Cash and other assets	0.2	0.8

	17.7	21.6

Solitaire – Composition of asset portfolio

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn
Asset class
Structured finance
Residential MBSs	6.7	9.3
Commercial MBSs	3.5	3.7
Student loan securities	3.1	3.5
Vehicle finance loans securities	0.1	0.1
Leverage loan securities	2.2	2.2
Other ABSs	1.9	2.2

	17.5	21.0
Finance
Commercial bank securities and deposits	0.2	0.6

	17.7	21.6

Solitaire – Exposure to US sub-prime and Alt-A

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

US sub-prime mortgages	1.3	1.9
Alt-A	3.4	5.3

	4.7	7.2

It should be noted that securities purchased by Solitaire typically benefit from substantial transaction specific credit enhancements for example, first loss tranches and/or excess spread, which absorb any credit losses before they would fall on the tranche held by Solitaire.

During the first half of 2008, the credit ratings of certain ABSs, many with exposures to US sub-prime and Alt-A mortgages, were downgraded by rating agencies. At 30 June 2008, 89 per cent remain AAA rated (31 December 2007: all the assets exposed to US sub-prime and Alt-A mortgages were AAA rated).

Solitaire – Total assets by balance sheet classification

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

Financial instruments designated at fair value	0.1	0.1
Derivative assets	–	0.1
Loans and advances to banks	–	0.2
Financial investments	17.5	20.6
Other assets	0.1	0.6

	17.7	21.6

Solitaire – Weighted average maturity of assets

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

0-6 months	1.4	0.3
6-12 months	–	0.3
Over 12 months	16.3	21.0

	17.7	21.6

The weighted average life of the portfolio at 30 June 2008 was 5.5 years (31 December 2007: 5.3 years).

Solitaire – Funding structure

		Provided
	Total	by HSBC
	US$bn	US$bn
At 30 June 2008
Commercial paper	21.0	8.0
Term repos executed	0.6	0.6

	21.6	8.6

At 31 December 2007
Commercial paper	23.0	7.8

The weighted average life of CP funding liabilities at 30 June 2008 was 0.1 years (31 December 2007: 0.44 years).

Solitaire – HSBC’s maximum exposure

CP issued by Solitaire benefits from a 100 per cent liquidity facility provided by HSBC. First loss credit protection, after any transaction specific credit enhancement (described above) and retained reserves, is provided by HSBC in the form of a letter of credit with a notional value US$1.2 billion at 30 June 2008 (31 December 2007: US$1.2 billion).

HSBC’s maximum exposure to Solitaire is limited to the amortised cost of non-cash equivalent assets, which reflects the risk that HSBC may be required to fund the vehicle in the event the debt is redeemed without reinvestment from third parties.

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HSBC’s maximum exposure at 30 June 2008 amounted to US$21.6 billion (31 December 2007: US$25.7 billion).

Multi-seller conduits

These vehicles were established for the purpose of providing access to flexible market-based sources of finance for HSBC’s clients, for example, to finance discrete pools of third party-originated vehicle finance loan receivables. HSBC’s principal multi-seller conduits are Regency Assets Limited (‘Regency’), Bryant Park Funding Limited LLC (‘Bryant Park’), Abington Square Funding LLC (‘Abington Square’) and Performance Trust.

The multi-seller conduits purchase or fund interests in diversified pools of third party assets financed by the issuance of CP. The cash flows received by the conduits from the third party assets are used to service the funding, and to provide a commercial rate of return for HSBC for structuring, various other administrative services and the liquidity support it provides to the conduits. The asset pools acquired by the conduits are structured so that on the back of the credit enhancement the conduits receive, equating to senior investment grade ratings and the benefit of liquidity facilities typically provided by HSBC, the CP issued by the multi-seller conduits is itself highly rated.

During the first half of 2008, the finance provided by HSBC to Abington Square Funding LLC at the end of 2007 was repaid using the proceeds received from refinancing the assets within the conduit. At 30 June 2008, the conduit did not enter into any new securitisation transactions.

An analysis of the assets held by the multi-seller conduits is set out below:

Multi-seller conduits – Total assets by balance sheet classification

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

Loans and advances to customers	15.8	14.9
Financial investments	–	0.5
Other assets	0.4	0.4

	16.2	15.8

Composition of collateral supporting multi-seller conduit assets

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn
Asset class
Structured finance
Vehicle loans and equipment leases	4.2	3.6
Consumer receivables	0.7	0.8
Credit card receivables	1.1	1.5
Residential MBSs	1.7	2.0
Commercial MBSs	0.2	0.1
Auto floor plan	2.5	2.0
Trade receivables	2.7	3.1
Other ABSs	2.4	2.3

	15.5	15.4
Finance
Commercial bank securities and deposits	0.2	–
Investment bank securities	0.5	0.4

	0.7	0.4

	16.2	15.8

Exposure to US sub-prime and Alt-A

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

US sub-prime mortgages	–	0.1
Alt-A	–	–

	–	0.1

Weighted average maturity of assets

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

0-6 months	5.8	5.6
6-12 months	1.9	2.5
Over 12 months	8.5	7.7

	16.2	15.8

These revolving credit facilities will predominantly have expected average lives with maturities of less than 12 months, but typically have a range of 1 to 60 months.

Multi-seller conduits – HSBC’s maximum exposure

HSBC provides transaction specific liquidity facilities to each of its multi-seller conduits, these are designed to be drawn in order to ensure the repayment of the CP issued. At 30 June 2008, the committed liquidity facilities amounted to US$20.5 billion (31 December 2007: US$21.2 billion).

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

First loss protection is provided through other transaction specific credit enhancements, for example, over-collateralisation and excess spread. These credit enhancements are provided by the originator of the assets and not HSBC. In addition, a layer of secondary loss protection is provided by HSBC in the form of a programme-wide enhancement facility, and at 30 June 2008 this amounted to US$0.7 billion (31 December 2007: US$0.7 billion). HSBC’s maximum exposure is equal to the transaction specific liquidity facilities offered to the multi-seller conduits, as described above.

The liquidity facilities are set to support total commitments and therefore exceed the funded assets as of 30 June 2008.

In consideration of the significant first loss protection afforded by the structure, the credit enhancement and a range of indemnities provided by the various obligors, HSBC carries only a minimal risk of loss from the programme.

Asset analysis by geographical origination

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

Europe	7.3	7.4
Hong Kong	–	–
Rest of Asia-Pacific	1.2	1.0
North America	6.3	6.3
Latin America	1.4	1.1

	16.2	15.8

Money market funds

HSBC has established and manages a number of money market funds which provide customers with tailored investment opportunities. These SPEs have narrow and well-defined objectives and typically HSBC does not have any holdings in the SPEs of sufficient size to represent the majority of the risks and rewards of ownership; accordingly, these funds are not typically consolidated in HSBC.

The structure of assets within the money market funds is designed to meet the liabilities of the funds to their investors who have no recourse other than to the assets in the fund. Typically, money market funds are constrained in their operations should the value of their assets and their rating fall below predetermined thresholds. The risks to HSBC are, therefore, contingent and relate to the reputational damage which could occur if an HSBC-sponsored money market fund was thought to be unable to meet withdrawal requests on a timely basis or in full.

In aggregate, HSBC had established money market funds which had total assets of US$113 billion at 30 June 2008 (31 December 2007: US$92 billion).

These are the main sub-categories of money market funds:

•	US$78 billion (31 December 2007:
US$57 billion) in Constant Net Asset Value (‘CNAV’) funds, which invest in shorter-dated and highly-rated money market securities with the objective of providing investors with a highly liquid and secure investment;

•	US$9 billion (31 December 2007:
US$12 billion) in French domiciled dynamique (‘dynamic’) funds and Irish ‘enhanced’ funds, together Enhanced Variable Net Asset Value (‘Enhanced VNAV’) funds, which invest in longer-dated money market securities to provide investors with a higher return than traditional money market funds; and

•	US$26 billion (31 December 2007: US$23 billion) in various other money market Variable Net Asset Value (‘VNAV’) funds, including funds domiciled in Brazil, France, India, Mexico and other countries.

These money market funds invest in a diverse portfolio of highly-rated debt instruments, including limited holdings in instruments issued by SIVs. At 30 June 2008, these funds’ exposure to SIVs was US$1.6 billion (31 December 2007: US$3.9 billion).

Constant Net Asset Value funds

CNAV funds price their assets on an amortised cost basis, subject to the amortised book value of the portfolio being within 50 basis points of its market value. This enables CNAV funds to create and liquidate shares in the fund at a constant price. If the amortised value of the portfolio were to vary by more than 50 basis points from its market value, the CNAV fund would be required to price its assets at market value, and consequently would no longer be able to create or liquidate shares at a constant price. This is commonly known as ‘breaking the buck’.

Investments made by the CNAV funds in senior notes issued by SIVs continued to deteriorate in valuation terms during the first half of 2008. These represented only 1.5 per cent of the value of investments in the CNAV funds, but in order to mitigate any forced sale of liquid assets to meet potential redemptions, HSBC provided three additional letters of indemnity in the first half of 2008, bringing the total indemnities provided by HSBC to US$117 million at 30 June 2008

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(31 December 2007: US$41 million). The total assets under management (‘AUM’) of the funds where indemnities have been provided amounted to US$46.8 billion at 30 June 2008 (31 December 2007: US$27.1 billion)

The provision of limited indemnities to these funds did not result in HSBC consolidating the funds because HSBC was not exposed to the majority of the risks and rewards of ownership and the investors continue to bear the first loss.

During the first half of 2008, four of the SIVs in which HSBC’s CNAV funds had invested were placed in enforcement, the process by which the winding down of the independent SIVs and repaying secured creditors begins. At 30 June 2008, the CNAV funds held notes issued by third party sponsored SIVs in enforcement amounting to US$0.6 billion (31 December 2007: US$0.3 billion).

HSBC’s maximum exposure

HSBC’s maximum exposure to consolidated CNAV funds is represented by HSBC’s investment in the units of each CNAV fund, and by the maximum limit of the letters of limited indemnity provided to the CNAV funds. HSBC’s exposure at 30 June 2008 amounted to US$0.8 billion (31 December 2007: US$1.3 billion) and US$0.1 billion (31 December 2007: US$1.3 billion), for investment in units within the CNAV funds and letters of limited indemnity, respectively.

Enhanced Variable Net Asset Value funds

Enhanced VNAV funds price their assets on a fair value basis and consequently prices may change from one day to the next. These funds pursue an ‘enhanced’ investment strategy, as part of which investors accept greater credit and duration risk in the expectation of higher returns.

As part of action taken in respect of these funds in the second half of 2007, HSBC acquired the underlying assets and shares in two of its French dynamic money market funds. HSBC’s aggregate holding in these funds at 30 June 2008 was €0.6 billion (US$0.9 billion) and at 31 December 2007 was €0.9 billion (US$1.4 billion). As a result of continued redemptions by unit holders in the period to 30 June 2008, HSBC’s holding in the two funds increased to a level where it obtained the majority of the risks and rewards of ownership, and therefore consolidated these funds.

HSBC’s maximum exposure

HSBC’s maximum exposure to consolidated and unconsolidated Enhanced VNAV and unconsolidated VNAV funds is represented by HSBC’s investment in the units of each fund. HSBC’s maximum exposure at 30 June 2008 amounted to US$6.6 billion (31 December 2007: US$5.9 billion) and US$200 million (31 December 2007: US$260 million), for enhanced VNAV and VNAV funds, respectively.

Total assets of HSBC’s money market funds which are on-balance sheet by balance sheet classification

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

Trading assets	0.5	0.7
Financial instruments designated at fair value	7.0	5.0

	7.5	5.7

Non-money market investment funds

HSBC through its fund management business has also established a large number of non-money market funds to enable customers to invest in a range of assets, typically equities and debt securities. At the launch of a fund HSBC, as fund manager, typically provides a limited amount of initial capital known as ‘seed capital’ to enable the fund to start purchasing assets. These holdings are normally redeemed over time. The majority of these funds are off-balance sheet because, in view of HSBC’s limited economic interest, HSBC does not have the majority of the risks and rewards of ownership. As the non-money market funds explicitly provide tailored risk to investors, the risk to HSBC is restricted to HSBC’s own investments in the funds.

In aggregate, HSBC had established non-money market funds which had total assets of US$276.2 billion at 30 June 2008 (31 December 2007: US$288.8 billion).

These are the main sub-categories of non-money market funds:

•	US$119.9 billion (31 December 2007: US$132 billion) in specialist funds, which comprise fundamental active specialists and active quantitative specialists;

•	US$125.2 billion (31 December 2007: US$126.4 billion) in local investment management funds, which invest in domestic products, primarily for retail and private clients; and

•	US$31.1 billion (31 December 2007: US$30.4 billion) in multi-manager funds, which

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

offer fund of funds and manager of manager products across a diversified portfolio of assets.

Total assets of HSBC’s non-money market funds which are on-balance sheet by balance sheet classification

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

Cash	1.1	0.4
Trading assets	0.1	0.5
Financial instruments designated at fair value	6.4	3.0
Financial investments	0.2	0.2

	7.8	4.1

HSBC’s maximum exposure

HSBC’s maximum exposure to consolidated and unconsolidated non-money market funds is represented by HSBC’s investment in the units of each respective fund. HSBC’s exposure at 30 June 2008 amounted to US$6.5 billion (31 December 2007: US$6.0 billion).

Securitisations

HSBC uses SPEs to securitise customer loans and advances it has originated, mainly in order to diversify its sources of funding for asset origination and for capital efficiency. In such cases, the loans and advances are transferred by HSBC to the SPEs for cash, and the SPEs issue debt securities to investors to fund the cash purchases. Credit enhancements to the underlying assets may be used to obtain investment grade ratings on the senior debt issued by the SPEs. Except in one instance, these securitisations are all consolidated by HSBC. HSBC has also established securitisation programmes in the US and Germany where third party originated loans are securitised. The majority of these vehicles are not consolidated by HSBC as it is not exposed to the majority of risks and rewards of ownerships in the SPEs.

In addition, HSBC uses SPEs to mitigate the capital absorbed by some of its originated customer loans and advances. Credit derivatives are used to transfer the credit risk associated with such customer loans and advances to an SPE. These securitisations are commonly known as synthetic securitisations. These SPEs are consolidated where HSBC is exposed to the majority of risks and rewards of ownership.

Total assets of HSBC’s securitisations which are on-balance sheet, by balance sheet classification

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

Trading assets	1.8	3.6
Loans and advances to customers.	60.4	69.6
Financial investments	–	0.1
Other assets	1.3	1.3
Derivatives	0.3	0.1

	63.8	74.7

These assets include US$1.8 billion (31 December 2007: US$3.6 billion) of exposure to US sub-prime mortgages.

HSBC’s maximum exposure

The maximum exposure is the aggregate of any holdings of notes issued by these vehicles and the reserve account positions intended to provide credit support under certain pre-defined circumstances to senior note holders. HSBC is not obligated to provide further funding. At 30 June 2008, HSBC’s maximum exposure to consolidated and unconsolidated securitisations amounted to US$31.1 billion (31 December 2007: US$31 billion).

Other

HSBC also establishes SPEs in the normal course of business for a number of purposes, for example, structured credit transactions for customers to provide finance to public and private sector infrastructure projects, and for asset and structured finance (‘ASF’) transactions.

Structured credit transactions

HSBC provides structured credit transactions to third party professional and institutional investors who wish to obtain exposure, sometimes on a leveraged basis, to a reference portfolio of debt instruments. In such structures, the investor receives rewards referenced to the underlying portfolio by purchasing notes issued by the SPEs. HSBC enters into contracts with the SPEs, generally in the form of derivatives, in order to pass the required risks and rewards of the reference portfolios to the SPEs. HSBC’s risk in relation to the derivative contracts with the SPEs is managed within HSBC’s trading market risk framework (see Market Risk on page 183). In certain transactions HSBC is exposed to risk often referred to as gap risk. Gap risk typically arises in transactions where the aggregate potential claims against the SPE by HSBC pursuant to one or more derivatives could be greater than the

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value of the collateral held by the SPE and securing such derivatives. HSBC often mitigates such gap risk through incorporation of features which allow for deleveraging, a managed liquidation of the portfolio, or other mechanisms embedded in the SPE transaction. Following the operation of such risk reduction mechanisms, HSBC has, in certain circumstances, retained all or a portion of the underlying exposure in the transaction. Where such exposure represents ABSs, such exposure retained has been included in ‘Nature and extent of HSBC’s exposures’ on page 117.

The transactions are facilitated through SPEs to enable the notes issued to the investors to be rated. The SPEs are not consolidated by HSBC because the investors bear substantially all the risks and rewards of ownership through the notes. An exception would be made when HSBC itself holds a majority of the notes issued by particular SPEs.

The total fair value of liabilities (notes issued and derivatives) in structured credit transaction SPEs was US$21.9 billion at 30 June 2008 (31 December 2007: US$23.6 billion). These amounts included US$0.2 billion (31 December 2007: US$0.1 billion) in SPEs that were consolidated by HSBC.

Other uses of SPEs

HSBC participates in Public-Private Partnerships to provide financial support for infrastructure projects initiated by government authorities. The funding structure is commonly achieved through the use of SPEs. HSBC consolidates these SPEs when it is exposed to the majority of risks and rewards of the vehicles.

HSBC’s ASF business specialises in leasing and arranging finance for aircraft and other physical assets, which it is customary to ring-fence through the use of SPEs, and in structured loans and deposits, where SPEs introduce cost efficiencies. HSBC consolidates these SPEs when the substance of the relationship indicates that HSBC controls the SPE.

HSBC’s risks and rewards of ownership in these SPEs are in respect of its on-balance sheet assets and liabilities.

Maximum exposures to SPEs

The following tables show the total assets of the various types of SPEs, and the amount and types of funding provided by HSBC to these SPEs. The tables also show HSBC’s maximum exposure to the SPEs, and within that exposure the types of liquidity and credit enhancements provided by HSBC. The maximum exposures to SPEs represent HSBC’s maximum possible risk exposure that could occur as a result of the Group’s arrangements and commitments to SPEs. The maximum amounts are contingent in nature, and may arise as a result of drawdowns under liquidity facilities, where these have been provided, any other funding commitments, or as a result of any loss protection provided by HSBC to the SPEs. The conditions under which such exposure might arise differ depending on the nature of each SPE and HSBC’s involvement with it. The aggregation of such maximum exposures across the different forms of SPEs results in a theoretical total maximum exposure number. The elements of the maximum exposure to an SPE are not necessarily additive and a detailed explanation of how maximum exposures are determined is provided under each category of SPE.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

HSBC’s maximum exposure to consolidated SPEs affected by the recent market turmoil

					Non-money market funds
		Securities
		investment	Multi-seller	Enhanced	Specialist	Local	Securit-
	SIVs	conduits[1]	conduits	VNAV funds	funds	funds[2]	isations[3]	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2008
Total assets	6.0	41.0	16.2	7.5	0.8	7.0	63.8	0.2	142.5
Direct lending[4]	–	–	–	–	–	–	1.8	–	1.8
ABSs[4]	5.0	33.8	–	–	–	–	–	0.1	38.9
Other	1.0	7.2	16.2	7.5	0.8	7.0	62.0	0.1	101.8

Funding provided by HSBC	2.9	31.2	3.2	6.6	0.3	4.6	0.6	–	49.4
CP	2.0	17.4	3.2	–	–	–	–	–	22.6
MTNs	0.4	3.6	–	–	–	–	0.4	–	4.4
Junior notes	–	–	–	–	–	–	0.2	–	0.2
Term repos executed	0.5	10.2	–	–	–	–	–	–	10.7
Investments in funds	–	–	–	6.6	0.3	4.6	–	–	11.5

Total maximum exposure to consolidated SPEs	6.5	45.9	20.5	6.6	0.3	4.6	30.8	0.1	115.3

Liquidity and credit enhancements
Deal-specific liquidity facilities	–	–	20.5	–	–	–	–	–	20.5
Programme-wide liquidity facilities	0.5	35.7	–	–	–	–	–	–	36.2
Programme-wide limited credit enhancements	–	1.2	0.7	–	–	–	–	–	1.9
Other liquidity and credit enhancements	–	–	–	–	–	–	0.2	–	0.2

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					Non-money market funds
		Securities
		investment	Multi-seller	Enhanced	Specialist	Local	Securit-
	SIVs	conduits[1]	conduits	VNAV funds	funds	funds[2]	isations[3]	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

At 31 December 2007
Total assets	40.7	21.6	15.8	5.7	1.0	3.1	74.7	0.1	162.7
Direct lending[4]	–	–	–	–	–	–	3.6	–	3.6
ABSs[4]	36.2	21.0	–	–	–	–	–	–	57.2
Other	4.5	0.6	15.8	5.7	1.0	3.1	71.1	0.1	101.9

Funding provided by HSBC	15.9	7.8	8.6	4.6	0.4	2.8	1.0	–	41.1
CP	2.4	7.8	8.6	–	–	–	–	–	18.8
MTNs	5.3	–	–	–	–	–	0.3	–	5.6
Junior notes	–	–	–	–	–	–	0.7	–	0.7
Term repos executed	8.2	–	–	–	–	–	–	–	8.2
Investments in funds	–	–	–	4.6	0.4	2.8	–	–	7.8

Total maximum exposure to consolidated SPEs	40.0	25.7	21.2	4.6	0.4	2.8	30.6	0.1	125.4
Liquidity and credit enhancements
Deal-specific liquidity facilities	–	–	21.2	–	–	–	–	–	21.2
Programme-wide liquidity facilities	0.8	25.7	–	–	–	–	–	–	26.5
Programme-wide limited credit enhancements	–	0.2	0.7	–	–	–	–	–	0.9
Other liquidity and credit enhancements	–	–	–	–	–	–	0.2	–	0.2

1	The securities investment conduits include Mazarin, Barion, Malachite and Solitaire.
2	Local investment management funds.
3	Also includes consolidated SPEs that hold mortgage loans held at fair value.
4	These assets only include those measured at fair value. For details on the geographical origin of the mortgage loans held at fair value and ABSs, including those represented by MBSs and CDOs held in consolidated SIVs and securities investment conduits, see ‘Nature and extent of HSBC’s exposures’ on page 118. The geographical origin of the loans and receivables held by the multi-seller conduits is disclosed on page 144.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Impact of Market Turmoil (continued)

HSBC’s maximum exposure to unconsolidated SPEs

	Securitisations[1]		Money market funds[1]			Non-money market funds[1]

	HSBC	Non-HSBC		Enhanced				Multi-
	originated	originated	CNAV	VNAV	VNAV	Specialist	Local	manager
	assets	assets[2]	funds	funds	funds	funds	funds[3]	funds	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
At 30 June 2008
Total assets	0.8	15.0	77.7	1.3	26.3	119.1	118.2	31.1	23.6	413.1
Funding provided by HSBC	–	0.3	0.8	–	0.2	0.1	1.5	–	7.3	10.2
MTNs	–	0.3	–	–	–	–	–	–	7.3	7.6
Investments in funds	–	–	0.8	–	0.2	0.1	1.5	–	–	2.6
Total maximum exposure to unconsolidated SPEs	–	0.3	0.8	–	0.2	0.1	1.5	–	3.1	6.0
Liquidity and credit enhancements Indemnities	–	–	0.1	–	–	–	–	–	–	0.1
At 31 December 2007
Total assets	0.9	16.0	56.8	6.2	22.3	131.0	123.6	30.0	23.5	410.3
Funding provided by HSBC	–	0.4	1.3	1.3	0.3	0.1	2.6	0.1	7.2	13.3
MTNs	–	0.3	–	–	–	–	–	–	7.2	7.5
Mezzanine notes	–	0.1	–	–	–	–	–	–	–	0.1
Investments in funds	–	–	1.3	1.3	0.3	0.1	2.6	0.1	–	5.7
Total maximum exposure to unconsolidated SPEs	–	0.4	1.3	1.3	0.3	0.1	2.6	0.1	4.5	10.6

1	HSBC’s financial investments in off-balance sheet money market funds and non-money market funds have been classified as available-for-sale securities, and measured at fair value. HSBC’s financial investments in off-balance sheet securitisations have been classified as trading assets and available-for-sale securities, and measured at fair value.
2	In the US, HSBC has established securitisation programmes where term-funded SPEs are used to securitise third party originated mortgages, mainly sub-prime and Alt-A residential mortgages. The majority of these SPEs are not consolidated by HSBC as it is not exposed to the majority of the risk and rewards of ownership in the SPEs. No liquidity facility has been provided by HSBC.
3	Local investment management funds.

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Third party sponsored SPEs

HSBC has, through standby liquidity facility commitments, exposure to third party sponsored SIVs, conduits and securitisations, under normal banking arrangements on standard market terms. These exposures are quantified below:

HSBC’s commitments under liquidity facilities to third party SIVs, conduits and securitisations

	Commit-
	ments	Drawn
	US$bn	US$bn
At 30 June 2008
Third party SIVs	0.1	–
Third party conduits	1.6	–
Third party securitisations	0.7	–

	2.4	–

At 31 December 2007
Third party SIVs	0.3	–
Third party conduits	4.4	0.4
Third party securitisations	0.5	–

	5.2	0.4

Other exposures to third party SIVs, conduits and securitisations where a liquidity facility has been provided

	At 30	At 31
	June	December
	2008	2007
	US$bn	US$bn

Derivative assets	–	0.2

Other off-balance sheet arrangements and commitments

Financial guarantees, letters of credit and similar undertakings

Note 17 on the Financial Statements describes various types of guarantees and discloses the maximum potential future payments under such arrangements. Credit risk associated with all forms of guarantees is assessed in the same manner as for on-balance sheet credit advances and, where necessary, provisions for assessed impairment are included in ‘Other provisions’.

Commitments to lend

Undrawn credit lines are disclosed in Note 17 on the Financial Statements. The majority by value of undrawn credit lines arise from ‘open to buy’ lines on personal credit cards, advised overdraft limits and other pre-approved loan products, and mortgage offers awaiting customer acceptance. HSBC generally has the right to change or terminate any conditions of a personal customer’s overdraft, credit card or other credit line upon notification to the customer. In respect of corporate commitments to lend, in most cases HSBC’s position will be protected through restrictions on access to funding in the event of material adverse change.

Leveraged finance transactions

Loan commitments in respect of leveraged finance transactions are accounted for as derivatives where it is HSBC’s intention to sell the loan after origination. Further information is provided on page 127.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk

Risk management

All HSBC’s activities involve, to varying degrees, the analysis, evaluation, acceptance and management of risks or combinations of risks. The most important risk categories that the Group is exposed to are credit risk (including cross-border country risk), liquidity risk, market risk, operational risk, reputational risk and insurance risk. Market risk includes foreign exchange, interest rate and equity price risks.

HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date administrative and information systems. HSBC regularly reviews its risk management policies and systems to reflect changes in markets, products and emerging best practice. Individual responsibility and accountability, instilled through training, are designed to deliver a disciplined, conservative and constructive culture of risk management and control.

The Group Management Board (‘GMB’), under authority delegated by the Board of Directors, formulates high-level Group risk management policy. A separately convened Risk Management Meeting of GMB monitors risk and receives reports which allow it to review the effectiveness of HSBC’s risk management policies.

The management of all HSBC’s significant risks was discussed in detail in the Annual Report and Accounts 2007. There have been no changes to the Group’s risk management methodology since 31 December 2007 which are material to understanding the current reporting period.

The insurance businesses manage their own credit, liquidity and market risk, along with insurance risk, separately from the rest of HSBC, due to the different nature of their businesses.

Credit risk

HSBC’s credit risk management and internal control procedures are designed for all stages of economic and financial cycles, including the current protracted and challenging period of market volatility and downturn. The Credit Risk function continues to focus on regular dialogue with business origination teams to set priorities, refine risk appetite, and monitor and report higher-risk exposures. It is also actively enhancing credit risk management methodologies and policies as experience gained from the Group’s roll-out of its advanced internal ratings-based approach to the adoption of Basel II (see ‘Capital Management’ on page 197) feeds back into capital and risk management processes.

As explained on page 197 of the Annual Report and Accounts 2007, the fundamental credit risk governance structures and control frameworks that the Group judges appropriate for its business are in place; there were no material changes during the first half of 2008, as the framework already encompassed stress test scenarios with characteristics similar to the market conditions experienced. The Credit Risk function continues to refine ‘early warning’ indicators and reporting, stress testing scenarios and economic capital measurement on the basis of current experience. These risk management tools are embedded within the Group’s business planning processes. Action has been taken, where necessary, to improve the Group’s resilience to risks in the current market conditions by selectively discontinuing business lines or products, tightening underwriting criteria and investing in improved fraud prevention technologies (see ‘Areas of special interest – credit risk’ on page 161 ).

Credit exposure

HSBC’s exposure to credit risk is spread over several asset classes, including trading assets, loans to customers, loans to banks and financial investments. The balance of exposure across the Group has not changed significantly since 31 December 2007, although the growth in loans and advances was more restrained than in other asset classes, reflecting a marginal decline in lending to the personal sector, primarily in the US. Derivatives exposure is shown gross under IFRSs, and movement in credit spreads and increased volatility caused both derivative assets and liabilities to move markedly higher. Trading assets increased, reflecting primarily the growth of collateralised lending business and the strong demand for Rates products in Europe. The proportion of total assets deployed in loans and advances to customers therefore decreased by half of one per cent, as the proportion represented by derivative assets rose by 2 percentage points while that of trading assets declined marginally.

Within loans and advances to customers, the proportion of lending to personal customers fell slightly compared with 31 December 2007, although the share of residential mortgages within total personal lending increased slightly. Amounts due from non-bank financial institutions increased by 15 per cent, primarily reflecting settlement accounts arising from the higher trading volumes in Global Markets as well as higher levels of secured lending through reverse repos. Loans and advances to banks and financial investments amounted to

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approximately the same proportion of total assets at 30 June 2008 as they did at 31 December 2007.

The most significant factor affecting HSBC’s exposure to credit risk during the first half of 2008 was the continued deterioration in credit conditions in the US mortgage market. Consequently, loss experience is concentrated in the personal lending portfolios, primarily in the US. Thus, in the first half of 2008, 93 per cent of loan impairment charges arose in Personal Financial Services, broadly in line with 2007. In the UK, while there has been a significant deterioration in the housing market as a whole, the credit quality of HSBC’s mortgage business remained broadly stable to date. A full discussion of these issues can be found in ‘Areas of special interest – credit risk’on page 161.

The following table presents the maximum exposure to credit risk from balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements (unless such credit enhancements meet offsetting requirements). For financial assets recognised on the balance sheet, the exposure to credit risk equals their carrying amount. For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that HSBC would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

Maximum exposure to credit risk

		At 30 June 2008				At 30 June 2007				At 31 December 2007

				Net				Net				Net
				exposure				exposure				exposure
		Maximum		to credit		Maximum		to credit		Maximum		to credit
		exposure	Offset	risk	[1]	exposure	Offset	risk	[1]	exposure	Offset	risk	[1]
		US$m	US$m	US$m		US$m	US$m	US$m		US$m	US$m	US$m

Items in the course of
	collection from other banks	16,719	–	16,719		23,152	–	23,152		9,777	–	9,777
Trading assets		430,929	(21,015)	409,914		389,158	(6,776)	382,382		394,492	(12,220)	382,272
–	treasury and other eligible bills	7,417	–	7,417		10,407	–	10,407		16,439	–	16,439
–	debt securities	191,482	–	191,482		176,636	(830)	175,806		178,834	(1,417)	177,417
–	loans and advances to banks	95,359	(542)	94,817		95,710	(12)	95,698		100,440	(994)	99,446
–	loans and advances to customers	136,671	(20,473)	116,198		106,405	(5,934)	100,471		98,779	(9,809)	88,970
Financial assets designated
	at fair value	24,018	–	24,018		16,530	–	16,530		21,517	–	21,517
–	treasury and other eligible bills	240	–	240		206	–	206		181	–	181
–	debt securities	23,356	–	23,356		15,832	–	15,832		21,150	–	21,150
–	loans and advances to banks	421	–	421		356	–	356		178	–	178
–	loans and advances to customers	1	–	1		136	–	136		8	–	8
Derivatives		260,664	(164,749)	95,915		149,181	(109,910)	39,271		187,854	(121,709)	66,145
Loans and advances held at
	amortised cost	1,306,181	(105,321)	1,200,860		1,142,746	(82,656)	1,060,090		1,218,914	(66,983)	1,151,931
–	loans and advances to banks	256,981	(277)	256,704		214,645	(443)	214,202		237,366	(278)	237,088
–	loans and advances to customers	1,049,200	(105,044)	944,156		928,101	(82,213)	845,888		981,548	(66,705)	914,843
Financial investments		265,269	–	265,269		223,698	–	223,698		270,406	–	270,406
–	treasury and other similar bills	27,928	–	27,928		26,077	–	26,077		30,104	–	30,104
–	debt securities	237,341	–	237,341		197,621	–	197,621		240,302	–	240,302
Other assets		26,468	(273)	26,195		22,909	(209)	22,700		25,291	(226)	25,065
–	endorsements and acceptances	13,289	(273)	13,016		10,911	(209)	10,702		12,248	(226)	12,022
–	other	13,179	–	13,179		11,998	–	11,998		13,043	–	13,043
Financial guarantees		59,742	–	59,742		51,874	–	51,874		56,440	–	56,440
Loan commitments and other credit-related commitments[2]		758,926	–	758,926		764,721	–	764,721		764,457	–	764,457

		3,148,916	(291,358)	2,857,558		2,783,969	(199,551)	2,584,418		2,949,148	(201,138)	2,748,010

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

1	Excluding the value of any collateral held or other credit enhancements.
2	The amount of the loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of US$318,071 million (30 June 2007: US$319,380 million; 31 December 2007: US$317,834 million), reflecting the full take-up of such irrevocable loan commitments. The take-up of such offers is generally at modest levels.

Note 9 on the Financial Statements gives more information on credit risk exposure to derivatives counterparties.

HSBC typically has legally enforceable rights to offset certain credit exposures against amounts owing to the same counterparty. In normal circumstances there would be no intention of settling net, nor of realising the financial assets and settling the financial liabilities simultaneously. Consequently, for reporting purposes the financial assets are not offset against the respective financial liabilities. However, the exposure to credit risk relating to the respective financial assets is reduced as tabulated above.

Concentration of exposure

Concentrations of credit risk exist when a number of counterparties are engaged in similar activities, or operate in the same geographical areas or industry sectors and have comparable economic characteristics, so that their ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions.

Financial investments

At US$265 billion, total financial investments excluding equity securities were 2 per cent lower at 30 June 2008 than at 31 December 2007. Debt securities, at US$237 billion, represented the largest concentration of financial investments at 89 per cent of the total, compared with US$240 billion (89 per cent) at 31 December 2007. HSBC’s holdings of corporate debt and other securities were spread across a wide range of issuers and geographical regions, with 49 per cent invested in securities issued by banks and other financial institutions. Investors in Cullinan Finance Ltd and Asscher Finance Ltd, two SIVs managed by HSBC and consolidated in 2007, were offered the opportunity to exchange their investments for notes in new SIVs, and during the first half of 2008 most of them accepted. More information on these SIVs and the underlying assets is available on pages 137 to 141. In total, holdings in ABSs decreased by US$15 billion due to a combination of asset sales, amortisations and write-downs.

Investments in governments and government agencies of US$95 billion were 34 per cent of overall financial investments, 2 percentage points higher than at 31 December 2007. US$28 billion of these investments comprised treasury and other eligible bills.

A more detailed analysis of financial investments is set out in Note 10 on the Financial Statements.

At 30 June 2008, the insurance businesses held diversified portfolios of debt and equity securities designated at fair value of US$32 billion (31 December 2007: US$34 billion).

Derivatives

Derivative assets at 30 June 2008 were US$261 billion, a rise of 39 per cent from 31 December 2007, primarily across foreign exchange, interest rate and credit derivatives. The main drivers of growth were the mark-to-market movement across the entire portfolio arising from volatility and movements in interest rates and credit spreads, as well as new transactions during the period.

Securities held for trading

Total securities held for trading within trading assets were US$242 billion at 30 June 2008 (31 December 2007: US$247 billion). The largest concentration of these assets was to government and government agency securities, which amounted to US$123 billion, or 51 per cent of overall trading securities (31 December 2007: US$115 billion, 46 per cent). This included US$7 billion (31 December 2007: US$16 billion) of treasury and other eligible bills. Corporate debt and other securities were US$57 billion or 24 per cent of overall trading securities, in line with the level at 31 December 2007 of US$59 billion, or 24 per cent. Included within total securities held for trading were US$62 billion (31 December 2007: US$70 billion) of debt securities issued by banks and other financial institutions.

A more detailed analysis of securities held for trading is set out in Note 7 on the Financial Statements.

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Loans and advances

Loans and advances were well diversified across industry sectors and jurisdictions.

At constant exchange rates, gross loans and advances to customers (excluding the financial sector and settlement accounts) at 30 June 2008 grew by US$47 billion or 5 per cent from 31 December 2007. On the same basis, personal lending of US$498 billion comprised 52 per cent of HSBC’s loan portfolio.

Personal lending represented 47 per cent of total loans and advances to customers including the financial sector and settlement accounts. Residential mortgages of US$271 billion represented 25 per cent of total advances to customers, the Group’s largest concentration in a single exposure type.

Corporate, commercial and financial lending, including settlement accounts, amounted to 53 per cent of gross lending to customers at 30 June 2008.

The largest industry concentrations were in non-bank financial institutions and commercial real estate lending at 10 per cent and 8 per cent, respectively, of total gross lending to customers.

Lending to non-bank financial institutions principally comprises secured lending on trading accounts, primarily repo facilities. Commercial, industrial and international trade lending grew strongly in the period, increasing its proportion of total lending by 3 percentage points to 23 per cent of total gross loans and advances to customers. Within this category, the largest concentration of lending was to the service sector, which amounted to 6 per cent of total gross lending to customers. Advances to banks primarily represent amounts owing on trading account and HSBC’s placing of its own liquidity on short-term deposit. Such lending was widely distributed across major institutions, with no single exposure exceeding 5 per cent of total advances to banks.

Gross loans and advances by industry sector

	At	Constant	Movement on	At
	31 December	currency	a constant	30 June
	2007	effect	currency basis	2008
	US$m	US$m	US$m	US$m
Gross loans and advances to customers
Personal	500,834	2,123	(4,892)	498,065
Residential mortgages[1]	269,068

		36	1,517	270,621
Other personal[2]	231,766

		2,087	(6,409)	227,444
Corporate and commercial	400,771	4,443	52,240	457,454
Commercial, industrial and international trade	202,038	2,246	36,894	241,178
Commercial real estate	72,345	834	7,539	80,718
Other property-related	33,907	131	(1,290)	32,748
Government	5,708	124	1,683	7,515
Other commercial[3]	86,773	1,108	7,414	95,295
Financial	99,148	2,175	12,938	114,261
Non-bank financial institutions	96,781	2,171	11,521	110,473
Settlement accounts	2,367	4	1,417	3,788

Gross loans and advances to customers	1,000,753	8,741	60,286	1,069,780
Gross loans and advances to banks	237,373	4,648	14,967	256,988

	1,238,126	13,389	75,253	1,326,768

1	Including Hong Kong Government Home Ownership Scheme loans of US$3,959 million at 30 June 2008.
2	Other personal loans and advances include second lien mortgages and other personal property-related lending.
3	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.

The commentary below analyses, on a constant currency basis, the changes in lending noted in the table above, compared with the position at 31 December 2007. On this basis, loans and advances to personal, corporate and commercial customers rose by 5 per cent, and total gross loans and advances increased by 6 per cent.

Total lending to personal customers was concentrated in North America (US$214 billion),

the UK (US$132 billion), and Hong Kong (US$46 billion). Collectively these regions accounted for 79 per cent of total personal lending, unchanged from the level reported at 31 December 2007.

Residential mortgages rose slightly to US$271 billion at 30 June 2008, comprising 25 per cent of total loans and advances to customers including the financial sector and settlement

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Interim Management Report: Risk (continued)

accounts. Modest increases in mortgage lending in Hong Kong, Rest of Asia-Pacific, Latin America and Europe more than offset a 7 per cent fall in the value of the mortgage lending book in North America.

In Europe, residential mortgage balances rose by 6 per cent to US$102 billion. Mortgage lending rose by 8 per cent in the UK with the successful launch of the RateMatcher campaign contributing to an increase in HSBC’s market share in mortgages. This was partly offset by a fall of 17 per cent in mortgage lending in France due to the reclassification of the assets of the regional banks as held for sale. Excluding the reclassification, mortgage lending rose. Mortgage lending in Turkey was broadly in line with the second half of 2007.

In Hong Kong, residential mortgage lending increased by 7 per cent owing to the continued strength of the local economy.

In Rest of Asia-Pacific, mortgage lending balances rose by 4 per cent, driven by strong growth in mainland China as the branch network expanded, in the Middle East as favourable economic conditions resulted in higher originations, and in Taiwan following the acquisition of the assets, liabilities and operations of The Chinese Bank in March 2008.

In North America, residential mortgage balances declined by 7 per cent. In the US, the level of mortgage lending stood at US$90 billion at 30 June 2008, a fall of 9 per cent since 31 December 2007. Balances in the mortgage services business fell by 13 per cent as no new originations were made and the remainder of the portfolio continued to run-off. In consumer lending, balances fell by 2 per cent, driven by actions taken to reduce risk in the portfolio including tightening underwriting criteria and increasing collateral requirements for new originations. In the US retail bank, balances fell by 17 per cent as the majority of loan originations were sold in the secondary markets, while the existing loan portfolio declined through run-off and the sale of approximately US$4 billion of prime adjustable-rate mortgages (‘ARMs’) in May 2008 to the US Government-sponsored enterprises. In Canada, balances rose by 4 per cent as higher originations in the retail bank were driven by the continued strength of the Canadian economy and rising house prices.

In Latin America, balances rose by 13 per cent. In Mexico, an increase in fixed rate mortgages contributed to a rise in mortgage lending balances.

Other personal lending declined by 3 per cent to US$227 billion at 30 June 2008, representing

21 per cent of total loans and advances to customers including the financial sector and settlement accounts.

In Europe, other personal lending fell by 5 per cent from the end of 2007 to US$70 billion. This was driven by a decline in the UK, where tightened underwriting criteria in HSBC Bank constrained originations as the UK economy weakened in the first half of 2008. Lower lending in France reflected the reclassification of the assets of the regional banks as held for sale. In Turkey, customer acquisition was driven by the credit card business, which grew as the branch network expanded and the Black and Rouge and Pegasus cards were successfully launched in February 2008.

In Hong Kong, other personal lending rose by 7 per cent to US$14 billion, caused by the reclassification of vehicle finance within Personal Financial Services.

In Rest of Asia-Pacific, other personal lending rose by 14 per cent, driven by higher loan balances and increased numbers of credit cards in circulation in the Middle East as a result of enhanced marketing activity and strong economic growth. Elsewhere, growth was spread across the region, with notable increases in India and Taiwan, the latter primarily due to the acquisition of the assets, liabilities and operations of The Chinese Bank.

In North America, other personal lending balances declined by 7 per cent. In the US, consumer finance business and credit card lending fell due to the effect of tighter underwriting criteria and lower marketing expenditure. Non-credit card personal lending declined, driven by the decision to cease new business in guaranteed direct mail loans and personal homeowner loans in the second half of 2007, and tighter underwriting criteria applied to the remainder of the portfolio. In the mortgage services business, second lien mortgage balances fell due to the continued run-off of the portfolio following the cessation of originations in 2007. In the US retail bank, other personal lending fell, driven by the discontinuation of originations of indirect vehicle finance loans. This was partly offset by higher second lien mortgage lending following the success of a Home Equity campaign channelled through the branch network in the first half of 2008. In Canada, the tightening of credit underwriting criteria in the consumer finance business in line with a reduced risk appetite led to lower balances.

In Latin America, other personal lending balances rose by 7 per cent to US$20 billion. In

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Brazil, vehicle and payroll lending drove other personal lending 9 per cent higher as demand for credit increased due to rising average household incomes and a positive economic outlook. In Mexico, balances were broadly stable as management directed the product offering towards customers of higher credit quality, in line with the refined asset growth strategy. Further growth was constrained through closing payroll loans to new originations and tightening underwriting criteria on cards, leading to a sharp reduction in the number of new cards issued in the first half of 2008.

Loans and advances to corporate and commercial customers rose by 12 per cent to US$457 billion, with strong growth in most regions. Lending was primarily concentrated in Europe, where it accounted for 57 per cent of advances to this sector, of which more than 43 per cent were in the UK.

In Europe, corporate and commercial advances rose by 14 per cent. In the UK, lending rose by 18 per cent, driven by growth in overdrafts, particularly to large corporates. Elsewhere in Europe, strong lending growth was experienced in Germany in a number of industrial sectors, as the product offering was expanded, and in Greece due to asset growth in the small and mid-market sectors. This was partly offset by lower balances in France due to the reclassification of the assets of the regional banks as held for sale.

In Hong Kong, corporate and commercial lending rose by 6 per cent, driven by trade finance products as the local economy continued to experience robust growth.

In Rest of Asia-Pacific, strong commercial lending growth was experienced in the Middle East and Singapore, which rose by 15 per cent and 39 per cent respectively and, to a lesser extent, in India and Taiwan, the latter due to the acquisition of The Chinese Bank in March 2008. In the Middle East, the corporate loan book continued to grow, reflecting the buoyant economic conditions in the region. In Singapore, lending rose, driven by the successful launch of a trade finance campaign in April 2008 and commercial real estate lending as the property market remained strong. Lending in mainland China fell slightly as restrictions on local currency lending imposed by the People’s Bank of China took effect. This partly offset strong growth elsewhere in the region.

In North America, corporate and commercial lending grew by 4 per cent, driven by growth in Canada and, to a lesser extent, the US retail bank. In Canada, corporate and commercial lending rose by 7 per cent, driven by robust economic conditions in Western Canada. In the US retail bank, higher lending to corporate and commercial clients reflected the targeted expansion of middle market activities and drawdown of commitments, partly offset by a decline in commercial real estate activity as the bank managed down its lending exposures in light of lower risk appetite and a deterioration in market conditions.

In Latin America, corporate and commercial lending rose by 19 per cent, mainly in Brazil where corporate and commercial lending rose as a result of strong growth in the trade loans portfolio and working capital products. Rising consumption due to increasing household income, sales and repricing initiatives and longer loan maturity periods were all contributory factors.

Loans and advances to the financial sector rose by 13 per cent to US$114 billion, driven by strong growth in Europe, which was up 27 per cent due to the increased provision of secured funding facilities through capital-efficient client-driven reverse repo business. This was partly offset in North America, where balances fell by 6 per cent due to a reduction in activities in light of the continued credit market dislocation.

Loans and advances to banks increased by 6 per cent to US$257 billion with growth experienced in most regions, particularly Hong Kong and Rest of Asia-Pacific as liquidity was concentrated in lower risk placements. Lending to banks in North America rose, as higher customer deposit balances, in part from growth in HSBC’s online savings proposition, were invested in Federal funds and certificates of deposit. In Europe, lending to banks fell by 12 per cent, driven by HSBC Bank, as reverse repo balances and money market term lending fell.

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Bank USA N.A., by the location of the lending branch.

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Loans and advances to customers by industry sector and by geographical region

								Gross loans
							Gross	by industry
				Rest of			loans and	sector as a
			Hong	Asia-	North	Latin	advances to	% of total
		Europe	Kong	Pacific	America	America	customers	gross loans
		US$m	US$m	US$m	US$m	US$m	US$m	%
At 30 June 2008
Personal		171,711	46,077	40,471	214,427	25,379	498,065	46.6
Residential mortgages[1]		101,620	31,774	21,786	110,373	5,068	270,621	25.3
Other personal		70,091	14,303	18,685	104,054	20,311	227,444	21.3
Corporate and commercial		259,547	50,472	68,683	50,210	28,542	457,454	42.7
Commercial, industrial and international trade		147,452	21,427	41,216	14,540	16,543	241,178	22.5
Commercial real estate		40,779	13,793	8,642	15,018	2,486	80,718	7.5
Other property-related		9,542	8,673	5,759	8,349	425	32,748	3.1
Government		1,797	244	2,156	264	3,054	7,515	0.7
Other commercial[2]		59,977	6,335	10,910	12,039	6,034	95,295	8.9
Financial		81,441	3,565	5,568	21,040	2,647	114,261	10.7
Non-bank financial institutions		79,336	2,949	5,400	20,302	2,486	110,473	10.3
Settlement accounts		2,105	616	168	738	161	3,788	0.4

Total gross loans and advances to customers[3]		512,699	100,114	114,722	285,677	56,568	1,069,780	100.0

Percentage of loans and advances by geographical region		47.9%	9.4%	10.7%	26.7%	5.3%	100.0%

Impaired loans		5,889	438	1,117	8,912	2,673	19,029
–	as a percentage of gross loans and advances to customers	1.1%	0.4%	1.0%	3.1%	4.7%	1.8%

Impairment allowances on impaired loans		2,901	145	552	8,137	1,519	13,254
–	as a percentage of impaired loans	49.3%	33.1%	49.4%	91.3%	56.8%	69.7%

At 30 June 2007
Personal		163,962	43,800	33,793	228,698	18,623	488,876	51.9
Residential mortgages[1]		94,792	28,448	18,958	120,621	4,005	266,824	28.3
Other personal		69,170	15,352	14,835	108,077	14,618	222,052	23.6
Corporate and commercial		213,600	41,565	50,832	40,392	21,842	368,231	39.1
Commercial, industrial and international trade		106,209	16,699	30,243	11,844	11,356	176,351	18.7
Commercial real estate		31,706	11,584	6,788	13,115	1,145	64,338	6.8
Other property-related		9,541	7,585	3,767	6,634	1,346	28,873	3.1
Government		1,981	356	1,076	256	3,895	7,564	0.8
Other commercial[2]		64,163	5,341	8,958	8,543	4,100	91,105	9.7
Financial		54,189	4,888	4,489	19,919	1,832	85,317	9.0
Non-bank financial institutions		52,683	3,671	3,969	19,287	1,759	81,369	8.6
Settlement accounts		1,506	1,217	520	632	73	3,948	0.4

Total gross loans and advances to customers[3]		431,751	90,253	89,114	289,009	42,297	942,424	100.0

Percentage of loans and advances by geographical region		45.8%	9.6%	9.4%	30.7%	4.5%	100.0%

Impaired loans		5,849	467	1,209	5,226	1,804	14,555
–	as a percentage of gross loans and advances to customers	1.4%	0.5%	1.4%	1.8%	4.3%	1.5%

Impairment allowances on impaired loans[4]		2,883	128	607	4,600	1,309	9,527
–	as a percentage of impaired loans[4]	49.3%	27.4%	50.2%	88.0%	72.6%	65.5%

For footnotes, see page 159.

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							Gross loans
						Gross	by industry
			Rest of			loans and	sector as a
		Hong	Asia-	North	Latin	advances to	% of total
	Europe	Kong	Pacific	America	America	customers	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%

At 31 December 2007
Personal	168,549	43,033	36,910	230,562	21,780	500,834	50.1
Residential mortgages[1]	95,665	29,689	20,397	118,993	4,324	269,068	26.9
Other personal	72,884	13,344	16,513	111,569	17,456	231,766	23.2
Corporate and commercial	225,282	43,716	60,442	48,898	22,433	400,771	40.0
Commercial, industrial and international trade	120,359	17,740	36,461	13,937	13,541	202,038	20.1
Commercial real estate	36,672	12,301	7,592	14,561	1,219	72,345	7.2
Other property-related	11,275	8,168	4,664	8,000	1,800	33,907	3.4
Government	2,299	332	1,667	248	1,162	5,708	0.6
Other commercial[2]	54,677	5,175	10,058	12,152	4,711	86,773	8.7
Financial	62,375	3,265	5,426	22,380	5,702	99,148	9.9
Non-bank financial institutions	61,216	2,483	5,191	22,252	5,639	96,781	9.7
Settlement accounts	1,159	782	235	128	63	2,367	0.2

Total gross loans and advances to customers[3]	456,206	90,014	102,778	301,840	49,915	1,000,753	100 .0

Percentage of loans and advances by geographical region	45.6%	9.0%	10.2%	30.2%	5.0%	100.0%
Impaired loans	6,254	433	1,088	8,384	2,145	18,304
– as a percentage of gross loans and advances to customers	1.4%	0.5%	1.1%	2.8%	4.3%	1.8%
Impairment allowances on impaired loans	3,049	144	552	7,176	1,366	12,287
– as a percentage of impaired loans	48.8%	33.3%	50.7%	85.6%	63.7%	67.1%

1	Includes Hong Kong Government Home Ownership Scheme loans of US$3,959 million (30 June 2007: US$3,972 million; 31 December 2007: US$3,942 million).
2	Other commercial loans and advances include advances in respect of agriculture, transport, energy and utilities.
3	Includes credit card lending of US$80,262 million (30 June 2007: US$76,211 million; 31 December 2007: US$82,854 million).
4	Disclosures previously made in respect of 30 June 2007 have been amended to comply with the presentation at 31 December 2007 by excluding collective impairment allowances on loans and advances not classified as impaired.

Loans and advances to banks by geographical region

						Gross
			Rest of			loans and
		Hong	Asia-	North	Latin	advances	Impairment
	Europe	Kong	Pacific	America	America	to banks	allowances
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

At 30 June 2008	94,802	73,461	51,739	19,794	17,192	256,988	(7)
At 30 June 2007	79,824	68,162	34,678	18,643	13,345	214,652	(7)
At 31 December 2007	104,534	63,737	39,861	16,566	12,675	237,373	(7)

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Gross loans and advances to customers by country within Rest of Asia-Pacific and Latin America

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Rest of Asia-Pacific
Australia	4,872	1,101	2,294	4,432	12,699
India	1,338	1,765	433	4,184	7,720
Indonesia	29	569	18	1,372	1,988
Japan	33	181	665	3,835	4,714
Mainland China	1,243	6	2,883	8,571	12,703
Malaysia	2,740	1,574	918	4,173	9,405
Middle East (excluding Saudi Arabia)	1,491	5,253	3,146	15,385	25,275
Egypt	–	243	156	1,902	2,301
United Arab Emirates	1,298	3,550	2,278	9,405	16,531
Other Middle East	193	1,460	712	4,078	6,443
Singapore	3,971	3,789	2,607	3,386	13,753
South Korea	2,342	883	74	3,304	6,603
Taiwan	2,599	979	87	1,777	5,442
Other	1,128	2,585	1,276	9,431	14,420

	21,786	18,685	14,401	59,850	114,722

Latin America
Argentina	47	792	84	1,878	2,801
Brazil	437	12,295	781	11,362	24,875
Mexico	2,736	5,027	982	10,671	19,416
Panama	1,099	1,039	577	1,665	4,380
Other	749	1,158	487	2,702	5,096

	5,068	20,311	2,911	28,278	56,568

At 30 June 2007
Rest of Asia-Pacific
Australia	4,114	846	1,896	3,009	9,865
India	1,538	1,429	331	2,987	6,285
Indonesia	21	405	3	928	1,357
Japan	17	125	536	2,906	3,584
Mainland China	382	7	1,647	4,804	6,840
Malaysia	2,441	1,343	649	3,687	8,120
Middle East (excluding Saudi Arabia)	678	3,702	2,072	10,863	17,315
Egypt	–	154	73	1,014	1,241
United Arab Emirates	577	2,385	1,446	6,610	11,018
Other Middle East	101	1,163	553	3,239	5,056
Singapore	3,347	3,217	1,346	2,889	10,799
South Korea	2,769	888	49	2,763	6,469
Taiwan	2,174	767	16	1,020	3,977
Other	1,477	2,106	2,010	8,910	14,503

	18,958	14,835	10,555	44,766	89,114

Latin America
Argentina	54	498	74	1,524	2,150
Brazil	253	8,204	308	6,234	14,999
Mexico	2,031	4,057	1,040	9,504	16,632
Panama	1,132	866	591	1,516	4,105
Other	535	993	478	2,405	4,411

	4,005	14,618	2,491	21,183	42,297

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				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2007
Rest of Asia-Pacific
Australia	4,376	922	2,065	3,998	11,361
India	1,545	1,721	339	3,723	7,328
Indonesia	24	497	12	1,171	1,704
Japan	29	126	566	3,541	4,262
Mainland China	500	6	1,746	9,443	11,695
Malaysia	2,632	1,508	787	4,024	8,951
Middle East (excluding Saudi Arabia)	1,036	4,441	2,870	13,536	21,883
Egypt	–	196	126	1,575	1,897
United Arab Emirates	895	2,936	2,159	8,222	14,212
Other Middle East	141	1,309	585	3,739	5,774
Singapore	3,946	3,403	1,712	2,471	11,532
South Korea	2,596	880	61	3,608	7,145
Taiwan	2,061	648	–	1,072	3,781
Other	1,652	2,361	2,098	7,025	13,136

	20,397	16,513	12,256	53,612	102,778

Latin America
Argentina	47	611	75	1,841	2,574
Brazil	329	10,110	426	8,601	19,466
Mexico	2,208	4,696	1,434	10,476	18,814
Panama	1,098	963	593	1,585	4,239
Other	642	1,076	491	2,613	4,822

	4,324	17,456	3,019	25,116	49,915

Areas of special interest – credit risk

Personal lending

HSBC provides a broad range of secured and unsecured personal lending products to meet customer needs. Given the diverse nature of the markets in which HSBC operates, the range is not standardised in all countries but is tailored to meet the demands of individual markets while using appropriate distribution channels and, wherever possible, common global IT platforms.

Personal lending includes advances to customers for asset purchase, such as residential property and motor vehicles, where the loans are typically secured on the assets being acquired. HSBC also offers loans secured on existing assets, such as first and second liens on residential property; unsecured lending products such as overdrafts, credit cards and payroll loans; and debt consolidation loans which may be secured or unsecured.

Various underwriting controls are applied before a loan is issued, and delinquency is managed through collection and customer management procedures. Lending is managed on a risk-adjusted basis, recognising that credit losses are an inherent part of any lending business, where risk management is focused on estimating the probability of loss and the severity of loss should default occur, and pricing appropriately on a portfolio basis for such exposure. The expected occurrence and degree of delinquency varies according to the type of loan and the customer segment. Delinquency levels tend to increase in the course of normal portfolio ageing. As a result, loan impairment charges usually relate to lending originated in earlier accounting periods.

The commentary that follows is on a constant currency basis.

At 30 June 2008, total personal lending was US$498 billion, broadly unchanged from the balance at 31 December 2007. In the first half of 2008, personal lending represented 93 per cent of the Group’s loan impairment charge. Within personal lending, total impairment charges of US$9.4 billion were concentrated in North America (US$7.0 billion), the UK (US$849 million) and Latin America (US$1.1 billion). These loan impairment charges represented, respectively, 31 per cent, 4 per cent and 5 per cent of total Personal Financial Services net operating income before loan impairment charges. Personal lending balances and credit quality in the US and the UK lending portfolio are discussed in greater detail below.

In Latin America, asset balances rose strongly, with gross loans and advances to personal customers increasing by 8 per cent to US$25 billion. Residential mortgage lending increased by 13 per

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Interim Management Report: Risk (continued)

cent, and other personal lending by 7 per cent. In Mexico, HSBC’s other personal lending balances at 30 June 2008 were US$5.0 billion, a rise of 1 per cent from 31 December 2007, mainly due to growth in credit card balances.

Loan impairment charges in Personal Financial Services in Mexico rose by 76 per cent to US$553 million in the first half of 2008, compared with the first half of 2007 driven by strong growth in loan balances, a deterioration in credit delinquency and portfolio seasoning.

Total gross personal lending
	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Total personal lending in the US	184,211	201,360	199,336
US residential mortgages[1]	89,985	102,563	98,816
Motor vehicle finance	12,777	13,205	13,266
MasterCard and Visa credit cards	30,534	30,393	32,223
Private label cards	16,184	15,942	17,411
Other personal lending	34,731	39,257	37,620
Personal lending in North America excluding the US	30,216	27,338	31,226
Residential mortgages	20,388	18,058	20,177
Other personal lending	9,828	9,280	11,049

Total personal lending in North America	214,427	228,698	230,562

Total personal lending in UK	132,420	130,211	128,400
Residential mortgages	91,522	85,827	85,356
Other personal lending	40,898	44,384	43,044
Total personal lending in other geographical regions	151,218	129,967	141,872
Residential mortgages	68,726	60,376	64,719
Other personal lending	82,492	69,591	77,153

	498,065	488,876	500,834

1	Includes residential mortgages of HSBC Bank USA and HSBC Finance.

US personal lending – portfolio review

Total US personal lending at 30 June 2008 declined by 8 per cent to US$184 billion from the end of 2007. Residential mortgage balances fell by 9 per cent to US$90 billion due to the impact of decisions taken in 2007 to end new correspondent originations in mortgage services and limit new loans in the consumer lending business, as well as portfolio runoff and charge-offs, including a US$4 billion sale of a portfolio of loans by the US retail bank.

Other personal lending fell by 8 per cent to US$35 billion as tightened underwriting criteria and lower marketing expenditure matched HSBC’s reduced appetite for risk and constrained new originations. For similar reasons, card balances declined by 5 per cent to US$31 billion. Motor vehicle finance loans declined by 4 per cent to US$13 billion, as growth in the direct-to-consumer channel was offset by a decline in loans sold through dealerships as risk appetite was adjusted to reflect, in part, changed vehicle purchase preferences in the US as fuel prices rose markedly. HSBC ended relationships with a number of dealers in the first half of 2008.

In late July 2008 HSBC decided to cease originating new business within a 90 day period in the North America vehicle finance business of HSBC Finance Corporation. While credit quality in the vehicle finance business had improved during the first half of 2008, management considered that the business was sub-scale and did not have sufficient market strength for it to provide an acceptable level of risk adjusted returns. HSBC will manage an orderly run-off of the portfolio of US$12.5 billion. The estimated costs associated with the decision to exit the vehicle finance business are US$25 million, a substantial portion of which are expected to be recognised in the second half of 2008.

Mortgage lending – portfolio review

The Group offers a wide range of mortgage products designed to meet customer needs. The range includes capital or principal repayment mortgages subject to fixed or variable interest rates, and products designed to meet demand for housing loans with more flexible payment structures. HSBC underwrites both first lien residential mortgages and loans secured by second lien mortgages; the latter are reported within ‘Other personal lending’ in the

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market sector analysis on page 156. The bulk of the mortgage lending products sold in the US consumer lending branch network are for refinancing and debt consolidation, rather than for house purchase.

Interest-only mortgages are those where customers make regular payments of interest during the life of the loan and repay the principal from the sale of their home or alternative sources of funds such as an endowment or other investment policy.

Introductory interest-only mortgages are typically where the interest-only element is for a fixed term at the start of the loan, after which principal repayments commence. Affordability mortgages include all products where the customer’s monthly payments are set at a low initial rate, either variable or fixed, before resetting to a higher rate once the introductory period is over. These include ARMs, loans on which the interest rate is periodically changed based on a reference price.

HSBC has not offered, and does not expect to offer, ARMs with self-select payment options or other negative amortisation products.

Affordability mortgages are primarily offered in the US and the UK. Under the HFC and Beneficial brands, HSBC Finance and HFC UK offer a range of products and delivery channels designed for the needs of customers with non-standard or less favourable credit profiles. In the US, these mortgages continue to experience heightened levels of delinquency that began to emerge in late 2006. In 2008, management continued to tighten underwriting criteria, reducing loan to value ratios, with tighter restrictions in certain states to respond to these elevated levels of delinquency. These actions contributed to the reduction in HSBC Finance’s mortgage balances to US$83 billion at 30 June 2008 (31 December 2007: US$89 billion) as set out in the table on page 164.

In the UK, affordability mortgages have shown significantly lower levels of delinquency due to the different credit profiles of the customers to those in the US, tighter underwriting criteria and less marked weakness in house prices to date.

US mortgage lending

US mortgage lending, comprising residential mortgage and second lien lending, made up 21 per cent of the Group’s gross loans and advances to personal customers at 30 June 2008.

Balances declined by 9 per cent from 31 December 2007, reflecting decisions made in the consumer finance business to run down the mortgage services portfolio and tighten underwriting standards in the consumer lending portfolio. The retail bank sold a US$4 billion portfolio of loans in the first half of 2008, and continued to sell newly originated residential mortgages to the US government-sponsored mortgage agencies.

UK mortgage lending

The UK mortgage business increased balances while maintaining overall credit quality, despite a significant deterioration in the housing market as a whole. The withdrawal of some competitors from the market and the consequent repricing of risk allowed HSBC Bank to expand its share of the new lending market while staying within its targeted customer segments.

Total mortgage lending rose from US$87 billion at 31 December 2007 to US$93 billion at 30 June 2008. The increase reflected a US$3 billion rise in first lien prime mortgages at HSBC Bank, driven by the success of the RateMatcher mortgage campaign in the first half of 2008 in generating new business, and a US$3 billion increase at First Direct as a result of a similar campaign.

HSBC Bank only accepts new originations through its own salesforce and carries out no business through third parties. The vast majority of lending is to existing customers holding a current account relationship with the bank. At 30 June 2008 only a low percentage of the bank’s book consisted of lending to purchase property for rent to third parties, for which the bank applies higher collateral requirements.

Interest-only mortgage balances rose from US$32 billion at 31 December 2007 to US$37 billion at 30 June 2008, driven by the increase in First Direct balances. The vast bulk of First Direct mortgages are offset mortgages linked to a current account and are classified as interest-only, using the categories described above.

Second lien balances, which were all held by HFC UK, declined from US$1.9 billion at 31 December 2007 to US$1.8 billion at 30 June 2008 due to tighter underwriting criteria restricting originations. In the first half of 2008, HFC UK ceased originating loans through brokers.

UK mortgage credit quality remained broadly stable. The portion of mortgages with a loan to value ratio greater than 90 per cent declined as virtually no new loans were originated in this category, in line with measures initiated in 2007 and extended in 2008. The average loan to value ratio for new business in the first half of 2008, at 56 per cent, was at its lowest for four years.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

Despite the weakening in the housing market, delinquency rates on mortgages in the UK increased only gradually. At the retail bank 30 days or more delinquency rates rose from 1.8 per cent at 31 December 2007 to 1.9 per cent at 30 June 2008. Credit quality at First Direct remained high, with delinquency rates less than 0.1 per cent, marking a slight increase from a very low base. Delinquencies on second lien mortgages offered through HFC UK increased in 2008. There was a small increase in loan impairment charges on mortgages, reflecting the weaker economic environment and less liquid property market.

The following table shows the levels of mortgage lending products in the various portfolios in the US and the UK, together with the rest of the HSBC Group.

Mortgage lending products

		Rest		Rest
		of North		of
	US	America	UK	Europe	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Residential mortgages	90,096	20,277	91,522	10,098	58,628	270,621
Second lien mortgages	16,136	1,266	1,754	–	519	19,675

Total mortgage lending	106,232	21,543	93,276	10,098	59,147	290,296

Second lien as a percentage of total mortgage lending	15.2%	5.9%	1.9%	–	0.9%	6.8%

Interest-only (including endowment) mortgages	–	1,408	37,270	532	1,115	40,325
Affordability mortgages, including ARMs	31,995	–	8,304	820	4,961	46,080
Other	–	–	392	–	287	679

Total interest-only and affordability mortgages	31,995	1,408	45,966	1,352	6,363	87,084

– as a percentage of total mortgage lending	30.1%	6.5%	49.3%	13.4%	10.8%	30.0%

Negative equity mortgages	9,673	46	913	–	127	10,759
Other loan to value ratios greater than 90 per cent	39,098	1,726	10,242	151	666	51,883

	48,771	1,772	11,155	151	793	62,642

– as a percentage of total mortgage lending	45.9%	8.2%	12.0%	1.5%	1.3%	21.6%

At 31 December 2007
Residential mortgages	98,928	20,065	85,356	10,309	54,410	269,068
Second lien mortgages	17,590	1,256	1,930	–	748	21,524

Total mortgage lending	116,518	21,321	87,286	10,309	55,158	290,592

Second lien as a percentage of total mortgage lending	15.1%	5.9%	2.2%	–	1.4%	7.4%

Interest-only (including endowment) mortgages	–	174	32,314	602	1,335	34,425
Affordability mortgages, including ARMs	40,201	219	8,695	685	4,993	54,793
Other[1]	–	274	241	27	621	1,163

Total interest-only and affordability mortgages	40,201	667	41,250	1,314	6,949	90,381

– as a percentage of total mortgage lending	34.5%	3.1%	47.3%	12.7%	12.6%	31.1%

Negative equity mortgages	11,079	107	646	–	525	12,357
Other loan to value ratios greater than 90 per cent	42,246	679	10,969	211	1,333	55,438

	53,325	786	11,615	211	1,858	67,795

– as a percentage of total mortgage lending	45.8%	3.7%	13.3%	2.0%	3.4%	23.3%

1	December 2007 has been restated to exclude mortgages in the UK that are fixed for a period of time before reverting to a standard variable rate.

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HSBC Finance held approximately US$83 billion of residential mortgage and second lien loans and advances to personal customers secured on real estate at 30 June 2008, 17 per cent of the Group’s gross loans and advances to personal customers.

HSBC Finance mortgage lending1

	At 30 June 2008				At 30 June 2007				At 31 December 2007

	US				US				US
			Other				Other				Other
	Mortgage	Consumer	mortgage		Mortgage	Consumer	mortgage		Mortgage	Consumer	mortgage
	services	lending	lending	[2]	services	lending	lending	[2,3]	services	lending	lending	[2,3]
	US$m	US$m	US$m		US$m	US$m	US$m		US$m	US$m	US$m

Fixed rate	18,180	46,320	1,963		22,391	45,369	2,114		20,146	47,254	2,254
Adjustable-rate and introductory rate	13,265	2,714	130		18,991	3,406	102		16,070	2,970	147

	31,445	49,034	2,093		41,382	48,775	2,216		36,216	50,224	2,401

First lien	26,049	42,582	1,048		33,137	42,234	1,000		29,475	43,366	1,108
Second lien	5,396	6,452	1,045		8,245	6,541	1,216		6,741	6,858	1,293

	31,445	49,034	2,093		41,382	48,775	2,216		36,216	50,224	2,401

Adjustable-rate	10,638	2,714	128		14,402	3,406	102		12,361	2,970	145
Introductory interest-only	2,627	–	2		4,589	–	–		3,709	–	2

	13,265	2,714	130		18,991	3,406	102		16,070	2,970	147

Stated income[4]	6,814	–	–		9,429	–	–		8,292	–	–

1	Management basis.
2	Includes balances in Canada.
3	Balances restated to exclude UK business transferred in May 2008.
4	Stated income lending forms a subset of total mortgage services lending across all categories.

US personal lending – portfolio trends and management actions

The cycle of declining house prices, reduced availability of mortgage finance and growing customer delinquency and default that began in 2006 continued and intensified in the first half of 2008 as house price depreciation became more pronounced, the economy weakened, and the outlook for employment deteriorated. These pressures on the consumer were compounded by a sharp rise in retail prices for fuel and food, which partly offset the effect of rebate payments from the federal government stimulus package.

The rate of house price depreciation increased markedly in 2008, the S&P/Case-Shiller 10-City Composite Index showing a record decline in house prices of 17 per cent in the year to May 2008. Two months or more delinquencies rose most rapidly in those states including California, Florida and Arizona which had previously demonstrated superior credit performance, the greatest rate of appreciation and the highest home values.

The unprecedented turmoil in the mortgage lending market continued into 2008. Rising levels of delinquencies in 2007 had led investors to question the reliability of credit ratings, not only for residential MBSs but for a wide range of structured credit products. Investors became increasingly unwilling to purchase securitised credit, leading to a sharp contraction in flows of credit through the affected channels. Liquidity concerns and capital constraints developed across the financial industry. The exit of a number of participants in the sub-prime mortgage industry, together with a tightening of underwriting criteria by remaining providers, led to progressively fewer refinancing options for customers. This created particular problems for borrowers with affordability mortgages who faced a considerable increase in their monthly repayments at the end of their discounted introductory periods.

It is clear that, for some time, equity withdrawal has been the principal source of credit available to sub-prime borrowers dealing with unforeseen financial needs. With this source of funds heavily constrained, and facing rises in loan repayment costs as discount periods ended as well as general price rises, consumers faced increasing difficulty in keeping current with contractual payment schedules.

As a result, credit quality in the sub-prime portfolio continued to deteriorate in 2008, with some evidence that the wider economic deterioration was leading to a rise in delinquencies in portfolios of higher credit quality. Delinquencies continued to rise in credit cards, which until the second half of 2007 had been relatively resilient. The increase in delinquency rates was matched by a rise in loss

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

severities as falling house prices led to a reduction in the recoverable amount in the event of a default that led to repossession.

Within the sub-prime mortgage portfolio, loans originated in 2005, 2006 and early 2007 experienced worse credit performance than earlier vintages. High delinquency rates occurred in second lien loans, where a significant number had underlying ARMs that faced repricing in the near term. As the interest rate adjustments occurred in an environment of lower house prices and tightening credit, the probability of default was greater than generally experienced prior to 2007. Second lien loans have a heightened risk profile, for the reasons noted above. These loans often have higher loan-to-value ratios because, in many cases, the second lien loan was necessary to complete the purchase of the property. For consumer finance second lien mortgages, the proportion of customers two months or more behind on contractual payments rose from 11.15 per cent at 31 December 2007 to 12.47 per cent at 30 June 2008. Loss on default of second lien loans approaches 100 per cent of the amount owed as any collateral in the property is applied initially to the first lien loan.

HSBC Finance: geographical concentration of US lending1

	Mortgage lending as a		Other personal lending as a
	percentage of:		percentage of:

		total		total other	Percentage
	total	mortgage	total	personal	of total
	lending	lending	lending	lending	lending
	%	%	%	%	%

California	6	12	6	12	12
Florida	4	7	3	7	7
New York	3	6	3	6	6
Texas	2	3	4	8	6
Ohio	3	5	2	5	5
Pennsylvania	3	5	2	4	5

1	By states which individually account for 5 per cent or more of HSBC Finance’s US customer loan portfolio.

Stated-income mortgages are also of above average risk as these were underwritten on the basis of borrowers’ representations of annual income, not verified by receipt of supporting documentation. In HSBC Finance mortgage services, two months or more delinquency rates on stated-income loans rose from 19.01 per cent at 31 December 2007 to 23.64 per cent at 30 June 2008. The percentage rise was mainly due to a decline in loan balances from US$8.3 billion at 31 December 2007 to US$6.8 billion at 30 June 2008 as the mortgage loan portfolio is run off.

In the mortgage services business, the deterioration in credit performance first reported in 2006 continued into the first half of 2008 as the portfolio continued to season and progress as expected into later stages of delinquency and charge off. After rising initially in early 2008, amounts of two months or more delinquency in mortgage services have decreased over recent months to stand at US$4.1 billion at 30 June 2008, in line with the position at 31 December 2007. However, these represented an increased proportion of a reducing portfolio, rising from 11.24 per cent to 12.95 per cent.

During this period, HSBC took several management actions to reposition the US consumer finance business, building on its decisions in March 2007 to cease purchasing mortgages from third party correspondents, in September 2007 to close the wholesale business, Decision One, thereby ending new originations for the mortgage services business and, in the fourth quarter of 2007, to downsize the branch network to approximately 1,000 branches.

The branch-based consumer lending business continued to experience rising delinquency levels, particularly on first lien loans in the states most exposed to falling house prices and rising unemployment; 50 per cent of the increase in amounts of two months or more contractual delinquency is concentrated in nine states. After relative stability in the portfolio throughout 2006 and into the first half of 2007, delinquencies began to rise across all vintages but particularly in loans which were originated in 2006 and the first half of 2007, to levels above those previously experienced. This trend was also experienced by the rest of the industry. Two months or more delinquencies rose from 4.18 per cent of loans and advances at 31 December 2007 to 5.66 per cent at 30 June 2008. Delinquent balances increased to US$2.8 billion. In this environment, HSBC took further measures to tighten underwriting standards, including decreasing the loan to value ratio for residential mortgages, ceasing to underwrite certain products and raising

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the credit requirements for some risk factors. As a consequence, originations fell to some 30 per cent of the levels experienced in the first half of 2007. As part of an ongoing branch optimisation programme, a further 100 branches were closed in the first half of 2008.

At the US retail bank, prime and second lien mortgages experienced a rise in delinquencies. Two months or more delinquencies in prime mortgages rose from 1.03 per cent at 31 December 2007 to 1.78 per cent of loans and advances at 30 June 2008, the increase partly reflecting the US$4 billion asset sale in the first half of 2008. Management took action to increase collateral requirements and tighten credit criteria.

The US retail bank also experienced an increase in delinquency in its US$2.4 billion portfolio of stated-income loans. Two months or more delinquencies rose from 3.66 per cent at 31 December 2007 to 5.79 per cent at 30 June 2008. In response, the US retail bank stopped originating these products through the wholesale channel, curtailed certain stated income products and tightened underwriting criteria.

In the US credit card portfolio, delinquencies of two months or more declined marginally from 5.68 per cent at 31 December 2007 to 5.57 per cent of balances at 30 June 2008. Improvements in collections and the effects of tax rebates and the federal stimulus tax payments credit were broadly offset by an increase in bankruptcy filings, rising unemployment rates and a weakening US economy, as discussed above. There was also the effect of change in product mix, as originations in the sub-prime and near-prime parts of the portfolio grew at faster rates than the overall portfolio.

Higher delinquencies were also experienced in unsecured lending excluding credit cards. In the consumer lending personal non-credit card portfolio, credit quality deteriorated in all vintages, particularly in those markets most exposed to the slowdown in house prices and economic activity.

In vehicle finance, two months or more delinquencies moved favourably from 3.68 per cent at 31 December 2007 to 3.48 per cent at 30 June 2008. HSBC continued to tighten underwriting criteria in the vehicle finance business in both the dealer and direct-to-consumer channels, and reposition the business towards originating through the direct channel, where loans are of higher credit quality. A number of dealer relationships were terminated in 2008, particularly in the Northeast, and certain products were discontinued.

HSBC has been proactive in approaching customers to provide financial assistance in restructuring their debts to avoid foreclosure. As a consequence, HSBC restructured and modified loans that it believed could be serviced on revised terms. In particular, customers with ARM loans approaching the first reset were contacted in order to assess their ability to make the higher payments and, where appropriate, to refinance or modify their loans. The duration of loan modification periods available was also expanded, with some modifications given for two and five years. HSBC increased its collections capacity and reorganised operations to increase efficiency. As a result, in the first half of 2008 HSBC modified more than 34,000 loans with an aggregate balance of more than US$5.1 billion, bringing the total modified since inception of the ARM re-set programme to some 44,000 loans, with an aggregate value of US$6.7 billion.

In the first half of 2008, approximately US$0.7 billion of ARM loans reached their first interest rate reset. In 2008 as a whole, approximately US$2.8 billion of ARMs will reach their first interest rate reset, of which US$1.4 billion relates to HSBC Bank USA and US$1.4 billion to HSBC Finance. Within the latter, US$0.8 billion is in mortgage services; the remainder in consumer lending. ARMs in the US retail bank are largely prime balances.

US personal lending – loan delinquency

Two months and over contractual delinquency ratios in the second quarter of 2008 increased compared with both the first quarter of the year and the fourth quarter of 2007. The overall delinquency ratio in the period was negatively affected by lower balances resulting from portfolio run-off, and lower origination volumes resulting from the risk mitigation efforts and changes to product offerings which began in the second half of 2007 and continued into 2008.

Delinquency ratios were also affected by the continued deterioration in the marketplace and broader economic conditions, portfolio seasoning and higher non-prime lending in some portfolios. Delinquencies in dollar terms increased modestly in the second quarter of 2008, tempered by improvements in domestic collections as a result of an extended seasonal benefit due to the federal stimulus rebate cheques issued during the second quarter of 2008, increased collection capacity and increases in the volume of loan restructures and modifications.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

The table below sets out the trends in two months and over contractual delinquencies.

Two months and over contractual delinquency in Personal Financial Services in the US

	Quarter ended

	30 June	31 March	31 December	30 September	30 June	31 March	31 December	30 September
	2008	2008	2007	2007	2007	2007	2006	2006
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Residential mortgages	6,213	5,892	5,404	3,868	2,992	2,703	2,733	2,335
Second lien mortgage lending	1,584	1,630	1,589	1,240	941	855	810	580
Vehicle finance	445	370	488	451	384	302	415	421
Credit card	1,700	1,782	1,830	1,581	1,314	1,274	1,312	1,217
Private label	590	591	598	536	434	429	471	444
Personal non-credit card	2,606	2,650	2,634	2,238	2,000	1,881	1,888	1,696

Total	13,138	12,915	12,543	9,914	8,065	7,444	7,629	6,693

	%[1]	%[1]	%[1]	%[1]	%[1]	%[1]	%[1]	%[1]
Residential mortgages	6.90	6.09	5.47	3.83	2.92	2.54	2.54	2.19
Second lien mortgage lending	9.83	9.71	9.02	6.81	5.02	4.35	3.97	2.79
Vehicle finance	3.48	2.83	3.68	3.40	2.91	2.29	3.16	3.21
Credit card	5.57	5.81	5.68	5.09	4.32	4.43	4.48	4.46
Private label	3.65	3.66	3.43	3.28	2.72	2.65	2.83	2.88
Personal non-credit card	14.00	13.71	13.16	10.88	9.69	9.33	9.05	8.23

Total	7.13	6.70	6.29	4.95	4.00	3.64	3.67	3.28

Two months and over mortgage contractual delinquency in mortgage services and consumer lending

		Quarter ended

		30 June	31 March	31 December	30 September	30 June	31 March	31 December	30 September
		2008	2008	2007	2007	2007	2007	2006	2006
		US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Mortgage services:
–	first lien	3,175	3,221	3,033	2,345	1,909	1,695	1,728	1,489
–	second lien	897	1,020	1,038	832	660	595	570	405

Total mortgage services		4,072	4,241	4,071	3,177	2,569	2,290	2,298	1,894

Consumer lending:
–	first lien	2,194	1,954	1,622	1,259	907	832	820	677
–	second lien	583	530	478	346	236	220	200	143

Total consumer lending		2,777	2,484	2,100	1,605	1,143	1,052	1,020	820

		%[1]	%[1]	%[1]	%[1]	%[1]	%[1]	%[1]	%[1]
Mortgage services:
–	first lien	12.19	11.56	10.29	7.46	5.76	4.53	4.39	3.68
–	second lien	16.62	16.85	15.40	11.16	7.87	6.40	5.60	3.61
Total mortgage services		12.95	12.51	11.24	8.17	6.19	4.90	4.64	3.67

Consumer lending:
–	first lien	5.15	4.52	3.74	2.92	2.15	2.03	2.08	1.85
–	second lien	9.04	7.96	6.97	5.03	3.60	3.34	3.08	2.45

Total consumer lending		5.66	4.98	4.18	3.21	2.34	2.21	2.22	1.93

1	Expressed as a percentage of loans and advances in Personal Financial Services in the US.

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Analysis of Group credit quality

The following tables set out the Group’s distribution of loans and advances by measures of credit quality, notably identifying and analysing loans and advances that were past due but not impaired.

These analyses demonstrate credit quality across the majority of the Group’s businesses that is broadly stable in terms of impairment compared with 31 December 2007. However, there is clear evidence of weakening economic fundamentals in many markets which, although not translating to impairment at 30 June 2008, is likely to lead to higher impaired loans in subsequent periods. The proportion of total loans and advances to customers that were neither past due nor impaired rose marginally, to 93 per cent. Within this picture, the deterioration in quality of US mortgage portfolios and the relative stability of the UK mortgage portfolio are fully commented on in ‘Areas of special interest – credit risk’ on page 161. The credit quality of loans and advances to banks remained high.

Compared with 31 December 2007, there was no material change in the profile of the ageing analysis of past due loans and advances. A small increase in unimpaired loans and advances past due under 30 days was partly offset by a decline in those past due under 60 days. The coverage ratio of impairment allowances to impaired loans remained at a similar high level to that reached at 31 December 2007. There was a modest increase in total impaired loans, further details of which, with their related individual and collective impairment allowances, are provided below.

For details of impairment incurred on available-for-sale debt and equity securities, see ‘Accounting policies’ on page 115.

Distribution of loans and advances by credit quality

		At 30 June 2008		At 30 June 2007		At 31 December 2007

		Loans and	Loans and	Loans and	Loans and	Loans and	Loans and
		advances to	advances to	advances to	advances to	advances to	advances to
		customers	banks	customers	banks	customers	banks
		US$m	US$m	US$m	US$m	US$m	US$m
Loans and advances:
–	neither past due nor impaired	999,217	256,860	885,815	214,277	931,872	237,339
–	past due but not impaired	51,534	112	42,054	363	50,577	22
–	impaired	19,029	16	14,555	12	18,304	12

		1,069,780	256,988	942,424	214,652	1,000,753	237,373

Loans and advances which were past due but not impaired

	At 30 June 2008		At 30 June 2007		At 31 December 2007

	Loans and	Loans and	Loans and	Loans and	Loans and	Loans and
	advances to	advances to	advances to	advances to	advances to	advances to
	customers[1]	banks	customers[1]	banks	customers[1]	banks
	US$m	US$m	US$m	US$m	US$m	US$m

Past due up to 29 days	35,534	112	29,243	363	33,909	22
Past due 30 – 59 days	9,496	–	7,766	–	10,546	–
Past due 60 – 89 days	3,934	–	3,014	–	3,992	–

	48,964	112	40,023	363	48,447	22
Past due 90 – 179 days[2]	2,407	–	1,733	–	1,767	–
Past due over 180 days[2]	163	–	298	–	363	–

	51,534	112	42,054	363	50,577	22

1	The majority of the loans and advances to customers that are operating within revised terms following restructuring, for details of which see ‘Renegotiated loans’ on page 172, are excluded from this table.
2	Loans and advances past due 90 days or more, but unimpaired, include such transactions as loans fully secured by cash collateral, residential mortgages where the value of collateral is sufficient to repay both principal and all interest for at least one year, short-term trade facilities technically overdue but where there is no concern over the creditworthiness of the counterparty and certain accruing credit card receivable balances that have been appropriately provided for.

This ageing analysis includes loans and advances on which collective impairment allowances have been assessed, though at their early stage of arrears there is no identifiable impairment as such.

Certain loans and advances are individually assessed for impairment and, if found to be impaired, have impairment allowances assigned to them on an individual basis. It is not practicable to individually identify impaired loans and advances within

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

portfolios of homogeneous loans which are assessed on a collective basis for impairment. In practice, such loans and advances are not individually identified as impaired until the time each impaired loan is written off. It is therefore necessary to estimate the carrying value of impaired loans and advances within these portfolios.

The approach adopted by HSBC to estimating the carrying value of impaired loans and advances within portfolios of homogeneous loans that are collectively assessed for impairment is to classify these loans and advances as impaired when the balances are 90 days or more past due, except for US vehicle loans which are classified as impaired when 60 days or more past due, and except for certain other balances on which the level of recoverability is judged to be adequate. All other collectively assessed loans and advances, including those which are less than 90 days past due (less than 60 days for US vehicle loans), are classified as not impaired and reported either as past due but not impaired or, if they are up to date, neither past due nor impaired.

Collective impairment allowances are recognised in relation to losses that are likely to have been incurred at each reporting date on loans collectively assessed for impairment which are classified as unimpaired, typically, these would represent a small percentage of the unimpaired loans and advances.

Loans and advances to customers and impairment allowances by geographical region

The table below presents an analysis of the impairment allowances recognised for impaired loans and advances that are either individually assessed or collectively assessed, and an analysis of collective impairment allowances on loans and advances classified as not impaired.

Loans and advances to customers and impairment allowances by geographical region

	Individually assessed loans and			Collectively assessed loans and
	advances to customers			advances to customers[1]			Total

	Individual	Gross		Collective	Gross		Total	Gross
	impairment	loans and		impairment	loans and		impairment	loans and
	allowances	advances		allowances	advances		allowances	advances
	US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
At 30 June 2008
Impaired loans and advances[2]	2,404	6,061	39.7	10,850	12,968	83.7	13,254	19,029	69.7
Europe	1,567	4,113	38.1	1,334	1,776	75.1	2,901	5,889	49.3
Hong Kong	133	380	35.0	12	58	20.7	145	438	33.1
Rest of Asia-Pacific	340	636	53.5	212	481	44.1	552	1,117	49.4
North America	160	486	32.9	7,977	8,426	94.7	8,137	8,912	91.3
Latin America	204	446	45.7	1,315	2,227	59.0	1,519	2,673	56.8

Collectively assessed loans and advances not impaired[3]				7,326	1,050,751	0.7	7,326	1,050,751	0.7
Europe				838	506,810	0.2	838	506,810	0.2
Hong Kong				228	99,676	0.2	228	99,676	0.2
Rest of Asia-Pacific				413	113,605	0.4	413	113,605	0.4
North America				5,050	276,765	1.8	5,050	276,765	1.8
Latin America				797	53,895	1.5	797	53,895	1.5

	2,404	6,061	39.7	18,176	1,063,719	1.7	20,580	1,069,780	1.9

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	Individually assessed loans and			Collectively assessed loans and
	advances to customers			advances to customers[1]			Total

	Individual	Gross		Collective	Gross		Total	Gross
	impairment	loans and		impairment	loans and		impairment	loans and
	allowances	advances		allowances	advances		allowances	advances
	US$m	US$m	%	US$m	US$m	%	US$m	US$m	%
At 30 June 2007
Impaired loans and advances[2]	2,614	6,052	43.2	6,913	8,503	81.3	9,527	14,555	65.5
Europe	1,771	4,146	42.7	1,112	1,705	65.2	2,883	5,849	49.3
Hong Kong	118	414	28.5	10	53	18.9	128	467	27.4
Rest of Asia-Pacific	392	711	55.1	215	498	43.2	607	1,209	50.2
North America	115	485	23.7	4,485	4,740	94.6	4,600	5,226	88.0
Latin America	218	296	73.6	1,091	1,507	72.4	1,309	1,804	72.6

Collectively assessed
loans and advances
not impaired[3]				4,796	927,869	0.5	4,796	927,869	0.5
Europe				760	425,902	0.2	760	425,902	0.2
Hong Kong				207	89,786	0.2	207	89,786	0.2
Rest of Asia-Pacific				333	87,905	0.4	333	87,905	0.4
North America				3,114	283,783	1.1	3,114	283,783	1.1
Latin America				382	40,493	0.9	382	40,493	0.9

	2,614	6,052	43.2	11,709	936,372	1.3	14,323	942,424	1.5

At 31 December 2007
Impaired loans and advances[2]	2,699	6,477	41.7	9,588	11,827	81.1	12,287	18,304	67.1
Europe	1,846	4,558	40.5	1,203	1,696	70.9	3,049	6,254	48.8
Hong Kong	132	378	34.9	12	55	21.8	144	433	33.3
Rest of Asia-Pacific	349	678	51.5	203	410	49.5	552	1,088	50.7
North America	119	421	28.3	7,057	7,963	88.6	7,176	8,384	85.6
Latin America	253	442	57.2	1,113	1,703	65.4	1,366	2,145	63.7

Collectively assessed
loans and advances
not impaired[3]				6,918	982,449	0.7	6,918	982,449	0.7
Europe				882	449,952	0.2	882	449,952	0.2
Hong Kong				232	89,581	0.3	232	89,581	0.3
Rest of Asia-Pacific				374	101,690	0.4	374	101,690	0.4
North America				4,804	293,456	1.6	4,804	293,456	1.6
Latin America				626	47,770	1.3	626	47,770	1.3

	2,699	6,477	41.7	16,506	994,276	1.7	19,205	1,000,753	1.9

1	Collectively assessed loans and advances comprise homogeneous groups of loans that are not considered individually significant, and loans subject to individual assessment where no impairment has been identified on an individual basis, but on which a collective impairment allowance has been calculated to reflect losses which have been incurred but not yet identified.
2	Impaired loans and advances are those identified as impaired on an individual basis and collectively assessed loans classified as impaired based on number of days past due.
3	Collectively assessed loans and advances not impaired are predominantly those under 90 days past due (less than 60 days for US vehicle loans).

Total impaired loans to customers were US$19 billion at 30 June 2008, an increase of 4 per cent since the end of 2007. At constant currency, the increase was 2 per cent. Impaired loans were 2 per cent of gross customer loans and advances, broadly in line with 31 December 2007.

The commentary that follows compares balances at 30 June 2008 with those at 31 December 2007 at constant exchange rates.

In Europe, impaired loans at US$5.9 billion were 8 per cent less than at the end of 2007, mainly due to the reclassification of the French regional banks as held for sale. Despite house price depreciation, credit quality in the UK remained resilient, helping to offset an increase in impaired loans in Turkey caused by strong balance sheet growth coupled with increased delinquency rates.

In Hong Kong, despite an increase in balances, impaired loans were flat at US$438 million reflecting favourable credit conditions due to the strong local economy.

In Rest of Asia-Pacific, impaired loans

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increased slightly as a rise in impaired loans in India and Australia, were partly offset by a decline in Taiwan, where credit quality improved in credit cards.

In North America, impaired loan balances rose by 6 per cent to US$8.9 billion from 31 December 2007. Credit performance in the consumer finance business continued to deteriorate. Loan portfolios seasoned and progressed as expected into later stages of delinquency and charge-off as the economy weakened, house prices continued to fall and unemployment rose. The broader decline in the economy spread to the US retail bank which experienced a rise in impairment on second lien mortgages. Delinquency ratios deteriorated in most categories, partly due to lower balances because of portfolio run-off and lower origination volumes as risk appetite was restricted. Delinquency balances benefited from the federal stimulus tax rebates made in the second quarter of 2008, enhanced collection efforts and increases in restructuring and modification of loans to assist customers to avoid foreclosures. A full discussion of these developments and their effect on credit quality is provided in ‘Areas of special interest – credit risk’ on page 161 and under ‘Renegotiated loans’ below.

In Latin America, impaired loans increased by 15 per cent to US$2.7 billion, primarily in Brazil, where there was strong growth in balances and credit quality deteriorated in vehicle finance and store loans.

Renegotiated loans

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and, if possible, help customers avoid foreclosure or repossession. Such activities include extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. Following restructuring, an overdue consumer account is normally reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, indicate that repayment will probably continue. These policies are required to be kept under continual review and their application varies according to the nature of the market, the product, and the availability of empirically based data. Criteria vary between products, but typically include: receipt of one or more qualifying payments within a certain period, a minimum lapse of time from origination before restructuring may occur, and restrictions on the number and/or frequency of successive restructurings. When empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll rate methodology ensures this factor is taken into account when calculating impairment allowances.

Renegotiated loans that would otherwise be past due or impaired totalled US$31 billion at 30 June 2008 (US$28 billion at 31 December 2007). Restructuring is most commonly applied to consumer finance portfolios. The largest concentration was in the US and amounted to US$27 billion (31 December 2007: US$24 billion) or 87 per cent (31 December 2007: 86 per cent) of the Group’s total renegotiated loans at 30 June 2008. The increase was due to a significant deterioration in credit quality in the US. Most restructurings in the US related to loans secured on real estate.

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Impairment allowances and charges

Movement in allowance accounts for total loans and advances

	Individually	Collectively
	assessed	assessed	Total
	US$m	US$m	US$m

At 1 January 2008	2,706	16,506	19,212
Amounts written off	(370)	(8,436)	(8,806)
Recoveries of loans and advances written off in previous years	58	421	479
Charge to income statement	332	9,625	9,957
Exchange and other movements	(315)	60	(255)

At 30 June 2008	2,411	18,176	20,587

At 1 January 2007	2,572	11,013	13,585
Amounts written off	(390)	(5,673)	(6,063)
Recoveries of loans and advances written off in previous years	57	287	344
Charge to income statement	385	5,943	6,328
Exchange and other movements	(3)	139	136

At 30 June 2007	2,621	11,709	14,330

At 1 July 2007	2,621	11,709	14,330
Amounts written off	(507)	(6,274)	(6,781)
Recoveries of loans and advances written off in previous years	72	589	661
Charge to income statement	411	10,438	10,849
Exchange and other movements	109	44	153

At 31 December 2007	2,706	16,506	19,212

Net loan impairment charge to the income statement by geographical region

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2008
Individually assessed impairment allowances
New allowances	476	30	62	160	22	750
Releases of allowances no longer required	(253)	(14)	(48)	(31)	(14)	(360)
Recoveries of amounts previously written off	(16)	(6)	(15)	(17)	(4)	(58)

	207	10	(1)	112	4	332

Collectively assessed impairment allowances
New allowances net of allowance releases	1,195	81	423	7,017	1,330	10,046
Recoveries of amounts previously written off	(154)	(14)	(57)	(32)	(164)	(421)

	1,041	67	366	6,985	1,166	9,625

Total charge for impairment losses	1,248	77	365	7,097	1,170	9,957
Banks	–	–	–	–	–	–
Customers	1,248	77	365	7,097	1,170	9,957

	%	%	%	%	%	%

Charge for impairment losses as a percentage
of closing gross loans and advances (annualised)	0.41	0.09	0.44	4.67	3.19	1.51

	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Impaired loans	5,905	438	1,117	8,912	2,673	19,045
Impairment allowances	3,746	373	965	13,187	2,316	20,587

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			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2007
Individually assessed impairment allowances
New allowances	406	40	130	122	77	775
Releases of allowances no longer required	(228)	(10)	(53)	(25)	(17)	(333)
Recoveries of amounts previously written off	(17)	(6)	(15)	(15)	(4)	(57)

	161	24	62	82	56	385

Collectively assessed impairment allowances
New allowances net of allowance releases	1,310	72	291	3,763	794	6,230
Recoveries of amounts previously written off	(131)	(14)	(45)	(17)	(80)	(287)

	1,179	58	246	3,746	714	5,943

Total charge for impairment losses	1,340	82	308	3,828	770	6,328
Banks	–	–	–	–	–	–
Customers	1,340	82	308	3,828	770	6,328

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.53	0.10	0.50	2.51	2.79	1.10

	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2007
Impaired loans	5,861	467	1,209	5,226	1,804	14,567
Impairment allowances	3,650	335	940	7,714	1,691	14,330

Half-year to 31 December 2007
Individually assessed impairment allowances
New allowances	375	63	81	106	133	758
Releases of allowances no longer required	(160)	(22)	(43)	(29)	(21)	(275)
Recoveries of amounts previously written off	(21)	(8)	(17)	(11)	(15)	(72)

	194	33	21	66	97	411

Collectively assessed impairment allowances
New allowances net of allowance releases	1,382	112	332	8,236	965	11,027
Recoveries of amounts previously written off	(373)	(15)	(47)	(19)	(135)	(589)

	1,009	97	285	8,217	830	10,438

Total charge for impairment losses	1,203	130	306	8,283	927	10,849
Banks	–	–	–	–	–	–
Customers	1,203	130	306	8,283	927	10,849

	%	%	%	%	%	%
Charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.43	0.17	0.43	5.16	2.94	1.74

	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2007
Impaired loans	6,266	433	1,088	8,384	2,145	18,316
Impairment allowances	3,938	376	926	11,980	1,992	19,212

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Impairment allowances as a percentage of loans and advances to customers

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	%	%	%
Total impairment allowances to gross lending[1]
Individually assessed impairment allowances	0.24	0.29	0.28
Collectively assessed impairment allowances	1.80	1.30	1.73

	2.04	1.59	2.01

1	Net of reverse repo transactions, settlement accounts and stock borrowings.

Loan impairment charges increased to US$10.1 billion in the first half of 2008, a rise of 58 per cent compared with the first half of 2007. The commentary that follows is on a constant currency basis.

New allowances for loan impairment charges rose by 51 per cent in the first half of 2008 compared with the first half of 2007, to US$10.8 billion. Releases and recoveries of allowances rose by 16 per cent to US$839 million.

In Europe, new loan impairment charges were US$1.7 billion, a decline of 4 per cent compared with the first half of 2007. Credit charges in Europe remained stable despite emerging economic and housing market weakness, particularly in the UK. In the UK retail bank, new loan impairment charges were in line with the first half of 2007 as lower new charges following the sale of a non-core portion of the cards portfolio in October 2007 were offset by the impact of balance growth in commercial lending. In the UK consumer finance business, new loan impairment charges fell following a methodology change which resulted in a one-off increase in new charges in the first half of 2007 and reduced balances. Elsewhere in Europe, new loan impairment charges rose due to growth in personal and credit card lending and higher delinquency rates in Turkey as some consumers encountered difficulties repaying their existing debts in the current economic climate. In France, new loan impairment charges rose reflecting a reduction in limits for recognising impairment on unauthorised overdrafts at the end of 2007 in accordance with new guidelines issued by the Commission Bancaire.

Releases and recoveries in Europe were US$423 million, an increase of 7 per cent, as the non-recurrence of higher recoveries in Global Banking and Markets in the UK in the first half of 2007 was more than offset by recoveries in Personal Financial Services and Commercial Banking in the UK retail bank.

In Hong Kong, new loan impairment charges were US$111 million, a decline of 2 per cent from the first half of 2007, reflecting the strong economy and rising asset prices.

Releases and recoveries in Hong Kong rose by 13 per cent from the first half of 2007 to US$34 million.

In Rest of Asia-Pacific, new loan impairment charges rose by 10 per cent to US$485 million. Balances grew strongly, particularly in lending to corporate and commercial clients and banks, reflecting buoyant economic conditions in the region. New loan impairment charges in India rose as a result of a more challenging credit environment for personal customers in which debt repayment was adversely affected by high inflation and interest rates, as well as balance sheet growth in cards, consumer finance, and personal loans. In the Middle East, increased delinquencies in the credit cards portfolio reflected balance growth, resulting in higher new loan impairment charges. This was partly offset in Taiwan, where new loan impairment charges fell due to the continued recovery from the 2006 credit crisis that had previously resulted in substantial new charges following regulatory intervention. In Thailand, new loan impairment charges also fell as a result of managing out of higher risk commercial banking relationships, as efforts were made to reduce risk in the portfolio.

Releases and recoveries in Rest of Asia-Pacific were broadly in line with the first half of 2007 at US$120 million.

New loan impairment charges in North America rose by 85 per cent to US$7.2 billion, notwithstanding a decline in balances due to portfolio run-off and the effect of tighter credit underwriting standards and the continuing effect of management actions taken in 2007 to curtail new originations. The significant deterioration in US credit quality against the prior year period was driven by rising unemployment rates, accelerating house price declines and increased bankruptcy filings. The ability of many US consumers to refinance debt was constrained as a result of reductions in housing equity and the tightening of

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underwriting criteria by most lenders. Combined with a general weakening of the economy and portfolio run-off, these factors resulted in higher delinquency rates across the portfolio. Delinquency rates rose in the mortgage services and consumer lending businesses because of the problems discussed above. Asset quality declined in certain portfolios within the US retail bank, particularly within the Home Equity Line of Credit and Home Equity Loan portfolios of the second lien lending book, which resulted in higher new loan impairment charges. The prime residential mortgage portfolio also showed some increased delinquency but impairment remained low. New loan impairment charges rose in the credit cards business following increased delinquency rates as a result of the deterioration in the US economy, higher levels of non-prime lending, portfolio seasoning and growth in bankruptcy filings. In the personal non-credit card business, new loan impairment charges rose as delinquency rates increased, driven by rising unemployment and economic weakness.

Releases and recoveries in North America rose by 38 per cent from the first half of 2007 to US$80 million, driven by higher releases in the US in the first half of 2008.

In Latin America, new loan impairment charges rose by 37 per cent to US$1.4 billion. Mexico was the main driver of the increase, with balance growth and higher delinquency rates in its credit card and personal loan portfolios as recent strong growth seasoned and credit experience in the market deteriorated. The increase in new loan impairment charges is seen as a cost of building strong market share in an area where HSBC was previously under-represented. New loan impairment charges in Brazil also rose, driven by balance growth and a deterioration in credit quality in vehicle finance and store loans.

Releases and recoveries in Latin America rose by 54 per cent to US$182 million due to higher releases in Brazil as a result of the sale of an impaired loan portfolio in Personal Financial Services in March 2008.

Charge for impairment losses as a percentage of average gross loans and advances to customers

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	%	%	%	%	%	%
Half-year to 30 June 2008
New allowances net of allowance releases	0.66	0.20	0.80	4.89	5.07	2.14
Recoveries	(0.08)	(0.04)	(0.14)	(0.04)	(0.64)	(0.10)

Total charge for impairment losses	0.58	0.16	0.66	4.85	4.43	2.04

Amount written off net of recoveries	0.52	0.16	0.56	3.98	3.74	1.71
Half-year to 30 June 2007
New allowances net of allowance releases	0.89	0.24	0.89	2.74	4.41	1.61
Recoveries	(0.08)	(0.04)	(0.14)	(0.02)	(0.42)	(0.08)

Total charge for impairment losses	0.81	0.20	0.75	2.72	3.99	1.53

Amount written off net of recoveries	0.83	0.24	0.60	2.40	3.07	1.39

Half-year to 31 December 2007
New allowances net of allowance releases	0.89	0.34	0.83	5.69	5.03	2.64
Recoveries	(0.22)	(0.04)	(0.14)	(0.02)	(0.71)	(0.16)

Total charge for impairment losses	0.67	0.30	0.69	5.67	4.32	2.48

Amount written off net of recoveries	0.56	0.24	0.77	2.74	3.07	1.39

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Risk elements in the loan portfolio

The disclosure of credit risk elements under the following headings reflects US accounting practice and classifications:

•	loans accounted for on a non-accrual basis;

•	accruing loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Troubled debt restructurings

The SEC requires separate disclosure of any loans whose terms have been modified, because of problems with the borrower, to grant concessions other than are warranted by market conditions. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructuring activities in personal loan portfolios described in ‘Renegotiated loans’ on page 172. Classification as a troubled debt restructuring may be discontinued after the first year if the debt performs in accordance with the new terms.

Troubled debt restructurings increased by 29 per cent in the first half of 2008, as more long-term modifications were offered to customers experiencing payment difficulties, particularly in the real estate secured portfolios in the US.

Unimpaired loans past due 90 days or more

Unimpaired loans contractually past due 90 days or more increased by 21 per cent. The rise was mainly due to the US consumer finance business, where credit quality deteriorated.

Impaired loans

In accordance with IFRSs, HSBC recognises interest income on assets after they have been written down as a result of an impairment loss. In the following tables, HSBC represents information on its impaired loans and advances which are designated in accordance with the policy described above.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below, and as discussed in ‘Areas of special interest – credit risk’ above, including ARMs and stated-income products.

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Analysis of risk elements in the loan portfolio by geographical region

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Impaired loans
Europe	5,905	5,861	6,266
Hong Kong	438	467	433
Rest of Asia-Pacific	1,117	1,209	1,088
North America	8,912	5,226	8,384
Latin America	2,673	1,804	2,145

	19,045	14,567	18,316

Troubled debt restructurings
Europe	602	601	648
Hong Kong	125	162	146
Rest of Asia-Pacific	35	47	34
North America	4,456	2,232	3,322
Latin America	1,212	796	848

	6,430	3,838	4,998

Unimpaired loans contractually past due 90 days or more as to principal or interest
Europe	345	193	202
Hong Kong	38	58	49
Rest of Asia-Pacific	240	135	156
North America	1,722	1,327	1,302
Latin America	225	318	421

	2,570	2,031	2,130

Trading loans classified as impaired
North America	897	130	675

Risk elements on loans
Europe	6,852	6,655	7,116
Hong Kong	601	687	628
Rest of Asia-Pacific	1,392	1,391	1,278
North America	15,987	8,915	13,683
Latin America	4,110	2,918	3,414

	28,942	20,566	26,119

Assets held for resale
Europe	82	48	59
Hong Kong	23	28	29
Rest of Asia-Pacific	18	16	7
North America	1,262	1,106	1,172
Latin America	120	93	101

	1,505	1,291	1,368

Total risk elements
Europe	6,934	6,703	7,175
Hong Kong	624	715	657
Rest of Asia-Pacific	1,410	1,407	1,285
North America	17,249	10,021	14,855
Latin America	4,230	3,011	3,515

	30,447	21,857	27,487

	%	%	%
Loan impairment allowances as a percentage of risk elements on loans, excluding those trading loans classified as impaired	73.4	70.1	75.5

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Liquidity and funding

The liquidity and funding risk framework is adapted in response to changes in the mix of business that HSBC undertakes, and to changes in the nature of the markets in which HSBC operates. There have been no material changes to HSBC’s objectives, policies or procedures for the management of liquidity and funding risks as described in the Annual Report and Accounts 2007, the key features of which are repeated below. HSBC has continuously monitored the impact of recent market events on the Group’s liquidity positions and introduced more conservative assumptions where justified. The impact of these recent market events is discussed more fully later in this section. The liquidity and funding risk framework will continue to adapt, particularly as the Group assimilates further knowledge from the recent dislocations in the market.

The management of liquidity and funding is primarily carried out locally in the operating entities of HSBC in accordance with practices and limits set by the Risk Management Meeting (‘RMM’). These limits vary by entity to take into account the depth and liquidity of the market in which the entity operates. It is HSBC’s general policy that each banking entity should be self-sufficient with regards to funding its own operations.

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding. HSBC places considerable importance on maintaining the stability of these deposits. Stability depends upon preserving depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent deposit-pricing strategies.

HSBC also accesses professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the interbank market, placing significantly more funds with other banks than they borrow.

The main operating subsidiary that does not accept deposits is HSBC Finance, which funds itself principally by taking term funding in the professional markets and by securitising assets. At 30 June 2008, US$132 billion (30 June 2007: US$144 billion; 31 December 2007: US$142 billion) of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source.

Advances to deposits ratio

HSBC emphasises the importance of current accounts and savings accounts as a source of funds to finance lending to customers, and discourages reliance on short-term professional funding. To achieve this goal, limits are placed on Group banking entities which restrict their ability to grow loans to customers without corresponding growth in core current accounts and savings accounts. This measure is referred to as the ‘advances to deposits’ ratio.

Advances to deposits ratio limits are set by the RMM and monitored by Group Finance. The ratio compares loans and advances to customers as a percentage of core customer current and savings accounts together with term funding with a remaining term to maturity in excess of one year. Loans to customers which are part of reverse repurchase arrangements, and where the Group receives securities which are deemed to be liquid, are excluded from the advances to deposits ratio. Current accounts and savings accounts from customers deemed to be ‘professional’ are excluded. The definition of a professional customer takes account of the size of the customer’s total deposit balances by applying a tiering classification. Generally, any customer with total funds deposited in excess of US$2 million is regarded as professional. Due to the distinction between core and professional depositors, the Group’s measure of advances to deposits will be more restrictive than that which could be inferred from the published financial statements.

The three major Group banking entities shown separately in the table below represented 70 per cent of the Group’s total core deposits at 30 June 2008 (30 June 2007: 72 per cent; 31 December 2007: 71 per cent). The table demonstrates that loans to customers in the Group’s principal banking entities are broadly financed by reliable and stable sources of funding.

HSBC would meet any unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank or collateralised lending markets. In addition to the advances to deposits ratio, the Group uses a range of other measures for managing liquidity risk. These other measures include the ratio of net liquid assets to customer liabilities and projected cash flow scenario analyses.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

The advances to deposits ratios of the Group’s principal banking entities

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	%	%	%
HSBC Bank
(UK operations)
Period-end	100.9	96.6	97.5
Maximum	101.0	101.7	97.5
Minimum	97.5	95.5	92.6
Average	99.4	98.6	95.5

The Hongkong and Shanghai Banking Corporation
Period-end	82.9	77.4	76.7
Maximum	82.9	78.2	82.2
Minimum	76.7	72.4	73.5
Average	80.5	75.3	77.6

HSBC Bank USA
Period-end	110.3	112.2	114.9
Maximum	115.9	116.8	116.0
Minimum	110.3	107.0	109.3
Average	113.1	111.5	113.7

Total of Group’s other principal banking entities
Period-end	91.1	88.2	88.4
Maximum	92.3	88.2	89.3
Minimum	86.4	86.2	87.3
Average	89.4	87.1	88.4

Ratio of net liquid assets to customer liabilities

Net liquid assets are liquid assets less all funds maturing in the next 30 days from wholesale market sources and from customers who are deemed to be professional. The Group defines liquid assets for the purposes of the liquidity ratio as cash balances, short-term interbank deposits and highly rated debt securities available for immediate sale and for which a deep and liquid market exists. As noted above, the definition of a professional customer takes account of the size of the customer’s total deposits. Contingent liquidity risk associated with committed loan facilities is not reflected in the ratios. The Group’s framework for monitoring this risk is outlined below.

Limits for the ratio of net liquid assets to customer liabilities are set for each bank operating entity. As HSBC Finance does not accept customer deposits, it is not appropriate to manage their liquidity using the standard liquidity ratios. The liquidity and funding risk framework of HSBC Finance is discussed below. Ratios of net liquid assets to customer liabilities are provided in the following table. For additional information, the US dollar equivalents of net liquid assets are also provided.

Net liquid assets and the ratio of net liquid assets to customer liabilities

	Half-year to

	30 June 2008		30 June 2007		31 December 2007

		Net liquid	Net liquid			Net liquid
	Ratio	assets	Ratio	assets	Ratio	assets
	%	US$bn	%	US$bn	%	US$bn
HSBC Bank (UK operations)
Period-end	9.8	37.3	14.5	47.5	12.1	44.2
Maximum	14.1	52.5	16.3	48.7	21.5	80.6
Minimum	9.8	37.0	13.5	39.9	12.1	44.2
Average	11.5	42.2	14.5	44.8	16.6	59.3

The Hongkong and Shanghai Banking
Corporation
Period-end	19.9	51.1	18.8	42.9	21.8	53.9
Maximum	22.7	57.7	22.9	52.6	24.1	56.9
Minimum	19.9	51.1	16.1	35.3	17.4	42.9
Average	21.5	54.9	20.2	44.9	21.2	50.7

HSBC Bank USA
Period-end	17.0	17.1	20.9	20.7	15.8	17.1
Maximum	20.4	21.7	25.7	26.1	23.0	23.4
Minimum	15.8	17.1	20.9	20.7	15.8	17.1
Average	18.6	19.6	23.4	23.8	19.2	20.0

Total of Group’s other principal banking
entities[1]
Period-end	19.4	68.3	25.3	68.3	21.0	66.1
Maximum	22.1	74.4	25.3	68.3	26.1	72.7
Minimum	19.4	66.1	23.7	58.8	21.0	64.5
Average	21.1	70.2	24.3	61.4	23.9	69.6

1	This reflects the other main banking subsidiaries and, as such, includes businesses spread across a range of locations, in many of which the Group may require a higher ratio of net liquid assets to customer liabilities to reflect local market conditions.

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Projected cash flow scenario analysis

The Group uses a number of standard projected cash flow scenarios which are designed to model both Group-specific and market-wide liquidity crises. The scenarios vary the rate and timing of deposit withdrawals and drawdowns on committed lending facilities, and restrict access to interbank funding, term debt markets and the ability to generate funds from asset portfolios. The scenarios are modelled by all Group banking entities and by HSBC Finance. The assumptions for each scenario are regularly reviewed for appropriateness. In addition to the Group’s standard projected cash flow scenarios, individual entities are required to design their own scenarios tailored to reflect specific local market conditions, products and funding bases.

Limits for cumulative net cash flows under stress scenarios are set for each banking entity and for HSBC Finance.

Both ratio and cash flow limits reflect the local market place, the diversity of funding sources available and the concentration risk from large depositors. Compliance with entity level limits is monitored centrally by Group Finance and reported regularly to the RMM.

HSBC Finance

As HSBC Finance does not accept customer deposits, it takes funding from the professional markets. HSBC Finance uses a range of measures to monitor funding risk, including projected cash flow scenario analysis and placing caps on the amount of unsecured term funding that can mature in any rolling three-month and rolling 12-month periods. HSBC Finance also maintains access to committed sources of secured funding and has in place committed backstop lines for short-term refinancing CP programmes. At 30 June 2008, the maximum amounts of unsecured term funding maturing in any rolling three-month and rolling 12-month periods were US$6.2 billion and US$17.7 billion, respectively (30 June 2007: US$6.2 billion and US$16.2 billion; 31 December 2007: US$6.2 billion and US$17.7 billion). At 30 June 2008, HSBC Finance also had in place unused committed sources of secured funding, for which eligible assets were held, of US$2.9 billion (30 June 2007: US$9.1 billion; 31 December 2007: US$6.2 billion) and committed backstop lines from non-Group entities in support of CP programmes totalling US$6.3 billion (30 June 2007: US$9.3 billion; 31 December 2007: US$9.3 billion).

Contingent liquidity risk

In the normal course of its business, the Group provides committed facilities to customers; these facilities include committed backstop lines to conduit vehicles sponsored by the Group, as well as standby facilities to corporate customers. These facilities would increase the funding requirements of the Group should customers choose to raise drawdown levels over and above their normal utilisation rates. The liquidity risk consequences of drawdowns on these committed loan facilities provided by Group entities are reflected in projected cash flow scenario analyses, in which the level of drawdown is increased under different stress scenarios. The Group also sets total notional limits by Group entity for certain categories of non-cancellable contingent funding commitments. The limits are set by the RMM after due consideration of the entity’s ability to fund the commitments. The limits are split according to the borrower, the liquidity of the underlying assets and the size of the committed line.

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Interim Management Report: Risk (continued)

The Group’s contractual exposures monitored under the contingent liquidity risk limit structure

										The Hongkong and
										Shanghai Banking
	HSBC Bank			HSBC Bank USA			HSBC Bank Canada			Corporation

	At	At	At	At	At	At	At	At	At	At	At	At
	30 June	30 June	31 Dec	30 June	30 June	31 Dec	30 June	30 June	31 Dec	30 June	30 June	31 Dec
	2008	2007	2007	2008	2007	2007	2008	2007	2007	2008	2007	2007
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
Conduits
Client-originated assets[1]
– total lines	7.9	7.5	11.0	11.9	7.1	9.5	0.7	0.7	0.7	–	–	–
– largest individual
lines	1.0	1.0	1.6	0.5	0.6	0.9	0.3	0.4	0.4	–	–	–
HSBC-managed assets[2]	35.7	–	25.7	–	–	–	–	–	–	–	–	–
Other conduits[3]	0.2	–	–	1.4	2.7	2.6	–	1.3	1.8	–	–	–
Single-issuer liquidity facilities
– five largest[4]	8.4	7.0	10.0	5.8	4.5	5.9	–	–	–	1.4	1.3	1.3
– largest market sector[5]	6.6	8.1	11.7	4.1	5.6	4.2	–	–	–	2.1	2.8	2.3

1	These exposures relate to consolidated multi-seller conduits (refer pages 148 to 149). These vehicles provide funding to Group customers by issuing debt secured by a diversified pool of customer-originated assets.
2	These exposures relate to consolidated securities investment conduits, primarily Solitaire and Mazarin (refer pages 148 to 149). These vehicles issue debt secured by highly rated ABSs which are managed by HSBC.
3	These exposures relate to third party sponsored conduits (refer page 151).
4	These figures represent the five largest committed liquidity facilities provided to customers other than those facilities to conduits.
5	These figures represent the total of all committed liquidity facilities provided to the largest market sector other than those facilities to conduits.

The Group recognises that, in times of market stress, it may also choose to provide non-contractual liquidity support to certain HSBC-sponsored vehicles or HSBC-promoted products. Such potential support would not be included in the Group’s liquidity risk measures until such time as the support becomes legally binding, and would only be provided after careful consideration of the potential funding requirement and the impact on the entity’s overall levels of liquidity.

The impact of market turmoil on the Group’s liquidity risk position

The disruptions that have occurred in the financial markets since the onset of the market turmoil in August 2007 have been far reaching. A significant aspect of the credit crisis has been the adverse effect on the liquidity and funding risk profile of the banking system.

At a systemic level, the effect of the credit crisis upon the liquidity and funding risk of the banking system can be characterised as follows:

•	interbank funding costs increased as banks became reluctant to lend to each other beyond the very short-term;

•	many asset classes previously considered as liquid became illiquid;
•	the ability of many market participants to issue either unsecured or secured debt has been restricted; and

•	special purpose entities with investments linked to US sub-prime mortgages, or to ABSs where the underlying credit exposures were not fully transparent, found it increasingly difficult to raise wholesale funding.

In response, a number of central banks have introduced measures to provide further liquidity into the market and to alleviate the strains being experienced.

In general terms, the strains due to the credit crisis have been concentrated in the wholesale market as opposed to the retail market (the latter being the market from which the Group sources its core current and savings accounts, the importance of which as a funding source for the Group is discussed under ‘Advances to deposits ratio’ above). Financial institutions such as HSBC, with less reliance on wholesale markets, were less affected by the recent conditions.

This distinction between the experience of financial institutions with greater or lesser dependence on the wholesale markets is critical to understanding the impact of the market turmoil upon the liquidity and funding of HSBC. The Group’s

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limited dependence upon the wholesale or professional markets for funding has been a significant competitive advantage to HSBC through the recent period of dislocation in the financial markets.

The extent to which the liquidity and funding of HSBC has been affected by the market turmoil, has been largely limited to the Group’s activities that had historically depended upon the asset-backed commercial paper markets for funding, specifically SIVs and conduits, and certain money market funds. This was discussed in detail on page 183 of the Annual Report and Accounts 2007 and updated for developments in the first six months of 2008 in this Interim Report.

The deterioration of the US sub-prime credit market has reduced the availability of committed financing to entities with exposures to the US sub-prime market. However, HSBC Finance, by virtue of its position within the Group, continues to enjoy and renew, albeit at a lower level, committed financing facilities. HSBC Finance also continues to have access to term funding markets, although the price of this funding has increased to reflect the downturn in credit markets. Funding plans are in place to enable HSBC Finance to deal with continued stress in the credit markets.

HSBC Holdings has continued to have access to debt capital markets at normal market pricing levels.

The customer deposit base of the Group has grown since August 2007. During this period, the Group has not increased deposit pricing to attract additional deposits. As a net provider of funds to the interbank market, the Group has not been significantly affected by the scarcity of interbank funding.

The Group has regularly reviewed the quality of assets to ensure that only those assets for which a deep and liquid market exists are classified as liquid within liquidity and funding risk measures.

Market risk

There have been no material changes to HSBC’s objectives for the management of market risk as described in the Annual Report and Accounts 2007. The key features are reported below.

Market risk is the risk that movements in market risk factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce HSBC’s income or the value of its portfolios.

HSBC separates exposures to market risk into trading and non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated.

Non-trading portfolios primarily arise from the interest rate management of HSBC’s retail and commercial banking assets and liabilities, financial investments classified as available for sale and held to maturity, and exposure arising from HSBC’s insurance operations.

HSBC uses a range of tools to monitor and limit market risk exposures. These include sensitivity analysis, value at risk (‘VAR’) and stress testing.

Sensitivity analysis

Sensitivity measures are used to monitor the market risk positions within each risk type, for example, present value of a basis point movement in interest rates, for interest rate risk. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.

Value at risk

VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence.

The VAR models used by HSBC are based predominantly on historical simulation. These models derive plausible future scenarios from past series of recorded market rates and prices, taking into account inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.

The historical simulation models used by HSBC incorporate the following features:

•	potential market movements are calculated with reference to data from the past two years;

•	historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities; and

•	VAR is calculated to a 99 per cent confidence level and for a one-day holding period.

     HSBC routinely validates the accuracy of its VAR models by back-testing the actual daily profit

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

and loss results, adjusted to remove non-modelled items such as fees and commissions, against the corresponding VAR numbers. Statistically, HSBC would expect to see losses in excess of VAR only one per cent of the time over a one-year period. The actual number of excesses over this period can therefore be used to gauge how well the models are performing.

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	the use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence;

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures; and

•	VAR is unlikely to reflect loss potential on exposures that only arise under significant market moves.

Stress testing

In recognition of the limitations of VAR, HSBC augments VAR with stress testing to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables.

Stress testing is performed at a portfolio level, as well as on the consolidated positions of the Group, and covers the following scenarios:

•	Sensitivity scenarios, which consider the impact of market moves to any single risk factor or a set of factors. For example the impact resulting from a break of a currency peg that is unlikely to be captured within the VAR models;

•	Technical scenarios, which consider the largest move in each risk factor, without consideration of any underlying market correlation;

•	Hypothetical scenarios, which consider potential macro economic events; and
•	Historical scenarios, which incorporate historical observations of market moves during previous periods of stress which would not be captured within VAR.

Stress testing is governed by the ‘Stress Testing Review Group’ forum that coordinates the Group stress testing scenarios in conjunction with the regional risk managers. Consideration is given to the actual market risk exposures, along with market events in determining the stress scenarios.

Stress testing results are reported to senior management and provide them with an assessment of the financial impact such events would have on the profit of HSBC. The daily losses experienced in the first half of 2008 were within the stress loss scenarios reported to senior management.

The impact of market turmoil on market risk

The years preceding the current market turmoil were characterised by historically low levels of volatility, with ample market liquidity. This period was associated with falling levels of VAR as the level of observed market volatility is a key determinant in the VAR calculation. As a consequence HSBC reduced the overall VAR limit to reflect the lower level of volatility, and associated VAR.

The increase in market volatility experienced during the last six months of 2007 was most noticeable in the credit spreads of financial institutions and ABSs/MBSs. The increase in the volatility of credit spreads reflected the market’s uncertainty of financial institutions exposure to the US sub-prime market, either directly or through structured products. This is discussed further in ‘Credit spread risk’ on page 187.

The tightening of both credit and liquidity within the wholesale markets prompted remedial action from the central banks, which included injecting liquidity into the wholesale markets and cutting rates.

Credit spread volatility has continued to increase during 2008, and as the effect of the market turmoil on the wider economy has become more apparent, there has been a larger increase in the volatility of other risk types, such as interest rates.

Positions taken in anticipation of rate reductions led to an increase in the total VAR in early 2008. VAR continued to increase during the period as a result of higher volatility; however, the impact on VAR was limited as a result of a reduction in positions towards the end of the period (see ‘Value at risk of the trading and non-trading portfolios’ below).

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The overall VAR limit for the Group remained unchanged from the level prior to the market turmoil, despite the increase in volatility.

The following table provides an overview of the reporting of risks within this section:

Portfolio

	Trading	Non-trading
Risk type
Foreign exchange	VAR	VAR	[1]
Interest rate	VAR	VAR	[2]
Commodity	VAR	N/A
Equity	VAR	Sensitivity
Credit spread	Sensitivity	Sensitivity	[3]

1	The structural foreign exchange risk is monitored using sensitivity analysis.
2	The VAR for the fixed-rate securities issued by HSBC Holdings is not included within the Group VAR. See page 188. In addition, see Sensitivity of net interest income on page 189.
3	Credit spread VAR is reported for the credit derivatives transacted by Global Banking. See page 187.

Value at risk of the trading and non-trading portfolios

The VAR, both trading and non-trading, for the Group was as follows:

Value at risk

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

At period end	144.2	84.2	70.1
Average	135.5	62.5	67.9
Minimum	59.8	43.8	57.3
Maximum	230.5	98.1	85.9

As a result of improvements in the Group VAR data collection process during 2008, all entities within the Group are now aggregated on a historical simulation basis, reflecting the full diversification effects across the Group’s VAR. The 2007 VAR has been adjusted, reducing the total VAR by US$18.9 million as at 30 June 2007 and by US$25.2 million as at 31 December 2007. The maximum, minimum and average VARs have also been adjusted on a comparable basis in order to fairly present the trend.

The daily VAR, both trading and non-trading, for the Group was as follows:

Daily VAR (trading and non-trading) (US$m)

The major contributor to the trading and non-trading VAR for the Group was Global Markets.

The histogram below illustrates the frequency of daily revenue arising from Global Markets’ trading, balance sheet management and other trading activities.

The average daily revenue earned therefrom in the first half of 2008 was US$21.7 million, compared with US$26.3 million in the first half of 2007. The standard deviation of these daily revenues was US$48.3 million compared with US$17.8 million in the first half of 2007. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

An analysis of the frequency distribution of daily revenue shows that there were 33 days with negative revenue during the first half of 2008 compared with one day in the first half of 2007. The most frequent result was a daily revenue of between US$46 million and US$50 million with 8 occurrences.

Daily distribution of Global Markets’ trading, balance sheet management and other trading revenues1

Half-year to 30 June 2008

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Interim Management Report: Risk (continued)

Half-year to 30 June 2007

Half-year to 31 December 2007

1	The effect of any month-end adjustments not attributable to a specific daily market move is spread evenly over the days in the month in question.

For a description of HSBC’s fair value and price verification controls, see pages 129 to 137.

Trading portfolios

HSBC’s control of market risk is based on a policy of restricting individual operations to trading within a list of permissible instruments authorised for each site by Traded Credit and Market Risk, of enforcing rigorous new product approval procedures, and of restricting trading in the more complex derivative products to offices with appropriate levels of product expertise and robust control systems.

Market making and proprietary position-taking is undertaken within Global Markets. The VAR for such trading activity at 30 June 2008 was US$37.0 million (30 June 2007: US$22.4 million; 31 December 2007: US$30.2 million). This is analysed below by risk type.

VAR by risk type for the trading activities

	Foreign
	exchange and	Interest
	commodity	rate	Equity	Total
	US$m	US$m	US$m	US$m

At 30 June 2008	16.6	34.5	9.6	37.0
At 30 June 2007	9.7	20.5	7.6	22.4
At 31 December 2007	10.7	25.4	10.2	30.2

Average
First half of 2008	14.2	39.6	16.8	44.2
First half of 2007	9.8	20.3	7.3	21.4
Second half of 2007	9.2	25.4	8.5	25.9

Minimum
First half of 2008	8.7	21.4	9.2	23.7
First half of 2007	4.0	14.9	3.9	14.3
Second half of 2007	5.1	17.6	3.4	18.1

Maximum
First half of 2008	21.9	67.9	37.9	87.2
First half of 2007	23.0	26.8	12.4	31.7
Second half of 2007	13.6	36.1	15.1	38.8

       The VAR for 2007 has been restated on the same basis as the Group VAR on page 185.

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Credit spread risk

The risk associated with movements in credit spreads is primarily managed through sensitivity limits, stress testing and VAR on those portfolios where it is calculated.

The Group is introducing credit spread as a separate risk type within its VAR models and, at 30 June 2008, credit spread VAR was calculated for the London trading and New York credit derivatives portfolios. At 30 June 2008, the total VAR for the trading activities, including credit spread VAR for the above portfolios, was US$46.8 million (31 December 2007: US$39.8 million).

The sensitivity of trading income to the effect of movements in credit spreads on the total trading activities of the Group was US$188.1 million at 30 June 2008 (30 June 2007: US$18.5 million; 31 December 2007: US$95.4 million). This sensitivity was calculated using simplified assumptions based on one-day movements in average market credit spreads over a two-year period at a confidence level of 99 per cent. It should be noted that diversification effects with other risk types is likely to lead to a reduced impact on trading income.

The increase in the sensitivity at 30 June 2008, compared with 30 June 2007 was mainly due to the effect of higher volatility in credit spreads.

Credit spread risk also arises on credit derivative transactions entered into by Global Banking in order to manage the risk concentrations within the corporate loan portfolio and so enhance capital efficiency. The mark-to-market of these transactions is taken through the income statement.

At 30 June 2008, the credit spread VAR on the credit derivatives transactions entered into by Global Banking was US$33.7 million (30 June 2007: US$4.8 million; 31 December 2007: US$19.7 million). The VAR shows the effect on trading income from a one-day movement in credit spreads over a two-year period, calculated to a 99 per cent confidence level.

Gap risk

Certain transactions are structured such that the risk to HSBC is negligible under a wide range of market conditions or events, but in which there exists a remote probability that a significant gap event could lead to loss. A gap event could be seen as a change in market price from one level to another with no trading opportunity in between, and where the price change breaches the threshold beyond which the risk profile changes from having no open risk to having full exposure to the underlying structure. Such movements may occur, for example, when there are adverse news announcements and the market for a specific investment becomes illiquid, making hedging impossible.

Given the characteristics of these transactions, they will make little or no contribution to VAR or to traditional market risk sensitivity measures. HSBC captures the risks for such transactions within its stress testing scenarios. Gap risk arising is monitored on an ongoing basis, and HSBC incurred no gap losses on such transactions in the first half of 2008.

ABSs/MBSs positions

The ABSs/MBSs exposures within the trading portfolios are managed within sensitivity and VAR limits, as described on page 249 in the Annual Report and Accounts 2007, and are included within the stress testing scenarios as described on page 184.

Non-trading portfolios

Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on embedded optionality within certain product areas such as the incidence of mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand such as current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the supervision of the local Asset and Liability Committee (‘ALCO’).

Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits. The VAR for these portfolios is included within the Group VAR (see ‘Value at risk of the trading and non-trading portfolios’ above).

Credit spread risk

At 30 June 2008, the sensitivity of equity to the effect of movements in credit spreads on the Group’s available-for-sale debt securities was US$345.1 million (30 June 2007: US$45.0 million; 31 December 2007: US$206.5 million). The

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

sensitivity was calculated on the same basis as that applied to the trading portfolio. Including the gross exposure to the SIVs consolidated within HSBC’s balance sheet the sensitivity increased to US$393.1 million (31 December 2007: US$279.8 million). This sensitivity was calculated, however, before taking account of any losses which would have been absorbed by the income note holders. At 30 June 2008, the income note holders would have absorbed the first US$1.2 billion of any losses incurred by the SIVs prior to HSBC incurring any.

The increase in this sensitivity at 30 June 2008, compared with 30 June 2007, was due to the effect of higher volatility in credit spreads.

Fixed-rate securities

Market risk also arises on fixed-rate securities issued by HSBC Holdings. These securities are issued to support long-term capital investments in subsidiaries and include non-cumulative preference shares, non-cumulative perpetual preferred securities and fixed-rate subordinated debt. The interest rate VAR for these capital instruments, which is not included within the Group VAR, was as follows:

Capital instruments VAR

VAR
US$m

At 30 June 2008	223.3
At 30 June 2007	61.8
At 31 December 2007	104.7

Average
First half of 2008	148.0
First half of 2007	67.8
Second half of 2007	83.7

Minimum
First half of 2008	101.8
First half of 2007	61.8
Second half of 2007	63.3

Maximum
First half of 2008	223.3
First half of 2007	72.0
Second half of 2007	105.4

The increase in the VAR is due to the issuance of fixed rate securities during the first half of 2008, coupled with an increase in market volatility.

Equity securities classified as available for sale

Market risk arises on equity securities held as available for sale. The fair value of these securities at 30 June 2008 was US$9.5 billion (30 June 2007: US$9.3 billion; 31 December 2007: US$12.6 billion), including private equity holdings of US$3.4 billion (30 June 2007: US$2.7 billion; 31 December 2007: US$3.2 billion). Investments in private equity are primarily made through managed funds that are subject to limits on the amount invested. Potential new commitments are subject to risk appraisal to ensure that industry and geographical concentrations remain within acceptable levels for the portfolio as a whole. Regular reviews are performed to substantiate the value of the investments within the portfolio. At 30 June 2008, funds typically invested for short-term cash management represented US$1.8 billion (30 June 2007: US$2.2 billion; 31 December 2007: US$3.1 billion), and investments held to facilitate ongoing business, such as holdings in government-sponsored enterprises and local stock exchanges, represented US$1.4 billion (30 June 2007: US$1.3 billion; 31 December 2007: US$1.7 billion). Other strategic investments represented US$2.9 billion at 30 June 2008 (30 June 2007: US$3.1 billion; 31 December 2007: US$4.6 billion). The fair value of the constituents of equity securities classified as available for sale can fluctuate considerably. A 10 per cent reduction in the value of the available-for-sale equities at 30 June 2008 would have reduced equity by US$0.9 billion (30 June 2007: US$0.9 billion; 31 December 2007: US$1.3 billion). For details of the impairment incurred on available-for-sale equity securities see ‘Accounting policies’ on page 116.

Defined benefit pension scheme

Market risk also arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. Pension scheme assets include equities and debt securities, the cash flows from which change as equity prices and interest rates vary. There are risks that market movements in equity prices and interest rates could result in asset values which are insufficient over time to cover the level of projected obligations and these, in turn, could increase with a rise in inflation and members living longer. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess these risks using reports prepared by independent external actuaries and, where appropriate, adjust investment strategies and contribution levels accordingly.

The present value of HSBC’s defined benefit pension schemes’ liabilities was US$32.3 billion at 30 June 2008, compared with US$31.0 billion at 30 June 2007 and US$32.4 billion at 31 December

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2007. Assets of the defined benefit pension schemes at 30 June 2008 comprised 21 per cent equity investments (30 June 2007: 26 per cent; 31 December 2007: 26 per cent); 64 per cent debt securities (30 June 2007: 62 per cent; 31 December 2007: 62 per cent) and 15 per cent other (including property) (30 June 2007: 12 per cent; 31 December 2007: 12 per cent).

Sensitivity of net interest income

There have been no material changes since 31 December 2007 to HSBC’s measurement and management of the sensitivity of net interest income to movements in interest rates.

A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the effect of prospective interest rate movements which could reduce future net interest income, while balancing the cost of such hedging activities on the current net revenue stream.

The table below sets out the effect on future net interest income of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2008. Assuming no management actions, a series of such rises would decrease planned net interest income for the 12 months to 30 June 2009 by US$610 million (to 31 December 2008: US$503 million), while a series of such falls would increase planned net interest income by US$430 million (to 31 December 2008: US$525 million). These figures incorporate the effect of any option features in the underlying exposures.

Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into blocs of currencies whose rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is as follows:

Sensitivity of projected net interest income

		Rest of	Hong Kong	Rest of
	US dollar	Americas	dollar	Asia	Sterling	Euro
	bloc	bloc	bloc	bloc	bloc	bloc	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in July 2008 to June 2009 projected net interest income
+ 25 basis points shift in yield curves at the beginning of each quarter	(258)	82	(29)	128	(164)	(369)	(610)
– 25 basis points shift in yield curves at the beginning of each quarter	271	(95)	(155)	(113)	165	357	430

Change in January 2008 to December 2008 projected net interest income
+ 25 basis points shift in yield curves at the beginning of each quarter	(275)	96	9	77	(140)	(270)	(503)
– 25 basis points shift in yield curves at the beginning of each quarter	272	(95)	11	(65)	142	260	525

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect on projected net interest income of the pro forma movements of the yield curve based on the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Global Markets or in the business units to mitigate the effect of this interest rate risk. In reality, Global Markets proactively seeks to change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential effect on net interest income of some rates changing while others remain unchanged. The projections take account of the effect on net interest income of anticipated differences in changes between interbank interest rates and interest rates linked to other bases (such as Central Bank rates or product rates for which the entity has discretion over the timing and extent of rate changes). The projections make other simplifying assumptions too, including that all positions run to maturity.

HSBC’s core exposure to the effect of movements in interest rates on its net interest income arise from three areas: core deposit franchises, HSBC Finance and Global Markets. This is described more fully in the Annual Report and Accounts 2007.

The major driver of the changes in the sensitivity of projected net interest income from January 2008 to December 2008 and from July 2008

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Interim Management Report: Risk (continued)

to June 2009 is growth in net trading assets, the funding for which is generally sourced from floating rate retail deposits and recorded in net interest income, but the income from which is recorded in net trading income, and an increased reduction in the net interest margin on the Group’s core deposit base should interest rates fall, this is most significant in the Hong Kong dollar bloc.

Projecting the movement in net interest income from prospective changes in interest rates entails a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Global Markets.

Sensitivity of reported reserves to interest rate movements

			Impact in the preceding 6 months

			Maximum		Minimum
	US$m		US$m		US$m

At 30 June 2008

+ 100 basis point parallel move in all yield curves	(2,179)		(2,519)		(1,737)
As a percentage of total shareholders’ equity	(1.7%	)	(2.0%	)	(1.4%	)
– 100 basis point parallel move in all yield curves	2,494		2,609		1,947
As a percentage of total shareholders’ equity	2.0%		2.1%		1.5%

At 30 June 2007

+ 100 basis point parallel move in all yield curves	(1,713)		(1,713)		(1,519)
As a percentage of total shareholders’ equity	(1.4%	)	(1.4%	)	(1.3%	)
– 100 basis point parallel move in all yield curves	1,668		1,668		1,430
As a percentage of total shareholders’ equity	1.4%		1.4%		1.2%

At 31 December 2007

+ 100 basis point parallel move in all yield curves	(1,737)		(1,738)		(1,565)
As a percentage of total shareholders’ equity	(1.4%	)	(1.4%	)	(1.2%	)
– 100 basis point parallel move in all yield curves	1,977		2,048		1,498
As a percentage of total shareholders’ equity	1.5%		1.6%		1.2%

The sensitivities are illustrative only and are based on simplified scenarios. The table shows the potential sensitivity of reserves to valuation changes in available-for-sale portfolios and cash flow hedges following the pro forma movements in interest rates. These particular exposures form only a part of the Group’s overall interest rate exposures. The accounting treatment under IFRSs of the Group’s remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

Structural foreign exchange exposures

Structural foreign exchange exposures represent net investments in subsidiaries, branches or associates, the functional currencies of which are currencies other than the US dollar. HSBC’s policies and procedures for managing these exposures are described on page 256 in the Annual Report and Accounts 2007.

Operational risk

Operational risk is the risk of loss arising from fraud, unauthorised activities, error, omission, inefficiency, systems failure or external events. It is inherent in every business organisation and covers a wide spectrum of issues.

The Group’s approach to the management of operational risk is described on page 260 in the Annual Report and Accounts 2007, and is summarised below:

Operational risk is managed as an independent risk discipline within Group Risk. A Group Operational Risk function is responsible for establishing and maintaining the operational risk management framework and for monitoring the Group’s operational risk profile. A Global Operational Risk and Controls Committee has been established, which reports to the Risk Management Meeting and meets quarterly to discuss key risk issues and review the effective implementation of the Group’s operational risk management framework.

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HSBC has codified its operational risk management framework in a high level standard, supplemented by more detailed formal policies. The detailed policies explain HSBC’s approach to identifying, assessing, monitoring and controlling operational risk and give guidance on mitigating action to be taken when weaknesses are identified.

In each of HSBC’s subsidiaries, business managers are responsible for maintaining an acceptable level of internal control, commensurate with the scale and nature of their operations. They are responsible for identifying and assessing risks, designing controls and monitoring the effectiveness of these controls. The operational risk management framework helps managers to fulfil these responsibilities by defining a standard risk assessment methodology and providing a tool for the systematic reporting of operational loss data.

The control environment in each subsidiary is subject to an independent programme of periodic reviews undertaken by Internal Audit. This is supported by the monitoring of external operational risk events, which ensures that HSBC stays in line with industry best practice and takes account of lessons learned from publicised operational failures.

Legal risk

Each operating company is required to implement policies, procedures and guidelines in respect of the management and control of legal risk which conform to HSBC standards. Legal risk falls within the definition of operational risk and includes contractual risk, legislative risk, intellectual property risk and litigation risk. Litigation risk is the risk of:

•	failing to act appropriately in response to a claim made against any HSBC company; or

•	being unable to defend successfully a claim brought against any HSBC company; or

•	HSBC being unable to take action to enforce its rights through the courts.

HSBC has a global legal function dedicated to managing legal risk in accordance with policies and procedures as described on page 261 in the Annual Report and Accounts 2007.

Reputational risk

The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which its clients conduct themselves.

For this reason a Group Reputational Risk Committee (‘GRRC’) has been established, chaired by the Head of Group Compliance with membership drawn from senior Group business and functional heads. GRRC will meet as required, but at least quarterly, to consider issues and areas of policy relating to reputational risk, and where required make recommendations to senior Group management. A wider description of HSBC’s management of reputational risk is described on page 263 in the Annual Report and Accounts 2007.

Risk management of insurance operations

HSBC operates a bancassurance model which provides insurance products for customers with whom the Group has a banking relationship. Many of these products are manufactured by HSBC subsidiaries but, where the Group considers it operationally more effective, third parties are engaged to manufacture and provide insurance products which HSBC sells through its banking network.

Life insurance contracts include participating business (with discretionary participation features) such as endowments and pensions, credit life business in respect of income and payment protection, annuities, term assurance and critical illness covers.

Non-life insurance contracts include motor, fire and other damage to property, accident and health, repayment protection and commercial insurances.

The principal insurance risk faced by HSBC is that, over time, the combined cost of claims, administration and acquisition of the contract may exceed the aggregate amount of premiums received and investment income.

In respect of financial risks, subsidiaries manufacturing products with guarantees are usually exposed to falls in market interest rates and equity prices to the extent that the exposure cannot be managed through the discretionary bonus policy.

HSBC manages its exposure to insurance risk by applying underwriting, reinsurance and claims-handling procedures designed to ensure compliance with regulations and insurance risk appetite, the latter proposed by local businesses and authorised centrally. This is supplemented by undertaking stress testing. The following tables provide an analysis of the insurance risk exposures by geography and by

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Interim Management Report: Risk (continued)

type of business. Life business tends to be longer term in nature than non-life business and frequently involves an element of savings and investment in the contract. Separate tables are therefore provided for life and non-life businesses, reflecting their distinctive risk characteristics. The life insurance risk table provides an analysis of insurance liabilities as the best available overall measure of insurance exposure, because provisions for life contracts are typically set by reference to expected future cash outflows relating to the underlying policies. The table for non-life business uses written premiums as the best available measure of risk exposure.

HSBC’s management of insurance risk, including the risks relating to different life and non-life products, is described on page 264 in the Annual Report and Accounts 2007.

Analysis of life insurance risk – liabilities to policyholders

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Life (non-linked)
Insurance contracts with DPF[1]	1,094	9,744	238	–	–	11,076
Credit life	280	–	–	72	–	352
Annuities	484	–	29	826	1,697	3,036
Term assurance and other long-term contracts	933	79	97	131	341	1,581

Total life (non-linked)	2,791	9,823	364	1,029	2,038	16,045
Life (linked)	2,289	2,263	429	–	2,751	7,732
Investment contracts with DPF[1,2]	20,218	–	45	–	–	20,263

Insurance liabilities to policyholders	25,298	12,086	838	1,029	4,789	44,040

At 30 June 2007
Life (non-linked)
Insurance contracts with DPF[1]	844	7,173	201	–	–	8,218
Credit life	234	–	–	201	–	435
Annuities	310	–	26	1,210	1,480	3,026
Term assurance and other long-term contracts	94	76	93	–	291	554

Total life (non-linked)	1,482	7,249	320	1,411	1,771	12,233
Life (linked)	1,693	1,058	426	–	1,677	4,854
Investment contracts with DPF[1,2]	17,100	–	22	–	–	17,122

Insurance liabilities to policyholders	20,275	8,307	768	1,411	3,448	34,209

At 31 December 2007
Life (non-linked)
Insurance contracts with DPF[1]	940	8,489	231	–	–	9,660
Credit life	235	–	–	82	–	317
Annuities	413	–	28	1,154	1,532	3,127
Term assurance and other long-term contracts	675	74	85	125	307	1,266

Total life (non-linked)	2,263	8,563	344	1,361	1,839	14,370
Life (linked)	1,720	2,019	467	–	2,193	6,399
Investment contracts with DPF[1,2]	18,954	–	29	–	–	18,983

Insurance liabilities to policyholders	22,937	10,582	840	1,361	4,032	39,752

1	Insurance contracts and investment contracts with discretionary participation features (‘DPF’) can give policyholders the contractual right to receive, as a supplement to their guaranteed benefits, additional benefits that may be a significant portion of the total contractual benefits, but whose amount and timing is determined by HSBC. These additional benefits are contractually based on the performance of a specified pool of contracts or assets, or the profit of the company issuing the contracts.
2	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.

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Analysis of non-life insurance risk – net written insurance premiums1

			Rest of
		Hong	Asia-	North	Latin
	Europe	Kong	Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2008
Accident and health	7	76	2	–	13	98
Motor	149	7	6	–	134	296
Fire and other damage	71	13	4	1	13	102
Liability	–	9	2	–	19	30
Credit (non-life)	43	–	–	75	–	118
Marine, aviation and transport	–	7	2	–	13	22
Other non-life insurance contracts	28	14	–	8	12	62

Total net written insurance premiums	298	126	16	84	204	728

Net insurance claims incurred and movement in liabilities to policyholders	(268)	(50)	(5)	(41)	(82)	(446)

Half-year to 30 June 2007
Accident and health	18	68	2	–	8	96
Motor	172	8	5	–	96	281
Fire and other damage	99	11	2	1	6	119
Liability	–	9	2	8	15	34
Credit (non-life)	125	–	–	90	–	215
Marine, aviation and transport	–	6	2	–	8	16
Other non-life insurance contracts	24	11	–	6	8	49

Total net written insurance premiums	438	113	13	105	141	810

Net insurance claims incurred and movement in liabilities to policyholders	(259)	(43)	(5)	(40)	(63)	(410)

Half-year to 31 December 2007
Accident and health	9	64	3	–	17	93
Motor	197	7	5	–	128	337
Fire and other damage	79	12	5	1	13	110
Liability	–	3	1	–	19	23
Credit (non-life)	(49)	–	–	67	–	18
Marine, aviation and transport	–	6	2	–	10	18
Other non-life insurance contracts	6	13	–	24	16	59

Total net written insurance premiums	242	105	16	92	203	658

Net insurance claims incurred and movement in liabilities to policyholders	(339)	(47)	(5)	(39)	(88)	(518)

1	Net written insurance premiums represent gross written premiums less gross written premiums ceded to reinsurers.

Balance sheet of insurance manufacturing operations by type of contract

A principal tool used to manage the Group’s exposure to insurance risk, in particular for life insurance contracts, is asset and liability matching. Of particular importance is the need to match the expected pattern of cash inflows with the benefits payable on the underlying contracts which, in some cases, can extend for many years. The table below shows the composition of assets and liabilities and demonstrates that there was an appropriate level of matching at 30 June 2008. It may not always be possible to achieve a complete matching of asset and liability durations, partly because there is uncertainty over the receipt of all future premiums and partly because the duration of liabilities may exceed the duration of the longest available dated fixed interest investments.

Asset-backed securities and CDOs comprised US$249 million of the total US$69.3 billion of financial assets in Insurance; and in response to more difficult equity markets HSBC has reduced its exposure to equities by US$3.3 billion since 31 December 2007.

Models are used to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities. The stresses applied include economic and non-economic factors. The economic stress tests include measuring the sensitivity of the asset and liability values to changes in equity prices and changes in interest rates. Non-economic stress tests include measuring the sensitivity of the liability values to mortality, lapse and expense rates. ALCOs consider the outcomes in determining the composition of assets supporting the customer liabilities.

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Interim Management Report: Risk (continued)

Balance sheet of insurance operations by type of contract

		Insurance contracts							Investment contracts

		Contracts							Contracts
		with		Unit-		Term			with		Unit-		Other
		DPF	[1]	linked	Annuities	assurance	[2]	Non-life	DPF	[3]	linked	Other	assets	[4]	Total
		US$m		US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m		US$m
At 30 June 2008
Financial assets:
–	trading assets	–		–	30	–		33	–		–	–	4		67
–	financial assets designated at fair value	2,328		7,136	523	485		237	5,604		11,725	1,617	2,787		32,442
–	derivatives	42		31	–	12		1	84		236	24	30		460
–	financial investments	6,448		–	1,434	410		1,058	13,559		–	1,554	2,753		27,216
–	other financial assets	2,208		475	766	924		1,174	9		607	599	2,369		9,131

Total financial assets		11,026		7,642	2,753	1,831		2,503	19,256		12,568	3,794	7,943		69,316
Reinsurance assets		4		101	396	317		530	515		–	–	67		1,930
PVIF[5]		–		–	–	–		–	–		–	–	2,344		2,344
Other assets and investment properties		107		5	35	105		298	493		55	43	734		1,875

Total assets		11,137		7,748	3,184	2,253		3,331	20,264		12,623	3,837	11,088		75,465

Liabilities under investment contracts designated at fair value		–		–	–	–		–	–		12,187	3,220	–		15,407
Liabilities under investment contracts carried at amortised cost		–		–	–	–		–	–		–	376	–		376
Liabilities under insurance contracts		11,076		7,732	3,036	1,933		2,811	20,263		–	–	–		46,851
Deferred tax		1		6	3	28		5	–		–	1	632		676
Other liabilities		–		–	–	–		–	–		–	–	3,939		3,939

Total liabilities		11,077		7,738	3,039	1,961		2,816	20,263		12,187	3,597	4,571		67,249
Total equity		–		–	–	–		–	–		–	–	8,216		8,216

Total equity and liabilities[6]		11,077		7,738	3,039	1,961		2,816	20,263		12,187	3,597	12,787		75,465

For footnotes, see page 196.

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	Insurance contracts							Investment contracts

	Contracts							Contracts
	with		Unit-		Term			with		Unit-		Other
	DPF	[1]	linked	Annuities	assurance	[2]	Non-life	DPF	[3]	linked	Other	assets	[4]	Total
	US$m		US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m		US$m
At 30 June 2007
Financial assets:
– trading assets	–		–	46	–		41	–		–	–	33		120
– financial assets designated at fairvalue	1,851		4,138	559	693		44	6,792		11,094	1,610	2,686		29,467
– derivatives	–		349	–	–		1	56		352	3	–		761
– financial investments	4,949		–	1,253	388		1,294	10,076		–	1,412	2,712		22,084
– other financial assets	1,504		304	419	197		704	616		409	633	1,236		6,022

Total financial assets	8,304		4,791	2,277	1,278		2,084	17,540		11,855	3,658	6,667		58,454
Reinsurance assets	1		62	314	260		628	–		–	–	54		1,319
PVIF[5]	–		–	–	–		–	–		–	–	1,909		1,909
Other assets and investment properties	37		6	574	124		174	97		68	–	1,357		2,437

Total assets	8,342		4,859	3,165	1,662		2,886	17,637		11,923	3,658	9,987		64,119

Liabilities under investment contracts designated at fair value	–		–	–	–		–	–		11,132	3,389	–		14,521
Liabilities under investment contracts carried at amortised cost	–		–	–	–		–	–		–	268	–		268
Liabilities under insurance contracts	8,218		4,854	3,026	989		2,720	17,122		–	–	–		36,929
Deferred tax	–		–	–	–		–	–		–	–	603		603
Other liabilities	–		–	–	–		–	–		–	–	4,442		4,442

Total liabilities	8,218		4,854	3,026	989		2,720	17,122		11,132	3,657	5,045		56,763
Total equity	–		–	–	–		–	–		–	–	7,356		7,356

Total equity and liabilities[6]	8,218		4,854	3,026	989		2,720	17,122		11,132	3,657	12,401		64,119

For footnotes, see page 196.

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Interim Management Report: Risk (continued)

Balance sheet of insurance operations by type of contract (continued)

	Insurance contracts							Investment contracts

	Contracts							Contracts
	with		Unit-		Term			with		Unit-		Other
	DPF	[1]	linked	Annuities	assurance	[2]	Non-life	DPF	[3]	linked	Other	assets	[4]	Total
	US$m		US$m	US$m	US$m		US$m	US$m		US$m	US$m	US$m		US$m
At 31 December 2007
Financial assets:
– trading assets	–		–	37	–		22	–		–	–	35		94
– financial assets designated at fair value	3,424		5,799	610	559		130	6,210		12,379	1,610	2,992		33,713
– derivatives	2		52	–	–		1	78		250	3	30		416
– financial investments	4,518		–	1,265	328		1,071	12,305		–	1,526	2,939		23,952
– other financial assets	1,896		520	1,047	716		1,175	3		762	714	1,483		8,316

Total financial assets	9,840		6,371	2,959	1,603		2,399	18,596		13,391	3,853	7,479		66,491
Reinsurance assets	4		57	337	264		653	–		–	–	54		1,369
PVIF[5]	–		–	–	–		–	–		–	–	1,965		1,965
Other assets and investment properties	65		2	30	104		193	399		46	52	1,196		2,087

Total assets	9,909		6,430	3,326	1,971		3,245	18,995		13,437	3,905	10,694		71,912

Liabilities under investment contracts designated at fair value	–		–	–	–		–	–		12,725	3,328	–		16,053
Liabilities under investment contracts carried at amortised cost	–		–	–	–		–	–		–	312	–		312
Liabilities under insurance contracts	9,660		6,399	3,127	1,583		2,854	18,983		–	–	–		42,606
Deferred tax	–		7	3	22		3	–		6	–	582		623
Other liabilities	–		–	–	–		–	–		–	–	3,888		3,888

Total liabilities	9,660		6,406	3,130	1,605		2,857	18,983		12,731	3,640	4,470		63,482
Total equity	–		–	–	–		–	–		–	–	8,430		8,430

Total equity and liabilities[6]	9,660		6,406	3,130	1,605		2,857	18,983		12,731	3,640	12,900		71,912

1	Discretionary participation features (‘DPF’).
2	Term assurance includes credit life insurance.
3	Although investment contracts with DPF are financial instruments, HSBC continues to account for them as insurance contracts as permitted by IFRS 4.
4	Other assets comprise shareholder assets.
5	Present value of in-force long-term insurance contracts and investment contracts with DPF.
6	Excludes assets, liabilities and shareholders’ funds of associate insurance company, Ping An Insurance.

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Capital management and allocation

Capital management

HSBC’s capital management approach is driven by its strategy and organisational requirements, taking into account the regulatory and commercial environment in which it operates. The Group’s strategy underpins HSBC’s Capital Management Framework which has been approved by the Group Management Board. It is HSBC’s policy to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. HSBC also maintains a strong discipline over its investment decisions and where it allocates its capital, seeking to ensure that returns on investment are appropriate after taking account of capital costs. In addition, the level of capital held by HSBC Holdings and certain subsidiaries, particularly HSBC Finance, is determined by rating targets.

HSBC’s strategy is to allocate capital to businesses based on their economic profit generation and, within this process, regulatory and economic capital requirements and the cost of capital are key factors. The responsibility for global capital allocation principles and decisions rests with the Group Management Board. Stress testing is used as an important mechanism in understanding the sensitivities of the core assumptions in the capital plans to the adverse impact of extreme, but plausible, events. Stress testing allows senior management to formulate management action in advance of conditions starting to reflect the stress scenarios identified. The Group has identified the following as being the material risks faced and managed through the Capital Management Framework; credit, market, operational, asset and liability management, pension, and insurance risks.

In June 2006, the Basel Committee on Banking Supervision (‘the Basel Committee’) published the final comprehensive version of ‘International Convergence of Capital Measurement and Capital Standards’ (‘Basel II’) which replaced Basel I. In 2008, as the Group operates under Basel II, it targets a tier 1 capital ratio within the range 7.5 to 9.0 per cent for the purposes of its long-term capital planning. In 2007, under the Basel I approach, HSBC managed its capital against a tier 1 ratio of 8.25 per cent.

HSBC recognises the effect on shareholder returns of the level of equity capital employed within the Group and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity that are possible with greater leverage.

The Capital Management Framework covers the different capital measures within which HSBC manages its capital in a consistent and aligned manner. These include the market capitalisation, invested capital, economic capital and regulatory capital. HSBC defines invested capital as the equity capital invested in HSBC by its shareholders. Economic capital is the capital requirement calculated internally by HSBC to support the risks to which it is exposed and is set at a confidence level consistent with a target credit rating of AA. Regulatory capital is the capital which HSBC is required to hold as determined by the rules established by the FSA for the consolidated Group and by HSBC’s local regulators for individual Group companies.

An annual Group capital plan is prepared and approved by the Board with the objective of maintaining both the optimal amount of capital and the mix between the different components of capital. The Group’s policy is to hold capital in a range of different forms and from diverse sources and all capital raising is agreed with major subsidiaries as part of their individual and the Group’s capital management processes. HSBC Holdings and its major subsidiaries raise non-equity tier 1 capital and subordinated debt in accordance with the Group’s guidelines on market and investor concentration, cost, market conditions, timing, effect on composition and maturity profile. During the recent market turmoil, HSBC’s access to the debt markets for such capital issuance has continued. The subordinated debt requirements of other HSBC companies are met internally.

Each subsidiary manages its own capital required to support planned business growth and meet local regulatory requirements within the context of the approved annual Group capital plan. As part of HSBC’s Capital Management Framework, capital generated in excess of planned requirements is returned to HSBC Holdings, normally by way of dividends.

HSBC Holdings is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings’ own capital issuance and profit retentions. HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.

Capital measurement and allocation

The FSA supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for,

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. Although HSBC calculates capital at a Group level using the Basel II framework, local regulators are at different stages of implementation and local rules may still be on a Basel I basis, notably in the US. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Further details regarding the calculation of capital adequacy under Basel I, including the constituent components of HSBC’s capital base, the various regulatory limits which apply to them and the categorisation of banking operations as trading or banking book for determining risk-weighted assets, are detailed in the Annual Report and Accounts 2007.

Basel II

The supervisory objectives of Basel II are to promote safety and soundness in the financial system and maintain at least the current overall level of capital in the system, enhance competitive equality, constitute a more comprehensive approach to addressing risks, and focus on internationally active banks. Basel II is structured around three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The Capital Requirements Directive (‘CRD’) implements Basel II in the EU and the FSA then gives effect to the CRD by including the requirements of the CRD in its own rulebooks.

Basel II provides three approaches of increasing sophistication to the calculation of pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties, and groups other counterparties into broad categories and applies standardised risk weightings to these categories. The next level, the internal ratings-based (‘IRB’) foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of the probability that a counterparty will default (‘PD’), but with quantification of exposure at default (‘EAD’) and loss given default estimates (‘LGD’) being subject to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment of not only PD but also the quantification of EAD and LGD. Expected losses are calculated by multiplying EAD by PD and LGD. The capital resources requirement under the IRB approaches is intended to cover unexpected losses and is derived from a formula specified in the regulatory rules, which incorporates these factors and other variables such as maturity and correlation.

For credit risk, with FSA approval, HSBC has adopted the IRB advanced approach to Basel II for the majority of its business with effect from 1 January 2008, with the remainder on either IRB foundation or standardised approaches. A rollout plan is in place to extend coverage of the advanced approach over the next three years, leaving a small residue of exposures on the standardised approach.

Basel II also introduces capital requirements for operational risk and, again, contains three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of gross revenues allocated to each of eight defined business lines. Finally, the advanced measurement approach uses banks’ own statistical analysis and modelling of operational risk data to determine capital requirements. HSBC has adopted the standardised approach to the determination of Group operational risk capital requirements.

The basis of calculating capital changed with effect from 1 January 2008 and the effect on both tier 1 capital and total capital is shown in the table below, ‘Capital Structure’. The Group’s capital base is reduced compared with Basel I by the extent to which expected losses exceed the total of individual and collective impairment allowances on IRB portfolios. These collective impairment allowances are no longer eligible for inclusion in tier 2 capital.

For disclosure purposes, this excess of expected losses over total impairment allowances in IRB portfolios is deducted 50 per cent from tier 1 and 50 per cent from tier 2 capital. In addition, a tax credit adjustment is made to tier 1 capital to reflect the tax consequences insofar as they affect the availability of tier 1 capital to cover risks or losses.

Expected losses derived under Basel II rules, represent losses that would be expected in the scenario of a severe downturn over a 12-month period. This definition differs from loan impairment allowances, which only address losses incurred within lending portfolios at the balance sheet date and are not permitted to recognise the additional level of conservatism that the regulatory measure requires through reflecting a downturn scenario. For rapidly revolving consumer credit portfolios such as credit cards, therefore, impairment allowances only capture some of the expected losses predicted over the next 12 months. These portfolios turn over three

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to four times per year, and therefore a large proportion of expected losses relate to credit advances not made at the measurement date.

The effect of deducting the difference between expected losses and total impairment allowances is to equate the total effect on capital with the regulatory definition of expected losses. Because expected losses are based on long-term estimates and incorporate through-the-cycle considerations, it is not anticipated that they will be very volatile. The impact of this deduction, however, may vary from time to time as the accounting measure of impairment moves closer to or further away from the regulatory measure of expected losses.

The FSA’s rules permit the inclusion of profits in tier 1 capital to the extent that they have been verified in accordance with the FSA’s General Prudential Sourcebook by the external auditors. Verification procedures covering interim profits for the half year to 30 June 2008 were completed by the external auditor on 4 August 2008 and therefore these interim profits have been included in the Group’s 30 June 2008 tier 1 capital. Technically, from 1 January 2008, the FSA’s regulatory reporting forms defer the recognition of these profits in tier 1 capital until the conclusion of the external auditor’s procedures.

The second pillar of Basel II (Supervisory Review and Evaluation Process – ‘SREP’) involves both firms and regulators taking a view on whether a firm should hold additional capital against risks not covered in pillar 1. Part of the pillar 2 process is the

Internal Capital Adequacy Assessment Process (‘ICAAP’) which is the firm’s self assessment of risks not captured by pillar 1. The pillar 2 process culminates with the FSA providing firms with Individual Capital Guidance (‘ICG’). The ICG replaces the trigger ratio and is set as a capital resources requirement higher than that required under pillar 1, generally by a specified percentage.

Pillar 3 of Basel II is related to market discipline and aims to make firms more transparent by requiring them to publish specific, prescribed details of their risks, capital and risk management under the Basel II framework. HSBC will publish qualitative pillar 3 disclosures on its investor relations internet site later in 2008, with the first full set of pillar 3 disclosures, including quantitative tables, being made for 31 December 2008 during the first half of 2009.

For individual banking subsidiaries, the timing and manner of implementing Basel II varies by jurisdiction according to requirements set by local banking supervisors. Applying Basel II across HSBC’s geographically diverse businesses, which operate in a large number of different regulatory environments, presents a significant logistical and technological challenge, involving an extensive programme of implementation. Basel II allows local regulators to exercise discretion in a number of areas. The extent to which their requirements diverge, coupled with how the FSA and the local regulators in the other countries in which HSBC operates interact, are key factors in completing implementation of Basel II locally.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

Source and application of tier 1 capital

		Half-year to

	30 June	31 December	30 June
	2008	2007	2007
	Basel II	Basel I	Basel I
	Actual	Actual	Actual
	US$m	US$m	US$m
Movement in tier 1 capital
Opening tier 1 capital	104,967	97,344	87,842
Changes to tier 1 capital arising from transition to pro-forma Basel II basis	(3,282)

Opening pro-forma tier 1 capital under Basel II rules	101,685
Consolidated profits attributable to shareholders of the parent company	7,722	8,238	10,895
Dividends	(6,823)	(4,049)	(6,192)
Shares issued in lieu of dividends	2,488	1,525	2,826
Ordinary shares issued	52	359	118
Innovative tier 1 securities issued	2,134	–	–
Increase in goodwill and intangible assets deducted	(1,505)	(1,308)	(1,058)
Other (including exchange differences)	2,098	2,858	2,913

Closing tier 1 capital	107,851	104,967	97,344

Movement in risk-weighted assets
Opening risk-weighted assets	1,123,782	1,041,540	938,678
Movements on Basel I basis	–	82,242	102,862
Changes to risk-weighted assets arising from transition to pro-forma Basel II basis[1]	40,867

Opening Basel II pro-forma risk-weighted assets	1,164,649	–	–
Movements on Basel II basis	66,832	–	–

Closing risk-weighted assets	1,231,481	1,123,782	1,041,540

1	As Basel II rules were implemented across the Group, adjustments to the previously published 31 December 2007 pro-forma risk- weighted assets were identified, amounting to US$35,198 million. The pro-forma position at 31 December 2007 has been adjusted accordingly.

HSBC complied with the FSA’s capital adequacy requirements throughout 2007 and the first half of 2008. Comparisons discussed below are with the 31 December 2007 pro-forma Basel II position.

Tier 1 capital increased by US$6.2 billion. Retained profits contributed US$0.9 billion, shares issued, including shares issued in lieu of dividends, contributed US$2.5 billion, innovative tier 1 securities issued contributed US$2.1 billion and exchange differences added a further US$3.1 billion. These increases were partly offset by an increase in goodwill and intangible assets, which are deducted from capital, of US$1.5 billion.

Total risk-weighted assets on a Basel II basis increased by US$66.8 billion, or 6 per cent. After taking account of US$9.5 billion of exchange differences, US$51.0 billion of the underlying movement occurred from credit risk and counterparty credit risk, reflecting balance sheet growth in Hong Kong, the rest of Asia-Pacific and Europe, mainly in lending products. This was partly offset by a contraction of the business in North America. There was an underlying increase of US$6.3 billion in market risk, largely as a result of volatile market conditions.

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Capital structure

	30 June	31 December	31 December	30 June
	2008	2007	2007	2007
	Basel II	Basel II	Basel I	Basel I
	Actual	Pro-forma[1]	Actual	Actual
	US$m	US$m	US$m	US$m
Composition of regulatory capital
Tier 1 capital
Shareholders’ equity[2]	126,785	128,160	128,160	119,780
Minority interests	4,076	4,059	4,059	3,542
Preference shares	2,170	2,181	2,181	2,126
Adjustment for:
Goodwill capitalised and intangible assets	(40,360)	(38,855)	(38,855)	(37,547)
Unrealised losses on available-for-sale debt securities[3]	9,075	2,445	2,445	265
Other regulatory adjustments[4,5]	(3,086)	(2,309)	(3,535)	(696)
Excess of expected losses over impairment allowances	(3,490)	(4,508)	–	–

Core tier 1 capital	95,170	91,173	94,455	87,470
Innovative tier 1 securities	12,681	10,512	10,512	9,874

Total tier 1 capital	107,851	101,685	104,967	97,344

Tier 2 capital
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	2,768	4,393	4,393	3,653
Collective impairment allowances[6]	3,564	2,176	14,047	11,735
Perpetual subordinated debt	3,113	3,114	3,114	3,387
Term subordinated debt	44,036	37,658	37,658	30,901
Minority and other interests in tier 2 capital	300	300	300	425

Total qualifying tier 2 capital before deductions	53,781	47,641	59,512	50,101

Unconsolidated investments[7]	(11,183)	(11,092)	(11,092)	(9,883)
Excess of expected losses over impairment allowances	(3,490)	(4,508)	–	–
Other deductions	(9)	(747)	(747)	(520)

Total deductions other than from tier 1 capital	(14,682)	(16,347)	(11,839)	(10,403)

Total regulatory capital	146,950	132,979	152,640	137,042

Risk-weighted assets
Credit and counterparty risk	1,071,482	1,011,343	–	–
Market risk	52,533	45,840	–	–
Operational risk	107,466	107,466	–	–
Banking book	–	–	1,020,747	949,958
Trading book	–	–	103,035	91,582

Total	1,231,481	1,164,649	1,123,782	1,041,540

	%	%	%	%
Capital ratios
Core tier 1 ratio	7.7	7.8	8.4	8.4
Tier 1 ratio	8.8	8.7	9.3	9.3
Total capital ratio	11.9	11.4	13.6	13.2

1	As Basel II rules were implemented across the Group, adjustments to the previously published 31 December 2007 pro-forma risk- weighted assets were identified, amounting to US$35,198 million. The pro-forma position at 31 December 2007 has been adjusted accordingly.
2	Includes externally verified profits for the half year to 30 June 2008.
3	Under FSA rules, unrealised gains/losses on debt securities net of deferred tax must be excluded from capital resources.
4	Includes removal of the fair value gains and losses, net of deferred tax, arising from the credit spreads on debt issued by HSBC Holdings and its subsidiaries and designated at fair value.
5	Includes a tax credit adjustment in respect of the excess of expected losses over impairment allowances.
6	Under Basel II, only collective impairment allowances on loan portfolios on the standardised approach are included in tier 2 capital.
7	Mainly comprise investments in insurance entities.

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H S B C  H O L D I N G S  P L C

Interim Management Report: Risk (continued)

Risk-weighted assets by principal subsidiary

The table below shows the contribution to Group total risk-weighted assets arising from each principal subsidiary on an FSA basis and excluding intra-HSBC items.

Risk-weighted assets by principal subsidiary

	30 June	31 December	30 June
	2008	2007	2007
	Basel II	Basel I	Basel I
	Actual	Actual	Actual
	US$m	US$m	US$m
Risk-weighted assets
The Hongkong and Shanghai Banking Corporation	263,127	256,761	249,394
Hang Seng Bank	48,199	55,043	60,263
The Hongkong and Shanghai Banking Corporation and other subsidiaries	214,928	201,718	189,131
HSBC Bank	441,186	423,941	380,870
HSBC Private Banking Holdings (Suisse)	25,501	32,942	30,616
HSBC France	80,571	76,188	65,054
HSBC Bank and other subsidiaries	335,114	314,811	285,200
HSBC North America	374,017	336,998	326,248
HSBC Finance	187,762	135,757	140,859
HSBC Bank Canada	34,950	50,659	43,617
HSBC Bank USA and other subsidiaries	151,305	150,582	141,772
HSBC Mexico	22,615	18,513	16,770
HSBC Bank Middle East	34,681	25,226	21,097
HSBC Bank Malaysia	11,745	8,601	7,764
HSBC Brazil	35,301	27,365	22,009
HSBC Bank Panama	10,178	7,824	6,696
Bank of Bermuda	4,230	4,133	4,611
Other	34,401	14,420	6,081

	1,231,481	1,123,782	1,041,540

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management

Directors

S K Green, Group Chairman

Age 59. An executive Director since 1998; Group Chief Executive from 2003 to 2006. Joined HSBC in 1982. Chairman of HSBC Bank plc, HSBC North America Holdings Inc. and HSBC Private Banking Holdings (Suisse) SA. A Director of HSBC France and The Hongkong and Shanghai Banking Corporation Limited. Group Treasurer from 1992 to 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Chairman of The British Bankers’ Association.

M F Geoghegan, CBE, Group Chief Executive

Age 54. An executive Director since 2004. Joined HSBC in 1973. Chairman of the Group Management Board. Chairman of HSBC Bank USA, N.A., HSBC Bank Canada, HSBC Latin America Holdings (UK) Limited and HSBC USA Inc. Deputy Chairman of HSBC Bank plc. A Director of The Hongkong and Shanghai Banking Corporation Limited, HSBC National Bank USA and HSBC North America Holdings Inc. President of HSBC Bank Brasil S.A.-Banco Múltiplo from 1997 to 2003 and responsible for all of HSBC’s business throughout South America from 2000 to 2003. Chief Executive of HSBC Bank plc from 2004 to 2006. A non-executive Director and Chairman of Young Enterprise.

†	S A Catz

Age 46. President and Chief Financial Officer of Oracle Corporation. A non-executive Director since 1 May 2008. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and appointed to the Board of Directors in 2001.

V H C Cheng, OBE

Age 60. Chairman of The Hongkong and Shanghai Banking Corporation Limited. An executive Director since 1 February 2008. Chairman of HSBC Bank (China) Company Limited and HSBC Global Asset Management (Hong Kong) Limited and a Director of HSBC Bank Australia Limited. Joined HSBC in 1978. Appointed a Group General Manager in 1995 and a Group Managing Director in 2005. A Director of Great Eagle Holdings Limited and a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Vice Chairman of the China Banking Association from 10 December 2007. Appointed a member of the National Committee of the 11th Chinese People’s Political
Consultative Conference (‘CPPCC’), and a senior adviser to the 11th Beijing Municipal Committee of the CPPCC. Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to 2005. A Director of Swire Pacific Limited from 2005 to January 2008.

†	J D Coombe

Age 63. Non-executive Chairman of Hogg Robinson Group plc. A non-executive Director since 2005. A member of the Group Audit Committee and of the Remuneration Committee. A non-executive Director of Home Retail Group plc. A trustee of the Royal Academy Trust. Former executive Director and Chief Financial Officer of GlaxoSmithKline plc and a former member of the Supervisory Board of Siemens AG. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

†	J L Durán

Age 43. Chief Executive of Carrefour SA and Chairman of its Management Board of Directors. A non-executive Director since 1 January 2008. Joined Carrefour SA in 1991. Chief Financial Officer and Managing Director, Organisation and Systems of Carrefour SA from 2001 to 2005.

†	R A Fairhead

Age 46. Chief Executive Officer and Director of Financial Times Group Limited and a Director of Pearson plc. Chairman of Interactive Data Corporation. A non-executive Director since 2004. Chairman of the Group Audit Committee and a member of the Nomination Committee. A non-executive Director of The Economist Newspaper Limited. Finance Director of Pearson plc from 2002 to 2006. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

D J Flint, CBE, Group Finance Director

Age 53. Joined HSBC as an executive Director in 1995. Chairman of HSBC Finance Corporation and a Director of HSBC North America Holdings Inc. A non-executive Director of BP p.l.c. and a member of the Consultative Committee of the Large Business Advisory Board of HM Revenue & Customs and the Business Government Forum on Tax and Globalisation. Co-Chairman of the Counterparty Risk Management Policy Group III. Chaired the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management (continued)

the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

A A Flockhart, CBE

Age 56. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited and Global Head of Commercial Banking. An executive Director since 1 May 2008. Joined HSBC in 1974. A Director of Hang Seng Bank Limited, HSBC Bank Australia Limited and HSBC Bank (China) Company Limited and Chairman of HSBC Bank Malaysia Berhad. Managing Director of The Saudi British Bank from 1997 to 1999 and Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Chief Executive Officer, Mexico from 2002 to 2006. President and Group Managing Director Latin America and the Caribbean from 2006 to July 2007. Appointed a Group General Manager in 2002 and a Group Managing Director in 2006.

*	W K L Fung, OBE

Age 59. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. Chairman of the Corporate Sustainability Committee. Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive Director of Integrated Distribution Services Group Limited, Convenience Retail Asia Limited and an independent non-executive Director of Shui On Land Limited and VTech Holdings Limited. A former non-executive Director of Bank of Communications Co. Ltd. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Co-operation Council.

S T Gulliver

Age 49. Chief Executive of Global Banking and Markets and HSBC Global Asset Management. An executive Director since 1 May 2008. Joined HSBC in 1980. A Director of HSBC Bank plc, HSBC North America Holdings Inc., HSBC Private Banking Holdings (Suisse) SA and The Hongkong and Shanghai Banking Corporation Limited. Deputy Chairman and member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002. Head of Global Markets from 2002 to 2003 and Co-Head of Global Banking and Markets from 2003 to 2006. Appointed a Group General Manager in 2000 and a Group Managing Director in 2004.
†	J W J Hughes-Hallett

Age 58. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Group Audit Committee and of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A director of China Festival 2008. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of The Hong Kong Association and of the Governing Body of the School of Oriental and African Studies, University of London and of the Governing Board of the Courtauld Institute of Art.

†	W S H Laidlaw

Age 52. Chief Executive Officer of Centrica plc. A non-executive Director since 1 January 2008. A member of the Remuneration Committee. President and Chief Operating Officer of Amerada Hess Corporation from 1995 to 2001. Chief Executive Officer of Enterprise Oil plc from 2001 to 2002. Executive Vice President of Chevron Corporation from 2003 to 2006, and a former independent non-executive Director of Hanson PLC.

†	Sir Mark Moody-Stuart, KCMG

Age 67. Chairman of Anglo American plc. A non-executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Sustainability Committee. A non-executive Director of Accenture Limited and Saudi Aramco. President of the Liverpool School of Tropical Medicine. Chairman of the Global Business Coalition on HIV/AIDS and the Global Compact Foundation. A former Director and Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. A former Governor of Nuffield Hospitals.

†	G Morgan

Age 62. Non-executive chairman of SNC-Lavalin Group Inc. A non-executive Director since 2006. A member of the Remuneration Committee. A member of the Board of Trustees of The Fraser Institute and the Energy Advisory Board of Accenture Limited. A non-executive Director of HSBC Bank Canada from 1996 to 2006. Former Founding President, Chief Executive Officer and Vice Chairman of EnCana Corporation. A former Director of Alcan Inc.

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†	N R N Murthy, CBE

Age 61. Chairman and Chief Mentor and former Chief Executive Officer of Infosys Technologies Limited. A non-executive Director since 1 May 2008. An independent non-executive Director of Unilever plc and New Delhi Television Limited and a Director of the United Nations Foundation. A former independent non-executive Director of DBS Group Holdings Limited and DBS Bank Limited.

†	S W Newton

Age 66. Chairman of The Real Return Group Limited. A non-executive Director since 2002. A member of the Group Audit Committee. A member of the Investment Committee of The Wellcome Trust and the Investment Board of Cambridge University. A Council Member of Imperial College, London, and Chairman of the committee advising the Council on the College Fund. An adviser to the Investment Committee of the Royal Marsden NHS Foundation Trust.

†	S M Robertson, Senior Independent Non-Executive Director

Age 67. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 2006 and senior independent non-executive Director since May 2007. A member of the Nomination Committee. A non-executive Director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House, Covent Garden Limited. Chairman of Trustees of the Ernest Kleinwort Charitable Trust. A trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund. A former Managing Director of Goldman Sachs International. Former Chairman of Dresdner Kleinwort Benson and a former non-executive Director of Inchcape plc, Invensys plc and the London Stock Exchange plc.

†	Sir Brian Williamson, CBE

Age 63. Chairman of Electra Private Equity plc. A non-executive Director since 2002. Chairman of the Nomination Committee. A Director of NYSE Euronext and Climate Exchange plc. A senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange, Gerrard Group plc and Resolution Life Group Limited. A former non- executive Director of Resolution plc, the Financial Services Authority and the Court of The Bank of Ireland.
Adviser to the Board

D J Shaw

Age 62. An Adviser to the Board since 1998. Solicitor. A partner in Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) SA. A non-executive Director of Kowloon Development Company Limited and Shui On Land Limited.

Secretary

R G Barber

Age 57. Group Company Secretary. Appointed a Group General Manager in 2006. Joined HSBC in 1980. Company Secretary of HSBC Holdings plc since 1990. Chairman of the Disclosure Committee. A member of the Listing Authority Advisory Committee of the Financial Services Authority and of the Primary Markets Group of the London Stock Exchange. Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992 and Company Secretary of HSBC Bank plc from 1994 to 1996.

*	Non-executive Director
†	Independent non-executive Director

Group Managing Directors

A Almeida

Age 52. Group Head of Human Resources. A Group Managing Director since 25 February 2008. Joined HSBC in 1992. Appointed a Group General Manager in June 2007. Global Head of Human Resources for Global Banking and Markets, Group Private Banking, Global Transaction Banking and HSBC Amanah, from 1996 to June 2007.

E Alonso

Age 53. Group Managing Director and Head of HSBC Latin America and the Caribbean. A Group Managing Director since 1 May 2008. Joined HSBC in 1997. Appointed a Group General Manager in 2006. Chairman Grupo Financiero HSBC, S.A. de C.V. and HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC. Deputy Chief Executive of HSBC Investment Bank Brasil S.A. Banco de Investimento. Director of HSBC Argentina Holdings S.A. and HSBC Bank Brasil S.A.-Banco Múltiplo. Managing Director of HSBC (Brasil) Administradora de Consorcio Ltda and HSBC Serviços e Participaçoes Ltda. President of the Board of Directors of HSBC Bank (Panamá) S.A.

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management (continued)

C C R Bannister

Age 49. Group Managing Director, Insurance. A Group Managing Director since 2006. Joined HSBC in 1994. Appointed a Group General Manager in 2001. Chairman of HSBC Insurance Holdings Limited. Deputy Chief Executive Officer, HSBC Securities (USA) Inc. from 1996 to 1997 and Chief Executive Officer, Group Private Banking from 1998 to 2006.

D H Hodgkinson

Age 57. Group Chief Operating Officer. A Group Managing Director since 2006. Chairman of HSBC Bank Middle East Limited and HSBC Bank A.S. Director of HSBC Bank Egypt S.A.E., The Bank of Bermuda Limited and a member of the Supervisory Board of HSBC Trinkaus & Burkhardt AG. A Director of The Saudi British Bank Limited. Joined HSBC in 1969. Appointed a Group General Manager in 2003. Managing Director of The Saudi British Bank Limited from 1999 to 2003. Deputy Chairman and Chief Executive of HSBC Bank Middle East Limited from 2003 to 2006.

A C Hungate

Age 41. Global Head of Personal Financial Services and Marketing. Joined HSBC as a Group Managing Director in September 2007. Formerly Managing Director, Asia Pacific at Reuters. Worldwide Chief Marketing Officer of Reuters between 2002 and 2005.

D D J John

Age 58. Deputy Chairman and Chief Executive, HSBC Bank plc. A Group Managing Director since 2006. Joined HSBC Bank plc in 1971. Appointed a Group General Manager in 2000. Deputy Chairman and Chief Executive Officer, HSBC Bank Malaysia Berhad from 1999 to 2002. Chief Operating Officer of HSBC Bank plc from 2003 to 2005 and Deputy Chief Executive from 2005 to 2006.
B P McDonagh

Age 50. Chief Executive Officer, HSBC North America Holdings Inc. A Group Managing Director since 21 February 2008. Joined HSBC in 1979. Appointed a Group General Manager in 2005. Director of HSBC Bank Canada, HSBC Finance Corporation, HSBC Latin America Holdings (UK) Limited and HSBC North America Holdings Inc. Chief Executive Officer, HSBC Finance Corporation and Chief Operating Officer, HSBC North America Holdings Inc. from 2007 to 21 February 2008. Chief Operating Officer, HSBC Bank USA from 2004 to 2006.

Y A Nasr

Age 53. Group Managing Director, Strategic Investments. Deputy Chairman and Chief Executive of HSBC Bank Middle East Limited. A Group Managing Director since 2004. Joined HSBC in 1976. Deputy Chairman of HSBC Bank Egypt S.A.E. and a Director of HSBC Private Banking Holdings (Suisse) SA. Appointed a Group General Manager in 1998. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA from 1999 to 2003. President, HSBC Bank Brasil S.A.-Banco Múltiplo from 2003 to 2006.

B Robertson

Age 54. Group Chief Risk Officer. A Group Managing Director since 25 February 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. Head of Global Banking and Markets for North America from 2003 to 2005. Group General Manager, Group Credit and Risk from 2005 to September 2007.

P A Thurston

Age 54. Managing Director, UK Banking. A Group Managing Director since 1 May 2008. Joined HSBC in 1975. Appointed a Group General Manager in 2003. A Director of HSBC Bank plc since 1 June 2008. Chairman of Grupo Financiero HSBC, S.A. de C.V. and of HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC from July 2007 to 22 April 2008.

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited)

Consolidated income statement for the half-year to 30 June 2008

			Half-year to

		30 June	30 June	31 December
		2008	2007	2007
	Notes	US$m	US$m	US$m

Interest income		47,164	43,567	48,792
Interest expense		(25,986)	(25,337)	(29,227)
Net interest income		21,178	18,230	19,565
Fee income		13,381	12,488	13,849
Fee expense		(2,390)	(1,993)	(2,342)

Net fee income		10,991	10,495	11,507
Trading income excluding net interest income		639	3,351	1,107
Net interest income on trading activities		3,195	2,160	3,216
Net trading income		3,834	5,511	4,323
Net income/(expense) from financial instruments designated at fair value		(584)	874	3,209
Gains less losses from financial investments		817	999	957
Gains arising from dilution of interests in associates	19	–	1,076	16
Dividend income		88	252	72
Net earned insurance premiums		5,153	3,977	5,099
Other operating income		1,435	678	761

Total operating income		42,912	42,092	45,509
Net insurance claims incurred and movement in liabilities to policyholders		(3,437)	(3,599)	(5,009)

Net operating income before loan impairment charges and other credit risk provisions		39,475	38,493	40,500
Loan impairment charges and other credit risk provisions		(10,058)	(6,346)	(10,896)

Net operating income		29,417	32,147	29,604

Employee compensation and benefits		(10,925)	(10,430)	(10,904)
General and administrative expenses		(7,479)	(7,022)	(8,272)
Depreciation and impairment of property, plant and equipment		(863)	(817)	(897)
Amortisation and impairment of intangible assets		(346)	(342)	(358)
Goodwill impairment	20	(527)	–	–

Total operating expenses		(20,140)	(18,611)	(20,431)

Operating profit		9,277	13,536	9,173
Share of profit in associates and joint ventures		970	623	880

Profit before tax		10,247	14,159	10,053
Tax expense	6	(1,941)	(2,645)	(1,112)

Profit for the period		8,306	11,514	8,941

Profit attributable to shareholders of the parent company	15	7,722	10,895	8,238
Profit attributable to minority interests	15	584	619	703

		US$	US$	US$

Basic earnings per ordinary share	4	0.65	0.95	0.70
Diluted earnings per ordinary share	4	0.65	0.94	0.69
Dividends per ordinary share	3	0.57	0.53	0.34

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited) (continued)

Consolidated balance sheet at 30 June 2008

		At	At	At
		30 June	30 June	31 December
		2008	2007	2007
	Notes	US$m	US$m	US$m
ASSETS

Cash and balances at central banks		13,473	16,651	21,765
Items in the course of collection from other banks		16,719	23,152	9,777
Hong Kong Government certificates of indebtedness		14,378	12,947	13,893
Trading assets	7	473,537	424,645	445,968
Financial assets designated at fair value	8	40,786	34,849	41,564
Derivatives	9	260,664	149,181	187,854
Loans and advances to banks		256,981	214,645	237,366
Loans and advances to customers		1,049,200	928,101	981,548
Financial investments	10	274,750	233,001	283,000
Interests in associates and joint ventures		11,259	8,583	10,384
Goodwill and intangible assets		40,814	38,445	39,689
Property, plant and equipment		15,713	14,982	15,694
Other assets	11	52,670	30,164	39,493
Current tax asset		1,443	675	896
Deferred tax asset		6,490	3,327	5,284
Prepayments and accrued income		17,801	17,093	20,091

Total assets		2,546,678	2,150,441	2,354,266

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation		14,378	12,947	13,893
Deposits by banks		154,152	128,773	132,181
Customer accounts		1,161,923	980,832	1,096,140
Items in the course of transmission to other banks		15,329	20,339	8,672
Trading liabilities	12	340,611	313,193	314,580
Financial liabilities designated at fair value	13	89,758	75,966	89,939
Derivatives	9	251,357	144,284	183,393
Debt securities in issue		230,267	229,239	246,579
Retirement benefit liabilities		3,619	2,984	2,893
Other liabilities		48,435	31,937	35,013
Current tax liability		3,082	2,563	2,559
Liabilities under insurance contracts		46,851	36,929	42,606
Accruals and deferred income		17,592	16,857	21,766
Provisions		1,872	1,603	1,958
Deferred tax liability		1,924	2,000	1,859
Subordinated liabilities		31,517	23,504	24,819

Total liabilities		2,412,667	2,023,950	2,218,850

Equity
Called up share capital		6,003	5,857	5,915
Share premium account		8,097	7,834	8,134
Other equity instruments		2,134	–	–
Other reserves		27,561	31,838	33,014
Retained earnings		82,990	74,251	81,097

Total shareholders’ equity		126,785	119,780	128,160
Minority interests		7,226	6,711	7,256

Total equity	15	134,011	126,491	135,416

Total equity and liabilities		2,546,678	2,150,441	2,354,266

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Consolidated statement of recognised income and expense for the half-year to 30 June 2008

			Half-year to

		30 June	30 June	31 December
		2008	2007	2007
		US$m	US$m	US$m
Available-for-sale investments:
–	fair value gains/(losses) taken to equity	(8,475)	1,162	(406)
–	fair value gains transferred to income statement on disposal	(920)	(763)	(1,011)
–	amounts transferred to/(from) the income statement in respect of impairment	384	(20)	54
Cash flow hedges:
–	fair value gains taken to equity	914	395	230
–	fair value gains transferred to income statement	(1,134)	(568)	(1,318)
Share of changes in equity of associates and joint ventures		(342)	186	186
Exchange differences		3,170	2,293	3,653
Actuarial gains/(losses) on defined benefit plans		(910)	2,028	139

		(7,313)	4,713	1,527
Tax on items taken directly to equity		936	(455)	229

Total income and expense taken to equity during the period		(6,377)	4,258	1,756
Profit for the period		8,306	11,514	8,941

Total recognised income and expense for the period		1,929	15,772	10,697

Total recognised income and expense for the period attributable to:
–	shareholders of the parent company	1,523	14,950	9,851
–	minority interests	406	822	846

		1,929	15,772	10,697

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited) (continued)

Consolidated cash flow statement for the half-year to 30 June 2008

			Half-year to

			30 June	30 June	31 December
		Notes	2008	2007	2007
			US$m	US$m	US$m
Cash flows from operating activities
Profit before tax			10,247	14,159	10,053

Adjustments for:
–	non-cash items included in profit before tax	16	12,900	7,358	14,343
–	change in operating assets	16	(101,131)	(65,685)	(110,853)
–	change in operating liabilities	16	69,395	123,248	126,847
–	elimination of exchange differences[1]		(11,632)	(5,871)	(12,731)
–	net gain from investing activities		(1,555)	(1,149)	(1,060)
–	share of profit in associates and joint ventures		(970)	(623)	(880)
–	dividends received from associates		405	146	217
–	contribution paid to defined benefit plans		(416)	(970)	(423)
–	tax paid		(2,152)	(2,217)	(2,871)

Net cash generated from/(used in) operating activities			(24,909)	68,396	22,642

Cash flows from investing activities
Purchase of financial investments			(123,464)	(126,316)	(134,664)
Proceeds from the sale and maturity of financial investments			126,384	115,063	123,584
Purchase of property, plant and equipment			(1,112)	(965)	(1,755)
Proceeds from the sale of property, plant and equipment			2,156	1,368	1,810
Proceeds from the sale of loan portfolios			–	–	1,665
Net purchase of intangible assets			(553)	(451)	(499)
Net cash inflow/(outflow) from acquisition of and increase in stake of subsidiaries			1,608	(323)	(300)
Net cash inflow from disposal of subsidiaries			440	–	187
Net cash outflow from acquisition of and increase in stake of associates			(122)	(9)	(342)
Net cash inflow from the consolidation of funds			–	–	1,600
Proceeds from disposal of associates			(8)	–	69

Net cash generated from/(used in) investing activities			5,329	(11,633)	(8,645)

Cash flows from financing activities
Issue of ordinary share capital			52	116	358
Issue of other equity instruments			2,134	–	–
Net purchases and sales of own shares for market-making and investment purposes			(202)	220	(94)
Purchases of own shares to meet share awards and share option awards			(783)	(807)	171
On exercise of share options			14	58	46
Subordinated loan capital issued			5,582	563	5,142
Subordinated loan capital repaid			6	(87)	(602)
Dividends paid to shareholders of the parent company			(3,825)	(3,591)	(2,412)
Dividends paid to minority interests			(394)	(460)	(258)

Net cash generated from/(used in) financing activities			2,584	(3,988)	2,351

Net increase/(decrease) in cash and cash equivalents			(16,996)	52,775	16,348
Cash and cash equivalents at the beginning of the period			297,009	215,486	272,284
Exchange differences in respect of cash and cash equivalents			7,525	4,023	8,377

Cash and cash equivalents at the end of the period		16	287,538	272,284	297,009

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited)

1	Basis of preparation

(a)	Compliance with International Financial Reporting Standards

These interim consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU.

The consolidated financial statements of HSBC at 31 December 2007 were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs, as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2008, there were no unendorsed standards effective for the period ended 30 June 2008 affecting these consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

(b)	Comparative information

As required by IAS 34, the UK Disclosure and Transparency Rules and the Hong Kong listing rules, these interim consolidated financial statements include comparative balance sheet information at the previous financial year end, and comparative income statement information for the comparable interim periods of the immediately preceding financial year. The balance sheet at 30 June 2007 is provided voluntarily.

(c)	Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. The use of available information and the application of judgement are inherent in the formation of estimates. Actual results in the future may differ from those reported as a result of the use of estimates and assumptions about future conditions. Management believes that HSBC’s critical accounting policies where judgement is necessarily applied are those which relate to impairment of loans and advances, goodwill impairment and the valuation of financial instruments. These critical accounting policies are described on page 132 of the Annual Report and Accounts 2007.

(d)	Consolidation

The interim consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. The method adopted by HSBC to consolidate its subsidiaries is described on page 345 of the Annual Report and Accounts 2007.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

(e)	Future accounting developments

Standards and Interpretations issued by the IASB and endorsed by the EU

IFRS 8 ‘Operating Segments’ (‘IFRS 8’), which replaces IAS 14 ‘Segment Reporting’ (‘IAS 14’), was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2009. This standard specifies how an entity should report information about its operating segments, based on information about the components of the entity that the chief operating decision maker uses to make operating decisions. HSBC currently presents two sets of segments in accordance with IAS 14, one geographical and one based on customer groups, which reflect the way the businesses of the Group are managed. HSBC will adopt IFRS 8 with effect from 1 January 2009, and will accordingly present segmental information which reflects the operating segments used to make operating decisions at that time.

Standards and Interpretations issued by the IASB but not endorsed by the EU

At 30 June 2008, the following interpretations, effective for these consolidated financial statements, were issued by the IASB but not endorsed by the EU. These interpretations have no significant effect on the consolidated financial statements:

• IFRIC 12 ‘Service Concession Arrangements’ was issued on 30 November 2006 and is effective for annual periods beginning on or after 1 January 2008.

• IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ was issued on 5 July 2007 and is effective for annual periods beginning on or after 1 January 2008.

The IASB issued a revised IAS 23 ‘Borrowing Costs’ on 29 March 2007, which is applicable for annual periods beginning on or after 1 January 2009. The revised standard eliminates the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. HSBC does not expect adoption of the revised standard to have a significant effect on the consolidated financial statements.

IFRIC 13 ‘Customer Loyalty Programmes’ (‘IFRIC 13’) was issued on 28 June 2007 and is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (often called ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. IFRIC 13 requires companies to allocate some of the proceeds of the initial sale to the award credits and recognise these proceeds as revenue only when they have fulfilled their obligations to provide goods or services. HSBC is currently assessing the effect of this interpretation on the consolidated financial statements.

A revised IAS 1 ‘Presentation of Financial Statements’, which is applicable for annual periods beginning on or after 1 January 2009, was issued on 6 September 2007. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. The adoption of the revised standard will have no effect on the results reported in HSBC’s consolidated financial statements. It will, however, result in some presentational changes to the results and financial position of HSBC in certain respects.

The IASB issued an amendment to IFRS 2 ‘Share-based Payment’ on 17 January 2008. The amendment, which is applicable for annual periods beginning on or after 1 January 2009, clarifies that vesting conditions comprise only service conditions and performance conditions. It also specifies the accounting treatment for a failure to meet a non-vesting condition. HSBC does not expect adoption of the amendment to have a significant effect on HSBC’s consolidated financial statements.

A revised IFRS 3 ‘Business Combinations’ and an amended IAS 27 ‘Consolidated and Separate Financial Statements’, were issued on 10 January 2008. The revisions to the standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after 1 July 2009. The main changes under the standards are that:

• acquisition-related costs are recognised as expenses in the income statement in the period they are incurred;

• equity interests held prior to control being obtained are remeasured to fair value at the time control is obtained, and any gain or loss is recognised in the income statement;

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•	changes in a parent’s ownership interest in a subsidiary that do not result in a change of control are treated as transactions between equity holders and reported in equity; and

•	an option is available, on a transaction-by-transaction basis, to measure any non-controlling interests (previously referred to as minority interests) in the entity acquired either at fair value, or at the non- controlling interest’s proportionate share of the net identifiable assets of the entity acquired.

The effect that the changes will have on the results and financial position of HSBC will depend on the incidence and timing of business combinations occurring on or after 1 January 2010.

The IASB issued amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 ‘Presentation of Financial Statements’ – ‘Puttable Financial Instruments and Obligations Arising on Liquidation’, on 14 February 2008. The amendments are applicable for annual periods beginning on or after 1 January 2009. HSBC is currently assessing the effect of the amendments on the consolidated financial statements.

The IASB issued ‘Improvements to IFRSs’ on 22 May 2008, which comprises a collection of necessary, but not urgent, amendments to IFRSs. The amendments are primarily effective for annual periods beginning on or after 1 January 2009, with earlier application permitted. HSBC does not expect adoption of the amendments to have a significant effect on the consolidated financial statements.

The IASB issued amendments to IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IAS 27 ‘Consolidated and Separate Financial Statements’ – ‘Determining the cost of an Investment in the Separate Financial Statements’, on 22 May 2008. The main amendments relevant to HSBC are to remove the definition of the ‘cost method’ from IAS 27 and require an entity to present dividends as income in the separate financial statements of the investor. The amendment to IAS 27 will have no effect on the consolidated financial statements.

IFRIC 15 ‘Agreements for the Construction of Real Estate’ (‘IFRIC 15’) was issued on 3 July 2008 and is effective for annual periods beginning on or after 1 January 2009. IFRIC 15 provides guidance on the recognition of revenue among real estate developers for sales of units. HSBC does not expect adoption of IFRIC 15 to have a significant effect on HSBC’s consolidated financial statements.

IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ (‘IFRIC 16’) was issued on 3 July 2008 and is effective for annual periods beginning on or after 1 October 2008. IFRIC 16 provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements. The main change introduced by IFRIC 16 is to eliminate the possibility of an entity applying hedge accounting for a hedge of foreign exchange differences between the functional currency of a foreign operation and the presentation currency of the parent’s consolidated financial statements. The adoption of IFRIC 16 will have no effect on HSBC’s consolidated financial statements.

The IASB issued an amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ – ‘Eligible Hedged Items’, which is applicable for annual periods beginning on or after 1 July 2009, on 31 July 2008. The amendment clarifies how the existing principles underlying hedge accounting should be applied. HSBC is currently assessing the effect of the amendment on the consolidated financial statements.

(f)	Changes in composition of the Group

Acquisition of the assets, liabilities and operations of The Chinese Bank Co., Ltd (‘The Chinese Bank’)

The acquisition of assets, liabilities, and operations of The Chinese Bank in Taiwan was completed on 29 March 2008. This resulted in HSBC receiving a payment from the Taiwan Government’s Central Deposit Insurance Corporation to deliver an agreed net asset position. In addition, HSBC will provide additional capital of US$400 million to ensure that its enlarged operations maintain appropriate financial ratios.

2	Accounting policies

The accounting policies adopted by HSBC for these interim consolidated financial statements are consistent with those described on page 347 of the Annual Report and Accounts 2007.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

3	Dividends

Dividends to shareholders of the parent company were as follows:

	Half-year to

	30 June 2008			30 June 2007			31 December 2007
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m
Dividends declared on ordinary shares
In respect of previous year:
– fourth interim dividend	0.39	4,620	2,233	0.36	4,161	2,116	–	–	–
In respect of current year:
– first interim dividend	0.18	2,158	256	0.17	1,986	712	–	–	–
– second interim dividend	–	–	–	–	–	–	0.17	1,997	912
– third interim dividend	–	–	–	–	–	–	0.17	2,007	614

	0.57	6,778	2,489	0.53	6,147	2,828	0.34	4,004	1,526

Quarterly dividends on preference
shares classified as equity
March dividend	15.50	22		15.50	22		–	–
June dividend	15.50	23		15.50	23		–	–
September dividend	–	–		–	–		15.50	22
December dividend	–	–		–	–		15.50	23

	31.00	45		31.00	45		31.00	45

The Directors have declared a second interim dividend in respect of the financial year ending 31 December 2008 of US$0.18 per ordinary share, a distribution of approximately US$2,161 million. The second interim dividend will be payable on 8 October 2008 to holders of ordinary shares on the Register at the close of business on 22 August 2008. Further details are contained in section 5 of Additional Information on page 249. No liability is recorded in the financial statements in respect of the second interim dividend for 2008.

On 15 July 2008, HSBC paid the first coupon on the Perpetual Subordinated Capital Securities of US$0.54 per security, a distribution of approximately US$48 million. The securities were issued on 8 April 2008 and are classified as equity. No liability is recorded in the balance sheet at 30 June 2008 in respect of the first coupon payment.

4	Earnings per share

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company of US$7,677 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,737 million (first half of 2007: profit of US$10,850 million and 11,463 million shares; second half of 2007: profit of US$8,193 million and 11,626 million shares).

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	7,722	10,895	8,238
Dividend payable on preference shares classified as equity	(45)	(45)	(45)

Profit attributable to ordinary shareholders of the parent company	7,677	10,850	8,193

Diluted earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares, of 11,806 million (first half of 2007: 11,518 million shares; second half of 2007: 11,802 million shares).

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5	Post-employment benefits

Included within ‘Employee compensation and benefits’ are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-employment benefits, as follows:

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Current service cost	404	403	423
Interest cost	928	843	869
Expected return on plan assets	(1,012)	(840)	(870)
Past service cost	3	1	2
Gains on curtailments	(16)	(65)	(40)
(Gains)/losses on settlements	(73)	–	1

Net defined benefit cost	234	342	385

HSBC revalues its defined benefit post-employment plans each year at 31 December, in consultation with the plans’ local actuaries. The assumptions underlying the calculations are used to determine the expected income statement charge for the year going forward.

At 30 June each year, HSBC revalues all plan assets to current market prices. HSBC also reviews the assumptions used to calculate the defined benefit obligations (the liabilities of the plans) and updates the carrying amount of the obligations if there have been significant changes as a consequence of changes in assumptions.

Rises in the average yields of high quality (AA rated or equivalent) debt instruments in certain countries in the first half of 2008, together with a rise in inflation above expectations in certain countries, resulted in significant changes in the valuation of the defined benefit obligations. As a result, HSBC revalued certain plan obligations where the impact was significant. This resulted in a net decrease in the defined benefit obligation for the HSBC Bank (UK) Pension Scheme of US$208 million and for other plans of US$243 million. All differences from expected changes were recognised directly in equity as actuarial gains.

The US$16 million curtailment gain reported in the above table results primarily from the reduction in the number of employees covered by three defined benefit plans as a result of restructuring.

The US$73 million settlement gain reported in the table above is as a result of HSBC entering into transactions to transfer the legal obligation of the benefits provided under two post-employment benefit plans to third parties.

The discount rates used to calculate HSBC’s obligations under its defined benefit pension and post-employment healthcare plans were as follows:

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	%	%	%

UK	6.60	5.80	5.80
Hong Kong	3.45	4.78	3.45
US	7.05	6.30	6.55
Jersey	6.50	5.80	5.80
Mexico	8.50	8.00	7.88
Brazil	10.75	10.75	10.75
France	6.25	5.00	5.50
Canada	6.00	5.50	5.43
Switzerland	3.30	3.00	3.30
Germany	6.25	5.10	5.50

The inflation rate used to calculate the HSBC Bank (UK) Pension Scheme obligation at 30 June 2008 was 4.0 per cent (30 June 2007: 3.2 per cent; 31 December 2007: 3.3 per cent). Rates of pay increase were adjusted in line with this inflation assumption. There were no changes to other assumptions.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Actuarial gains and losses

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Experience gains/(losses) on plan liabilities	(231)	399	(802)
Experience gains/(losses) on plan assets	(1,361)	(658)	838
Gains from changes in actuarial assumptions	682	2,300	132
Other movements[1]	–	(13)	(29)

Total net actuarial gains/(losses)	(910)	2,028	139

1	Other movements include changes in the effect of the limit on plan surpluses and exchange differences recognised within actuarial gains and losses in equity.

Actuarial gains and losses comprise experience adjustments on plan assets and liabilities as well as adjustments arising from changes in actuarial assumptions. The experience gains and losses on plan assets arise as a result of the difference between the expected returns on the plan assets and the actual movement in the value of the plan assets during the period. The changes in actuarial assumptions arise as result of changes in the plan assumptions, primarily discount rates and inflation rates, as previously described.

Total cumulative net actuarial losses recognised in equity at 30 June 2008 were US$362 million cumulative losses (31 December 2007: US$548 million cumulative gains; 30 June 2007: US$409 million cumulative gains).

As disclosed in ‘Related party transactions’ in the Annual Report and Accounts 2007, HSBC Bank (UK) Pension Scheme entered into collateralised swap transactions with HSBC to manage the inflation and interest rate sensitivity of the Scheme’s pension obligations. At 30 June 2008, the swaps had a positive fair value of US$979 million to the scheme (31 December 2007: US$248 million positive to the scheme; 30 June 2007: US$774 million negative to the scheme). All swaps were executed at prevailing market rates and within standard market bid-offer spreads.

6	Tax expense

		Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Current tax
UK corporation tax charge	991	476	850
Overseas tax	1,306	1,937	1,942

	2,297	2,413	2,792
Deferred tax
Origination and reversal of temporary differences	(356)	232	(1,680)

Tax expense	1,941	2,645	1,112

Effective tax rate	18.9%	18.7%	11.1%

The UK corporation tax rate applying to HSBC changed from 30 per cent to 28 per cent with effect from 1 April 2008 (2007: 30 per cent). Overseas tax included Hong Kong profits tax of US$529 million (first half of 2007: US$495 million; second half of 2007: US$642 million). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5 per cent (2007: 17.5 per cent) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate. The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

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	Half-year to

	30 June 2008		30 June 2007		31 December 2007
	US$m	%	US$m	%	US$m	%
Analysis of overall tax expense[1]
Taxation at UK corporation tax rate of 28.5 per cent (2007: 30 per cent)[2]	2,920	28.5	4,248	30.0	3,016	30.0
Effect of taxing overseas profits in principal locations at different rates	(560)	(5.5)	(459)	(3.2)	(1,001)	(10.0)
Tax-free gains	(267)	(2.6)	(157)	(1.1)	(139)	(1.4)
Adjustments in respect of prior period liabilities	2	–	(152)	(1.1)	(157)	(1.6)
Low income housing tax credits[3]	(51)	(0.5)	(52)	(0.4)	(55)	(0.5)
Effect of profit in associates and joint ventures	(263)	(2.6)	(185)	(1.3)	(265)	(2.6)
Effect of previously unrecognised temporary differences[4]	(80)	(0.8)	(211)	(1.5)	(274)	(2.7)
Release of deferred tax consequent on restructuring of Group’s interests	–	–	–	–	(359)	(3.6)
Impact of gains arising from dilution of interests in associates[5]	–	–	(250)	(1.8)	(3)	–
Other items	240	2.4	(137)	(0.9)	349	3.5

Overall tax expense	1,941	18.9	2,645	18.7	1,112	11.1

1	Interim period income tax expense is accrued using the estimated average annual effective income tax rates that would be applicable to expected total annual earnings.
2	The change in the UK corporation tax rate from 30 per cent to 28 per cent with effect from 1 April 2008 gave rise to a blended tax rate for 2008 of 28.5 per cent.
3	Low income housing tax credits are designed to encourage the provision of rental housing for low income households in the US.
4	The effect of previously unrecognised temporary differences principally relates to the recognition of capital losses.
5	The gains arising from the dilution of HSBC’s interests in associates are not subject to tax, and as such there is a reconciling item which reduces the effective tax rate. See Note 19.

For the period ended 30 June 2008, HSBC’s share of associates tax on profit was US$298 million (30 June 2007: US$155 million; 31 December 2007: US$451 million), which is included within share of profit in associates and joint ventures in the income statement.

7	Trading assets

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Trading assets:
– not subject to repledge or resale by counterparties	319,672	319,424	308,286
– which may be repledged or resold by counterparties	153,865	105,221	137,682

	473,537	424,645	445,968

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Treasury and other eligible bills	7,417	10,407	16,439
Debt securities	191,482	176,636	178,834
Equity securities	42,608	35,487	51,476

	241,507	222,530	246,749
Loans and advances to banks	95,359	95,710	100,440
Loans and advances to customers	136,671	106,405	98,779

	473,537	424,645	445,968

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Trading securities valued at fair value

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

US Treasury and US Government agencies	17,851	17,687	17,335
UK Government	7,620	8,980	11,607
Hong Kong Government	5,001	5,773	5,517
Other government	92,452	67,739	80,268
Asset-backed securities	19,122	13,801	21,502
Corporate debt and other securities	56,853	73,063	59,044
Equity securities	42,608	35,487	51,476

	241,507	222,530	246,749

Included within the above figures are debt securities issued by banks and other financial institutions of US$61,528 million (30 June 2007: US$36,012 million; 31 December 2007: US$69,818 million).

Trading securities listed on a recognised exchange and unlisted

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2008
Listed on a recognised exchange[1]	120	111,143	41,433	152,696
Unlisted	7,297	80,339	1,175	88,811

	7,417	191,482	42,608	241,507

Fair value at 30 June 2007
Listed on a recognised exchange[1]	39	124,064	33,727	157,830
Unlisted	10,368	52,572	1,760	64,700

	10,407	176,636	35,487	222,530

Fair value at 31 December 2007
Listed on a recognised exchange[1]	34	115,593	50,092	165,719
Unlisted	16,405	63,241	1,384	81,030

	16,439	178,834	51,476	246,749

1	Included within listed securities are investments listed in Hong Kong of US$4,217 million (30 June 2007: US$4,375 million; 31 December 2007: US$6,977 million).

Loans and advances to banks held for trading

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Reverse repos	76,487	71,253	80,476
Settlement accounts	11,547	12,513	8,227
Stock borrowing	3,400	9,721	8,259
Other	3,925	2,223	3,478

	95,359	95,710	100,440

Loans and advances to customers held for trading

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Reverse repos	59,083	48,682	51,543
Settlement accounts	36,137	21,429	6,216
Stock borrowing	25,829	25,635	24,254
Other	15,622	10,659	16,766

	136,671	106,405	98,779

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8	Financial assets designated at fair value

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Treasury and other eligible bills	240	206	181
Debt securities	23,356	15,832	21,150
Equity securities	16,768	18,319	20,047

Securities designated at fair value	40,364	34,357	41,378
Loans and advances to banks	421	356	178
Loans and advances to customers	1	136	8

	40,786	34,849	41,564

Securities designated at fair value

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

US Treasury and US Government agencies	334	116	252
UK Government	683	901	788
Hong Kong Government	353	210	314
Other government	4,507	2,910	4,427
Asset-backed securities	7,478	3,486	8,132
Corporate debt and other securities	10,241	8,415	7,418
Equity securities	16,768	18,319	20,047

	40,364	34,357	41,378

Included within the above figures are debt securities issued by banks and other financial institutions of US$14,255 million (30 June 2007: US$8,378 million; 31 December 2007: US$14,401 million).

	Treasury
	and other	Debt	Equity
	eligible bills	securities	securities	Total
	US$m	US$m	US$m	US$m
Fair value at 30 June 2008
Listed on a recognised exchange[1]	85	4,877	12,492	17,454
Unlisted	155	18,479	4,276	22,910

	240	23,356	16,768	40,364

Fair value at 30 June 2007
Listed on a recognised exchange[1]	83	7,213	14,307	21,603
Unlisted	123	8,619	4,012	12,754

	206	15,832	18,319	34,357

Fair value at 31 December 2007
Listed on a recognised exchange[1]	50	8,659	15,449	24,158
Unlisted	131	12,491	4,598	17,220

	181	21,150	20,047	41,378

1	Included within listed investments are US$1,201 million of investments listed in Hong Kong (30 June 2007: US$1,184 million; 31 December 2007: US$1,502 million).

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

9	Derivatives

Fair values of derivatives by product contract type

	Assets			Liabilities

	Trading	Hedging	Total	Trading	Hedging	Total
	US$m	US$m	US$m	US$m	US$m	US$m
At 30 June 2008
Foreign exchange	67,045	4,161	71,206	62,982	288	63,270
Interest rate	117,874	2,466	120,340	116,985	2,656	119,641
Equities	19,999	–	19,999	19,385	–	19,385
Credit derivatives	46,090	–	46,090	45,687	–	45,687
Commodity and other	3,029	–	3,029	3,374	–	3,374

Gross total fair values	254,037	6,627	260,664	248,413	2,944	251,357

Netting			–			–

Total			260,664			251,357

At 30 June 2007
Foreign exchange	35,704	2,742	38,446	33,254	300	33,554
Interest rate	81,689	1,956	83,645	81,455	1,254	82,709
Equities	17,017	–	17,017	16,795	–	16,795
Credit derivatives	9,902	–	9,902	10,826	–	10,826
Commodity and other	1,028	–	1,028	1,257	–	1,257

Gross total fair values	145,340	4,698	150,038	143,587	1,554	145,141

Netting			(857)			(857)

Total			149,181			144,284

At 31 December 2007
Foreign exchange	52,018	3,490	55,508	50,608	371	50,979
Interest rate	83,982	1,759	85,741	83,374	2,013	85,387
Equities	20,229	1	20,230	19,458	–	19,458
Credit derivatives	25,268	–	25,268	26,247	–	26,247
Commodity and other	1,107	–	1,107	1,322	–	1,322

Gross total fair values	182,604	5,250	187,854	181,009	2,384	183,393

Netting			–			–

Total			187,854			183,393

A description of HSBC’s determination of the fair values of financial instruments, including derivatives, is provided on pages 129 to 134.

Trading derivatives

Notional contract amounts of derivatives held for trading purposes by product type

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Foreign exchange	3,704,399	2,842,549	3,243,738
Interest rate	13,143,237	10,528,816	10,672,971
Equities	343,343	270,619	286,927
Credit derivatives	2,075,700	1,473,509	1,893,802
Commodity and other	96,985	35,826	33,188

	19,363,664	15,151,319	16,130,626

Credit derivatives

The contract amount of credit derivatives of US$2,076 billion (30 June 2007: US$1,474 billion; 31 December 2007: US$1,894 billion) consisted of protection bought of US$1,020 billion (30 June 2007: US$719 billion; 31 December 2007: US$927 billion) and protection sold of US$1,056 billion (30 June 2007: US$755 billion; 31 December 2007: US$967 billion).

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The difference between the notional amounts bought and sold is attributable to HSBC selling protection on large, diversified, predominantly investment-grade portfolios (including the most senior tranches) and then offsetting risk on these positions by buying protection on the more subordinated tranches of the same portfolios. In addition, HSBC uses securities to mitigate risks on certain derivative positions and credit derivative contracts to reduce counterparty exposures. Consequently, while there is a mismatch in notional amounts of credit derivatives bought and sold, this should not be interpreted as representing the open risk position. The credit derivative business operates within the market risk management framework described on page 183.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows. This amount is yet to be recognised in the consolidated income statement.

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Unamortised balance at beginning of period	306	214	204
Deferral on new transactions	239	119	265
Recognised in the income statement during the period:
– amortisation	(117)	(25)	(60)
– subsequent to unobservable inputs becoming observable	(85)	(64)	(19)
– maturity or termination, or offsetting derivative	(68)	(41)	(80)
Exchange differences	5	1	3
Risk hedged	(2)	–	(7)

Unamortised balance at end of period	278	204	306

Hedging instruments

The notional contract amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date: they do not represent amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Cash flow hedges
Foreign exchange	16,518	21,034	21,641
Interest rate	288,721	213,889	248,134

	305,239	234,923	269,775

Fair value hedges
Foreign exchange	3,190	2,998	3,116
Interest rate	29,736	27,956	34,897
Equities	41	–	24

	32,967	30,954	38,037

Fair value hedges

Fair value of derivatives designated as fair value hedges

	At 30 June 2008		At 30 June 2007		At 31 December 2007

	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	274	53	12	158	163	65
Interest rate	338	346	330	192	171	338
Equities	–	–	–	–	1	–

	612	399	342	350	335	403

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Gains or losses arising from fair value hedges

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Gains/(losses):
– on hedging instruments	113	124	(310)
– on the hedged items attributable to the hedged risk	(133)	(103)	308

	(20)	21	(2)

Cash flow hedges

Fair value of derivatives designated as cash flow hedges

	At 30 June 2008		At 30 June 2007		At 31 December 2007

	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Foreign exchange	3,887	235	2,730	142	3,327	306
Interest rate	2,128	2,310	1,626	1,062	1,588	1,675

	6,015	2,545	4,356	1,204	4,915	1,981

The gains and losses on ineffective portions of such derivatives are recognised immediately in ‘Net trading income’. During the period to 30 June 2008, a loss of US$15 million was recognised due to hedge ineffectiveness (first half of 2007: loss of US$49 million; second half of 2007: loss of US$28 million).

Hedges of net investments in foreign operations

At 30 June 2008, the fair values of outstanding financial instruments designated as hedges of net investments in foreign operations were liabilities of US$238 million (30 June 2007: liabilities of US$306 million; 31 December 2007: liabilities of US$450 million), and contract notional values of US$238 million (30 June 2007: US$161 million; 31 December 2007: US$1,204 million).

10	Financial investments

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Financial investments:
– not subject to repledge or resale by counterparties	270,098	223,762	271,126
– which may be repledged or resold by counterparties	4,652	9,239	11,874

	274,750	233,001	283,000

	At 30 June 2008		At 30 June 2007		At 31 December 2007

	Carrying		Carrying		Carrying
	amount	Fair value	amount	Fair value	amount	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m
Treasury and other eligible bills .
– available-for-sale	27,928	27,928	26,077	26,077	30,104	30,104

Debt securities	237,341	237,477	197,621	197,563	240,302	240,688
– available-for-sale	226,318	226,318	187,929	187,929	230,534	230,534
– held-to-maturity	11,023	11,159	9,692	9,634	9,768	10,154

Equity securities
– available-for-sale	9,481	9,481	9,303	9,303	12,594	12,594

Total financial investments	274,750	274,886	233,001	232,943	283,000	283,386

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Financial investments at amortised cost and fair value

	Amortised	Fair
	cost	value
	US$m	US$m
At 30 June 2008
US Treasury	7,197	7,195
US Government agencies	6,646	6,630
US Government sponsored entities	17,340	17,072
UK Government	142	140
Hong Kong Government	3,260	3,262
Other government	60,806	60,485
Asset-backed securities	61,321	52,695
Corporate debt and other securities	119,355	117,926
Equities	7,048	9,481

	283,115	274,886

At 30 June 2007
US Treasury	8,204	8,173
US Government agencies	5,635	5,515
US Government sponsored entities	14,331	13,828
UK Government	1,508	1,507
Hong Kong Government	2,750	2,738
Other government	48,241	48,538
Asset-backed securities	31,466	31,458
Corporate debt and other securities	112,504	111,883
Equities	6,318	9,303

	230,957	232,943

At 31 December 2007
US Treasury	6,799	6,831
US Government agencies	5,709	5,732
US Government sponsored entities	14,732	14,533
UK Government	757	749
Hong Kong Government	3,941	3,942
Other government	60,109	60,320
Asset-backed securities	68,316	68,106
Corporate debt and other securities	110,825	110,579
Equities	8,405	12,594

	279,593	283,386

Included within the above figures are debt securities issued by banks and other financial institutions of US$157,272 million (30 June 2007: US$109,523 million; 31 December 2007: US$142,863 million). Their fair value at 30 June 2008 was US$135,477 million (30 June 2007: US$109,302 million; 31 December 2007: US$143,023 million).

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Financial investments listed on a recognised exchange and unlisted

	Treasury
	and other	Debt	Debt
	eligible bills	securities	securities
	available-	available-	held-to-	Equity
	for-sale	for-sale	maturity	securities	Total
	US$m	US$m	US$m	US$m	US$m
Carrying amount at 30 June 2008
Listed on a recognised exchange	1,299	96,030	2,094	2,264	101,687
Unlisted	26,629	130,288	8,929	7,217	173,063

	27,928	226,318	11,023	9,481	274,750

Carrying amount at 30 June 2007
Listed on a recognised exchange	1,300	84,646	3,397	2,457	91,800
Unlisted	24,777	103,283	6,295	6,846	141,201

	26,077	187,929	9,692	9,303	233,001

Carrying amount at 31 December 2007
Listed on a recognised exchange	1,062	107,059	3,399	3,301	114,821
Unlisted	29,042	123,475	6,369	9,293	168,179

	30,104	230,534	9,768	12,594	283,000

The fair value of listed held-to-maturity debt securities at 30 June 2008 was US$4,696 million (30 June 2007: US$3,365 million; 31 December 2007: US$3,469 million).

Maturities of investment securities at carrying amount

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Remaining contractual maturities of total debt securities:
1 year or less	92,110	72,999	80,979
5 years or less but over 1 year	64,692	59,329	76,306
10 years or less but over 5 years	20,316	14,400	34,175
over 10 years	60,223	50,893	48,842

	237,341	197,621	240,302

Remaining contractual maturities of debt securities available for sale:
1 year or less	91,682	72,455	80,498
5 years or less but over 1 year	62,157	57,561	74,279
10 years or less but over 5 years	15,993	10,937	30,607
over 10 years	56,486	46,976	45,150

	226,318	187,929	230,534

Remaining contractual maturities of debt securities held to maturity:
1 year or less	428	544	481
5 years or less but over 1 year	2,535	1,768	2,027
10 years or less but over 5 years	4,323	3,463	3,568
over 10 years	3,737	3,917	3,692

	11,023	9,692	9,768

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11	Non-current assets held for sale

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Interest in associates	2	–	2
Property, plant and equipment	2,599	2,278	2,502
Investment properties	118	80	111
Financial assets	11,454	2,079	185
Other	990	5	4

Total assets classified as held for sale	15,163	4,442	2,804

Disposal group

On 29 February 2008, HSBC France, a wholly owned subsidiary of HSBC, received a firm cash offer from Banque Fédérale des Banques Populaires of €2.1 billion (US$3.2 billion) for seven of its French regional banking subsidiaries, which operate in the Personal Financial Services and Commercial Banking customer groups in Europe. The sale was completed on 2 July 2008, and the Group’s pre-tax profit on sale of US$2.1 billion will be recognised in the second half of 2008.

Included within the balances in the above table are the following assets in respect of the disposal group classified as held for sale:

30 June
2008
US$m

Cash	413
Loans and advances to banks and customers	9,097
Other assets	1,126

Total assets	10,636

Included in Other liabilities are the following liabilities in respect of the disposal group:

30 June
2008
US$m

Deposits by banks	158
Customer accounts	10,285
Other liabilities	308

Total liabilities	10,751

Property, plant and equipment

The property, plant and equipment classified as held for sale comprises two principal categories. The first is as a result of the repossession of property that had been pledged as collateral by customers. These assets are expected to be disposed of within 12 months of acquisition. Neither a gain nor a loss was recognised on reclassifying these assets as held for sale. The majority arose within the geographical segment, North America.

Secondly, as disclosed in the Annual Report and Accounts 2007, on 31 May 2007, HSBC entered into a contract for the sale and leaseback of the property and long leasehold land comprising 8 Canada Square, London to Metrovacesa, S.A. (‘Metrovacesa’) for £1,090 million (US$2,154 million). Under the terms of this arrangement, HSBC leased the building back from Metrovacesa for a period of 20 years at an annual rent of £43.5 million (US$87 million), with annual upward-only rent reviews linked to the RPI (all items) and subject to an annual maximum and minimum increase of 6 per cent and 2.5 per cent, respectively. In the normal course of business, HSBC provided finance to Metrovacesa in respect of the debt element of this transaction at arm’s length market rates in the form of a bridging loan of £810 million (US$1,061 million), secured by a charge on the property. The bridging loan had an original maturity date of 30 November 2007 and was extended with a new facility provided by HSBC with a maturity date of 30 November 2008. The equity portion of £280 million (US$553 million) was settled in cash by Metrovacesa on 31 May 2007.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

The sale has not been recognised in the financial statements at 30 June 2008 because HSBC has retained a significant interest by virtue of the loan provided to part-finance the purchase of the building. Accordingly, 8 Canada Square is presented within ‘Non-current assets held for sale’ with a carrying value of US$861 million. The equity portion received from Metrovacesa is presented in the balance sheet as deferred income with a value at 30 June 2008 of US$548 million.

Financial assets

Included in financial assets classified as held for sale was US$1.8 billion of performing prime and non-prime Canadian vehicle finance receivables for which an agreement for sale was entered into in May 2008. Neither a gain nor a loss was recognised on reclassifying these assets as held for sale. These assets are presented in the geographical segment, North America. The sale was completed on 29 July 2008.
12	Trading liabilities

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Deposits by banks	45,091	53,006	58,940
Customer accounts	147,000	123,674	102,710
Other debt securities in issue	44,363	40,953	44,684
Other liabilities – net short positions	104,157	95,560	108,246

	340,611	313,193	314,580

13	Financial liabilities designated at fair value

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m

Deposits by banks and customer accounts	7,306	771	7,724
Liabilities to customers under investment contracts	15,407	14,521	16,053
Debt securities in issue	39,704	37,498	38,587
Subordinated liabilities	22,706	18,575	22,831
Preference shares	4,635	4,601	4,744

	89,758	75,966	89,939

At 30 June 2008, the cumulative amount of the change in fair value attributable to changes in credit risk was a gain of US$2,443 million (30 June 2007: loss of US$1,354 million; 31 December 2007: gain of US$1,619 million), and the carrying amount of financial liabilities designated at fair value was US$2,397 million less (30 June 2007: US$11 million less; 31 December 2007: US$648 million less) than the contractual amount at maturity.

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14	Maturity analysis of assets and liabilities

The following is an analysis, by remaining contractual maturities at the balance sheet date, of asset and liability line items that represent amounts expected to be recovered or settled within one year, and after one year.

Trading assets and liabilities are excluded because they are not held for collection or settlement over the period of contractual maturity.
	At 30 June 2008

	Due within	Due after
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	8,590	32,196	40,786
Loans and advances to banks[1]	245,718	11,263	256,981
Loans and advances to customers	495,856	553,344	1,049,200
Financial investments	99,446	175,304	274,750
Other financial assets	28,723	6,436	35,159

	878,333	778,543	1,656,876

Liabilities
Deposits by banks	145,597	8,555	154,152
Customer accounts	1,128,991	32,932	1,161,923
Financial liabilities designated at fair value	6,350	83,408	89,758
Debt securities in issue	134,198	96,069	230,267
Other financial liabilities	35,301	5,039	40,340
Subordinated liabilities	1,333	30,184	31,517

	1,451,770	256,187	1,707,957

	At 30 June 2007

	Due within	Due after
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	4,374	30,475	34,849
Loans and advances to banks[1]	208,552	6,093	214,645
Loans and advances to customers	411,359	516,742	928,101
Financial investments	97,538	135,463	233,001
Other financial assets	21,221	5,490	26,711

	743,044	694,263	1,437,307

Liabilities
Deposits by banks	117,183	11,590	128,773
Customer accounts	950,665	30,167	980,832
Financial liabilities designated at fair value	810	75,156	75,966
Debt securities in issue	117,530	111,709	229,239
Other financial liabilities	29,951	8,322	38,273
Subordinated liabilities	95	23,409	23,504

	1,216,234	260,353	1,476,587

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

	At 31 December 2007

	Due within	Due after
	one year	one year	Total
	US$m	US$m	US$m
Assets
Financial assets designated at fair value	5,752	35,812	41,564
Loans and advances to banks[1]	222,674	14,692	237,366
Loans and advances to customers	438,246	543,302	981,548
Financial investments	103,492	179,508	283,000
Other financial assets	24,087	6,390	30,477

	794,251	779,704	1,573,955

Liabilities
Deposits by banks	124,475	7,706	132,181
Customer accounts	1,066,148	29,992	1,096,140
Financial liabilities designated at fair value	6,217	83,722	89,939
Debt securities in issue	143,651	102,928	246,579
Other financial liabilities	33,056	4,352	37,408
Subordinated liabilities	341	24,478	24,819

	1,373,888	253,178	1,627,066

1	‘Loans and advances to banks’ includes US$210,301 million (30 June 2007: US$176,594 million; 31 December 2007: US$189,081 million) which is repayable on demand or at short notice.

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15	Equity

	Half-year to 30 June 2008

						Other reserves

				Other		Available-			Share-			Total
	Called up			equity		for-sale	Cash flow	Foreign	based			share-
	share	Share		instru-	Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	ments	earnings [2]	reserve	reserve [3]	reserve	reserve	reserve	[4]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,915	8,134		–	81,097	850	(917)	10,055	1,968	21,058		128,160	7,256	135,416
Shares issued under employee share plans	2	50		–	–	–	–	–	–	–		52	–	52
Shares issued in lieu of dividends and amounts arising thereon[1]	86	(87)		–	2,489	–	–	–	–	–		2,488	–	2,488
Capital securities issued during the period[5]	–	–		2,134	–	–	–	–	–	–		2,134	–	2,134
Profit for the period	–	–		–	7,722	–	–	–	–	–		7,722	584	8,306
Dividends to shareholders	–	–		–	(6,823)	–	–	–	–	–		(6,823)	(506)	(7,329)
Own shares adjustment	–	–		–	(985)	–	–	–	–	–		(985)	–	(985)
Share of changes recognised directly in equity in the equity of associates or joint ventures	–	–		–	(342)	–	–	–	–	–		(342)	–	(342)
Actuarial losses on defined benefit plans	–	–		–	(883)	–	–	–	–	–		(883)	(27)	(910)
Exchange differences	–	–		–	3,085	26	(10)	21	–	–		3,122	48	3,170
Fair value gains/(losses) taken to equity	–	–		–	–	(8,292)	912	–	–	–		(7,380)	(181)	(7,561)
Amounts transferred to the income statement	–	–		–	–	(900)	(1,123)	–	–	–		(2,023)	(31)	(2,054)
Impairments taken to the income statement	–	–		–	–	384	–	–	–	–		384	–	384
Exercise and lapse of share options and vesting of share awards	–	–		–	500	–	–	–	(587)	–		(87)	–	(87)
Cost of share-based payment arrangements	–	–		–	–	–	–	–	427	–		427	–	427
Other movements	–	–		–	15	(30)	(12)	–	(77)	–		(104)	(5)	(109)
Tax on items taken directly to or transferred from equity	–	–		–	203	696	24	–	–	–		923	13	936
Transfers	–	–		–	(3,088)	(26)	10	3,104	–	–		–	–	–
Net increase in minority interests arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–	–		–	75	75

At 30 June	6,003	8,097		2,134	82,990	(7,292)	(1,116)	13,180	1,731	21,058		126,785	7,226	134,011

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million was charged against retained earnings.

For footnotes, see page 231.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

	Half-year to 30 June 2007

					Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings [2]	reserve	reserve [3]	reserve	reserve	reserve	[4]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 January	5,786	7,789		65,397	2,005	(101)	4,307	2,111	21,058		108,352	6,576	114,928
Shares issued under employee share plans	4	114		–	–	–	–	–	–		118	–	118
Shares issued in lieu of dividends and amounts arising thereon[1]	67	(69)		2,828	–	–	–	–	–		2,826	–	2,826
Profit for the period	–	–		10,895	–	–	–	–	–		10,895	619	11,514
Dividends to shareholders	–	–		(6,192)	–	–	–	–	–		(6,192)	(474)	(6,666)
Own shares adjustment	–	–		(587)	–	–	–	–	–		(587)	–	(587)
Share of changes recognised directly in equity in the equity of associates or joint ventures	–	–		186	–	–	–	–	–		186	–	186
Actuarial gains on defined benefit plans	–	–		2,004	–	–	–	–	–		2,004	24	2,028
Exchange differences	–	–		1,964	231	(9)	13	14	–		2,213	80	2,293
Fair value gains taken to equity	–	–		–	1,055	402	–	–	–		1,457	100	1,557
Amounts transferred to the income statement	–	–		–	(775)	(576)	–	–	–		(1,351)	–	(1,351)
Exercise and lapse of share options and vesting of share awards	–	–		477	–	–	–	(443)	–		34	–	34
Cost of share-based payment arrangements	–	–		–	–	–	–	413	–		413	–	413
Other movements	–	–		(119)	(12)	(2)	–	(1)	–		(134)	(113)	(247)
Tax on items taken directly to or transferred from equity	–	–		(638)	130	54	–	–	–		(454)	(1)	(455)
Transfers	–	–		(1,964)	(231)	9	2,200	(14)	–		–	–	–
Net decrease in minority interests arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	(100)	(100)

At 30 June	5,857	7,834		74,251	2,403	(223)	6,520	2,080	21,058		119,780	6,711	126,491

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million was charged against retained earnings.

For footnotes, see page 231.

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						Half-year to 31 December 2007

					Other reserves

					Available-			Share-			Total
	Called up				for-sale	Cash flow	Foreign	based			share-
	share	Share		Retained	fair value	hedging	exchange	payment	Merger		holders’	Minority	Total
	capital	premium	[1]	earnings [2]	reserve	reserve [3]	reserve	reserve	reserve	[4]	equity	interests	equity
	US$m	US$m		US$m	US$m	US$m	US$m	US$m	US$m		US$m	US$m	US$m

At 1 July	5,857	7,834		74,251	2,403	(223)	6,520	2,080	21,058		119,780	6,711	126,491
Shares issued under employee share plans	13	346		–	–	–	–	–	–		359	–	359
Shares issued in lieu of dividends and amounts arising thereon[1]	45	(46)		1,526	–	–	–	–	–		1,525	–	1,525
Profit for the period	–	–		8,238	–	–	–	–	–		8,238	703	8,941
Dividends to shareholders	–	–		(4,049)	–	–	–	–	–		(4,049)	(314)	(4,363)
Own shares adjustment	–	–		77	–	–	–	–	–		77	–	77
Share of changes recognised directly in equity in the equity of associates or joint ventures	–	–		186	–	–	–	–	–		186	–	186
Actuarial gains/(losses) on defined benefit plans	–	–		230	–	–	–	–	–		230	(91)	139
Exchange differences	–	–		3,495	60	(19)	13	(14)	–		3,535	118	3,653
Fair value gains/(losses) taken to equity	–	–		–	(529)	214	–	–	–		(315)	139	(176)
Amounts transferred to the income statement	–	–		–	(938)	(1,323)	–	–	–		(2,261)	(14)	(2,275)
Exercise and lapse of share options and vesting of share awards	–	–		281	–	–	–	(308)	–		(27)	–	(27)
Cost of share-based payment arrangements	–	–		–	–	–	–	457	–		457	–	457
Other movements	–	–		439	13	(4)	–	(261)	–		187	22	209
Tax on items taken directly to or transferred from equity	–	–		(82)	(99)	419	–	–	–		238	(9)	229
Transfers	–	–		(3,495)	(60)	19	3,522	14	–		–	–	–
Net decrease in minority interests arising on acquisitions, disposals and capital issuance	–	–		–	–	–	–	–	–		–	(9)	(9)

At 31 December	5,915	8,134		81,097	850	(917)	10,055	1,968	21,058		128,160	7,256	135,416

Cumulative goodwill amounting to US$5,138 million has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including US$3,469 million charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of US$1,669 million was charged against retained earnings.

1	Share premium includes the deduction of US$1 million (30 June 2007: US$2 million; 31 December 2007; US$1 million) in respect of issue costs incurred during the period.
2	Retained earnings include 187,083,746 (US$3,235 million) of own shares held within HSBC’s insurance business, retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets (30 June 2007; 165,269,416 (US$2,692 million): 31 December 2007; 158,706,463 (US$2,649 million)). 30 June 2007 numbers have been restated to conform with the current period’s presentation.
3	Amounts transferred to the income statement in respect of cash flow hedges include US$172 million income (30 June 2007; US$112 million income: 31 December 2007; US$55 million loss) taken to ‘Net interest income’ and US$962 million (30 June 2007; US$456 million: 31 December 2007; US$1,373 million) taken to ‘Net trading income’.
4	Statutory share premium relief under Section 131 of the Companies Act 1985 was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003 and the shares issued were recorded at their nominal value only. In HSBC’s consolidated accounts the fair value differences of US$8,290 million in respect of HSBC France and US$12,768 million in respect of HSBC Finance Corporation comprise the merger reserve.
5	During April 2008, HSBC Holdings issued US$2,200 million of Perpetual Subordinated Capital Securities (‘Capital Securities’) of which there were US$66 million of issuance costs, which are classified as equity under IFRSs. The Capital Securities are exchangeable at HSBC Holdings’ option into non-cumulative dollar preference shares on any coupon payment date. Interest on the Capital Securities is paid quarterly and may be deferred at the discretion of HSBC Holdings. The Capital Securities may only be redeemed at the option of HSBC Holdings.

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H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (unaudited) (continued)

16	Notes on the cash flow statement

	Half-year to

	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Non-cash items included in profit before tax
Depreciation, amortisation and impairment	1,766	1,184	1,338
Gains arising from dilution of interests in associates	–	(1,076)	(16)
Revaluations on investment property	(27)	(48)	(104)
Share-based payment expense	427	413	457
Loan impairment losses gross of recoveries	10,436	6,635	11,547
Provisions for liabilities and charges	107	282	707
Impairment of financial investments	418	18	86
Charge for defined benefit plans	234	342	385
Accretion of discounts and amortisation of premiums	(461)	(392)	(57)

	12,900	7,358	14,343

Change in operating assets
Change in prepayments and accrued income	2,294	(2,280)	(2,789)
Change in net trading securities and net derivatives	(29,675)	10,487	(15,459)
Change in loans and advances to banks	1,605	(357)	(8,565)
Change in loans and advances to customers	(76,452)	(66,739)	(65,147)
Change in financial assets designated at fair value	2,923	(5,872)	(7,488)
Change in other assets	(1,826)	(924)	(11,405)

	(101,131)	(65,685)	(110,853)

Change in operating liabilities
Change in accruals and deferred income	(4,219)	547	4,572
Change in deposits by banks	20,947	29,661	2,933
Change in customer accounts	63,277	84,496	115,310
Change in debt securities in issue	(16,522)	(1,086)	(11,403)
Change in financial liabilities designated at fair value	(181)	5,755	6,549
Change in other liabilities	6,093	3,875	8,886

	69,395	123,248	126,847

Cash and cash equivalents comprise
Cash and balances at central banks	13,473	16,651	21,765
Items in the course of collection from other banks	16,719	23,152	9,777
Loans and advances to banks of one month or less	244,608	220,136	232,320
Treasury bills, other bills and certificates of depositless than three months	28,067	32,684	41,819
Less: items in the course of transmission to other banks	(15,329)	(20,339)	(8,672)

	287,538	272,284	297,009

Interest and dividends
Interest paid	(31,752)	(31,002)	(32,624)
Interest received	53,945	47,423	55,970
Dividends received	1,339	1,426	407

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17	Contingent liabilities, contractual commitments and guarantees

	At	At	At
	30 June	30 June	31 December
	2008	2007	2007
	US$m	US$m	US$m
Contingent liabilities and guarantees
Guarantees and irrevocable letters of credit pledged as collateral security	83,640	71,251	77,885
Other contingent liabilities	275	297	334

	83,915	71,548	78,219

Commitments
Documentary credits and short-term trade-related transactions	15,898	11,827	13,510
Forward asset purchases and forward forward deposits placed	1,380	734	490
Undrawn note issuing and revolving underwriting facilities	105	37	109
Undrawn formal standby facilities, credit lines and other commitments to lend	741,543	751,372	750,348

	758,926	763,970	764,457

The above table discloses the nominal principal amounts of contingent liabilities, commitments and guarantees; mainly credit-related instruments including both financial and non-financial guarantees and commitments to extend credit. Contingent liabilities arising from litigation against the Group are disclosed in Note 21. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. The amount of the loan commitments shown above reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not representative of future liquidity requirements.

18	Segmental analysis

Net operating income and profit before tax is presented below by geography, HSBC’s primary basis of segmental reporting.

Net operating income

			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to:
30 June 2008	13,369	5,027	5,472	2,433	4,285	(1,169)	29,417
30 June 2007	11,934	4,982	4,912	7,660	3,511	(852)	32,147
31 December 2007	13,091	6,109	4,513	2,967	4,057	(1,133)	29,604

Profit/(loss) before tax
			Rest of			Intra-
		Hong	Asia-	North	Latin	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to:
30 June 2008	5,177	3,073	3,624	(2,893)	1,266	–	10,247
30 June 2007	4,050	3,330	3,344	2,435	1,000	–	14,159
31 December 2007	4,545	4,009	2,665	(2,344)	1,178	–	10,053

19	Gains from dilution of interests in associates

During 2007, certain HSBC associates issued new shares. HSBC did not subscribe for any of the shares issued under these offers and, as a result, its interests in the associates’ equity decreased. This has been accounted for as a partial disposal of the Group’s interests in the associates and the resulting dilution gains are presented in the income statement. The transactions are described on page 362 in the Annual Report and Accounts 2007.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

20	Goodwill impairment

It is HSBC’s policy to test goodwill for impairment annually, and to perform an impairment test more frequently for cash generating units (‘CGUs’) when there are indications that conditions have changed for those CGUs since the last goodwill impairment test that would result in a different outcome.

As a result of the continued deterioration in economic and credit conditions in North America, and the resulting further restructuring in the Personal Financial Services – North America CGU, an impairment test was performed on this CGU at 30 June 2008. This involved comparing the recoverable amount of the CGU to its carrying value including goodwill. Recoverable amount is estimated using a value in use calculation based on future cash flow estimates discounted to present value. Cash flow estimates are based on management’s cash flow projections, extrapolated in perpetuity using a nominal long-term growth rate based on current market assessment of GDP and inflation for the countries within which the CGU operates. Cash flows are extrapolated in perpetuity due to the long- term perspective within the Group of the business units making up its CGUs. The discount rate used reflects the cost of capital HSBC allocates to investments in North America, as well as the cost of capital for each type of business within the CGU. The test confirmed that goodwill for the CGU was impaired and an impairment charge of US$527 million was recognised as goodwill impairment in the income statement. There was no prior impairment recognised on this CGU.

The process of identifying and evaluating goodwill impairment is inherently uncertain because it requires significant management judgement in making a series of estimations, the results of which are highly sensitive to the assumptions used. The review of goodwill impairment represents management’s best estimate of the factors discussed in detail on page 133 in the Annual Report and Accounts 2007.

The goodwill impairment testing performed for the Personal Financial Services – North America CGU is highly sensitive to the assumptions and estimates used, and it is possible that the outcomes within the second half of 2008 could be different from the assumptions and estimates made as at 30 June 2008. In the event of further significant deterioration in the economic and credit conditions beyond the levels already reflected by management in the cash flow forecasts for the CGU, a further special review would be made. If this review indicated that a further deterioration in economic and credit conditions and future outlook was sufficiently severe, this could result in a further material impairment to the carrying amount of goodwill.

Two key assumptions upon which management has based its determination of the recoverable amount of the Personal Financial Services - North America CGU are the discount rate and the long-term growth rate. The blended discount rate and the blended long-term growth rate used in the impairment testing at 30 June 2008 were 12.9 per cent and 4.0 per cent respectively (31 December 2007: 12.3 per cent and 4.0 per cent respectively). A 50 basis point increase in the discount rate, assuming no effects on other variables, would decrease the recoverable amount of goodwill by US$2 billion. A 50 basis point decrease in the long-term growth rate, assuming no effects on other variables, would decrease the recoverable amount of goodwill by US$1.1 billion.

21	Litigation

HSBC is party to legal actions in a number of jurisdictions including the UK, Hong Kong and the US, arising out of its normal business operations. HSBC considers that none of the actions is material, and none is expected to result in a significant adverse effect on the financial position of HSBC, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of such litigation. HSBC has not disclosed any contingent liability associated with these legal actions because it is not practicable to do so, except as set out below.

On 27 July 2007, the UK Office of Fair Trading issued High Court legal proceedings against a number of UK financial institutions, including HSBC Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to unauthorised overdrafts (the ‘charges’).

Certain preliminary issues in these proceedings were heard in a trial in the Commercial Division of the High Court on 17th January 2008 and judgement was given on 24 April 2008. This confirmed that HSBC Bank plc’s current charges are capable of being tested for fairness but are not capable of being penalties. HSBC Bank plc is appealing the finding that the charges are capable of being tested for fairness. A further hearing took place on 7 to 9 July 2008, at which the Court considered certain further preliminary issues relating to HSBC Bank plc’s historic charges. Judgement on such preliminary issues is awaited.

The proceedings remain at an early stage and may, allowing for appeals on the preliminary issues (and/or subsequently on substantive issues), take a number of years to conclude. A wide range of outcomes is possible,

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depending, initially, upon the outcome of the preliminary issues in the Commercial Division and/or Court of Appeal and, to the extent applicable, upon the Court’s subsequent assessment of each charge across the period under review. Since July 2001, there have been a variety of charges applied by HSBC Bank plc across different charging periods under the then existing contractual arrangements. HSBC Bank plc considers the charges to be and to have been valid and enforceable, and intends strongly to defend its position.

If, contrary to HSBC Bank plc’s current assessment, the Court should ultimately (after appeals) reach a decision adverse to HSBC Bank plc that results in a liability for it, a large number of different outcomes is possible, each of which would have a different financial impact. Based on the facts currently available, and a number of assumptions, HSBC Bank plc estimates that the financial impact could be approximately US$700 million. To make an estimate of the potential financial impact at this stage with any precision is extremely difficult, owing to (among other things) the complexity of the issues, the number of permutations of possible outcomes, and the early stage of the proceedings. In addition, the assumptions made by HSBC Bank plc may prove to be incorrect.

22	Events after the balance sheet date

Korea Exchange Bank

On 3 September, HSBC announced that its indirect, wholly-owned subsidiary, HSBC Asia Pacific Holdings (UK) Limited (‘HSBC Asia’) had entered into a conditional agreement to acquire 51.02 per cent of the issued share capital of Korea Exchange Bank (‘KEB’) from LSF-KEB Holdings SCA (‘Lone Star’). The acquisition agreement provides that the acquisition is subject to a number of conditions, including the receipt of applicable governmental and regulatory approvals, in particular approval from Korea’s Financial Services Commission (‘FSC Approval’).

On 29 April 2008, HSBC Asia and Lone Star agreed to extend the deadline for completion of this transaction (the ‘Long-stop Date’) from 30 April 2008 to 31 July 2008. The parties also agreed that if FSC Approval is obtained during the currency of the acquisition agreement, the Long-stop Date will automatically be re-fixed as the date which is two months after the date of the FSC Approval. The acquisition agreement provides that either HSBC Asia or Lone Star may terminate the acquisition agreement if completion has not occurred on or before the Long-stop Date.

The regulatory filing in respect of the proposed acquisition was submitted to the Korean Financial Services Commission in December 2007 but, as at 1 August 2008, FSC Approval had not been granted. Accordingly, from 31 July 2008, the existing acquisition agreement may be terminated at any time by either party up until such time as FSC Approval is granted.

At the date of these financial statements, HSBC Asia had not terminated the acquisition agreement nor had it received a notice of termination from Lone Star. HSBC Asia and Lone Star are discussing how this transaction may be taken forward.

Other events after the balance sheet date

On 2 July 2008, HSBC completed the sale of seven regional banks to Banque Fédérale des Banques Populaires for €2.1 billion (US$3.2 billion). At 30 June 2008, the aggregate third party total assets attributable to the French regional banking subsidiaries were €6,741 million (US$10,636 million), and they generated net profits after tax of €62 million (US$95 million) for the six months ended 30 June 2008. The Group’s pre-tax profit on sale was US$2.1 billion.

In July 2008, HSBC decided to cease originating new business in the North American vehicle finance business of HSBC Finance and place the business in run-off. Total assets attributable to the HSBC Finance vehicle finance business at 30 June 2008 amounted to US$12.5 billion and, in the six months ended 30 June 2008, the business made profit before tax of US$27 million (year ended 31 December 2007:US$229 million). HSBC management estimate that some 80 per cent of the portfolio will be run off in the normal course of business in the next three years, with the remaining balance reducing thereafter.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

23	Interim Report 2008 and statutory accounts

The information in this Interim Report 2008 is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (‘the Act’). The Interim Report 2008 was approved by the Board of Directors on 4 August 2008. The statutory accounts for the year ended 31 December 2007 have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act. The auditor has reported on those accounts. Its report was (i) unqualified, (ii) did not include reference to any matters which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Act.

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Additional Information

1	Directors’ interests

According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2008 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50

			At 30 June 2008

	At 1 January									Percentage
	2008 or date			Child						of ordinary
	appointed		Beneficial	under 18	Controlled			Total		shares
	if later		owner	or spouse	corporation	Trustee		interests	[1]	in issue

V H C Cheng	241,469	[2]	172,489	121,723	–	–		294,212		0.00
J D Coombe	46,327		12,956	–	–	–		12,956		0.00
D J Flint	112,781		86,401	–	–	30,314	[3]	116,715		0.00
A A Flockhart	164,930	[2]	168,768	–	–	–		168,768		0.00
W K L Fung	328,000		208,000	–	120,000	–		328,000		0.00
M F Geoghegan	385,189		472,143	–	–	–		472,143		0.00
S K Green	536,652		651,963	–	–	–		651,963		0.00
S T Gulliver	2,235,431	[2]	2,180,702	85,443	–	–		2,266,145		0.02
J W J Hughes-Hallett	554,435		–	–	–	299,648	[4]	299,648		0.00
W S H Laidlaw	24,500	[2]	20,000	–	–	4,500	[4]	24,500		0.00
Sir Mark Moody-Stuart	10,840		5,000	840	–	5,000	[4]	10,840		0.00
G Morgan	50,000		51,705	–	–	–		51,705		0.00
S W Newton	56,852		6,105	–	52,687	–		58,792		0.00
S M Robertson	98,317		5,497	–	–	93,000	[4]	98,497		0.00
Sir Brian Williamson	23,164		23,955	–	–	–		23,955		0.00

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares of US$0.50 arising from the HSBC Holdings Savings- Related Share Option Plan, and the HSBC Share Plan are set out on the following pages. At 30 June 2008, the aggregate interests under the Securities and Futures Ordinance of Hong Kong of V H C Cheng, D J Flint, A A Flockhart, M F Geoghegan, S K Green and S T Gulliver in HSBC Holdings ordinary shares of US$0.50 (each of which represents less than 0.03 per cent of the shares in issue), including interests arising through employee share plans were: V H C Cheng – 778,239; D J Flint – 938,009; A A Flockhart – 547,581; M F Geoghegan – 2,176,889; S K Green – 2,415,168 and S T Gulliver – 3,495,185.
2	W S H Laidlaw was appointed a Director on 1 January 2008, V H C Cheng was appointed a Director on 1 February 2008 and A A Flockhart and S T Gulliver were appointed Directors on 1 May 2008.
3	Non-beneficial interest in 10,105 HSBC Holdings ordinary shares of US$0.50.
4	Non-beneficial.

M F Geoghegan has an interest as beneficial owner in 280,000 ordinary shares of HK$5.00 each in Hang Seng Bank Limited (representing less than 0.02 per cent of the shares in issue), which he held throughout the period.

S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009, which he held throughout the period.

As a Director of HSBC France, S K Green has an interest as beneficial owner in one share of €5 in that company (representing less than 0.01 per cent of the shares in issue), which he held throughout the period. S K Green has waived his rights to receive dividends on the share and has undertaken to transfer the share to HSBC on ceasing to be a Director of HSBC France. M F Geoghegan ceased to have an interest as beneficial owner in one share of €5 in HSBC France when he retired as a Director of the company on 16 January 2008.

As Directors of HSBC Private Banking Holdings (Suisse) SA, S K Green and S T Gulliver each have an interest as beneficial owner in one share of CHF1,000 in that company (representing less than 0.01 per cent of the shares in issue), which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC Private Banking Holdings (Suisse) SA.

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Additional Information (continued)

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options
					held at
					1 January 2008	Options
					or date	awarded	Options
	Date of	Exercise	Exercisable	Exercisable	appointed	during	held at
	award	price (£)	from[1]	until	if later	period	30 June 2008

V H C Cheng	23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	3,070[2]	–	3,070
D J Flint	25 Apr 2007	7.0872	1 Aug 2012	31 Jan 2013	2,310	–	2,310
A A Flockhart	25 Apr 2007	7.0872	1 Aug 2010	31 Jan 2011	1,332[3]	–	1,332
S K Green	23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	3,070	–	3,070

The options were awarded for nil consideration and are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date. The market value of the ordinary shares at 30 June 2008 was £7.7575. The highest and lowest market values during the period were £8.97 and £7.12. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	Appointed a Director on 1 February 2008.
3	Appointed a Director on 1 May 2008.

HSBC Holdings Restricted Share Plan 2000
HSBC Holdings ordinary shares of US$0.50

		Year in	Awards held at
		which	1 January 2008	Awards
	Date of	awards	or date appointed	held at
	award	may vest	if later	30 June 2008[1]

V H C Cheng	5 Mar 2003	2008	55,028[2]	–
D J Flint	5 Mar 2003	2008	136,192	–
M F Geoghegan	5 Mar 2003	2008	63,558	–
S K Green	5 Mar 2003	2008	136,192	–

Vesting of these awards was subject to the achievement of corporate performance conditions. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Holdings Restricted Share Plan 2000 were categorised as the interests of a beneficiary of trust.

1	The corporate performance conditions were not met and, under the rules of the Plan, the awards (including additional shares arising from scrip dividends) held by: V H C Cheng, 55,028 shares; D J Flint, 137,568 shares; M F Geoghegan, 64,200 shares; and S K Green, 137,568 shares, were forfeited on 4 April 2008. The awards held by A A Flockhart, 27,514 shares; and S T Gulliver, 55,028 shares, who were appointed as Directors on 1 May 2008, were also forfeited on 4 April 2008. As a consequence, the fourth interim dividend for 2007 was not received on these forfeited share awards.
2	Appointed a Director on 1 February 2008.

HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50
Awards of Performance Shares

			Awards held	Awards made		Awards vested
		Year in	at 1 January	during period[1]		during period
		which	2008 or date					Awards held
	Date of	awards	appointed		Monetary		Monetary	at 30 June
	award	may vest	if later	Number	value	Number	value	2008[2]
					£000		£000

V H C Cheng[3]	27 May 2005[4,5]	2008	91,824	–	–	47,002	405	–
	6 Mar 2006	2009	88,534	–	–	–	–	90,639
	5 Mar 2007	2010	172,636	–	–	–	–	176,741
	3 Jun 2008	2011	–	129,325	1,103	–	–	129,325
D J Flint	27 May 2005[4,5]	2008	194,796	–	–	100,721	868	–
	6 Mar 2006	2009	175,296	–	–	–	–	181,278
	5 Mar 2007	2010	256,029	–	–	–	–	264,766
	3 Jun 2008	2011	–	372,940	3,181	–	–	372,940

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			Awards held	Awards made		Awards vested
		Year in	at 1 January	during period[1]		during period
		which	2008 or date					Awards held
	Date of	awards	appointed		Monetary		Monetary	at 30 June
	award	may vest	if later	Number	value	Number	value	2008[2]
					£000		£000
A A Flockhart[6]	27 May 2005[7]	2008	779	–	–	779	7	–
	6 Mar 2006	2009	66,401	–	–	–	–	67,980
	5 Mar 2007	2010	114,998	–	–	–	–	117,732
	3 Jun 2008	2011	–	127,174	1,085	–	–	127,174
M F Geoghegan	27 May 2005[4,5]	2008	259,728	–	–	134,295	1,157	–
	6 Mar 2006	2009	219,121	–	–	–	–	226,598
	5 Mar 2007	2010	581,884	–	–	–	–	601,740
	3 Jun 2008	2011	–	876,408	7,476	–	–	876,408
S K Green	27 May 2005[4,5]	2008	324,659	–	–	167,868	1,446	–
	6 Mar 2006	2009	273,900	–	–	–	–	283,246
	5 Mar 2007	2010	436,413	–	–	–	–	451,305
	3 Jun 2008	2011	–	1,025,584	8,748	–	–	1,025,584
S T Gulliver[6]	27 May 2005[7]	2008	1,559	–	–	1,559	14	–
	6 Mar 2006	2009	110,667	–	–	–	–	113,299
	5 Mar 2007	2010	127,730	–	–	–	–	130,767
	3 Jun 2008	2011	–	55,409	473	–	–	55,409

Vesting of Performance Share awards is subject to the achievement of corporate performance conditions. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Share Plan are categorised as the interests of a beneficiary of a trust.

1	At the date of the award, 3 June 2008, the market value per share was £8.56. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.53173.
2	Includes additional shares arising from scrip dividends.
3	Appointed a Director on 1 February 2008.
4	The Earnings Per Share element of the performance conditions was met and that element of the Performance Share awards vested on 1 April 2008, when the market value per share was £8.61, as follows: V H C Cheng, 45,911 shares; D J Flint, 98,382 shares;
M F Geoghegan, 131,176 shares; and S K Green, 163,970 shares. Awards representing the fourth interim dividend for 2007 vested on 7 May 2008, when the market value per share was £8.875, as follows: V H C Cheng, 1,091 shares; D J Flint, 2,339 shares;
M F Geoghegan, 3,119 shares; and S K Green, 3,898 shares.
5	The Total Shareholder Return element of the performance conditions was not met and, under the terms of the Plan, that element of the Performance Share awards held by: V H C Cheng, 45,913 shares; D J Flint, 98,383 shares; M F Geoghegan, 131,177 shares; and S K Green, 163,971 shares was forfeited on 2 April 2008. As a consequence, the fourth interim dividend for 2007 was not received on the forfeited shares.
6	Appointed a Director on 1 May 2008.
7	The Earnings Per Share element of the performance conditions was met and awards representing the fourth interim dividend for 2007 on that element of the 2005 Performance Share Awards vested on 7 May 2008, when the market value per share was £8.875, as follows: A A Flockhart, 779 shares; and S T Gulliver, 1,559 shares. Prior to their appointment as Directors, the Earnings Per Share element of the 2005 Performance Share awards vested on 1 April 2008, when the market value per share was £8.61, as follows: A A Flockhart, 32,794 shares; and S T Gulliver, 65,587 shares. The Total Shareholder Return element of the performance conditions was not met and, under the terms of the Plan, that element of the Performance Share awards was forfeited on 2 April 2008, as follows: A A Flockhart, 32,795 shares; and S T Gulliver, 65,587 shares. As a consequence, the fourth interim dividend for 2007 was not received on the forfeited share awards.

Awards of Restricted Shares

				Awards made from date		Awards vested from date
		Years in		appointed to 30 June 2008[1]		appointed to 30 June 2008
		which	Awards held					Awards held
	Date of	awards	on date		Monetary		Monetary	at 30 June
	award	may vest	appointed	Number	value	Number	value	2008[2]
					£000		£000

V H C Cheng[3]	3 Mar 2008	2011	–	82,295	646	–	–	84,252
A A Flockhart[4] .	31 Oct 2007	2010	51,167	–	–	–	–	52,383
	3 Mar 2008	2010	11,929	–	–	–	–	12,212
S T Gulliver[4]	6 Mar 2006	2009[5]	143,677	–	–	–	–	147,093
	5 Mar 2007	2009-2010[5]	305,591	–	–	–	–	312,857
	3 Mar 2008	2009-2011[5]	458,708	–	–	–	–	469,615

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The vesting date may be advanced to an earlier date in certain circumstances, e.g. death. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Share Plan are categorised as the interests of a beneficiary of a trust.

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Additional Information (continued)

1	At the date of the award, 3 March 2008, the market value per share was £7.90. The shares acquired by the Trustee of the Plan were purchased at an average price of £7.848143.
2	Includes additional shares arising from scrip dividends.
3	Appointed a Director on 1 February 2008.
4	Appointed a Director on 1 May 2008.
5	33 per cent of the award vests on each of the first and second anniversaries of the date of the award, with the balance vesting on the third anniversary of the date of the award.

No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC or any associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate family was awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

Child
	Beneficial	under 18	Controlled		Beneficiary
	owner	or spouse	corporation	Trustee	of a trust

V H C Cheng	–	–	–	–	3,759[1]
J D Coombe	139[2]	–	–	–	–
D J Flint	943[3]	–	–	324[2]	4,766[1]
M F Geoghegan	2,500[2]	–	–	–	8,853[1]
S K Green	5,282[4]	–	–	–	7,851[1]
S T Gulliver	13,705[2]	5[2]	–	–	12,545[1]
G Morgan	552[2]	–	–	–	–
S W Newton	65[2]	–	562[2]	–	–
S M Robertson	58[2]	–	–	–	–
Sir Brian Williamson	256[2]	–	–	–	–

1	Scrip dividend on awards held under the HSBC Share Plan.
2	Scrip dividend.
3	Comprises scrip dividend on shares held as beneficial owner (852 shares), the automatic reinvestment of dividend income by an Individual Savings Account or Personal Equity Plan manager (59 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (16 shares) and the automatic reinvestment of dividend income on shares held in the plan (16 shares).
4	Comprises scrip dividend on shares held as beneficial owner (5,250 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (16 shares) and the automatic reinvestment of dividend income on shares held in the plan (16 shares).

2	Employee share plans

To help align the interests of employees with those of shareholders, share options are granted under all-employee share plans and discretionary awards of Performance Shares and Restricted Shares made under the HSBC Share Plan. There have been no awards of discretionary options since 30 September 2005. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. The options which were awarded, exercised or lapsed during the period are detailed in the tables below. Particulars of options held by Directors of HSBC Holdings are set out on page 239.

All-employee share plans

The exercise period of the options awarded under all-employee share plans may be advanced to an earlier date in certain circumstances, for example on retirement, or on the death of a participant, options may be exercised up to six months beyond the normal exercise period. The closing price per HSBC Holdings ordinary share on 29 April 2008, the day before options were awarded in 2008, was £8.71. The options are exercisable at a 20 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, unless otherwise indicated.

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HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	30 June
award	price (£)	from	until	2008	period	period[1]	period	2008

2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	86,920	–	62,288	22,281	2,351
23 Apr 2003	5.3496	1 Aug 2008	31 Jan 2009	10,402,796	–	87,149	94,153	10,221,494
21 Apr 2004	6.4720	1 Aug 2007	31 Jan 2008	132,967	–	90,779	38,874	3,314
21 Apr 2004	6.4720	1 Aug 2009	31 Jan 2010	4,941,092	–	31,391	117,909	4,791,792
24 May 2005	6.6792	1 Aug 2008	31 Jan 2009	3,522,870	–	25,678	111,612	3,385,580
24 May 2005	6.6792	1 Aug 2010	31 Jan 2011	4,938,431	–	26,178	170,782	4,741,471
26 Apr 2006	7.6736	1 Aug 2009	31 Jan 2010	3,817,398	–	12,672	406,141	3,398,585
26 Apr 2006	7.6736	1 Aug 2011	31 Jan 2012	3,062,172	–	6,390	292,130	2,763,652
25 Apr 2007	7.0872	1 Aug 2010	31 Jan 2011	5,767,372	–	4,611	610,474	5,152,287
25 Apr 2007	7.0872	1 Aug 2012	31 Jan 2013	4,075,471	–	1,574	325,115	3,748,782
30 Apr 2008	6.8160	1 Aug 2011	31 Jan 2012	–	7,169,605	–	17,343	7,152,262
30 Apr 2008	6.8160	1 Aug 2013	31 Jan 2014	–	6,142,429	–	9,718	6,132,711

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.00.

The fair value of options granted in the period under the Plan was £29 million.

HSBC Holdings Savings-Related Share Option Plan: International
HSBC Holdings ordinary shares of US$0.50

						Options	Options	Options
					Options at	awarded	exercised	lapsed	Options at
Date of	Exercise		Exercisable	Exercisable	1 January	during	during	during	30 June
award	price		from	until	2008	period	period[1]	period	2008
	(£)

2 May 2002	6.3224		1 Aug 2007	31 Jan 2008	39,172	–	11,080	5,735	22,357
23 Apr 2003	5.3496		1 Aug 2008	31 Jan 2009	10,488	–	–	7,866	2,622
8 May 2003	5.3496		1 Aug 2008	31 Jan 2009	5,068,502	–	73,406	78,679	4,916,417
21 Apr 2004	6.4720		1 Aug 2007	31 Jan 2008	31,145	–	–	–	31,145
21 Apr 2004	6.4720		1 Aug 2009	31 Jan 2010	12,365	–	–	4,909	7,456
10 May 2004	6.4720		1 Aug 2007	31 Jan 2008	250,528	–	115,753	34,137	100,638
10 May 2004	6.4720		1 Aug 2009	31 Jan 2010	2,554,187	–	38,265	81,585	2,434,337
24 May 2005	6.6792		1 Aug 2008	31 Jan 2009	9,435,222	–	97,001	415,094	8,923,127
24 May 2005	6.6792		1 Aug 2010	31 Jan 2011	3,403,578	–	34,512	149,425	3,219,641
26 Apr 2006	7.6736		1 Aug 2007	31 Oct 2007	31,658	–	–	31,658	–
26 Apr 2006	7.6736		1 Aug 2009	31 Jan 2010	1,804,327	–	2,733	179,839	1,621,755
26 Apr 2006	7.6736		1 Aug 2011	31 Jan 2012	406,743	–	423	45,055	361,265
25 Apr 2007	7.0872		1 Aug 2008	31 Oct 2008	1,543,966	–	3,689	96,258	1,444,019
25 Apr 2007	7.0872		1 Aug 2010	31 Jan 2011	3,436,093	–	872	383,197	3,052,024
25 Apr 2007	7.0872		1 Aug 2012	31 Jan 2013	975,763	–	203	131,574	843,986
30 Apr 2008	6.8160		1 Aug 2009	31 Oct 2009	–	1,988,482	–	1,720	1,986,762
30 Apr 2008	6.8160		1 Aug 2011	31 Jan 2012	–	3,467,432	–	3,600	3,463,832
30 Apr 2008	6.8160		1 Aug 2013	31 Jan 2014	–	1,253,627	–	–	1,253,627

	(US$)
26 Apr 2006	13.3290		1 Aug 2007	31 Oct 2007	5,273	–	–	5,273	–
26 Apr 2006	13.3290		1 Aug 2009	31 Jan 2010	1,475,871	–	16,398	182,532	1,276,941
26 Apr 2006	13.3290		1 Aug 2011	31 Jan 2012	385,965	–	3,424	48,024	334,517
25 Apr 2007	14.7478	[2]	1 Aug 2008	31 Oct 2008	671,449	–	88	147,631	523,730
25 Apr 2007	13.8803		1 Aug 2008	31 Oct 2008	337,780	–	–	24,548	313,232
25 Apr 2007	13.8803		1 Aug 2010	31 Jan 2011	2,687,923	–	4,761	344,250	2,338,912
25 Apr 2007	13.8803		1 Aug 2012	31 Jan 2013	760,659	–	956	91,717	667,986
30 Apr 2008	14.4876	[2]	1 Aug 2009	31 Oct 2009	–	615,822	–	86	615,736
30 Apr 2008	13.6354		1 Aug 2009	31 Oct 2009	–	425,697	–	481	425,216
30 Apr 2008	13.6354		1 Aug 2011	31 Jan 2012	–	1,979,660	–	1,438	1,978,222
30 Apr 2008	13.6354		1 Aug 2013	31 Jan 2014	–	537,563	–	–	537,563

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

					Options	Options	Options
				Options at	awarded	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during	30 June
award	price	from	until	2008	period	period[1]	period	2008
	(€)

26 Apr 2006	11.0062	1 Aug 2007	31 Oct 2007	847	–	–	847	–
26 Apr 2006	11.0062	1 Aug 2009	31 Jan 2010	176,800	–	–	42,590	134,210
26 Apr 2006	11.0062	1 Aug 2011	31 Jan 2012	35,495	–	–	12,615	22,880
25 Apr 2007	10.4217	1 Aug 2008	31 Oct 2008	122,632	–	–	6,902	115,730
25 Apr 2007	10.4217	1 Aug 2010	31 Jan 2011	361,842	–	–	92,446	269,396
25 Apr 2007	10.4217	1 Aug 2012	31 Jan 2013	125,856	–	–	45,938	79,918
30 Apr 2008	8.6720	1 Aug 2009	31 Oct 2009	–	163,223	–	–	163,223
30 Apr 2008	8.6720	1 Aug 2011	31 Jan 2012	–	501,343	–	–	501,343
30 Apr 2008	8.6720	1 Aug 2013	31 Jan 2014	–	209,331	–	–	209,331

	(HK$)
26 Apr 2006	103.4401	1 Aug 2007	31 Oct 2007	1,961	–	–	1,961	–
26 Apr 2006	103.4401	1 Aug 2009	31 Jan 2010	3,891,154	–	8,743	245,622	3,636,789
26 Apr 2006	103.4401	1 Aug 2011	31 Jan 2012	1,024,842	–	7,221	94,710	922,911
25 Apr 2007	108.4483	1 Aug 2008	31 Oct 2008	2,108,126	–	4,879	256,566	1,846,681
25 Apr 2007	108.4483	1 Aug 2010	31 Jan 2011	4,481,255	–	10,526	562,304	3,908,425
25 Apr 2007	108.4483	1 Aug 2012	31 Jan 2013	1,332,074	–	2,690	223,744	1,105,640
30 Apr 2008	106.2478	1 Aug 2009	31 Oct 2009	–	2,941,862	–	–	2,941,862
30 Apr 2008	106.2478	1 Aug 2011	31 Jan 2012	–	4,174,635	–	–	4,174,635
30 Apr 2008	106.2478	1 Aug 2013	31 Jan 2014	–	1,380,594	–	–	1,380,594

1	The weighted average closing price of the shares immediately before the dates on which the options were exercised was £7.93.
2	Exercisable at a 15 per cent discount to the average market value of the ordinary shares on the five business days immediately preceding the invitation date.

The fair value of options granted in the period under the Plan was £39 million.

Fair values of share options awarded under all-employee share option plans in 2008, measured at the date of grant of the option, are calculated using a binomial lattice methodology that is based on the underlying assumptions of the Black-Scholes model.

The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic observable data. The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant weighted average assumptions used to estimate the fair value of the options granted in 2008 were as follows:

	1-year	3-year	5-year
	savings-related	savings-related	savings-related
	share option	share option	share option
	plan	plans	plans

Risk-free interest rate (%)[1]	4.5	4.5	4.5
Expected life (years)[2]	1	3	5
Expected volatility (%)[3]	25	25	25

1	The risk-free interest rate was determined from the UK gilts zero-coupon yield curve for the HSBC Holdings Savings-Related Share Option Plan. A similar yield curve was used for the HSBC Holdings Savings-Related Share Option Plan: International.
2	Expected life is not a single input parameter but a function of various behavioural assumptions.
3	Expected volatility is estimated by considering historic average HSBC share price volatility and implied volatility for traded options over HSBC shares of similar maturity to those of the employee options.

Expected dividend growth, denominated in US dollars, was determined to be 7 per cent for the first year and 8 per cent thereafter, consistent with consensus analyst forecasts.

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Discretionary share incentive plans

The exercise period of the options awarded under discretionary share incentive plans may be advanced to an earlier date in certain circumstances, for example on retirement, or on the death of a participant, options may be exercised up to 12 months beyond the normal exercise period.

HSBC Holdings Executive Share Option Scheme1
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (£)	from	until	2008	period[2]	period	2008

16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	427,641	414,141	13,500	–
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	9,794,913	805,177	2,934	8,986,802
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	91,058	12,000	–	79,058
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–	–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	7,920,930	265,602	60,935	7,594,393

1	The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.20.

HSBC Holdings Group Share Option Plan1
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (£)	from	until	2008	period[2]	period	2008

4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	306,641	–	700	305,941
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	27,166,097	70,725	291,334	26,804,038
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	153,518	–	–	153,518
7 May 2002	8.4050	7 May 2005	7 May 2012	29,562,689	142,099	451,175	28,969,415
30 Aug 2002	7.4550	30 Aug 2005	30 Aug 2012	354,600	2,000	8,500	344,100
2 May 2003	6.9100	2 May 2006	2 May 2013	28,957,295	1,157,235	167,920	27,632,140
29 Aug 2003	8.1300	29 Aug 2006	29 Aug 2013	394,784	–	14,130	380,654
3 Nov 2003	9.1350	3 Nov 2006	3 Nov 2013	4,069,800	–	50,000	4,019,800
30 Apr 2004	8.2830	30 Apr 2007	30 Apr 2014	53,842,886	99,000	1,557,025	52,186,861
27 Aug 2004	8.6500	27 Aug 2007	27 Aug 2014	312,000	–	6,930	305,070
20 Apr 2005	8.3620	20 Apr 2008	20 Apr 2015	7,095,295	30,000	217,750	6,847,545

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.39.

HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options	Options
				Options at	awarded	exercised	lapsed		Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	during		30 June
award	price (£)	from	until	2008	period	period	period		2008

21 Jun 2005	8.794	21 Jun 2008	21 Jun 2009	449,455	–	–	224,728	[1]	224,727
30 Sep 2005	9.170	30 Sep 2008	30 Sep 2015	74,985	–	–	–		74,985

1	The exercise of outstanding options which were granted on 21 June 2005, is subject to the same corporate performance conditions as those applicable to awards of Performance Shares made in 2005 under the HSBC Share Plan. The TSR element of the performance conditions was not met and under the terms of the Plan, options over 224,728 shares lapsed.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

Subsidiary company share plans

HSBC France and HSBC Private Bank France

When it was acquired in 2000, HSBC France and one of its subsidiary companies, HSBC Private Bank France, operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under either of these companies’ plans. The following are details of options to acquire shares in HSBC France and HSBC Private Bank France.

HSBC France
shares of €5
					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (€)	from	until	2008	period	[1]	period	2008	[1]

29 Apr 1998	73.48	7 Jun 2000	29 Apr 2008	100,379	100,379		–	–
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	304,402	9,250		–	295,152
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	602,250	–		–	602,250

1	Following exercise of the options, the HSBC France shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of HSBC France (13 HSBC Holdings ordinary shares for each HSBC France share). At 30 June 2008, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 10,240,101 HSBC Holdings ordinary shares which may be exchanged for HSBC France shares arising from the exercise of these options.

HSBC Private Bank France
shares of €2
					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (€)	from	until	2008	period	[1]	period	2008	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	33,250	3,000		–	30,250
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	20,626	–		–	20,626
15 May 2001	20.80	15 May 2002	15 May 2011	141,525	–		–	141,525
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	145,575	–		–	145,575

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 30 June 2008, The CCF Employee Benefit Trust 2001 held 950,462 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

HSBC Finance and its subsidiaries

Following the acquisition of HSBC Finance in 2003, all outstanding options and equity-based awards over HSBC Finance common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance (2.675 HSBC Holdings ordinary shares for each HSBC Finance common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.

The following are details of options and equity-based awards to acquire shares in HSBC Holdings. At 30 June 2008, the HSBC (Household) Employee Benefit Trust 2003 held 1,804,629 HSBC Holdings ordinary shares and 196,455 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

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HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2008	period[1]	period	2008

1 Jul 1998	19.21	1 Jul 1999	1 Jul 2008	80,250	–	–	80,250
9 Nov 1998	13.71	9 Nov 1999	9 Nov 2008	841,566	63,825	–	777,741
17 May 1999	16.99	17 May 2000	17 May 2009	334,375	–	–	334,375
31 Aug 1999	13.96	31 Aug 2000	31 Aug 2009	300,938	–	–	300,938
8 Nov 1999	16.96	8 Nov 2000	8 Nov 2009	4,250,577	–	–	4,250,577
30 Jun 2000	15.70	30 Jun 2001	30 Jun 2010	26,846	–	–	26,846
8 Feb 2000	13.26	8 Feb 2001	8 Feb 2010	66,875	–	–	66,875
13 Nov 2000	18.40	13 Nov 2001	13 Nov 2010	5,728,514	–	–	5,728,514
12 Nov 2001	21.37	12 Nov 2002	12 Nov 2011	7,571,322	–	–	7,571,322
20 Nov 2002	10.66	20 Nov 2003	20 Nov 2012	2,454,298	12,038	40,125	2,402,135

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.13.

HSBC Finance: 1996 Long-Term Executive Incentive Compensation Plan[1]
HSBC Holdings ordinary shares of US$0.50

					Rights		Rights
				Rights at	vested		lapsed	Rights at
Date of	Vesting	Vesting		1 January	during		during	30 June
award	from	until	[2]	2008	period	[3]	period	2008

2 Dec 2002	2 Dec 2005	2 Dec 2007		1,784	1,784		–	–
2 Jan 2003	2 Jan 2006	2 Jan 2008		447	447		–	–
15 Jan 2003	15 Jan 2006	15 Jan 2008		10,480	10,480		–	–
3 Feb 2003	3 Feb 2006	3 Feb 2008		2,906	2,906		–	–
14 Feb 2003	14 Feb 2006	14 Feb 2008		49,134	49,134		–	–
3 Mar 2003	3 Mar 2006	3 Mar 2008		447	447		–	–

1	Awards of Restricted Stock Rights which represent a right to receive shares for nil consideration if the employee remains in the employment of HSBC Finance at the date of vesting.
2	In certain circumstances, for example on the death of a participant, shares may vest and be delivered beyond the normal vesting period.
3	The weighted average closing price of the shares immediately before the dates on which rights vested was £7.58.

Renaissance Holdings, Inc: Amended and Restated 1997 Stock Incentive Plan
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2008	period	period	2008

1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	1,424	–	1,424	–
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	803	–	–	803
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–	–	5,024

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

Bank of Bermuda

Following the acquisition of Bank of Bermuda in 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

The following are details of options to acquire shares in HSBC Holdings. At 30 June 2008, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 1,879,024 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Bank of Bermuda: Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50

					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2008	period	period	2008

1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–	–	67,813
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	4,904	–	–	4,904
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	7,634	–	–	7,634
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	31,678	–	–	31,678
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–	–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	27,744	–	–	27,744
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	53,943	–	–	53,943

Bank of Bermuda: Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50
					Options		Options
				Options at	exercised		lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
award	price (US$)	from	until	2008	period	[1]	period	2008

11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	134,857	–		–	134,857
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	575,170	1,466		11,265	562,439
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	270	–		–	270
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–		–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–		–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	14,930	–		–	14,930
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–		–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	353,891	3,695		–	350,196
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–		–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	762,771	3,188		9,891	749,692
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–		–	12,260
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	133,042	2,530		–	130,512
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	6,833	–		–	6,833

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.99.

Bank of Bermuda: Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50
					Options	Options
				Options at	exercised	lapsed	Options at
Date of	Exercise	Exercisable	Exercisable	1 January	during	during	30 June
award	price (US$)	from	until	2008	period	period	2008

22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	3,082	–	–	3,082
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	4,046	–	–	4,046
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	12,811	–	–	12,811
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	24,520	–	–	24,520
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	4,904	–	–	4,904

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3	Notifiable interests in share capital

The following disclosures of major holdings of voting rights have been made to the Company pursuant to the requirements of the Financial Services Authority Disclosure and Transparency Rule 5:

•	Legal and General Group plc gave notice on 18 April 2008 that it had a holding on 16 April 2008 of 593,425,216 HSBC Holdings ordinary shares, representing 5.00 per cent of the ordinary shares in issue at that date, and gave notice on 21 April 2008 that on 18 April 2008 its holding of HSBC ordinary shares fell below 5.00 per cent of the ordinary shares in issue at that date;

•	Singularis Holdings Limited; AWAL Trust Company Limited; and Maan Abdulwahed Al-Sanea gave notice on 16 April 2007 that it had an indirect interest on 16 April 2007 in 360,055,575 HSBC Holdings ordinary shares, representing 3.11 per cent of the ordinary shares in issue at that date; and

•	Barclays plc gave notice on 17 April 2007 that it had an indirect interest on 16 April 2007 of 518,233,657 HSBC Holdings ordinary shares, representing 4.47 per cent of the ordinary shares in issue at that date.

As at 30 June 2008, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong, The Royal Bank of Scotland Group plc had a long position of 624,613,473 HSBC Holdings ordinary shares on 25 June 2008, representing 5.20 per cent of the ordinary shares in issue at that date and a short position of 484,464,682 HSBC Holdings ordinary shares on 25 June 2008, representing 4.04 per cent of the ordinary shares in issue at that date. After the balance sheet date, The Royal Bank of Scotland Group plc advised that it had a long position of 691,998,426 HSBC Holdings ordinary shares on 23 July 2008, representing 5.76 per cent of the ordinary shares in issue at that date and a short position of 602,496,968 HSBC Holdings ordinary shares on 23 July 2008, representing 5.01 per cent of the ordinary shares in issue at that date.

4	Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank, HSBC Financial Products (France) and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months to 30 June 2008.

5	Second interim dividend for 2008

The Directors have declared a second interim dividend for 2008 of US$0.18 per ordinary share. The second interim dividend will be payable on 8 October 2008 to holders of ordinary shares on the Register at the close of business on 22 August 2008. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 29 September 2008, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 3 September 2008 and elections must be received by 24 September 2008.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 8 October 2008 to the holders of record on 22 August 2008. The dividend will be payable in cash in euros at the exchange rate on 29 September 2008, and with a scrip dividend alternative. Particulars of these arrangements will be announced through Euronext Paris on 20 August and 28 August 2008.

The dividend will be payable on American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, on 8 October 2008 to holders of record on 22 August 2008. The dividend of US$0.90 per ADS will be payable in cash, in US dollars and with a scrip dividend alternative of new ADSs. Particulars of these arrangements will be mailed to holders on or about 2 September 2008. Elections must be received by the depositary on or before 18 September 2008. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 20 August 2008. The ADSs will be quoted ex-dividend in New York on 20 August 2008.

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 22 August 2008. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 21 August 2008 in order to receive the second interim dividend for 2008, which will be payable on 8 October 2008. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 22 August 2008 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 22 August 2008 in order to receive the dividend.

Transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 22 August 2008 in order to receive the dividend.

6	Proposed third interim dividend for 2008

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the third interim dividend for 2008 will be US$0.18 per ordinary share. The proposed timetable for the third interim dividend for 2008 payable on the ordinary shares is:

Announcement	3 November 2008
American Depositary Shares quoted ex-dividend in New York	19 November 2008
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	19 November 2008
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	21 November 2008
Payment date	14 January 2009

7	Final results and fourth interim dividend for 2008

The results for the year to 31 December 2008 will be announced on Monday 2 March 2009. It is intended that any fourth interim dividend for 2008 that is announced on that date would be payable on 6 May 2009 to shareholders on the Register on 20 March 2009. HSBC Holdings ordinary shares would be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 18 March 2009. The American Depositary Shares would be quoted ex-dividend in New York on 18 March 2009.

8	Corporate governance

HSBC is committed to high standards of corporate governance.

HSBC Holdings has complied throughout the six months to 30 June 2008 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2007 in respect of the number and remuneration of employees, remuneration policies and share option plans. At the 2008 Annual General Meeting shareholders approved amendments to the rules of the HSBC Share Plan under which Performance Share and Restricted Share awards are made.

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9	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the HSBC InvestDirect sharedealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, Exchange Place, Poseidon Way, Leamington Spa, Warwickshire CV34 6BY, UK, telephone: 08456 080 848, Overseas, telephone: + 44 (0) 1926 834055, Textphone: 18001 08456 88 877, web: www.hsbc.co.uk/shares.

10	Stock codes

HSBC Holdings plc ordinary shares trade under the following stock codes:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC

11	Copies of the Interim Report 2008 and shareholder enquiries and communications

Further copies of the Interim Report 2008 may be obtained from Group Communications, HSBC Holdings plc,8 Canada Square, London E14 5HQ, United Kingdom; from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; from Internal Communications, HSBC-North America, 26525 North Riverwoods Boulevard, Mettawa, Illinois 60045, USA; or from the HSBC website, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or to receive a notification of their availability on HSBC’s website. To receive future notifications of a corporate communication’s availability on HSBC’s website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you received a notification of this document’s availability on HSBC’s website and would like to receive a printed copy, or would like to receive future corporate communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrars:

Principal Register	Hong Kong Overseas Branch	Bermuda Overseas Branch
	Register	Register
Computershare Investor Services PLC	Computershare Hong Kong Investor Services Limited	Corporate Shareholder Services
PO Box 1064	Hopewell Centre,	The Bank of Bermuda Limited
The Pavilions	Rooms 1806-1807, 18th Floor	6 Front Street
Bridgwater Road	183 Queen’s Road East	Hamilton HM 11
Bristol BS99 3FA	Hong Kong	Bermuda
United Kingdom
Telephone: 44 (0) 870 702 0137	Telephone: 852 2862 8555	Telephone: 1 441 299 6737
Email:	Email:	Email:
web.queries@computershare.co.uk	hkinfo@computershare.com.hk	david.b.davies@bob.hsbc.com

Any enquiries relating to ADSs should be sent to the depositary:

BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh
PA 15252-8516
USA
Telephone (US): 1 877 283 5786
Telephone (international): 1 201 680 6825
Website: www.bnymellon.com/shareowner
Email: shrrelations@bnymellon.com

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, should be sent to the paying agent:

HSBC France
103, avenue des Champs Elysées
75419 Paris Cedex 08
France
Telephone: 33 1 40 70 22 56

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC in accordance with section 146 of the UK Companies Act 2006 (‘nominated persons’). The main point of contact for nominated persons remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to nominated persons’ personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

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H S B C  H O L D I N G S  P L C

Glossary of Terms

Terms used	Brief description
ABSs	Asset-backed securities
ADS	American depositary share
AIEA	Average interest-earning assets
ALCO	Asset and Liability Management Committee
ARMs	Adjustable-rate mortgages
Asscher	Asscher Finance Ltd, a structured investment vehicle managed by HSBC
ATM	Automated teller machine
Bank of Bermuda	The Bank of Bermuda Limited
Bank of Communications	Bank of Communications Limited, mainland China’s fifth largest bank, owned 19.01 per cent by HSBC
Barion	Barion Funding Limited, a term funding vehicle
Basel I	The 1988 Basel Capital Accord
Basel II	Final Accord of the Basel Committee on proposals for a new capital adequacy framework
CDO	Collateralised debt obligation
CP	Commercial paper
CRD	Capital Requirements Directive of the EU
Cullinan	Cullinan Finance Ltd, a structured investment vehicle managed by HSBC
Decision One	Decision One Mortgage Company, HSBC Finance’s subsidiary which originates loans referred by mortgage brokers
DPF	Discretionary participation feature of insurance and investment contracts
EU	European Union
Fannie Mae	Federal National Mortgage Association
Freddie Mac	Federal Home Loan Mortgage Corporation
FSA	Financial Services Authority (UK)
GAAP	Generally Accepted Accounting Principles
GDP	Gross domestic product
Global Markets	HSBC’s treasury and capital markets services in Global Banking and Markets
Group	HSBC Holdings together with its subsidiary undertakings
GSC	Group Service Centre
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, formerly Midland Bank plc
HSBC Direct	HSBC’s online banking and savings proposition
HSBC Finance	HSBC Finance Corporation, the US consumer finance company acquired in 2003 (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary (formerly CCF S.A.)
HSBC Holdings	HSBC Holdings plc
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China of which Hang Seng Bank Limited owns 12.78 per cent
IPO	Initial public offering
Mainland China	People’s Republic of China excluding Hong Kong
Malachite	Malachite Funding Limited, a term funding vehicle
MasterCard	MasterCard Inc.
Mazarin	Mazarin Funding Limited, an asset-backed CP conduit
MBSs	US mortgage-backed securities
Monolines	Monoline insurance companies

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H S B C  H O L D I N G S  P L C

Glossary of Terms (continued)

Terms used	Brief description

Ping An Insurance	Ping An Insurance (Group) Company of China, Limited
Premier	HSBC Premier, HSBC’s global banking service for affluent customers
PVIF	Present value of in-force long-term insurance business
Repos	Sale and repurchase transactions
Reverse repos	Securities purchased under commitments to sell
Seasoning	The emergence of loss patterns in a credit portfolio over time
SICs	Securities investment conduits
SIV	Structured investment vehicles
Solitaire	Solitaire Funding Limited, a special purpose entity managed by HSBC
SPE	Special purpose entity
The Chinese Bank	The Chinese Bank Co., Ltd, in Taiwan, whose assets, liabilities and operations HSBC acquired in March 2008
TSR	Total shareholder return
UK	United Kingdom
US	United States of America
VAR	Value at risk
Visa	Visa Inc.

Index

Accounting policies 115, 213	Commercial Banking
Areas of special interest 161	business highlights 16
Assets	performance in Europe 34
by customer group 13, 25	performance in Hong Kong 45
by geographical region 28	performance in Rest of Asia-Pacific 57
deployment 108	performance in North America 70
financial assets designated at fair value 219	performance in Latin America 82
held in custody and under administration 110	Constant currency 4
maturity analysis 227	Contents 1
non-current assets held for sale 225	Contingent liabilities, contractual commitments and
trading 109, 217	financial guarantee contracts 151, 233
Balance sheet	Copies of the Interim Report 2008 251
consolidated 208	Corporate governance 250
data 3, 14, 16, 19, 21, 23, 25, 30, 39, 42,	Credit quality 169
48, 54, 61, 65, 74, 78, 86	Credit risk 187
Basel II 198	maximum exposure 153
Basis of preparation 13, 211	Customer accounts 29, 42, 53
Business highlights 14, 16, 18, 21	Customer groups and global businesses 13, 25
Business performance review	Daily distribution of trading revenues 185
Europe 31	Dealings in HSBC Holdings shares 249
Hong Kong 43	Defined terms – Inside front cover
Rest of Asia-Pacific 55	Derivatives
North America 66	by product contract type 220
Latin America 79	hedging instruments 221
Capital	trading 220
management 197	Directors
measurement and allocation 197	biographies 203
structure 201	interests 239
Cash flow	Dividends 2, 214, 249, 250
consolidated statement 210	Earned insurance premiums (net) 100
notes 232	Earnings per share 2, 214
Cautionary statement regarding forward-looking	Economic briefing
statements 2	Europe 29
Hong Kong 43

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Rest of Asia-Pacific 53	liabilities under contracts issued 192
North America 65	risk management 191
Latin America 78	Interest income (net) 92
Economic profit 110	sensitivity 189
Equity 229	Interim Report 2008 236, 251
Europe	Latin America
Balance sheet data 30, 39	balance sheet data 78, 86
business performance review 31	business performance review 79
customer accounts 29	customer accounts 77
economic briefing 29	economic briefing 78
loans and advances (net) 29	loans and advances (net) 77
profit before tax 28, 30, 39	profit before tax 77, 78, 86
Events after the balance sheet date 235	Legal risk 191
Fair values of financial instruments 129	Leveraged finance transactions 127
Fee income (net) 94	Liabilities
Financial assets	financial liabilities designated
designated at fair value 219	at fair value 226
Financial highlights 2	maturity analysis 227
Financial investments 222	trading 226
Financial liabilities designated at fair value 226	Liquidity and funding 179
Funds under management 109	contingent liquidity risk 181
Future accounting developments 212	Litigation 234
Gains from dilution of interests	Loans and advances
in associates 233	by country/region 29, 42, 52, 64
Gains less losses from financial	by credit quality 170
investments 99	by industry sector 155,158
Geographical regions 28	delinquency in the US 167
Global Banking and Markets	exposure 152
business highlights 18	past due but not impaired 170, 178
performance in Europe 36	personal lending 161, (US) 165
performance in Hong Kong 46	potential problem loans 178
performance in Rest of Asia-Pacific 59	renegotiated to banks/customers 172
performance in North America 71	to banks/customers by geographical region
performance in Latin America 83	158, 171
Goodwill impairment 234	unimpaired loans contractually past due 90
Group Chairman’s Statement 5	days or more 177
Group Chief Executive’s Review 7	within Rest of Asia-Pacific and
Group Managing Directors 205	Latin America 160
Hong Kong	Loan impairment charges and other credit risk
balance sheet data 42, 48	provisions 2, 103
business performance review 43	Market risk management 183
economic briefing 43	Market turmoil
profit before tax 42, 48	accounting policies 115
Impairment	business model 115
allowances and charges 103, 173, 176,	disclosure policy 112
available-for-sale securities 116, 134	exposures 112, 117
by geographical region 170	impact on market risk 184
distribution 169	special purpose entities 115
Income from financial instruments designated at	structured investment vehicles 114
fair value (net) 97	residential mortgage-backed securities 114
Income statement (consolidated) 90, 207	Monoline insurers 126
Insurance	Mortgage lending
balance sheet by type of contract 195	products 164, HSBC Finance 165
claims incurred and movement in liabilities to	in the UK 163, (US) 163
policyholders (net) 102	Non-trading portfolios 187
net-earned premiums 100	North America

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H S B C  H O L D I N G S  P L C

lndex (continued)

balance sheet data 65, 74	Related parties 110
business performance review 66	Reputational risk 191
customer accounts 64	Rest of Asia-Pacific
economic briefing 65	balance sheet data 54, 61
loans and advances (net) 64	business performance review 55
profit before tax 64, 65, 74	customer accounts 53
Notifiable interests in share capital 249	economic briefing 53
Off-balance sheet arrangements 151	loans and advances (net) 52
Operating expenses 105	profit before tax 51, 54, 61
Operating income (net) 233, (other) 101	Risk elements, analysis of 177
Operational risk 190	Risk elements in the loan portfolio 177
‘Other’ customer group	Risk management 152
performance in Europe 37	credit 152, (credit spread) 187
performance in Hong Kong 47	gap 187
performance in Rest of Asia-Pacific 60	insurance operations 191
performance in North America 72	liquidity and funding 179
performance in Latin America 84	market 183, (turmoil) 115
notes 23	operational 190
Pension scheme 188	pension 188
Personal Financial Services	reputational 191
business highlights 14	Risk-weighted assets by principal
performance in Europe 31	subsidiary 202
performance in Hong Kong 43	Segmental analysis 233
performance in Rest of Asia-Pacific 55	Sensitivity
performance in North America 67	projected net interest income 189
performance in Latin America 80	Share capital
Post-employment benefits 215	notifiable interests 249
Potential problem loans 177	Share dealing service 251
Principal activities 11	Share information 4
Private Banking	Share of profit in associates and joint ventures 107
business highlights 21	Share option plans 239
performance in Europe 37	all-employee share plans 242
performance in Hong Kong 46	Bank of Bermuda plans 248
performance in Rest of Asia-Pacific 60	discretionary share incentive plans 245
performance in North America 72	HSBC Finance plans 246
performance in Latin America 84	HSBC France plans 246
Profit before tax 90	Special purpose entities 115, 137
by country 28, 42, 51, 64, 77	Staff numbers 105
by customer group 13, 14, 16, 18, 21, 23, 25	Statement of recognised income and expense
by geographical region 28, 30, 39, 42, 48, 61,	(consolidated) 209
65, 74, 78, 86, 233	Stock codes 251
consolidated 207	Strategic direction 11
data 3	Structural foreign exchange exposures 190
underlying/reported reconciliations 11, 15, 17,	Tax expense 216
20, 22, 24, 31, 38, 43, 47, 55, 60, 66, 73,	Telephone and online share dealing service 251
79, 85	Total shareholder return 4
Ratios	Trading
advances to deposits 179	assets and financial investments and
capital 3, 201	derivatives 109
Cost efficiency 107	assets 217
credit coverage 3	liabilities 226
earnings to combined fixed charges 111	portfolios 186
efficiency and revenue mix 3	Trading income (net) 96
financial 3	Troubled debt restructurings 177
net liquid assets to customer liabilities 180	Value at risk 183
performance 3

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This document comprises the Interim Report 2008 to shareholders and information contained herein is being filed on Form 6-K with the US Securities and Exchange Commission (‘SEC’), for HSBC Holdings plc and its subsidiary and associated undertakings.

HSBC HOLDINGS PLC
Incorporated in England with limited liability. Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

© Copyright HSBC Holdings plc 2008
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by Group Finance, HSBC Holdings plc, London

Cover designed by Addison Corporate Marketing Limited, London; text pages designed by Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by D&F Print Services, Inc., Glendale Heights, Illinois, USA, on Rolland Opaque30 paper using vegetable oil-based inks. Made in Canada, the paper comprises 70% virgin fibre and 30% post-consumer waste. Pulps used are elemental chlorine-free.

The FSC logo identifies products which contain wood from well-managed forests and recycled fibre certified in accordance with the rules of the Forest Stewardship Council.

Mixed Sources SGS-COC-2186 © 1996 Forest Stewardship Council A.C.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HSBC Holdings plc
By:	/s/ D J FLINT

Name:	D J Flint
Title:	Group Finance Director
8 August 2008